As filed with the Securities and Exchange Commission on December 30 , 2010
Registration No. 333-166480

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to
FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MIDAS MEDICI GROUP HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	8742	37-1532843
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

445 Park Avenue, 20th Flr
New York, NY 10022
(212) 792-0920

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nana Baffour, CFA
Chief Executive Officer and Co-Executive Chairman
Midas Medici Group Holdings, Inc.
445 Park Avenue, 20th Flr
New York, NY 10022
 (212) 792-0920

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Thomas A. Rose, Esq.
Marcelle S. Balcombe, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10022
(212) 930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

i

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. 

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer 	Accelerated filer 
Non-accelerated filer  (Do not check if a smaller reporting company)	Smaller reporting company [X]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee (2)
Common Stock, $0.001 par value per share	4,963,939	N/A	$24,819,695	$1,769.64	*

Options (3)	102,531	N/A	N/A	**
Common Stock, $0.001 par value (4)	102,531	N/A	$3,049,725	$217.45

* Previously paid
** No registration fee required pursuant to Rule 457(g) of the Securities Act of 1933, as amended (the “Securities Act”)

(1)
Relates to common stock, $0.001 par value per share, of Midas Medici Group Holdings, Inc., or “Midas Medici”, issuable to holders of common stock, $0.0000015 par value per share, of Consonus Technologies, Inc., or "Consonus", in the proposed merger of MMGH Acquisition, Inc., a wholly-owned subsidiary of Midas Medici, with and into Consonus. The amount of Midas Medici common stock to be registered is based on the estimated maximum number of shares of Midas Medici common stock that are expected to be issued pursuant to the merger, assuming an exchange ratio of 1.33 shares of Midas Medici common stock for each outstanding share of Consonus common stock.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act, based upon the aggregate book value of Consonus securities that may be cancelled in the merger computed as of April 30, 2010, the latest practicable date prior to the date of initial filing of this registration statement. Consonus is a private company and no trading market exists for its securities.

(3)	Represents outstanding options of Consonus to be exchanged for options of Midas Medici.

(4)	Represents common stock, par value, $0.001 par value per share of Midas Medici underlying options issuable to certain stockholders of Consonus.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

______________________________________

SUBJECT TO COMPLETION, DECEMBER 30, 2010

The information in this prospectus is not complete and may be changed. Midas Medici may not issue the securities being offered by use of this prospectus until the registration statement filed with the Securities and Exchange Commission, of which this prospectus is a part, is effective. This prospectus is not an offer to sell these securities, nor is it soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

The boards of directors of Midas Medici Group Holdings, Inc., referred to herein as Midas Medici, and Consonus Technologies, Inc., referred to herein as Consonus, have each approved the merger agreement, as amended, between Midas Medici, Consonus and MMGH Acquisition, Inc., referred to herein as Acquisition Corp., a direct wholly-owned subsidiary of Midas Medici, pursuant to which Acquisition Corp. will merge with and into Consonus and Consonus will survive the merger as a wholly-owned subsidiary of Midas Medici. References to the “combined company” herein shall be to Midas Medici post –merger and shall include Midas Medici and its wholly owned subsidiaries, Utilipoint International, Inc., Consonus and Midas Medici’s  60% owned subsidiary, the Intelligent Project.

If the merger is consummated, each Consonus stockholder, will receive, in exchange for each share of Consonus common stock held or deemed to be held by such stockholder immediately prior to the closing of the merger, the right to receive 1.33, referred to as the “Exchange Ratio” shares of Midas Medici . The merger agreement further provides that each outstanding option and  warrant, or obligation to issue warrants, of Consonus will be exchanged for options and warrants of   Midas Medici as would be issuable pursuant to the Exchange Ratio discussed above, with a pro rata adjustment to the exercise price. Additionally, all outstanding stock appreciation rights of Consonus shall be exchanged for stock appreciation rights of Midas Medici at the exchange rate discussed above.

This joint proxy statement/prospectus provides you with detailed information concerning Midas Medici, Consonus and the merger transaction. Please give all the information contained in this joint proxy statement/prospectus your careful attention. In particular, you should carefully consider the discussion in the section entitled “Risk Factors” beginning on page 13 of this joint proxy statement/prospectus.

Nana Baffour, CFA CEO & Co-Executive Chairman Midas Medici Group Holdings, Inc.	Hank Torbert Chairman of the Special Committee of the Board of Directors Consonus Technologies, Inc.

____________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares to be issued under this proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [                      ], 2010 and was first mailed to stockholders of Consonus on or about [                          ], 2010.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Midas Medici and Consonus that is not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You may obtain documents related to Midas Medici and Consonus, without charge, by requesting them in writing or by telephone from the appropriate company.

Requests for documents relating to Midas Medici should be directed to:	Requests for documents relating to Consonus should be directed to:
Midas Medici Group Holdings, Inc. Investor Relations 445 Park Avenue, 20th Floor New York, New York 10022 (212) 792-0920	Consonus Technologies, Inc. Investor Relations 301 Gregson Drive Cary, North Carolina, 27511 Phone: (919) 378-8000

In order to receive timely delivery of requested documents in advance of the stockholder meetings, Consonus stockholders should make their requests no later than ____________, 2011.

v

Consonus Technologies, Inc.
301 Gregson Drive
Cary, North Carolina, 27511

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON ________, 2011

TO THE CONSONUS STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that Consonus will hold a special meeting of its stockholders on _____ ___, 2011 at 10:00 a.m., Eastern Daylight Savings Time, at [ ] for the following purposes:

1.     To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated April 30, 2010, by and among Midas Medici, Acquisition Corp.   and Consonus, as amended, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, pursuant to which Acquisition Corp will merge with and into Consonus, with Consonus surviving the merger as a wholly-owned subsidiary of Midas Medici.

2.     To consider and act upon such other business and matters or proposals as may properly come before the special meeting or any adjournments or postponements thereof.

The board of directors of Consonus has fixed the close of business on _________, 2011 as the record date for determining which stockholders have the right to receive notice of and to vote at the Consonus special meeting or any adjournments or postponements thereof. Only holders of record of shares of Consonus capital stock at the close of business on the record date have the right to receive notice of and to vote at the Consonus special meeting. At the close of business on the record date, Consonus had _______ shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the outstanding shares of Consonus common stock having voting power on the record date for the Consonus special meeting is required for approval of Consonus Proposal No. 1. Under Delaware General Corporation Law, which is referred to in the accompanying joint proxy statement/prospectus as the DGCL, holders of Consonus’ common stock who do not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they submit a written demand for an appraisal prior to the vote on the adoption of the merger agreement and they comply with the other procedures under the DGCL explained in the accompanying joint proxy statement/prospectus. Please see the section entitled “The Merger—Appraisal Rights” in the accompanying joint proxy statement/prospectus.

Whether or not you plan to attend the Consonus special meeting, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid return envelope. You may revoke the proxy at any time prior to its exercise in the manner described in the accompanying joint proxy statement/prospectus. Any stockholder present at the Consonus special meeting, including any adjournment or postponement of the meeting, may revoke such stockholder’s proxy and vote personally on the matters to be considered at the Consonus special meeting. Executed proxies with no instructions indicated thereon will be voted “FOR” the proposals outlined above.

THE CONSONUS BOARD OF DIRECTORS HAS DETERMINED THAT THE PROPOSAL OUTLINED ABOVE IS ADVISABLE TO AND IN THE BEST INTERESTS OF CONSONUS AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE CONSONUS BOARD OF DIRECTORS RECOMMENDS THAT CONSONUS STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

BY ORDER OF THE BOARD OF DIRECTORS

Corporate Secretary

Cary, North Carolina[                  ], 2011

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER	1
SUMMARY	2
The Companies	2
The Merger	3
Consideration to be Received in the Merger by Consonus Stockholders	3
Treatment of Consonus Options, Warrants and Stock Appreciation Rights	4
Reasons for the Merger	4
Strategic Trends Driving the Merger	4
Overview of the Merger Agreement	5
Voting Agreements	5
Management of the Combined Company Following the Merger	5
Interests of Certain Persons in the Merger	5
Regulatory Approvals	7
Accounting Treatment	7
Material U.S. Federal Income Tax Consequences	7
Comparison of Stockholder Rights	7
Appraisal Rights in Connection with the Merger	7
Risks Associated with the Merger	7
SELECTED COMPANY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	8
COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA	11
MARKET PRICE AND DIVIDEND INFORMATION	12
RISK FACTORS	12
Risks Related to the Merger	12
Risks Related to Midas Medici	15
Risks Related to Consonus	22
THE SPECIAL MEETING OF CONSONUS STOCKHOLDERS	28
Date, Time and Place	28
Purposes of the Consonus Special Meeting	28
Recommendations of Consonus’ Board of Directors	28
Record Date and Voting Power	29
Voting and Revocation of Proxies	29
Required Vote	29
Solicitation of Proxies	29

Other Matters	29
THE MERGER	30
Background of the Merger	30
Reasons for the Merger	32
Strategic Trends Driving the Merger	35
Interests of Consonus’ Directors and Executive Officers in the Merger	39
Effective Time of the Merger	40
Regulatory Approvals	41
Tax Treatment of the Merger	41
Material United States Federal Income Tax Consequences of the Merger	41
Anticipated Accounting Treatment	43
Appraisal Rights	43
THE MERGER AGREEMENT	45
General	45
Closing and Effective Time of the Merger	45
Merger Consideration	45
Conversion of Consonus Options, Warrants and Stock Appreciation Rights	46
Directors and Officers of Consonus Following the Merger	46
Certificate of Incorporation	46
Conditions to the Completion of the Merger	46
No Solicitation	47
Meetings of Stockholders	48
Covenants; Conduct of Business Pending the Merger	48
Other Agreements	50
Termination	51
Termination Fee and Expenses	52
Representations and Warranties	52
Agreements Related to the Merger Agreement	53
MATTERS TO BE PRESENTED TO THE CONSONUS STOCKHOLDERS	54
Consonus Proposal No. 1: Approval of the Merger	54
CONSONUS’ BUSINESS	55
Overview	55
Employees of Consonus	67
Management and Board of Directors	67
Executive Compensation	72
CONSONUS’ SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA	74
CONSONUS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	76
Overview	76
Results of Operations	79

MANAGEMENT OF THE COMBINED COMPANY	86
Executive Officers and Directors	86
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	97
PRINCIPAL STOCKHOLDERS OF CONSONUS	103
PRINCIPAL STOCKHOLDERS OF MIDAS MEDICI	104
PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY	105
DESCRIPTION OF MIDAS MEDICI’S COMMON STOCK	106
COMPARISON OF RIGHTS OF HOLDERS OF MIDAS MEDICI STOCK AND CONSONUS STOCK	107
MIDAS MEDICI’S BUSINESS	112
Overview	112
Employees	125
MIDAS MEDICI'S SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA	130
MIDAS MEDICI’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	132
Overview	132
Results of Operations	132
LEGAL MATTERS	138
EXPERTS	138
WHERE YOU CAN FIND ADDITIONAL INFORMATION	139
Information on Midas Medici’s Website	139
Information on Consonus’ Website	139
INDEX TO FINANCIAL STATEMENTS	F-1

ANNEX A	AGREEMENT AND PLAN OF MERGER BY AND AMONG MIDAS MEDICI GROUP HOLDINGS, INC. MMGH ACQUISITION, INC. AND CONSONUS TECHNOLOGIES, INC.
ANNEX B	SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the transaction?

A:
The transaction is the merger of Acquisition Corp., a wholly owned subsidiary of Midas Medici with and into Consonus, with Consonus surviving the merger as a wholly owned subsidiary of Midas Medici. As a result, Consonus stockholders will have their shares of Consonus capital stock converted into shares of Midas Medici common stock.

Q:	What do I need to do now?

A:
After you have carefully read and considered this joint proxy statement/prospectus, please indicate on your proxy card how you want your shares to be voted, then sign, date and mail the proxy card in the enclosed prepaid return envelope as soon as possible so that your shares may be represented and voted at the  Consonus special meeting. Consonus stockholders may also attend the Consonus special meeting and, in either case, vote in person.

Q:	Why is my vote important?

A:
If you do not return your proxy card at or prior to the stockholder meeting, it will be more difficult for Consonus to obtain the necessary quorum to hold the special meeting. In addition, if you fail to vote, by proxy or in person, it will have the same effect as a vote against the merger and any related transactions.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:
No. Your broker cannot vote your shares without instructions from you. If your shares are held in street name, you should instruct your broker as to how to vote your shares, following the instructions contained in the voting instructions card that your broker provides to you. Without instructions, your shares will not be voted, which will have the same effect as if you voted against approval of the merger and any related transactions.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions?

A:
The failure to return your proxy card will have the same effect as voting against the proposals outlined in your special meeting notice and your shares will not be counted for purposes of determining whether a quorum is present at the Consonus special meeting.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:
Yes. If you have not voted through your broker, there are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the corporate secretary of Consonus stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card, but it must bear a later date than the original proxy. Third, you may vote in person at the stockholder meeting. If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker to change your vote. Your last vote will be the vote that is counted.

Q:	Should I send in my stock certificates now?

A:
No.  Other than some limited exceptions, Consonus shares are uncertificated, so your ownership is reflected on the Consonus stock register.  If you do have a certificate representing Consonus shares, or if you are still holding a certificate reflecting Strategic Technologies, Inc. shares, you will receive written instructions from Consonus or the exchange agent for exchanging such certificates for certificates representing shares of Midas Medici common stock.

Q:	Who is paying for this proxy solicitation?

A:
Consonus will bear the cost of printing and mailing of this joint proxy statement/prospectus and the proxy card. Consonus will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:	When do Midas Medici and Consonus expect to complete the merger?

A:
We are working to complete the merger in the first quarter of 2011. We must first obtain the necessary approvals, including, but not limited to, the approval of Consonus’ stockholders, and satisfy the closing conditions described in the merger agreement. We cannot assure you as to if and when all the conditions to the merger will be met nor can we predict the exact timing. It is possible we will not complete the merger.

Q	Where can I find more information?

A:
You may obtain more information from various sources, as set forth under the section entitled “Where You Can Find More Information” in this joint proxy statement/prospectus. If you have any questions about the merger, or would like copies of any of the documents we refer to in this information statement/prospectus, please call Lisa Inman at (919) 781-4000.

 SUMMARY

The following summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and the other proposals being considered at the Consonus special meeting, you should carefully read this entire joint proxy statement/prospectus, including the merger agreement, as amended, attached as Annex A to this joint proxy statement/prospectus, and the other documents to which you are referred in this joint proxy statement/prospectus.

The Companies
Midas Medici Group Holdings, Inc.
445 Park Avenue, 20th Floor
New York, New York 10022
(212) 792-0920

References to “we”, “us”, “our” or similar terminology in this Midas Medici Summary section refer to Midas Medici.

We are a clean energy company that provides services to utilities and others to further the development of the electric grid.  The electric grid is the entire infrastructure available to generate, transmit, and distribute electricity to end users. We define the “Smart Grid” as the electrical grid, enhanced by a full spectrum of technologies and solutions designed to make it function more efficiently, reliably and securely. We believe the Smart Grid will enable consumers to make smarter decisions about electricity consumption, helping curb the rising demand for electricity while reducing their carbon footprint.

In much the same way that technological advances in microprocessors, power electronics and the internet revolutionized the telecommunications industry, we believe that technological advances are transforming the traditional electrical grid into a “Smarter Grid” and significantly improving its capabilities.  Key elements of the Smart Grid include the ability to: introduce clean energy sources into the grid; transmit, store and analyze data along the grid; communicate information between all segments of the grid; automate certain functions of the grid using advanced control systems and devices; and reduce the carbon footprint using various products, processes and services for remote demand management and ensuring affordability of electrical power.

           In October 2008, the U.S. Department of Energy released a study, “The Smart Grid: An Introduction”, in which it estimated that for the past 20 years, demand growth has exceeded supply growth by 25% per year. As a result, power outages are estimated to cost U.S. businesses $100 billion per year, with 41% more power outages in the second half of the 1990s than in the first half. Smart Grid enhancements will ease congestion and increase utilization of generating capacity, sending between 50% to 300% more electricity through the existing electrical grid.

            Through our wholly-owned subsidiary, Utilipoint, we provide energy industry consulting services and proprietary research in seven practice areas that encompass the entire energy and utility value chain, including:

●
Smart Meter Deployment – 1) research and consulting focused on more effective deployment of smart meters to customers, and 2) efficient management of data traffic between end-users and providers of  electricity. A smart meter refers to a utility meter for electricity, natural gas or water, usually, that, always includes two-way communications technology;

●	Energy Investments & Business Planning –investment decision support to utilities and investment firms;
●	CommodityPoint –research and advisory services designed to assist commodities traders to manage trading risk;
●	Meter-to-Cash –independent research and consulting services applied to the utility-customer cash cycle from when a meter is read to the point cash is received;
●	Pricing & Demand Response –design mechanisms for utilities and their regulators to for setting electricity rates;
●	Public & Regulatory Issues Management –regulatory, legal and policy support services for issues associated with the generation, transmission and distribution of electricity; and
●	The Intelligent Project – highly structured, issue-focused research and executive forums to assist executives in analyzing customer related issues associated with the “Smart Grid”.

Founded in 1933, Utilipoint built its brand name in the power utility industry by supplying market data intelligence to major US utilities spanning the entire market segment from generation to consumption. Today, Utilipoint is a full service energy-focused consulting firm, providing independent research-based information, analysis, and consulting to energy companies, utilities, investors, regulators, and industry service providers alike.

 In addition, we host annual conferences in the US and Europe targeted to our client base to discuss topical issues in the clean energy and Smart Grid sector.  These conferences bring together key energy industry participants such as regulators, business executives, policy makers, and investors serving the energy industry. Our flagship US annual conference attracted approximately 200 participants in 2008.  Our second annual European conference attracted approximately 100 participants in 2008. Our clients include utilities, investors, regulators, and energy industry vendors and service providers both domestically and internationally.

Consonus Technologies, Inc.
301 Gregson Drive
Cary, North Carolina 27511
(919) 379-8000

References to “we”, “us”, “our” or similar terminology in this Consonus Summary section refer to Consonus.

Consonus provides innovative data center solutions to small and medium size enterprises focused on virtualization, energy efficiency and data center optimization. Virtualization refers to creating a virtual version of a device or resource, such as a server, storage device, network or even an operating system where the framework divides the resource into one or more execution environments. Our ability to offer a comprehensive suite of related IT infrastructure services gives us an ability to offer our clients customized solutions to address their critical needs of data center availability, data manageability, disaster recovery and data center consolidation as well as a variety of other related managed services.

Our data center related services and solutions primarily enable business continuity, back-up and recovery, capacity-on-demand, regulatory compliance (such as email archiving), virtualization, and offer data center best practice methodologies and Software as a Service (SaaS).  SaaS is a software distribution model in which applications are hosted by a vendor or service provider and made available to customers over a network, typically the Internet. Additionally, we provide managed hosting, maintenance and support for all of our solutions, as well as related professional and consulting services. We have a large and diverse customer base comprised of active customers in 32 states in the United States.

We have chosen to focus on small and medium size business clients in under-served geographic markets. We define small and medium size businesses as (i) companies having between $50 million and $1 billion in annual revenue, (ii) companies with 300 to 2,000 employees, and (iii) regional and department-level offices of large enterprises.

Recent Transactions

On October 1, 2010, Consonus Acquisition Corp. (“CAC”), a wholly-owned subsidiary of Consonus, sold substantially all of its assets to VW Acquisition Corp. (“VW Acquisition”), a wholly-owned subsidiary of ViaWest, Inc. (“ViaWest”), pursuant to an Asset Purchase Agreement by and among ViaWest, VW Acquisition, Consonus and CAC dated as of October 1, 2010 (the “Asset Purchase Agreement”).  The purchase price paid at closing was equal to approximately $43,500,000 million, which is subject to certain post-closing adjustments.  CAC is entitled to receive up to an additional $8,500,000 pursuant to an earn-out provision.

Pursuant to the Asset Purchase Agreement, Consonus and CAC are obligated to indemnify ViaWest and VW Acquisition for breaches of their representations, warranties and covenants under the Asset Purchase Agreement and certain excluded liabilities, among other things.  Consonus’ and CAC’s indemnification obligations with respect to breaches of their representations, warranties and covenants are generally limited to the amount of the earn-out.  The Asset Purchase Agreement contains a two year non-competition agreement for the provision of certain services (related to the operations transferred pursuant to the Asset Purchase Agreement) in Utah, Colorado, Oregon, Texas and Nevada and a two year non-solicitation provision against soliciting transferred employees and certain customers.  The Asset Purchase Agreement also restricts the provision of certain services under the name Consonus (related to the operations transferred pursuant to the Asset Purchase Agreement).  In connection with the Asset Purchase Agreement, Knox Lawrence International, LLC, the majority shareholder of CAC entered into a separate Non-Competition, Non-Solicitation and Confidentiality Agreement that contains the same terms as the relevant provisions contained in the Asset Purchase Agreement.

In connection with the Asset Purchase Agreement, the parties entered into a Transition Services Agreement whereby CAC and Consonus agreed to provide VW Acquisition and ViaWest with certain accounting, human resources, and marketing and communications services for a period of 120 days and provide certain operational services for a period of 6 months, and VW Acquisition and ViaWest agreed to provide CAC and Consonus with certain operational services for a period of 6 months.  CAC also granted VW Acquisition a license to use certain trademarks until June 30, 2011.

On October 22, 2010, the Consonus Board approved a capital contribution of $9.025 million to Strategic Technologies, (“STI”), a wholly owned subsidiary of Consonus, in exchange for 100 shares of Preferred Stock. STI used the funds to pay $8.5 million in full settlement of the entire balance of its term loan with Avnet, Inc.  and to pay $525,000 in settlement of certain outstanding vendor notes payable in excess of $4.2 million.

MMGH Acquisition, Inc.
445 Park Avenue, 20th Floor
New York, New York 10022
(212) 792-0920

Acquisition Corp.  is a Delaware corporation and a direct wholly-owned subsidiary of Midas Medici. Acquisition Corp. does not conduct any business. In the merger, Acquisition Corp. will merge with and into Consonus, with Consonus surviving the merger as a wholly-owned subsidiary of Midas Medici.

 The Merger

A copy of the merger agreement, as amended, is attached as Annex A to this joint proxy statement/prospectus. Midas Medici and Consonus encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.

Consideration to be Received in the Merger by Consonus Stockholders

If the merger is completed, Acquisition Corp.  will merge with and into Consonus, and Consonus will survive the merger as a wholly-owned subsidiary of Midas Medici. Each Consonus stockholder will receive, in exchange for each share of Consonus common stock held or deemed to be held by such stockholder immediately prior to the closing of the merger, 1.33 shares of Midas Medici. As a result, immediately after the merger Consonus stockholders will own approximately 66% of the fully-diluted shares of the combined company and Midas Medici stockholders will own approximately 34% of the fully-diluted shares of the combined company.

For a more complete description of the merger consideration to be issued by Midas Medici, please see the section entitled “The Merger Agreement” in this joint proxy statement/prospectus.

Treatment of Consonus Options, Warrants, and Stock Appreciation Rights

If the merger is consummated, each outstanding option and  warrant, or obligation to issue warrants, of Consonus will be exchanged for options and warrants of  Midas Medici as would be issuable pursuant to the Exchange Ratio, with a pro rata adjustment to the exercise price. Additionally, all outstanding obligations to issue warrants or deferred stock with respect to

Consonus stock will be converted into obligations to issue warrants or deferred stock of Midas Medici applying the Exchange Ratio, with a pro rata adjustment to the exercise price, and stock appreciation rights of Consonus shall be exchanged for stock appreciation rights of Midas Medici at the exchange rate discussed above.  As of May 31, 2010, there were 494,083 outstanding stock options, warrants or other rights to purchase or acquire the capital stock of Consonus.

For a more complete description of the treatment of Consonus options, warrants, purchase rights, convertible securities, and preferred stock, please see the section entitled “The Merger Agreement” in this joint proxy statement/prospectus.

Reasons for the Merger

We anticipate that upon consummation of the merger, Midas Medici and Consonus will continue their respective businesses as conducted prior to the Merger. Midas Medici and Consonus believe that the post-merger company will have the following potential advantages:

·	Midas Medici and Consonus will be able to leverage the complementary strengths of each of the companies to maximize the prospects of the combined company;

·	The financial profile of the combined company may attract an institutional investor base that would provide greater flexibility to the combined company in its fund raising activities;

·	The opportunity for Consonus to access the capital markets;

·
The strategic attractiveness of each of Midas Medici and Consonus, including each company’s reputation, as well as the opportunities that a strategic acquisition would present to the combined company to increase market penetration;

·	The opportunities and advantages of the Consonus marketing and sales infrastructure;

·	The opportunity for Consonus to cross-sell into the Utilipoint customer base of Midas Medici;

·	The opportunity to develop new energy efficient solutions services and software for data center space between Midas Medici and Consonus; and

·	The combined company will be led by the experienced senior management team of Midas Medici and a board of directors with representation from each of Midas Medici and Consonus.

Strategic Trends Driving the Merger

We believe the merger of Consonus Technologies with Midas Medici would enable the combined company to accelerate the respective business plans of Midas Medici and Consonus individually  through increased access to capital in the public equity markets, increased management strength and management expertise, access to a new customer base for the Consonus sales organization and ability to develop and acquire new solutions targeting significant trends in the convergence between technology and energy, in particular the impact of increasing data and the use of energy in the data center space.  The merger would enable the combined company take advantage of the following emerging and growing trends in addition to the existing high growth trends in the data center, virtualization and cloud computing and smart grid spaces:

●
Providing energy efficiency consulting and other solutions to Consonus’ existing and prospective clients as part of the existing solution sets in order to reduce costs, enhance data center optimization and reduce the carbon footprint.  According to the US Department of Energy, or DOE, data centers are one of the fastest growing electric power consumption sectors in the country.

●
Consonus would get access to a new industry vertical, the utility industry, that is on the verge of explosive data growth as part of its normal operations.  The utility industry is undergoing significant transformation in terms of how it generates, transmits and distributes energy in response to increasing customer and regulatory demand for renewables, increasing construction costs, increasing rates and increasing information requirements by consumers as USA migrate from an analog electric grid to a digital or “smart” grid.  This transformation is currently being manifested by the replacing of decades old analog meters by digital two-way meters and associated infrastructure, software and solutions.  According to estimates from Utilipoint, there would be approximately 79 million “Smart” meters being deployed from 2008 – 2015.  This transformation going on in the utility industry is estimated to increase the annual data storage requirements of the industry by 16 fold – from 37 terabytes (“TB”) of data to approximately 800TB of data. Management believes that this transformation would create opportunities for virtualization, disaster recover, security, backup, IT consulting, data center outsourcing among others. The combined company would be uniquely positioned to capitalize on this opportunity in the utility industry to increase its revenues and profits.

Overview of the Merger Agreement

Conditions to Completion of the Merger

Midas Medici and Consonus are required to complete the merger only if certain customary conditions are satisfied or waived, including, but not limited to:

·	approval of the merger by stockholders holding a majority of the voting securities of Consonus;

·	the filing and effectiveness of a registration statement under the Securities Act of 1933, as amended, in connection with the issuance of Midas Medici common stock in the merger;

·
the respective representations and warranties of Midas Medici, Acquisition Corp.  and Consonus, shall be true and correct in all material respects as of the date of the Merger Agreement and the closing;

·	each of the Executive Transaction Payment waivers from each executive of Midas Medici or any of its subsidiaries and Consonus or any of its subsidiaries shall have been delivered;

·	no material adverse effect with respect to Midas Medici, Acquisition Corp. or Consonus or their respective subsidiaries shall have occurred since the date of the Merger Agreement;

·	performance or compliance in all material respects by Midas Medici and Consonus with their respective covenants and obligations in the merger agreement; and

·	Consonus shall have obtained any consents or waivers of approvals required in connection with the merger.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approval to complete the merger has been obtained, as set forth below:

·	by mutual written consent of Midas Medici and Consonus, duly authorized by their respective boards of directors;

·	by either Midas Medici or Consonus if the merger is not consummated by by the date that is 6 months after the signing date of the merger agreement;

·
by either Midas Medici or Consonus if a court, administrative agency, commission, governmental or regulatory authority issues an order, decree or ruling or taken, any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the merger;

·
by either Midas Medici or Consonus if the requisite approval of the stockholders of Consonus is not obtained; provided Consonus shall not have the right to terminate if the failure to obtain the requisite stockholder approval is as a result of its inaction or action taken by Consonus which constitutes a breach under the Merger Agreement;

·
by either Midas Medici or Consonus if either party breaches its representations, warranties, covenants or agreements contained in the merger agreement or if any representation or warranty shall become untrue and if curable by commercially reasonable efforts are not cured within 30 days;

·	by Midas Medici if a material adverse effect with respect to Consonus or its subsidiaries has occurred since the date of the Merger Agreement; and

·
by Midas Medici upon the occurrence of a triggering event, as defined in the merger agreement, such as the withdrawal by the Board of directors of its recommendation in favor of the adoption and approval of the merger.

Voting Agreements

In connection with the execution of the merger agreement, certain stockholders of Consonus, indicated below, entered into voting agreements with Midas Medici and Consonus pursuant to which, among other things, each of these shareholders agreed, to vote all of their shares of Consonus capital stock in favor of the approval of the merger and against any matter that would result in a breach of the merger agreement by Consonus and any proposal made in opposition to, or in competition with, the consummation of the merger and the other transactions contemplated by the merger agreement. As of December 30, 2010, these shareholders owned an aggregate of 2,335,382 shares of the issued and outstanding Consonus capital stock, representing approximately 64.2% of the issued and outstanding shares of Consonus capital stock. The stockholders who have entered into Voting Agreements, include, Knox Lawrence International, Quotidian Capital, LLC, UTP International, LLC, MMC I SOF, LLC, MMC, LLC., Justin Beckett and Robert McCarthy.  Robert McCarthy is the President of Consonus, Justin Beckett is a Director of Consonus,  KLI, Quotidian Capital, LLC, UTP International, LLC, MMC I SOF, LLC and MMC, LLC, together are beneficial owners of 5% or more of Consonus common stock.

Management of the Combined Company Following the Merger

Effective as of the closing of the merger, the combined company will have a seven member board of directors, which is anticipated to be comprised of Justin Beckett, Hank Torbert and Andre Brosseau, from Consonus’ board of directors, Keith Gordon and Samuel Arthur, from Midas Medici’s board of directors, and Nana Baffour and Johnson Kachidza, current members of both Consonus’ and Midas Medici’s board of directors.

Interests of Certain Persons in the Merger

In considering the recommendation of the Consonus board of directors with respect to approving the merger, Consonus stockholders should be aware that certain members of the board of directors and executive officers of Consonus have interests in the merger that may be different from, or in addition to, interests they have as Consonus stockholders. For example, following the consummation of the merger, certain directors of Consonus will continue to serve on the board of directors of the combined company. In addition, certain executive officers and directors of Consonus entered into voting agreements with Consonus in connection with the merger.

7The following tables sets forth the ownership interest of the principal stockholders in Consonus , Midas Medici  and the combined company:

	Midas Medici			Consonus			Combined Company
Name	Number of shares		Percentage*	Number of shares		Percentage**	Number of shares		Percentage***

Knox Lawrence	120,113	(1)	4.7%	2,278,321	(2)	62.6%	3,150,280		41.8%
International, LLC

Nana Baffour	1,261,734	(3)	46.8%	2,278,321	(4)	62.6%	4,291,901	(5)	56.0%

Johnson	1,261,734	(3)	46.8%	2,278,321	(4)	62.6%	4,291,901	(5)	56.0%
Kachidza

* Percentage of Midas Medici is based upon 2,566,516 shares of common stock outstanding as of December 29, 2010 and options and warrants exercisable within 60 days.
** Percentage of Consonus is based upon 3,637,472 shares of common stock outstanding as of December 29, 2010 and options and warrants exercisable within 60 days.

***        Percentage of common stock of the combined company is based on 7,530,455 shares of common stock of the combined company outstanding upon the consummation of the merger and assumes that the exchange ratio to be used in connection with the merger is approximately 1.33 shares of Midas Medici common stock for each share of Consonus common stock.

(1)	Nana Baffour and Johnson Kachidza hold the power to vote and dispose of the shares of KLI.

(2)
Includes  (a) 75,000 shares held by MMC I SOF, LLC (b) 100,000 shares held by UTP International, LLC (c) 381,514 shares held by Quotidian Capital, LLC and (d) 100,000 shares held by MMC, LLC, affiliates of KLI.

(3)
Includes (a) 120,113 shares held by KLI, (b) 687,922 shares held by UTP International, LLC , (c) 27,168  shares underlying an option held by KLI  IP Holding, Inc.,  to purchase shares of the Company issued at the closing of the acquisition of Utilipoint which is currently exercisable at a price of $1.56 per share; (d) 326,531 shares held individually, and (e) shares underlying an option to purchase 100,000 shares of common stock of the Company which is currently exercisable.

(4)
Includes (a) 1,621,807 shares held by KLI, (b) 75,000 shares held by MMC I SOF, LLC and (c) 100,000 held by MMC, LLC, (d) 100,000 shares held by UTP International, LLC and (d) 381,514 shares held by Quotidian Capital, LLC. Nana Baffour, Executive Chairman  of Consonus and Johnson Kachidza, a director of Consonus hold the power to vote and dispose of the shares of KLI.

(5)
Includes (a) 2,277,116 shares held by KLI, (b) 820,922 shares held by UTP International, LLC, (c) 99,750 shares held by KLI Affiliate (MMC I SOF, LLC), (d) 133,000 shares held by KLI Affiliate (MMC, LLC), (e) 507, 414 shares held by KLI Affiliate (Quotidian Capital, LLC),  (f) 27,168 shares underlying an option held by KLI IP Holding, Inc., to purchase shares of the Company issued at the closing of the acquisition of Utilipoint which is currently exercisable at a price of $1.56 per share, (g) 326,531 held individually and (h) shares underlying an option to purchase 100,000 shares of common stock of the Company which is currently exercisable.

In December 2009 and 2008, Consonus recognized expenses of approximately $250,000 for management and administrative services provided by KLI.

On September 24, 2008, Consonus Acquisition Company ("CAC") issued a Secured Promissory Note to KLI. Under the terms of the note, CAC may borrow up to a maximum of $2,500,000, of which it has borrowed $1,623,485. The balance of the available funds may be used to support CAC's operating and debt servicing obligations. In connection with the issuance of the note, CAC entered into a security agreement with KLI and subordination and standstill agreement with KLI, U.S. Bank National Association and Proficio Bank, each dated as of September 24, 2008. The note is collateralized by all assets of CAC and is subordinate to the term loans with U.S. Bank. The note bears interest at the "applicable LIBOR rate" plus 12.5% (12.74% at December 31, 2009). At December 31, 2009, there is approximately $298,000 in accrued interest on the balance sheet as well as approximately $231,000 in interest expense for the year ended December 31, 2009 related to the note. Interest expense for 2008 on the KLI note was $67,000 and it was also in accrued liabilities at December 31, 2008.

Pursuant to the employment agreements between Midas Medici and Messrs. Baffour and Kachidza, the base salary of the executives shall be increased based on the publicly reported consolidated annual gross revenues of Midas Medici.

Regulatory Approvals

Midas Medici must comply with applicable federal and state securities laws in connection with the issuance of shares of Midas Medici common stock of Consonus’ stockholders and the filing of this joint proxy statement/prospectus with the Securities and Exchange Commission, or the SEC. As of the date hereof, the registration statement of which this joint proxy statement/prospectus is a part has not become effective.

Please see the section entitled “Regulatory Approvals” in this joint proxy statement/prospectus.

Accounting Treatment

Consonus stockholders will own, after the merger, approximately 64.5% of the combined company on a fully-diluted basis. Based on an analysis of minority interest in the surviving corporation, the relative size of Consonus and Midas Medici and the composition of the combined company, for accounting purposes, Consonus will be deemed to be the acquiring entity and Midas Medici the acquired entity and the merger will be accounted for as a reverse merger.

The unaudited pro forma combined condensed consolidated financial statements included in this joint proxy statement/ prospectus have been prepared to give effect to the proposed merger of Consonus and Acquisition Corp. as a reverse acquisition of assets in accordance with accounting principles generally accepted in the United States. For accounting purposes, Consonus is considered to be acquiring Midas Medici in the merger.

Material U.S. Federal Income Tax Consequences

Each of Midas Medici and of Consonus intends and expects that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the merger does so qualify, Consonus stockholders generally will not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of Consonus common stock for shares of Midas Medici common stock, except for Consonus stockholders who exercise their appraisal rights with respect to the merger and receive cash in exchange for their shares of Consonus stock. Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend in part on such stockholder’s circumstances. Accordingly, you are urged to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information on the federal income tax effect of the merger, see the section entitled “Material Federal Income Tax Consequences of the Merger.”

 Comparison of Stockholder Rights

If Midas Medici and Consonus successfully complete the merger, holders of Consonus common stock will become Midas Medici stockholders, and their rights as stockholders will be governed by Midas Medici’s certificate of incorporation, as amended, and bylaws. There are differences between the certificates of incorporation and bylaws of Midas Medici and Consonus. Since Consonus and Midas Medici are both Delaware corporations, the rights of Consonus stockholders will continue to be governed by Delaware law after the completion of the merger. See “Comparison of Rights of Holders of Midas Medici Stock and Consonus Stock” in this joint proxy statement/prospectus for more information.

Appraisal Rights in Connection with the Merger

Under Delaware law, Consonus common stockholders are entitled to appraisal rights in connection with the merger. Holders of Midas Medici common stock are not entitled to appraisal rights in connection with the merger. For more information about appraisal rights, see the provisions of Section 262 of the DGCL, attached as Annex B to this joint proxy statement/prospectus, and the section entitled “The Merger—Appraisal Rights” in this joint proxy statement/prospectus.

Risks Associated with the Merger

Both Midas Medici and Consonus are subject to various risks associated with their businesses and industries. In addition, the merger poses a number of risks to each company and its respective stockholders, including, but not limited to, the following:

·	the market price of the combined company's common stock may decline as a result of the merger;

·	Midas Medici and Consonus stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger;

·
during the pendency of the merger, Consonus may not be able to enter into a business combination with another party at a favorable price because of restrictions in the merger agreement, which could adversely affect its business; and

·
certain provisions of the merger agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the merger agreement.

These risks are discussed in greater detail under the section entitled “Risk Factors” in this joint proxy statement/prospectus. Midas Medici and Consonus encourage you to read and consider all of these risks carefully.

SELECTED COMPANY UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Statements and related notes included in this joint proxy statement/prospectus on page 97. The information is based on the historical consolidated balance sheet and related historical consolidated statements of operations of Midas Medici and the historical consolidated balance sheet and related historical consolidated statements of operations of Consonus using the acquisition method of accounting for business combinations. This information is for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on the selected unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

The information set forth below should be read in conjunction with “Selected Historical Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements including the notes thereto included in this joint proxy/statement prospectus.

The following selected unaudited pro forma financial data as of and for the nine months ended September 30, 2010 and for the year ended December 31, 2009 has been derived from our unaudited pro forma combined financial statements included elsewhere in this prospectus:

SELECTED COMPANY UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Nine Months Ended September 30, 2010	Year Ended December 31, 2009
Revenues:	(Unaudited)
Data center services and solutions	$23,281	$33,833
IT infrastructure services	2,766	3,839
IT infrastructure solutions	12,502	33,231
Utility services	901	3,009
Total revenues	39,450	73,912

Cost of revenues:
Cost of data center services and solutions	15,372	22,038
Cost of IT infrastructure services	1,888	2,843
Cost of IT infrastructure solutions	9,904	26,314
Cost of utility services	528	1,758
Total cost of revenues	27,692	52,953

Gross profit	11,758	20,959

Operating expenses:
Selling, general and administrative expenses	16,571	23,792
Depreciation and amortization expense	2,897	3,764
Impairment loss - Goodwill	16,261	-
Total expenses	35,729	27,556

Loss from continuing operations	(23,971)	(6,597)

Other income (expenses):
Interest expense	1,832	2,180
Loss from continuing operations before income taxes	(25,803)	(8,777)

Provision for income taxes	(23)	4
Loss from continuing operations	(25,780)	(8,781)

Income from discontinued operations	2,343	4,239
Net loss	(23,437)	(4,542)

Net loss attributable to non-controlling interest	65	86
Net loss applicable to shareholders of combined entity	$(23,372)	$(4,456)

Loss per common share - basic and diluted:
Loss per share from continuing operations	$(3.44)	$(1.39)
Income per share from discontinued operations	0.32	0.68
Loss per share	$(3.12)	$(0.71)

Weighted average number of common shares outstanding - basic and diluted	7,481,693	6,254,716

EBITDA (*)	$(18,666)	$1,492

ADJUSTED EBITDA (*)	$(934)	$3,836

	As of September 30, 2010
Balance Sheet Data:
Cash and cash equivalents	$525
Working capital deficiency	(23,276)
Total assets	72,354
Stockholders' deficit	$(6,211)

	Nine Months Ended September 30, 2010	Year Ended December 31, 2009
Reconciliation of Net Loss to EBITDA to Adjusted EBITDA
Net loss	$(23,372)	$(4,456)
Interest expense	1,832	2,180
Provision for income taxes	(23)	4
Depreciation and amortization expense	2,897	3,764
EBITDA (*)	(18,666)	1,492

Impact of deferred revenue and support fair value adjustment	8	108
Non-recurring severance and separation settlement expenses	-	940
Stock-based compensation (Consonus)	167	727
Impairment loss - Goodwill	16,261	-
Merger and refinancing costs	233	-
Legal and professional fees related to merger and public offering costs of MMGH	761	268
Stock-based compensation (MMGH)	302	301
ADJUSTED EBITDA (*)	$(934)	$3,836

(*)  EBITDA AND ADJUSTED EBITDA:

We defined EBITDA as operating income (loss) before interest, taxes, depreciation and amortization expenses. We define Adjusted EBITDA as operating income (loss) before interest, taxes, depreciation and amortization expenses, excluding non-cash stock-based compensation expense, non-cash gains or losses related to the fair value of derivative liabilities, acquisition related adjustment to deferred revenue, write-off of public offering costs, non-recurring merger costs and severance and separation settlement expense.   We use Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our business, develop forecasts and measure our performance against those forecasts.

We believe that analysts and investors use Adjusted EBITDA as a supplementary measure to evaluate a company’s overall operating performance. However, Adjusted EBITDA has material limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation, or as a substitute for analysis of our results as reported under GAAP. We believe that, with a full understanding of its limitations, adjusted EBITDA provides useful information regarding how our management views our business. In addition, it allows analysts, investors and other interested parties in the technology and energy consulting industries to facilitate company comparisons because it eliminates many differences caused by variations in capital structures (affecting interest expense), taxation, the life-cycle stage and “book basis” depreciation expense of facilities and equipment, as well as non-operating and one-time charges to earnings.

Adjusted EBITDA may not be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments. Our calculation of Adjusted EBITDA is not directly comparable to EBIT (earnings before interest and taxes) or EBITDA. In addition, Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; changes in, or cash requirements for, our working capital needs; our interest expense, or the cash requirements necessary to service interest or principal payments our outstanding debt; any cash requirements for the replacement of assets being depreciated or amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges; and the fact that other companies in our industry may calculate adjusted EBITDA differently than we do which limits its usefulness as a comparative measure. Adjusted EBITDA is not intended to replace operating income, net income and other measures of financial performance reported in accordance with GAAP. Rather, Adjusted EBITDA is a measure of operating performance that you may consider in addition to those measures. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA as a supplementary measure.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following tables set forth certain historical per share data of Midas Medici and Consonus combined per share data on an unaudited pro forma and pro forma equivalent basis after giving effect to the merger using the acquisition method of accounting, and assuming 1.3 3 shares of Midas Medici common stock exchanged for each share of Consonus common stock outstanding as of the effective date of the merger. The following data should be read in conjunction with the separate historical consolidated financial statements of Midas Medici and Consonus included in this joint proxy statement/prospectus. The unaudited pro forma combined per share data do not necessarily indicate the operating results that would have been achieved had the merger been completed as of the beginning of the earliest period presented and should not be taken as representative of future operations. The results may have been different if the companies had always been combined. No cash dividends have ever been declared or paid on Midas Medici common stock or Consonus common stock.

	Nine Months Ended September 30, 2010	Year Ended December 31, 2009
	(Unaudited)	Unaudited
Midas Medici—Historical
Loss per share - basic and diluted	$(0.95)	$(1.40)
Weighted average common shares outstanding—basic and diluted	2,517,754	1,290,777
Common shares outstanding	2,566,516	2,310,516

Consonus—Historical
Loss per share from continuing operations - basic and diluted	$(7.19)	$(2.42)
Income per share from discontinued operations - basic and diluted	$0.73	$1.34
Loss per share - basic and diluted	$(6.46)	$(1.08)
Weighted average common shares outstanding—basic and diluted	3,187,093	3,159,078
Common shares outstanding	3,224,713	3,283,388

Pro Forma Combined Consolidated
Loss per share from continuing operations - basic and diluted	$(3.44)	$(1.39)
Income per share from discontinued operations - basic and diluted	$0.32	$0.68
Loss per share - basic and diluted	$(3.12)	$(0.71)
Weighted average common shares outstanding—basic and diluted	7,481,693	6,254,716
Common shares outstanding	7,530,455	7,699,455

MARKET PRICE AND DIVIDEND INFORMATION

OTC Bulletin Board Considerations

Since February 22, 2010, Midas Medici’s common stock has been included for quotation on the Over-the-Counter Bulletin Board under the symbol MMED. There has been limited trading in our stock.  Prior to February 22, 2010, there was no market for Midas Medici common stock. As of December 29, 2010 , the last reported price at which Midas Medici stock traded was $2.00 . There can be no assurance that any market for Midas Medici’s securities will develop.

Penny Stock

Our common stock may be subject to the “penny stock” rules adopted under Section 15(g) of the Exchange Act. The penny stock rules generally apply to companies whose common stock is not listed on a national securities exchange and trades at less than $4.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances.

Dividend Policy

Midas Medici has never declared or paid any cash dividends on its common stock. Midas Medici currently intends to retain future earnings, if any, to finance the expansion of its business. As a result, Midas Medici does not anticipate paying any cash dividends in the foreseeable future.

As of  December 29, 2010 , Midas Medici had 46 stockholders of record.
RISK FACTORS

Consonus stockholders should carefully consider the following factors, in addition to the other information contained in this joint proxy statement/prospectus, before deciding how to vote their shares of common stock.

Risks Related to the Merger

Some of Consonus’ executive officers and directors have conflicts of interest that may influence them to support or approve the merger without regard to your interests.

Certain Consonus officers will be employed by the combined company and certain directors will continue to serve on the board of directors of the combined company following the consummation of the merger.  In addition, certain Consonus officers and directors have a direct or indirect financial interest in both Consonus and Midas Medici. These interests, among others, may influence such executive officers and directors of Consonus to support or approve the merger. For a more information concerning the interests of Consonus’ executive officers and directors, see the sections entitled “The Merger—Interests of Consonus’ Directors and Executive Officers in the Merger” in this joint proxy statement/prospectus.

Failure to complete the merger could harm Midas Medici’s and Consonus’ future business and operations.

If the merger is not completed, costs related to the merger, such as legal and accounting fees which Midas Medici and Consonus estimate will total approximately $370,000 and $200,000 respectively, must be paid even if the merger is not completed.

If Midas Medici’s and Consonus’ boards of directors determine to seek another business combination, there can be no assurance that they will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the merger.

The combined company’s stock price is expected to be volatile, and the market price of its common stock may drop following the merger.

The market price of the combined company’s common stock could be subject to significant fluctuations following the merger. Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.

The market price of the combined company’s common stock may decline as a result of the merger.

The market price of the combined company’s common stock may decline as a result of the merger if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by Midas Medici or Consonus or investors, financial or industry analysts.

Midas Medici and Consonus stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the merger, Midas Medici stockholders will have experienced an approximately 64.5% dilution of their ownership interests in Midas Medici and Consonus stockholders will have experienced an approximately 35.5% dilution of their ownership interests in Consonus without receiving any commensurate benefit.

We may not experience the anticipated strategic benefits of the merger

The respective management of Midas and Consonus believes that the merger would provide certain strategic benefits that may not be realized by each of the companies operating as standalones. Specifically, we believe the merger would provide certain strategic benefits which would enable each of Midas and Consonus to accelerate their respective business plans through an increased access to capital in the public equity markets, increased management strength and management expertise, access to a new customer base for the Consonus sales organization and ability to develop and acquire new solutions targeting significant trends in the convergence between technology and energy, in particular the impact of increasing data and the use of energy in the data center space.  In addition, we believe the merger would enable the combined company to take advantage of certain emerging and growing trends in addition to the existing high growth trends in the data center, virtualization and cloud computing and smart grid spaces. There can be no assurance that these anticipated benefits of the merger will materialize or that if they materialize will result in increased shareholder value or revenue stream to the combined company.

A significant portion of our unaudited pro forma total assets consists of goodwill, which is subject to a periodic impairment analysis, and a significant impairment determination in any future period could have an adverse effect on our results of operations even without a significant loss of revenue or increase in cash expenses attributable to such period.

We will have goodwill totaling approximately $18.0 million upon consummation of the merger.  We will be required to evaluate this goodwill for impairment based on the fair value of the operating business units to which this goodwill relates at least once a year.  This estimated fair value could change if we are unable to achieve operating results at the levels that have been forecasted, the market valuation of those business units decreases based on transactions involving similar companies, or there is a permanent, negative change in the market demand for the services offered by the business units.  These changes could result in an impairment of the existing goodwill balance that could require a material non-cash charge to our results of operations.

During the pendency of the merger, Midas Medici and Consonus may not be able to enter into certain transactions with another party because of restrictions in the merger agreement, which could adversely affect their respective businesses.

Covenants in the merger agreement impede the ability of Midas Medici and Consonus to complete certain transactions that are not in the ordinary course of business, pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors because the parties will have been prevented from entering into arrangements with possible financial and or other benefits to them. In addition, any such transactions could be favorable to such party’s stockholders.

Because the lack of a public market for Consonus’ shares makes it difficult to evaluate the fairness of the merger, the stockholders of Consonus may receive consideration in the merger that is greater than or less than the fair market value of their Consonus shares.

The outstanding common stock of Consonus is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Consonus. Because the percentage of Midas Medici common stock to be issued to Consonus stockholders was determined based on negotiations between the parties, it is possible that the value of the Midas Medici common stock to be issued in connection with the merger will be greater than the fair market value of Consonus. Alternatively, it is possible that the value of the shares of Midas Medici common stock to be issued in connection with the merger will be less than the fair market value of Consonus.

If the conditions to the merger are not met, the merger will not occur.

Even if the merger is approved by the stockholders of Consonus, specified conditions must be satisfied or waived in order to complete the merger, including, among others:

·	the filing and effectiveness of a registration statement under the Securities Act of 1933, as amended, in connection with the issuance of Midas Medici common stock in the merger;

·
 the respective representations and warranties of Midas Medici, Acquisition Corp.  and Consonus, shall be true and correct in all material respects as of the date of the Merger Agreement and the closing;

·	each of the Executive Transaction Payment waivers from each executive of Midas Medici or any of its subsidiaries and Consonus or any of its subsidiaries shall have been delivered;

·	no material adverse effect with respect to the Midas Medici, Acquisition Corp. or Consonus or its subsidiaries shall have occurred since the date of the Merger Agreement;

·	performance or compliance in all material respects by Midas Medici and Consonus with their respective covenants and obligations in the merger agreement;

·	Consonus shall have obtained any consents and waivers of approvals required in connection with the merger; and

·	no material adverse effect with respect to the Midas Medici, Acquisition Corp. or Consonus or its subsidiaries shall have occurred since the date of the Merger Agreement.

These and other conditions are described in detail in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. Midas Medici and Consonus cannot assure you that all of the conditions to the merger will be satisfied. If the conditions to the merger are not satisfied or waived, the merger will not occur or will be delayed, and Midas Medici and Consonus each may lose some or all of the intended benefits of the merger.

The combined company may not be able to meet the initial listing standards to trade on a national securities exchange such as the NASDAQ Capital Market or the American Stock Exchange, which could adversely affect the liquidity and price of the combined company’s common stock.

Following this merger, the combined company intends to seek qualification for the listing of its common stock on a national securities exchange such as the NASDAQ Capital Market or the NYSE American Stock Exchange. The initial listing qualification standards for new issuers are stringent and, although the combined company may explore various actions to meet the minimum initial listing requirements for a listing on a national securities exchange, there is no guarantee that any such actions will be successful in bringing it into compliance with such requirements.

If the combined company fails to achieve listing of its common stock on a national securities exchange, the combined company’s common shares may continue to be traded on OTC Bulletin Board or other over-the-counter markets in the United States, although there can be no assurance that its common shares will be eligible for trading on any such alternative markets or exchanges in the United States.

In the event that the combined company is not able to obtain a listing on a national securities exchange or maintain its reporting on the OTC Bulletin Board or other quotation service for its common shares, it may be extremely difficult or impossible for stockholders to sell their common shares in the United States. Moreover, if the common stock of the combined company remains quoted on the OTC Bulletin Board or other over-the-counter market, the liquidity will likely be less, and therefore the price will be more volatile, than if its common stock was listed on a national securities exchange. Stockholders may not be able to sell their common shares in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if the combined company’s common shares fail to achieve listing on a national securities exchange, the price of its common shares is likely to decline. In addition, a decline in the price of the combined company’s common shares could impair its ability to achieve a national securities exchange listing or to obtain financing in the future.

 The market price of the combined company’s common stock may be subject to downward pressure for a period of time as a result of sales by former holders of Consonus shares.

In connection with the merger, stockholders of Consonus may sell a significant number of shares of Midas Medici common stock they will receive in the merger. Such holders have had no ready market for their Consonus shares and might be eager to sell some or all of their shares once the merger is completed. Significant sales could adversely affect the market price for the Midas Medici common stock for a period of time after completion of the merger.

If  there are Consonus stockholders that exercise their appraisal rights, the surviving corporation in the merger will be responsible for the resulting cash payment obligation.

If the merger is completed, holders of Consonus common stock are entitled to appraisal rights under Section 262 of the DGCL, or Section 262, provided that they comply with the conditions established by Section 262.  If there are Consonus stockholders who exercise such rights and complete the process required by the DGCL, Consonus, as the surviving company in the merger, will be obligated to pay such stockholders the pre-merger cash value of their Consonus stock as determined by the Delaware Court of Chancery.

Should the merger not qualify as tax free reorganization, Consonus stockholders may recognize capital gain or loss with respect to the shares received in the merger.

It is the opinion of management that the merger qualifies as a tax-free reorganization, Management did not seek a tax opinion or ruling from the Internal Revenue Service regarding the tax consequences of the merger The failure of the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code would result in a Consonus stockholder recognizing capital gain or loss with respect to the shares of Consonus stock surrendered by such stockholder equal to the difference between the stockholder’s basis in the shares and the fair market value, as of the effective time of the merger, of the Midas Medici stock received in exchange for the Consonus stock on the closing date of the merger. In such event, a stockholder’s aggregate basis in the Midas Medici common stock so received would equal its fair market value and such stockholder’s holding period would begin the day after the merger. A dissenting stockholder who receives cash will be required to recognize gain or loss in the same manner as described above.

The common stock of the combined company may be subject to “penny stock” rules of the Securities and Exchange Commission, which may make it more difficult for stockholders to sell our common stock.

The common stock of the combined company may be subject to the “penny stock” rules adopted under Section 15(g) of the Exchange Act. The penny stock rules generally apply to companies whose common stock is not listed on a national securities exchange and trades at less than $4.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we are subject to the penny stock rules for any significant period, it could have an adverse effect on the market liquidity of our stock and investors may find it more difficult to dispose of our securities.

The Board of Midas Medici determined that the consideration to be paid pursuant to the Merger Agreement was fair and no formal fairness opinion was obtained.

The Board of Midas Medici initially determined to obtain a fairness opinion from an independent investment banker to assess the fairness of the transaction to the shareholders of Midas Medici. Upon the consummation of the transactions consummated by Consonus in October 2010, which are described under the heading Recent Transactions in this joint proxy statement/prospectus, the Board of Midas Medici determined not to proceed with obtaining a formal fairness opinion. While the Board of Directors has determined in its business judgment that the consideration is fair, there can be no assurance that a fairness opinion obtained from an investment banker would have reached a similar conclusion.

Risks Related to Midas Medici

References to “we”, “us”, “our” or similar terminology in this Section refer to Midas Medici.

We have recently incurred net losses, and we may continue to incur net losses in the future.

The net loss of Midas Medici was $2,461,895 for the nine months ended September 30, 2010 and $1,582,108 and $299,689 for the years ended December 31, 2009 and 2008 respectively. Our accumulated deficit as of September 30, 2010 was $4,705,337. We currently have a working capital deficiency of $2,607,954 as of September 30, 2010. Our net losses in 2009 and 2008 were driven principally by deteriorated macroeconomic conditions and the fixed cost nature of our business. More recently, our net losses have been driven principally by general and administrative, marketing, operating and depreciation and amortization expenses relating to investing in human capital to support our newer service offerings and grow our presence in Europe. To try to grow our revenues and customer base, we plan to continue emphasizing the expansion and development of our services, which will include increased marketing and operating expenses. We cannot be certain that by incurring these expenses our hoped-for revenue growth will occur. Further, even with additional investment we may never obtain profitability

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability and loss of market share.

We operate in highly competitive markets and generally encounter intense competition to win contracts and acquire new business. Many of our competitors are larger and have greater financial, technical, marketing and public relations resources, larger client bases, and greater brand or name recognition than we do. Some of our competitors are IBM, Accenture, ICF International and Navigant Consulting.  We also have numerous smaller competitors, many of which have narrower service offerings and serve niche markets. Our competitors may be able to compete more effectively for contracts and offer lower prices to clients, causing us to lose contracts.  In order to compete, we may be forced to lower the prices at which we offer our services in order to win or retain contracts, which could lower our margins or cause us to suffer losses on contracts that we do win. Some of our subcontractors are also competitors, and some of them may in the future secure positions as prime contractors, which could deprive us of work we might otherwise have won. Our competitors also may be able to provide clients with different and greater capabilities and benefits than we can provide in areas such as technical qualifications, past performance on relevant contracts, geographic presence, ability to keep pace with the changing demands of clients and the availability of key professional personnel. Our competitors also have established or may establish relationships among themselves or with third parties, including through mergers and acquisitions, to increase their ability to address client needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge. We also may compete with our competitors for the acquisition of new businesses.  Our competitors may also be able to offer higher prices for attractive acquisition candidates, which could harm our strategy of growing through selected acquisitions. In addition, our competitors may engage in activities, whether proper or improper, to gain access to our proprietary information, to encourage our employees to terminate their employment with us, to disparage our company, and otherwise to gain competitive advantages over us. If we are unable to compete successfully in the provision of services to clients and for new business, our revenue and operating margins may decline.

Because much of our work is performed as short-term projects, research assignments and consulting engagements, we are exposed to a risk of under-utilizing our staff.

Utilipoint performs much of its work under short-term contracts. Even under many of its longer-term contracts, it performs much of its work under individual task orders and delivery orders, many of which are awarded on a competitive basis. If Utilipoint cannot obtain new work in a timely fashion, whether through new task orders or delivery orders, modifications to existing task orders or delivery orders, or otherwise, it may not be able to keep its staff profitably utilized. It is difficult to predict when assignments will be obtained. Moreover, Utilipoint must manage its staff carefully in order to ensure that consultants with appropriate qualifications are available when needed and are utilized to the fullest extent. There can be no assurance that Utilipoint can profitably manage the utilization of its staff. Staff under-utilization may hurt our revenue, profit and operating results.

We have reported several material weaknesses in the effectiveness of our internal controls over financial reporting, and if we cannot maintain effective internal controls or provide reliable financial and other information, investors may lose confidence in our SEC reports.

In our most recent annual report for the year ended December 31, 2009 filed with the SEC, we reported material weaknesses in the effectiveness of our internal controls over financial reporting related to the lack of segregation of duties and the need for a stronger internal control environment.  In addition, we concluded in our annual report for the year ended December 31, 2009 that our disclosure controls and procedures were ineffective as of that date.  Internal control over financial reporting is designed to provide reasonable assurances regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with U.S. generally accepted accounting principles, or GAAP.  Disclosure controls generally include controls and procedures designed to ensure that information required to be disclosed by us in the reports we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Effective internal controls over financial reporting and disclosure controls and procedures are necessary for us to provide reliable financial and other reports and effectively prevent fraud. If we cannot maintain effective internal controls or provide reliable financial or SEC reports or prevent fraud, investors may lose confidence in our SEC reports, our operating results and the trading price of our common stock could suffer and we might become subject to litigation.

If we fail to successfully educate existing and potential customers regarding the benefits of our service offerings or solutions or if the Smart Grid market fails to develop, our ability to sell our solutions and grow our business could be limited.

Our future success depends on commercial acceptance of our clean energy and Smart Grid solutions and our ability to obtain additional contracts. We anticipate that revenues related to our consulting services and solutions will constitute a substantial portion of our revenues for the foreseeable future. The market for clean energy and Smart Grid solutions is relatively new. In addition, because the clean energy and Smart Grid solutions sector is rapidly evolving, we cannot accurately assess the size of the market, and we may have limited insight into trends that may emerge and affect our business. For example, we may have difficulty predicting customer needs and developing clean energy and Smart Grid solutions that address those needs. If the market for our consulting services and solutions does not continue to develop, our ability to grow our business could be limited and we may not be able to achieve profitability.

If we lose key personnel upon whom we depend or fail to attract and retain skilled employees, we may not be able to manage our operations and meet our strategic objectives.

We believe that our success depends on the continued contributions of the members of our senior management team. Also, we rely on our senior management to generate business and manage and execute projects and programs successfully. In addition, the relationships and reputation that many members of our senior management team have established and maintain with client personnel and industry professionals contribute to our ability to maintain good client relations and identify new business opportunities. We are especially dependent on our senior management team’s experience and expertise to implement our acquisition strategy. The loss of key personnel could impair our ability to implement our growth strategy through acquisitions, identify and secure new contracts, to maintain good client relations, and otherwise manage our business.

Also, we must continue to hire highly qualified individuals who have technical skills and who work well with our clients. These employees are in great demand and are likely to remain a limited resource for the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to staff engagements and to maintain and grow our business could be limited. In such a case, we may be unable to win or perform contracts, and we could be required to engage larger numbers of subcontractor personnel, any of which could cause a reduction in our revenue, profit and operating results and harm our reputation. We could even default under one or more contracts for failure to perform, which could expose us to additional liability and further harm our reputation and ability to compete for future contracts. In addition, some of our contracts contain provisions requiring us to commit to staff engagements with specific personnel the client considers key to our performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutes, or otherwise staff our work, the client may reduce the size and scope of our engagement under a contract or terminate it, and our revenue and operating results may suffer. In addition, consistent with their employment agreements, Nana Baffour, our CEO, and Johnson Kachidza, our President and CFO, are only required to dedicate at least 65% of their time to of our Company. Our inability to utilize more than 65% of their time may adversely affect our ability to execute on our business plan.

We may not be able to identify suitable acquisition candidates or complete acquisitions successfully, which may inhibit our rate of growth.

In addition to organic growth, we intend to pursue growth through the acquisition of companies or assets that may enable us to expand our project skill-sets and capabilities, enter new geographic markets, add experienced management and expand our product and service offerings. However, we may be unable to implement this growth strategy if we cannot identify suitable acquisition candidates or reach agreements for potential acquisitions on acceptable terms, or for other reasons. Our failure to successfully implement our acquisition strategy could have an adverse effect on other aspects of our business strategy and our business in general and could inhibit our growth and future profitability. Our inability to procure adequate financing for acquisitions may adversely impact our ability to complete the acquisitions successfully or at all.

In addition if and to the extent we engage in acquisitions of companies of which our officers and directors are affiliates, conflicts of interest may arise in connection with the negotiations of acquisition terms and conditions which may impact our ability to complete those acquisitions on the most favorable terms to us.

We may not be able to successfully integrate acquisitions to realize the full benefits of the combined business, and may therefore suffer losses or not be as profitable as planned.

Acquisitions that we complete may expose us to a number of unanticipated operational or financial risks, including:

·	The business we acquire may not prove to be profitable and my cause us to incur additional consolidated losses from operations;

·	We may have difficulty integrating new operations and systems related to the acquisition;

·
Key personnel and customers of the acquired company may terminate their relationships with the acquired company, and as a result, we may experience additional financial and accounting challenges and complexities in areas such as internal control, tax planning and financial reporting;

·	We may assume or be held liable for risks and liabilities (including for environmental-related costs) as a result of our acquisitions, some of which we may not discover during our due diligence;

·	Our ongoing business may be disrupted or receive insufficient management attention; and

·	We may not be able to realize the cost savings or other financial benefits we anticipate.

Moreover, to the extent that any acquisition results in goodwill, it will reduce our tangible net worth, which might have an adverse effect on our ability to obtain credit. In addition, in the event that we issue shares of our common stock as part or all of the purchase price, an acquisition will dilute the ownership of our then-current stockholders.

The process of completing the integration of acquisitions could cause an interruption, or loss of, momentum in our activities. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the operations of acquisition targets could have an adverse effect on our business, financial condition or results of operations.

Our business may become subject to modified or new government regulation, which may negatively impact our ability to market our products.

Our services are not subject to existing federal and state regulations in the U.S. governing the electric utility industry. In the future, federal, state or local governmental entities or competitors may seek to change existing regulations or impose additional regulations. Any modified or new government regulation applicable to our products or services may negatively impact the implementation, servicing and marketing of our services and increase our costs.

Our relations with our contracting partners are important to our business and, if disrupted, could affect our earnings.

We derive a portion of our revenue from contracts under which we act as a subcontractor or from “teaming” arrangements in which we and other contractors jointly bid on particular contracts, projects or programs. As a subcontractor or team member, we often lack control over fulfillment of a contract. Poor performance by the prime contractor could tarnish our reputation, result in reduction of the amount of our work under or result in termination of that contract, and could cause us not to obtain future work, even when we are not at fault. We expect to continue to depend on relationships with other contractors for a portion of our revenue and profit in the foreseeable future. Moreover, our revenue and operating results could be materially and adversely affected if any prime contractor or teammate does not pay our invoices in a timely fashion, chooses to offer products or services of the type that we provide, teams with other companies to provide such products or services, or otherwise reduces its reliance upon us for such products or services.

We derive significant revenue from contracts awarded through a competitive bidding process, which can impose substantial costs upon us, and we will lose revenue if we fail to compete effectively.

We derive significant revenue and gross profit from utility contracts that are awarded through a competitive bidding process. We expect that most of the business we seek in the foreseeable future from these clients will be awarded through competitive bidding. We will occasionally bid these jobs as the prime contractor, and occasionally as a sub-contractor. Competitive bidding imposes substantial costs and presents a number of risks, including:

·	the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us;
·	the need to estimate accurately the resources and costs that will be required to service any contracts we are awarded, sometimes in advance of the final determination of their full scope;
·	the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could
·	the opportunity cost of not bidding on and winning other contracts we might otherwise pursue.

To the extent we engage in competitive bidding and are unable to win particular contracts, we may incur substantial costs in the bidding process that would negatively affect our operating results. Even if we win a particular contract through competitive bidding, our gross profit margins may be depressed or we may suffer losses as a result of the costs incurred through the bidding process and the need to lower our prices to overcome competition.

We may lose money on some contracts if we underestimate the resources we need to perform under the contract.

We provide services to clients primarily under three types of contracts: time-and-materials contracts; fixed-price contracts; and bundled service agreement contracts. Each of these types of contracts, to differing degrees, involves the risk that we could underestimate our cost of fulfilling the contract, which may reduce the profit we earn or lead to a financial loss on the contract. To the extent our working assumptions prove inaccurate, we may lose money on the contract, which would adversely affect our operating results.

For all three contract types, we bear varying degrees of risk associated with the assumptions we use to formulate our pricing for the work. To the extent our working assumptions prove inaccurate, we may lose money on the contract, which would adversely affect our operating results.

Our operating results may be affected by fluctuations in foreign currency exchange rates, which may affect our operating results in U.S. dollar terms.

A portion of our revenue arises from our international operations and we anticipate that, as we grow, our revenues from international operations will increase. Revenues generated and expenses incurred by our international operations are often denominated in local currencies. As a result, our consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as revenues and expenses of our international operations are translated from local currencies into U.S. dollars. In addition, our financial results are subject to changes in exchange rates that impact the settlement of transactions. The Company does not undertake any hedges to protect against adverse foreign currency exposure.

An economic or industry slowdown may cause a reduction in the demand for our services which may cause our revenues to decrease.

Our business depends on providing services to utility companies. In past two years, economic conditions have deteriorated significantly in the United States and other countries, and may remain depressed for the foreseeable future. Slowdowns in the economy may reduce the demand for our services by causing utility companies to delay or abandon implementation of new systems and technologies. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery. These economic factors could have a material adverse effect on our financial condition and operating results.

Our ability to use our net operating loss carryforwards may be subject to limitation which could result in increased future tax liability for us.

Generally, a change of more than 50% in the ownership of a company’s stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit a company’s ability to use its net operating loss carryforwards attributable to the period prior to such change. The number of shares of our common stock that we issue in this offering may be sufficient, taking into account prior or future shifts in our ownership over a three-year period, to cause us to undergo an ownership change. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could result in increased future tax liability for us.

To the extent that we do not generate sufficient funds from ongoing operations, we may need to raise additional capital, failure to do so could adversely affect us.

Our future capital requirements will depend on many factors, including our ability to successfully generate new and additional business. To the extent that the funds generated by public offering and the income from ongoing operations are insufficient to fund our current and future operating requirements, we may need to raise additional capital through financings or curtail our growth. If we cannot obtain adequate capital, or can only obtain capital on unfavorable terms, our business, operating results and financial condition could be adversely affected.

Insiders have substantial control over the company, and issuance of shares of Common Stock pursuant to our incentive plan will dilute your ownership and voting rights and allow insiders to control the direction of the Company.

The executive officers of Midas Medici and its directors beneficially owned, as of September 30, 2010 in the aggregate,  1,362,039 shares of our outstanding common stock, which constitutes  48.2% of our outstanding shares.  Our officers and directors ownership percentage will increase as a result of any shares issued under our incentive plan under which we can issue 650,000 shares to our officers, directors, employees and consultants. Through September 30, 2010 we have granted options to purchase an aggregate of 472,097 shares of our common stock to our management.

The executive officers of Midas Medici and its directors have the ability to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all of our stockholders.

There has been limited trading in our common stock since quotation commenced on the Over-the-Counter Bulletin Board, accordingly investors may be unable to liquidate their investment.

Since February 22, 2010, our shares of common stock have been included for quotation on the Over-the-Counter Bulletin Board under the symbol MMED, but there has been limited trading in our shares as of the date of filing of this report. As of September 30, 2010, the last reported trade in our stock was at $4.75. There can be no assurance that a regular trading market will develop or that if developed, will be sustained. In the absence of a trading market, investors may be unable to liquidate their investment. Even if a market for our common stock does develop, the market price of our common stock may continue to be highly volatile.

If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board which would limit the ability of broker-dealers to trade our securities in the secondary market.

Companies trading on the OTC Bulletin Board must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current in our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity of our securities could be severely adversely affected by limiting the ability of broker-dealers to trade our securities and the ability of stockholders to sell their securities in the secondary market.

Our common stock could be subject to extreme volatility.

The trading price of our common stock may be affected by a number of factors, including events described in the risk factors set forth in this report, as well as our operating results, financial condition and other events or factors. In addition to the uncertainties relating to future operating performance and the profitability of operations, factors such as variations in interim financial results or various, as yet unpredictable, factors, many of which are beyond our control, may have a negative effect on the market price of our common stock. In recent years, broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock and wide bid-ask spreads. These fluctuations may have a negative effect on the market price of our common stock.  In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our stock.

We have never paid common stock dividends and have no plans to pay dividends in the future, as a result our common stock may be less valuable because a return on an investor’s investment will only occur if our stock price appreciates.

Holders of shares of our common stock are entitled to receive such dividends as may be declared by our board of directors. To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any return investors in our common stock may have will be in the form of appreciation, if any, in the market value of their shares of common stock. There can be  no assurance that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Our common stock may be subject to “penny stock” rules of the Securities and Exchange Commission, which may make it more difficult for stockholders to sell our common stock.

Our common stock may be subject to the “penny stock” rules adopted under Section 15(g) of the Exchange Act. The penny stock rules generally apply to companies whose common stock is not listed on a national securities exchange and trades at less than $4.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we are subject to the penny stock rules for any significant period, it could have an adverse effect on the market liquidity of our stock and investors may find it more difficult to dispose of our securities.

The rights of the holders of common stock may be impaired by the potential issuance of preferred stock.

Our certificate of incorporation gives our board of directors the right to create new series of preferred stock. As a result, the board of directors may, without stockholder approval, issue preferred stock with voting, dividend, conversion, liquidation or other rights which could adversely affect the voting power and equity interest of the holders of common stock. Preferred stock, which could be issued with the right to more than one vote per share, could be utilized as a method of discouraging, delaying or preventing a change of control. The possible impact on takeover attempts could adversely affect the price of our common stock. Although we have no present intention to issue any shares of preferred stock or to create any new series of preferred stock, we may issue such shares in the future.

We may need additional capital, and the sale of additional shares or other equity securities could result in additional dilution to our stockholders.

We anticipate that our capital needs for the next 12 months to be approximately $2 million. We anticipate that we will fund our capital needs from cash generated from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Financing may not be available in amounts and on terms acceptable to us, or at all. In addition, the successful execution of our business plan requires significant cash resources, including cash for investments and acquisition. Changes in business conditions and future developments could also increase our cash requirements. To the extent we are unable to obtain external financing, we will not be able to execute our business plan effectively. Although we recently procured a working capital line of credit, our ability to draw upon that line is subject to our compliance with covenants such as net worth, operating profits and adequate accounts receivable balances. Further, this line of credit is secured by all our assets and a default under the Revolving Credit Facility agreement could result in the loss of our assets. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The implementation of our stock-based incentive plan may dilute your percentage ownership interest and may also result in downward pressure on the price of our stock.

Our board has adopted a stock-based incentive plan. Under the incentive plan, the Company can grant a maximum of up to 650,000 shares to our officers, directors, employees and consultants. Shareholders would experience a dilution in ownership interest assuming the maximum issuance of 650,000 shares from stock options or awards of restricted stock under the plan.  In addition, the existence of a significant amount of stock and stock options that are issuable under our incentive plan may be perceived by the market as having a dilutive effect, which could lead to a decrease in the price of our common stock.

We have significant related party transactions, which may be viewed unfavorably by investors.

We have consummated several transactions with affiliated parties.  (See section entitled “Midas - Certain Relationships and Related Transactions”) Investors may view such transactions unfavorably and may be reluctant to purchase our stock, which could negatively affect both the price and market for our common stock.

Risks Related To Consonus

References to “we”, “us”, “our” or similar terms in this Section refer to Consonus.

We have a history of operating losses and expect to continue incurring losses for the foreseeable future.

For the fiscal years ended December 31, 2009, 2008 and 2007, we reported net losses of $3.4 million, $11.1 million and $4.9 million, respectively. As of December 31, 2009, our accumulated deficit was $317,000. We cannot anticipate when, if ever, our operations will become profitable. We expect to incur significant net losses as we shift our product mix toward higher margin recurring revenues and pursue our business strategy.

If we are unable to execute our business strategy and grow our business, either as a result of the risks identified in this section or for any other reason, our business, prospects, financial condition and results of operations will be adversely affected.

Our services and solutions have a long sales cycle that may materially adversely affect our business, financial condition and results of operations.

A customer's decision to purchase other services and solutions from us typically involves a significant commitment of resources, including time. These long sales cycles for new business not currently under contract tend to make the timing and amount of our revenue unpredictable. Furthermore, we may expend significant time and resources in pursuing a particular sale or customer that do not result in revenue. As a result of these factors, we believe that our quarterly revenue and results of operations are likely to vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. Delays due to length of our sales cycle may also materially adversely affect our business, financial condition and results of operations.

Our customers may choose to in-source IT capabilities as a substitute for our services and solutions, consolidate their relationships with other providers or choose to manage their IT infrastructure in different ways, any of which could adversely affect our success.

          As our customers grow in size and complexity and develop more comprehensive back office capabilities, there is an increasing likelihood that they will choose to in-source key IT activities which were previously provided by us in an attempt to reduce expenses. Although we are focused on building our customer base of small to medium-sized businesses, currently, many of our top 10 customers consist of relatively large enterprises, which may further develop their own internal IT or data storage capabilities, thereby decreasing or eliminating the need for our services and solutions. Additionally, our customers may establish relationships or strengthen existing, or form new relationships with systems integrators, third party consulting firms or other parties, which could lead them to terminate their relationships with us, or pursue alternative means to manage their IT infrastructure or data center related activities. If customers representing a material portion of our revenue base decide to terminate the services and solutions we provide for them, our revenue could materially decline and this may adversely affect our business, operating results and financial position.

The loss of our major customers could have a material adverse effect on our business, financial condition and results of operations.

          For the year ended December 31, 2009, our top 10 customers generated approximately 33% of our revenue with no one customer representing greater than 6% . We expect that our top 10 customers will continue to account for a significant portion of our revenue for the foreseeable future.  It is possible that other large customers could decide to terminate their relationships with us. The loss of one or more of our top 10 customers, or a substantial decrease in demand by any of those customers for our services and solutions, could have a material adverse effect on our business, results of operations and financial condition.

If our security systems are breached we could incur liability, our services may be perceived as not being secure, and our business and reputation could suffer.

Our business involves the storage, management, and transmission of the proprietary information of customers. Although we employ control procedures to protect the security of data we store, manage and transmit for our customers, we cannot guarantee that these measures will be sufficient for this purpose. Breaches of our security could result in misappropriation of personal information, suspension of hosting operations or interruptions in our services. If our security measures are breached as a result of a third-party action, employee error or otherwise, and as a result customers' information becomes available to unauthorized parties, we could incur liability and our reputation would be damaged. This could lead to the loss of current and potential customers. If we experience any breaches of our network security due to unauthorized access, sabotage, or human error, we may be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems. We also may not be able to remedy these problems in a timely manner, or at all. Because techniques used to obtain unauthorized network access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventive measures. Our systems are also exposed to computer viruses, denial of service attacks and bulk unsolicited commercial email, or spam. Being subject to these events and items could cause a loss of service and data to customers, even if the resulting disruption is temporary.

       The property and business interruption insurance we carry may not provide coverage adequate to compensate us fully for losses that may occur or litigation that may be instituted against us in these circumstances. We could be required to make significant expenditures to repair our systems in the event that they are damaged or destroyed, or if the delivery of our services to our customers is delayed and our business could be harmed.

In addition, the U.S. Federal Trade Commission and certain state agencies have investigated various companies' use of their customers' personal information. Various governments have also enacted laws protecting the privacy of consumers' non-public personal information. Our failure to comply with existing laws (including those of foreign countries), the adoption of new laws or regulations regarding the use of personal information that require us to change the way we conduct our business, or an investigation of our privacy practices could increase the costs of operating our business.

We face intense and growing competition. If we are unable to compete successfully, our business will be seriously harmed through loss of customers or increased negative pricing pressure.

           The market for our services and solutions is extremely competitive. Our competitors vary in size and in the variety of services and solutions they offer, and include:

• national and international hosting, co-location and managed service providers;

• regional hosting providers; and

• national and international full service IT infrastructure outsourcing providers.

Some of our current and potential direct competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than we do, greater brand recognition and, we believe, a larger base of customers. In addition, competitors may operate more successfully or form alliances to acquire significant market share. These direct competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote more resources to the promotion, sale and development of their services and solutions than us and there can be no assurance that our current and future competitors will not be able to develop services and solutions comparable or superior to those offered by us at more competitive prices. As a result, in the future, we may suffer from an inability to offer competitive services and solutions or be subject to negative pricing pressure that would adversely affect our ability to generate revenue and adversely affect our operating results.

Our business will be adversely affected if we cannot successfully retain key members of our management team or retain, hire, train and manage other key employees, particularly in the sales and customer service areas.

Our continued success is largely dependent on the personal efforts and abilities of our executive officers and senior management, including Nana Baffour, Executive Chairman, and Robert McCarthy, President. Our success also depends on our continued ability to attract, retain, and motivate key employees throughout our business. In particular, we are substantially dependent on our skilled technical employees and our sales and customer service employees. Competition for skilled technical, sales and customer service professionals is intense and our competitors often attempt to solicit our key employees and may be able to offer them employment benefits and opportunities that we cannot. There can be no assurance that we will be able to continue to attract, integrate or retain additional highly qualified personnel in the future. In addition, our ability to achieve significant growth in revenue will depend, in large part, on our success in effectively training sufficient numbers of technical, sales and customer service personnel. New employees require significant training before they achieve full productivity. Our recent and planned hires may not be as productive as anticipated, and we may be unable to hire sufficient numbers of qualified individuals. If we are not successful in retaining our existing employees, or hiring, training and integrating new employees, or if our current or future employees perform poorly, growth in the sales of our services may not materialize and our business will suffer.

We are highly dependent on third-party service and technology providers and any loss, impairment or breakdown in those relationships could damage our operations significantly if we are unable to find alternative providers.

We are dependent on other companies to supply various key components of our infrastructure, including network equipment, telecommunications backbone connectivity, the connections from our customers' networks to our network, and connections to other Internet network providers. We are also dependent on the same companies for the hardware, software and services that we sell and deliver to our customers. For example, approximately 43% of the products we sell and deliver to our customers are provided by Sun/Oracle Corporation, another approximately 27% of the products and services we sell to our customers are provided by Symantec Corporation and another approximately another 16% of the products and services we sell to our customers are provided by NetApp, Inc., based on billing data for the 12 month period ended December 2009. There can be no assurance that any of these providers will be able to continue to provide these services or products without interruption and in an efficient, cost-effective manner, or that they will be able to adequately meet our needs as our business develops. There is also no assurance that any agreements that we have in place with these third-party providers will not be terminated or will be renewed, or if renewed, renewed on commercially acceptable terms. If we are unable to obtain required products or services from third-party suppliers on a timely basis and at an acceptable cost, we may be unable to provide our data center and IT infrastructure services and solutions on a competitive and timely basis, if at all. If our suppliers fail to provide products or services on a timely basis and at an acceptable cost, we may be unable to meet our customer service commitments and, as a result, we may experience increased costs or loss of revenue, which could have a material adverse effect on our business, financial condition and operating results.

We resell products and services of third parties that may require us to pay for such products and services even if our customers fail to pay us for the products and services, which may have a negative impact on our cash flow and operating results.

In order to provide resale services such as bandwidth, managed services, other network management services and infrastructure equipment, we contract with third party service providers, such as Sun/Oracle Corporation, NetApp, Inc., XO Holdings, Inc., VeriSign, Inc. and Hewlett Packard Company. These services require us to enter into fixed term contracts for services with third party suppliers of products and services. If we experience the loss of a customer who has purchased a resale product or service, we will remain obligated to continue to pay our suppliers for the term of the underlying contracts. The payment of these obligations without a corresponding payment from customers will reduce our financial resources and may have a material adverse affect on our financial performance, cash flow and operating results.

We may fail to adequately protect our proprietary technology, which would allow competitors or others to take advantage of our research and development efforts.

We rely upon trade secrets, proprietary know-how, and continuing technological innovation to develop new data center and IT infrastructure services and solutions and to remain competitive. If our competitors learn of our proprietary technology or processes, they may use this information to produce data center and IT infrastructure services and solutions that are equivalent or superior to our services and solutions, which could materially adversely affect our business, operations and financial position. Our employees and consultants may breach their obligations not to reveal our confidential information, and any remedies available to us may be insufficient to compensate our damages. Even in the absence of such breaches, our trade secrets and proprietary know-how may otherwise become known to our competitors, or be independently discovered by our competitors, which could adversely affect our competitive position.

We are dependent on the reliability and performance of our internally developed systems and operations. Any difficulties in maintaining these systems, whether due to human error or otherwise, may result in service interruptions, decreased service quality for our customers, a loss of customers or increased expenditures.

          Our revenue and profit depend on the reliability and performance of our services and solutions. We have contractual obligations to provide service level credits to almost all of our customers against future invoices in the event that certain service disruptions occur. Furthermore, customers may terminate their agreements with us as a result of significant service interruptions, or our inability, whether actual or perceived, to provide our services and solutions at desired quality levels or at any time. If our services are unavailable, or customers are dissatisfied with our performance, we could lose customers, our revenue and profits would decrease and our business operations or financial position could be harmed. In addition, the software and workflow processes that underlie our ability to deliver our services and solutions have been developed primarily by our own employees and consultants. Malfunctions in the software we use or human error could result in our inability to provide services or cause unforeseen technical problems. If we incur significant financial commitments to our customers in connection with our failure to meet service level commitment obligations, we may incur significant liability and our liability insurance and revenue reserves may not be adequate. In addition, any loss of services, equipment damage or inability to meet our service level commitment obligations could reduce the confidence of our customers and could consequently impair our ability to obtain and retain customers, which would adversely affect both our ability to generate revenue and our operating results.

 We operate in a price sensitive market and we are subject to pressures from customers to decrease our fees for the services and solutions we provide. Any reduction in price would likely reduce our margins and could adversely affect our operating results.

           The competitive market in which we conduct our business could require us to reduce our prices. If our competitors offer discounts on certain products or services in an effort to recapture or gain market share or to sell other products, we may be required to lower our prices or offer other favorable terms to compete successfully. Any of these changes would likely reduce our margins and could adversely affect our operating results. Some of our competitors may bundle products and services that compete with us for promotional purposes or as a long-term pricing strategy or provide guarantees of prices and product implementations. In addition, many of the services and solutions that we provide and market are not unique to us and our customers and target customers may not distinguish our services and solutions from those of our competitors. All of these factors could, over time, limit or reduce the prices that we can charge for our services and solutions. If we cannot offset price reductions with a corresponding increase in the number of sales or with lower spending, then the reduced revenue resulting from lower prices would adversely affect our margins and operating results.

If we are unable to retain and grow our customer base, as well as their end-user base, our revenue and profit will be adversely affected.

           In order to execute our business plan successfully, we must maintain existing relationships with our customers and establish new relationships with additional small and medium-sized businesses. Our ability to attract customers will depend on a variety of factors, including the presence of multiple telecommunications carriers and our ability to provide and market an attractive and useful mix of products and services. If we are unable to diversify and extend our customer base, our ability to grow our business may be compromised, which would have a material adverse effect on our financial condition and results of operations.

We may become subject to environmental liabilities which could require us to expend significant resources.

           We are subject to the same broad environmental regulatory regime as any owner or manager (including a tenant) of real estate, which includes, among other things, significant potential liability for property contamination even where others (including neighbors or previous occupants) caused or permitted it. Although we are not aware of any circumstances we believe are likely to give rise to material environmental liability for us, we may in the future discover material issues, or known circumstances may develop into material issues, which could require us to expend significant resources and in either case have a material adverse effect on our business, results of operations and financial condition.

If economic or other factors negatively affect the small and medium-sized business sector, our customers and target customers may become unwilling or unable to purchase our services and solutions, which could cause our revenue to decline and impair our ability to operate profitably.

           Many of our existing and target customers include small and medium-sized businesses. These businesses are more likely to be significantly affected by economic downturns, such as the ongoing recession, than larger, more established businesses. Additionally, these businesses often have limited funds, which they may choose to spend on items other than our services and solutions. If a material portion of the small and medium-sized businesses that we service, or are looking to service, experience economic hardship, these small and medium-sized businesses may be unwilling or unable to expend resources on the services and solutions we provide, which would negatively affect the overall demand for our services and could cause our revenue to decline.

If we do not respond effectively and on a timely basis to rapid technological change, our business could suffer.

The markets in which we operate are characterized by changing technology and evolving industry standards. There can be no assurance that our current and future competitors will not be able to develop services or expertise comparable or superior to those we have developed or to adapt more quickly than us to new technologies, evolving industry standards or customer requirements. Failure or delays in our ability to develop services and solutions to respond to industry or user trends or developments and the actions of our competitors could have a material adverse effect on our business, results of operations and financial condition. Our ability to anticipate changes in technology, technical standards and product offerings will be a significant factor in the our success in current business and in expanding into new markets.

Litigation could result in substantial costs to us and our insurance may not cover these costs.

There is a risk that our services may not perform up to expectations. While in certain circumstances we attempt to contractually limit our liability for damages arising from our provision of services, there can be no assurance that they will be enforceable in all circumstances or in all jurisdictions. Furthermore, litigation, regardless of contractual limitations, could result in substantial cost to our divert management's attention and resources from our operations and result in negative publicity that our ongoing marketing efforts and therefore our ability to maintain and grow our customer base. Although we have general liability insurance in place, there is no assurance that this insurance will cover these claims or that these claims will not exceed the insurance limit under its current policies.

THE SPECIAL MEETING OF CONSONUS STOCKHOLDERS

Date, Time and Place

The special meeting of Consonus stockholders will be held on _____ ___, 2011, at __________, commencing at _____ a.m., Eastern time. Consonus is sending this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by Consonus’ board of directors for use at the Consonus special meeting and any adjournments or postponements of the special meeting. This joint proxy statement/prospectus is first being furnished to stockholders of Consonus on or about [              ], 2011.

Purposes of the Consonus Special Meeting

The purposes of the Consonus special meeting are:

1.     To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of April 30, 2010, by and among Midas Medici, MMGH Acquisition ("MMGH") and Consonus, a copy of which is attached as Annex A to this joint proxy statement/prospectus.

2.     To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Recommendation of Consonus’ Board of Directors

THE CONSONUS BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF CONSONUS AND ITS STOCKHOLDERS AND HAS APPROVED THE MERGER AND THE MERGER AGREEMENT.  THE CONSONUS BOARD OF DIRECTORS RECOMMENDS THAT CONSONUS STOCKHOLDERS VOTE “FOR” CONSONUS PROPOSAL NO. 1 TO APPROVE AND ADOPT THE MERGER AGREEMENT.

Record Date and Voting Power

Only holders of record of Consonus capital stock at the close of business on the record date, _____, 2011, are entitled to notice of, and to vote at, the Consonus special meeting. There were _____holders of record of Consonus common stock at the close of business on the record date. At the close of business on the record date, _____ shares of Consonus common stock were issued and outstanding. Each share of Consonus common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.  See the section entitled “Principal Stockholders of Consonus” in this joint proxy statement/prospectus for information regarding persons known to the management of Consonus to be the principal stockholders of Consonus.

Voting and Revocation of Proxies

The Consonus proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of Consonus for use at the Consonus special meeting.

            If you are a stockholder of record of Consonus as of the record date referred to above, you may vote in person at the Consonus special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Consonus special meeting, Consonus urges you to vote by proxy to ensure your vote is counted. You may still attend the Consonus special meeting and vote in person if you have already voted by proxy.

●	To vote in person, come to the Consonus special meeting and Consonus will give you a ballot when you arrive.

●
To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Consonus before the Consonus special meeting, Consonus will vote your shares as you direct.

All properly executed Consonus proxies that are not revoked will be voted at the Consonus special meeting and at any adjournments or postponements of the Consonus special meeting in accordance with the instructions contained in the proxy. If a holder of Consonus common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Consonus Proposal No. 1 to approve the merger agreement and the merger.

A Consonus stockholder of record as of the record date described above who has submitted a proxy may revoke it at any time before it is voted at the Consonus special meeting by executing and returning a proxy bearing a later date, filing written notice of revocation with the Secretary of Consonus stating that the proxy is revoked or attending the Consonus special meeting and voting in person.

Required Vote

The presence, in person or represented by proxy, at the Consonus special meeting of the holders of a majority of the shares of Consonus common stock outstanding and entitled to vote at the Consonus special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Consonus Proposal No. 1 requires the affirmative vote of holders of a majority of the Consonus common stock having voting power outstanding on the record date for the Consonus special meeting.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “ FOR” and “ AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as “ AGAINST” votes. Broker non-votes will have the same effect as “AGAINST” votes for Consonus Proposal No. 1.

At the record date for the Consonus special meeting, certain shareholders owned approximately 59% of the outstanding shares of Consonus capital stock entitled to vote at the Consonus special meeting. These stockholders are subject to voting agreements. Each such Consonus shareholder has agreed in his or her voting agreement to vote all shares of Consonus common stock that he or she beneficially owned as of the date of his or her agreement, and that he or she subsequently acquires, in favor of the merger.  See the section entitled “The Merger Agreement—Voting Agreements” in this joint proxy statement/prospectus.

 Solicitation of Proxies

In addition to solicitation by mail, the directors and officers of Consonus may solicit proxies from Consonus’ stockholders by personal interview, telephone, telegram or otherwise, which solicitation will be paid for by Consonus.

Other Matters

As of the date of this joint proxy statement/prospectus, the Consonus board of directors does not know of any business to be presented at the Consonus special meeting other than as set forth in the notice accompanying this joint proxy statement/prospectus. If any other matters should properly come before the Consonus special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section entitled “The Merger Agreement” in this joint proxy statement/prospectus describe the material aspects of the merger, including the merger agreement, as amended. While Midas Medici and Consonus believe that this description covers the material terms of the merger and the merger agreement, it, as amended,  may not contain all of the information that is important to you. You should read carefully this entire joint proxy statement/prospectus for a more complete understanding of the merger and the merger agreement, including the merger agreement attached as Annex A to this joint proxy statement/prospectus, which is herein incorporated by reference.

Background of the Merger

Midas Medici

Commencing in late February, March 2010, after the completion of its initial public offering, the Board of Directors of Midas Medici discussed informally its plans to pursue its growth through the acquisition of companies or assets. The Board of Directors of Midas Medici discussed the types of business it considered to be important for Midas Medici’s growth strategy. In late February 2010, the Board of Directors discussed the types of businesses it considered important to its acquisition strategy and overall growth and informally agreed that Consonus would be a viable and attractive target which the Company should pursue.  In the discussions, the Board discussed and considered Consonus’ ongoing debt covenants and working capital deficiency.    The decision to pursue Consonus as an acquisition target was based upon Midas Medici’s CEO and CFO’s familiarity with the business of Consonus.  In addition, the Board of Directors believed that Consonus was unique in the services it offers to utilities. Consonus, whose customers utilize a significant amount of electricity, offers energy efficient data center solutions, uniquely positioning itself at the intersection of energy and information technology, a strategic area of focus for Midas Medici. This focus would offer Midas Medici the competitive edge that its Board of Directors considered important to the overall success of Midas Medici.

On or around February 25, 2010, Midas Medici’s CEO, Nana Baffour held informal discussions with members of the Board of Directors of Consonus including Michael Shook, Justin Beckett and Connie Roveto, about a possible acquisition transaction. These discussions were between Nana Baffour and each of the aforementioned board members individually. The nature of the discussions entailed at a high level the business and strategy of Midas Medici and the operational and strategic rationale for a combination of the two companies and the benefits to each company going forward.

During March 2010, Mr. Baffour held discussions with Thomas Rose, Midas Medici’s counsel at Sichenzia Ross Friedman Ference LLP, to solicit advice about how such a merger might be accomplished, including a potential deal structure, timing, required documentation and any regulatory filings that the contemplated acquisition may entail.

On March 18, 2010 Midas Medici representatives Nana Baffour and Johnson Kachidza held discussions with Thomas Rose and Marcelle Balcombe  at Sichenzia Ross Friedman Ference LLP to review the proposed structure of the deal. Subsequently, the representatives of Midas Medici had discussions revolving around the structure of the acquisition and the relative valuation with Consonus. The Board of Directors of Midas Medici proposed an exchange ratio between 1.00 – 1.33 Midas Medici shares for each share of Consonus.

On March 23, 2010, a formal proposal regarding the proposed transaction was made to Consonus at a meeting of its board of directors. The proposal covered a description of each business, rationale for the merger, relative valuation and issues to be considered by each party to consummate the transaction.

In light of the financial condition of Consonus, on March 29, 2010, Midas Medici retained an independent investment bank to render a fairness opinion to the Board of Directors of Midas Medici. The investment bank was provided full access to the data room containing Consonus’ financial, legal and operating information as well as access to visit Consonus’ facilities and hold discussions with the management of Consonus and Midas Medici. The investment bank informally advised the Board of Directors that in their opinion the transaction was fair to  Midas Medici’s shareholders.

During the week of April 1, 2010, a draft of the Agreement and Plan of Merger was discussed among management of Midas Medici, including Nana Baffour, Johnson Kachidza with Thomas Rose of Sichenzia Ross Friedman Ference LLP. Concurrently, the Agreement and Plan of Merger was discussed with the Board of Directors of Midas Medici and subsequently forwarded to Consonus’ counsel, together with a due diligence request and Mutual Nondisclosure Agreement.

On April 19, 2010, the two independent directors Stephen Schweich and Keith Gordon concluded the transaction was fair and in the best interest of the shareholders of Midas Medici and unanimously voted for the transaction.

Subsequent to the recent transactions consummated by Consonus, which are discussed under the heading Recent Transactions in this joint proxy statement/prospectus, the independent directors reassessed the condition of Consonus, taking into consideration the fact that Consonus had become debt-free, and no longer had a working capital deficiency and concluded that the transaction was fair to the shareholders of Midas Medici. Also on October 28, 2010, the independent directors informally determined not to proceed with obtaining a formal fairness opinion. Further, on December 13, 2010, the Board of Directors convened a meeting, where the independent directors formally approved the determination not to proceed with obtaining a formal fairness opinion. In making that determination, the independent directors also considered the time and expense of engaging an investment banker to render a formal fairness opinion and concluded that in its business judgment that obtaining a formal fairness opinion was not necessary and that the transaction was fair to the shareholders of the Company. The Company believes the Company’s independent directors are qualified to make a fairness opinion based upon their business and educational backgrounds.

Consonus

In the last three years, since the merger of Strategic Technologies Inc and Consonus Acquisition Corp., Consonus has tried to raise capital or effect a strategic alliances via means including by means of an initial public offering that was terminated in September 2008 due in part to the collapse of the financial markets.  Since that time, Consonus’ board of directors has continued to consider its strategic alternatives with a view to increasing stockholder value.

On or around February 25, 2010, Consonus’ Executive Chairman, Nana Baffour, discussed with certain members of the Consonus board (Justin Beckett, Connie Roveto, Robert Lamoureux and Michael Shook) the possibility of an acquisition of Consonus by Midas Medici.

At a regular meeting on March 23, 2010, the Consonus Board considered a possible merger with Midas Medici, as outlined in proposal presented to the board by Mr. Baffour.  The board formed a Special Committee made up of disinterested directors including Connie Roveto, Hank Torbert and Justin Beckett to evaluate the proposal and make a recommendation to the board.  The criteria used to qualify the disinterested directors, as recommended by Consonus’s counsel Wyrick Robbins, was determined by the Consonus Board that none of them had any financial or other material ties to Midas Medici or its subsidiaries, nor did any of their family members, and a determination that there were no other apparent factors that would interfere with the independent judgment of the Special Committee members with respect to the merger transaction. In their evaluation, the Special Committee considered among other things the Company’s need to raise capital, achieve liquidity for stockholders, and be in a position to grow including, the company’s need to raise capital to meet both its short term and long term debt maturities. The Board also reviewed the background of Midas Medici, including its recently completed initial public offering.  The Board considered the potential benefits of a merger with Midas Medici, including the potential liquidity for stock received by Consonus stockholders in a merger.  Against the merger proposal, the Board considered the feasibility of alternative transactions to accomplish the company’s financing and liquidity objectives.  The Board considered other options such as, a sale to a strategic buyer, an equity private placement, a reverse merger transaction and an initial public offering. However, it was concluded that these were not viable options based upon the general worldwide economic downturn, the depressed state of the U.S. capital markets and resultant credit freeze which has made it increasingly difficult for smaller companies to complete and obtain capital infusions. Also, the Board felt it was not prudent to pursue an IPO due to the high cost and uncertainty of an IPO in the recent recession. Additionally, Consonus had just experienced a failed IPO that cost Consonus several million dollars. Therefore, it was concluded that an IPO would not be a viable option at this time.

On March 29, 2010, Midas Medici provided Consonus with a due diligence request list and a draft of the merger agreement.  On April 14, 2010, Consonus established a virtual data room in response to such request.  On March 26, 2010, Consonus provided Midas Medici with a due diligence request list.  On April 9, 2010, Midas Medici established a virtual data room in response to such request.

Between the date of receipt of the draft merger agreement and April 29, 2010, Wyrick Robbins, counsel for Consonus, and Sichenzia Ross, counsel for Midas Medici, negotiated the merger agreement, with input from their respective clients.  Also during this period, the companies continued their respective due diligence review of each other and compilation of schedules to the merger agreement.

From March 23, to April 15, the special committee met approximately 5 times.  Among other things, in consultation with external advisors and management, the special committee reviewed valuation analyses of both Midas Medici and Consonus as part of evaluating a fair relative valuation for the transaction.

The committee considered factors that should be included in the relative valuation, including the potential loss in value to Consonus if no action is taken to strengthen its financial position and the lack of realistic strategic alternatives, the potential for raising capital through a public entity as compared to a private entity, the possibility of eventually becoming Nasdaq listed, all of which were important to stockholder value.  Following extended discussion and analysis, the members of the committee agreed that a fair relative value would be between 1.33 and 1.4 Midas Medici shares for each share of Consonus.  In arriving at this range the Board of Directors considered the relative valuation of the two companies, the strategic rationale for the transaction to Consonus and the need for Consonus to access the public markets as a means to raise capital given the recent failed IPO and its need to raise capital and reduce leverage. The committee also reviewed terms of the merger agreement, and the related issue of the executive compensation that could be impacted by the proposed merger.  After further deliberation, the committee determined that the proposed merger was fair to, advisable and in the best interests of the Consonus stockholders and each other relevant corporate constituency, and on April 15, 2010 unanimously approved the proposed merger and the merger agreement, subject to revisions to the merger agreement as may be approved by the special committee.

The full Board of Consonus met on April 16, 2010, at which all of the directors were present.  After a review of the Board’s fiduciary duties and legal obligations as well as the Board’s acknowledgment of the related party aspects of the Midas Medici transactions, the Board reviewed the special committee's process in reviewing the proposed merger, analyzing alternatives, considering Consonus' current status, analyzing valuations, considering comments of management and other Board members, receiving input from attorneys and auditors, and ultimately coming to a recommendation to bring before the full Board.

The chair of the special committee informed the full Board that the special committee unanimously approved the merger transaction and recommended the full Board approve the proposed merger transaction at an exchange ratio of between 1.33 and 1.4, subject to the final negotiation and execution of the merger agreement.  After deliberation, the Board determined that the proposed merger was fair to, advisable and in the best interests of the Consonus stockholders and each other relevant corporate constituency, and the terms of the merger agreement and the proposed merger were approved by a majority of the disinterested directors and a majority of the full Board, subject to revisions to the merger agreement as may be approved by the special committee.

From April 17, 2010 through April 29, 2010, the committee continued to meet on a regular basis to discuss the status of negotiation of the open issues on the merger agreement, ongoing due diligence and other merger related matters.  Open items on the merger agreement included primarily factual information that needed to be disclosed in the schedules of the merger agreement. The negotiation primarily entailed discussions around a fair exchange ratio and considered relative valuation and alternatives available to Consonus to raise capital given the need to deliver its capital structure. The ongoing due diligence involved calls between the special committee and the respective managements of Consonus and Midas Medici to better understand the respective value propositions. The special committee especially sought to understand the options available to Consonus to raise capital and the extent of the financial distress Consonus was under given that time was of the essence in addressing the leverage, a key consideration in the deliberations. Following such negotiation, the merger agreement which provides for an exchange ratio of 1.33, was approved by the special committee on April 29, 2010 and presented to the full Board on such date.

Recent Transactions

On October 1, 2010, Consonus Acquisition Corp. (“CAC”), a wholly-owned subsidiary of Consonus, sold substantially all of its assets to VW Acquisition Corp. (“VW Acquisition”), a wholly-owned subsidiary of ViaWest, Inc. (“ViaWest”), pursuant to an Asset Purchase Agreement by and among ViaWest, VW Acquisition, Consonus and CAC dated as of October 1, 2010 (the “Asset Purchase Agreement”).  The purchase price paid at closing was equal to approximately $43,500,000 million, which is subject to certain post-closing adjustments.  CAC is entitled to receive up to an additional $8,500,000 pursuant to an earn-out provision.

Pursuant to the Asset Purchase Agreement, Consonus and CAC are obligated to indemnify ViaWest and VW Acquisition for breaches of their representations, warranties and covenants under the Asset Purchase Agreement and certain excluded liabilities, among other things.  Consonus’ and CAC’s indemnification obligations with respect to breaches of their representations, warranties and covenants are generally limited to the amount of the earn-out.  The Asset Purchase Agreement contains a two year non-competition agreement for the provision of certain services (related to the operations transferred pursuant to the Asset Purchase Agreement) in Utah, Colorado, Oregon, Texas and Nevada and a two year non-solicitation provision against soliciting transferred employees and certain customers.  The Asset Purchase Agreement also restricts the provision of certain services under the name Consonus (related to the operations transferred pursuant to the Asset Purchase Agreement).  In connection with the Asset Purchase Agreement, Knox Lawrence International, LLC, the majority shareholder of CAC entered into a separate Non-Competition, Non-Solicitation and Confidentiality Agreement that contains the same terms as the relevant provisions contained in the Asset Purchase Agreement.

In connection with the Asset Purchase Agreement, the parties entered into a Transition Services Agreement whereby CAC and Consonus agreed to provide VW Acquisition and ViaWest with certain accounting, human resources, and marketing and communications services for a period of 120 days and provide certain operational services for a period of 6 months, and VW Acquisition and ViaWest agreed to provide CAC and Consonus with certain operational services for a period of 6 months.  CAC also granted VW Acquisition a license to use certain trademarks until June 30, 2011.

On October 22, 2010, the Consonus Board approved a capital contribution of $9.025 million to Strategic Technologies, (“STI”), a wholly owned subsidiary of Consonus, in exchange for 100 shares of Preferred Stock. STI used the funds to pay $8.5 million in full settlement of the entire balance of its term loan with Avnet, Inc.  and to pay $525,000 in settlement of certain outstanding vendor notes payable in excess of $4.2 million.

Reasons for the Merger

We anticipate that upon consummation of the merger, Midas Medici and Consonus will continue their respective businesses as conducted prior to the Merger. Midas Medici and Consonus believe that post-merger the combined company will have the following potential advantages:

•	Midas Medici’s and Consonus may be able to leverage the complementary strengths of each of the companies to maximize the prospects of the combined company;

•	The financial profile of the combined company may attract an institutional investor base that would provide greater flexibility to the combined company in its fund raising activities;

•	The opportunity for Consonus to access the capital markets;

•	The strategic attractiveness of each of Midas Medici and Consonus, including each company’s reputation, as well as the opportunities to the combined company to increase market penetration;

•	The opportunities and advantages of the Consonus marketing and sales infrastructure;

•	The opportunity for Consonus to cross-sell into the Utilipoint customer base of Midas Medici;

•	The opportunity to develop and acquire new energy efficient solutions services and software solutions for data center space between Midas Medici and Consonus; and

•	The combined company will be led by the experienced senior management team of Midas Medici and Consonus and a board of directors with representation from each of Midas Medici and Consonus.

Midas Medici’s Reasons for the Merger

In addition to considering the factors outlined above, the Midas Medici board of directors considered the following factors in reaching its conclusion to approve the merger, all of which it viewed as supporting its decision to approve the merger:

•
the results of the due diligence review of Consonus’ business and operations by Midas Medici’s management, confirmed, among other things, that Consonus met the criteria set by the Midas Medici’s board for a potential acquisition candidate and that the assets and liabilities of Consonus were substantially as represented by Consonus management;

•	the terms and conditions of the merger agreement, including the following related factors:

•
the determination that the relative percentage ownership of Midas Medici stockholders and Consonus stockholders is based on Midas Medici’s perceived valuations of each company at the time of the Midas Medici board of directors’ approval of the merger agreement;

•	the nature of the conditions to Consonus’ obligation to consummate the merger and the limited risk of non-satisfaction of such conditions;

•
the no solicitation provisions governing Consonus’ ability to engage in negotiations with, provide any confidential information or data to, and otherwise have discussions with, any person relating to an alternative acquisition proposal; and

•
the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances;

•
the voting agreements entered into by the shareholders of Consonus representing approximately 59% of the outstanding capital stock of Consonus as of July 31, 2010, pursuant to which these shareholders agreed solely in their capacities as Consonus stockholders, to vote all of their shares of Consonus capital stock in favor of adoption of the merger agreement;

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary approvals;

•	the opportunity for Midas Medici’s stockholders to participate in the long-term value of Consonus’ as a result of the merger;

•	the possibility that the combined entity would be able to take advantage of the potential benefits resulting from Midas Medici’s public company infrastructure; and

•	the Midas Medici board of directors’ consideration of strategic alternatives to the merger, including engaging in a merger transaction with another company.

Recommendation of the Consonus Board of Directors

The Consonus board of directors has determined that the terms of the proposed merger are fair and in the best interests of Consonus and its stockholders. Accordingly, the board of directors approved the merger agreement and the merger contemplated thereby, and recommended that Consonus’ stockholders vote FOR approval of the merger agreement and the merger contemplated thereby.

In reaching its decision, the Consonus board of directors consulted with outside legal counsel with respect to the legal and fiduciary duties of the board of directors, regulatory matters, tax matters, the merger agreement and related agreements, and securities matters.

The Consonus board consulted with senior management of Consonus on the foregoing issues, as well as other, more conceptual, issues and the advantages of the proposed merger as compared to other alternatives such as joint ventures, acquisitions of, or by, other companies, or seeking additional financing with other equity or debt investors. The Consonus board considered a number of factors in reaching its decision, without assigning any specific or relative weight to such factors. The material factors considered included:

•	information concerning the business, operations, net worth, liabilities, cash assets and needs, and future business prospects of Consonus and Midas Medici, both individually and on a combined basis;

•	the belief that the combined company would have better opportunities for future growth than Consonus would have on its own;

•	the current and prospective economic and competitive environments facing Consonus as a stand-alone company;

•	the fact that the holders of Consonus capital stock would own a majority of the outstanding capital stock of the combined company;

•	the fact that there were no other alternative transactions available that could be completed on favorable terms;

•	the opportunity for Consonus’ stockholders to benefit from potential appreciation in the value of Midas Medici’s common stock;

•	the increased likelihood of access to capital raising opportunities;

•	the expectation that the merger would be accomplished on a tax-free basis for United States federal income tax purposes for United States taxpayers.

In addition to considering the factors outlined above, the Consonus board of directors considered the following factors in reaching its conclusion to approve the merger and to recommend that the Consonus stockholders approve the merger agreement, all of which it viewed as supporting its decision to approve the business combination with Midas Medici:

•
the results of the due diligence review of Midas Medici’s business and operations by Consonus’ management confirmed that the assets and liabilities of Consonus were substantially as represented by Midas Medici’s management;

•	the terms and conditions of the merger agreement, including the following related factors:

•
the determination that the relative percentage ownership of Midas Medici stockholders and Consonus stockholders is based on Consonus’ perceived valuations of each company at the time of the Consonus board of directors’ approval of the merger agreement;

•	the nature of the conditions to Consonus’ obligation to consummate the merger and the limited risk of non-satisfaction of such conditions;

•	Consonus’ rights under the merger agreement to consider certain unsolicited acquisition proposals under certain circumstances should Consonus receive a superior proposal;

•
the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances;

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary approvals;

•
the possibility that the combined entity would be able to take advantage of the potential benefits resulting from the combination of Midas Medici’s public company infrastructure and Consonus’ management team; and

•	the Consonus board of directors’ consideration of strategic alternatives to the merger, including engaging in a business transaction with another company.

The Consonus board also considered a number of risks and potentially negative factors in its deliberations concerning the merger, including the risk factors described elsewhere in this joint proxy statement/prospectus, and in particular:

•	the risk that the merger would not be completed in a timely manner or at all;

•	the fact that Consonus’ stockholders will not receive the full benefit of any future growth in the value of their equity that Consonus may have achieved as an independent company;

•
the limitations on Consonus, as set forth in the merger agreement, from engaging in discussions and negotiations with any party, other than Midas Medici, concerning a business combination involving Consonus;

•	the risk that the potential benefits of the merger may not be realized;

•	the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger on Consonus’ reputation;

•	the risk to Consonus’ business, operations and financial results in the event that the merger is not consummated;

•	the strategic direction of the combined board;

•	various other risks associated with the combined company and the merger, including those described in the section entitled “Risk Factors” in this joint proxy statement/prospectus; and

•	the existence of related parties on the Midas Medici management and board.

The board of directors of Consonus determined that the merger is preferable to the other alternatives which might be available to Consonus, such as remain independent and growing internally through equity or debt financings, or engaging in a transaction with another party. The Consonus board made that determination because it believes that the merger will result in a combined company with greater potential capital strength and potential profitability than Consonus possesses on a stand-alone basis or that Consonus might be able to achieve through other alternatives.

For the reasons set forth above, the board of directors of Consonus recommended that holders of Consonus capital stock vote to approve the merger agreement, the merger contemplated thereby, and the related transactions.

Strategic Trends Driving the Merger

In addition to the foregoing, the merger of Consonus Technologies with Midas Medici, we believe, would enable the combined company to accelerate the respective business plans of Midas Medici and Consonus individually through an increased access to capital in the public equity markets, increased management strength and management expertise, access to a new customer base for the Consonus sales organization and ability to develop and acquire new solutions targeting significant trends in the convergence between technology and energy, in particular the impact of increasing data and the use of energy in the data center space.  The merger would provide the combined company the opportunity to take advantage of the following emerging and growing trends in addition to the existing high growth trends in the data center, virtualization and cloud computing and smart grid spaces:

·
Providing Energy Efficiency consulting and other solutions to Consonus’ existing and prospective clients as part of the existing solution sets in order to reduce costs, enhance data center optimization and reduce the carbon footprint.  According to the US Department of Energy, or DOE, data centers are one of the fastest growing electric power consumption sectors in the country.  As shown in the DOE assessment of data center electric use (Figure 4), data center electric consumption has more than doubled in the 2000 – 2006 period and is forecasted to double again by 2012.

Figure 4: Department of Energy assessment of data center electric use

Annual electricity use (billion kWh/year)
70
60
50
40
30
20
10
0
28.2
61.4
2000
2001
2002
2003
2004
2005
2006
Server closet
Server room
Localized data center
Mid-tier data center
Enterprise-class data center

Space type	2000		2006		2000 – 2006 electricity use CAGR
	Electricity use (billion kWh)	% Total	Electricity use (billion kWh)	% Total	
Server closet	3.0	11%	7.5	12%	17%
Server room	3.9	14%	9.7	16%	16%
Localized data center	4.9	17%	11.1	18%	15%
Mid-tier data center	4.4	16%	10.0	16%	15%
Enterprise-class data center	12.0	43%	23.0	38%	12%
Total	28.2		61.4		14%

The 61 billion kilo-watt (kWh) of electricity consumed by data centers in 2006 represents 1.7% of the entire US market and 5% of all commercial electric power sales.  Management believes that if commercial electric rates continue to escalate at 5% (the annualized rate increase from 2002 – 2008), and data center electric demand increases as forecasted by DOE, by 2012, data centers would be consuming $16 billion of electricity.  Management believes that there is and would be significant pressure to reduce power costs for data centers, thereby creating opportunities for a data center services company with in-depth knowledge and insights into the power industry.

·
Consonus would gain access to a new industry vertical that is on the verge of explosive data growth as part of its normal operations.  The utility industry is undergoing significant transformation in terms of how it generates, transmits and distributes energy in response to increasing customer and regulatory demand for renewable, increasing construction costs, increasing rates and increasing information requirements by consumers as the USA migrates from an analog electric grid to a digital or “smart” grid.  This transformation is currently being manifested by the replacing of decades old analog meters by digital two-way meters and associated infrastructure, software and solutions.  According to estimates from Utilipoint, there would be approximately 79 million digital meter being deployed from 2008 – 2015.  This transformation going on in the utility industry is estimated to increase the annual data storage requirements of the industry by 16 fold – from 37 terabytes, or TB of data to approximately 800TB of data. Management believes that this transformation, if it occurs, would create opportunities for virtualization, disaster recover, security, backup, IT consulting, data center outsourcing among others. The combined company would be positioned to capitalize on this opportunity in the utility industry to increase its revenues and profits.

Figure 5: Smart Metering Installation Projection for US

Source: Utilipoint International, Inc.

Figure 6: Electric “Smart Meter” Forecast

Source: Utilipoint International, Inc.

The basis for the projection in figure 5, "Smart Metering Installation Projection for US", and the forecast in figure 6, "Electric Smart Meter' Forecast", is data from a proprietary database of Utilipoint International, Inc. that tracks ongoing, announced and forecasted projects. The data was in existence in the proprietary database prior to the filling of this Registration statement (available to Utilipoint International, Inc. as of November 2009) and it was not compiled specifically for this Registration Statement.

In the course of its deliberations, Midas Medici’s board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including:

•	the risks related to Consonus and the combined company as described in the risk factors set forth elsewhere in this joint proxy statement/prospectus;

•	the possible volatility, at least in the short term, of the trading price of Midas Medici’s common stock resulting from the merger announcement;

•	the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger on Midas Medici’s reputation;

•	the risk to Midas Medici’s business, operations and financial results in the event that the merger is not consummated;

•	the strategic direction of the combined board; and

•	various other risks associated with the combined company and the merger, including those described in the section entitled “Risk Factors” in this joint proxy statement/prospectus.

The foregoing information and factors considered by Midas Medici’s board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by Midas Medici’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Midas Medici’s board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of Midas Medici’s board of directors may have given different weight to different factors. Midas Medici’s board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Midas Medici’s management and Midas Medici’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Interests of Consonus’ Directors and Executive Officers in the Merger

In considering the recommendation of the Consonus board of directors with respect to adopting the merger agreement, Consonus’ stockholders should be aware that certain members of the board of directors and executive officers of Consonus have interests in the merger that may be different from, or in addition to, interests they may have as Consonus’ stockholders.

Effective as of the closing of the merger, the combined company will have a seven member board of directors, which is expected to be comprised of Justin Beckett, Hank Torbert, and Andre Brosseau from Consonus’ board of directors, Keith Gordon and Samuel Arthur from Midas Medici’s board of directors, and Nana Baffour and Johnson Kachidza from both Midas Medici’s and Consonus’ board of directors. The management of each of Midas Medici and Consonus will not change as a result of the merger.

The following tables sets forth the ownership interest of the principal stockholders in Consonus , Midas Medici  and the combined company:

	Midas Medici			Consonus			Combined Company
Name	Number of shares		Percentage*	Number of shares		Percentage**	Number of shares		Percentage***

Knox Lawrence International, LLC	120,113	(1)	4.7%	2,278,321	(2)	62.6%	3,150,280		42.5%

Nana Baffour	1,261,734	(3)	46.8%	2,278,321	(4)	62.6%	4,291,901	(5)	56.0%

Johnson Kachidza	1,261,734	(3)	46.8%	2,278,321	(4)	62.6%	4,291,901	(5)	56.0%

* Percentage of Midas Medici is based upon 2,566,516 shares of common stock outstanding as of December 29, 2010 and options and warrants exercisable within 60 days.
** Percentage of Consonus is based upon 3,637,472 shares of common stock outstanding as of December 29, 2010 and options and warrants exercisable within 60 days.

***        Percentage of common stock of the combined company is based on 7,530,455 shares of common stock of the combined company outstanding upon the consummation of the merger and assumes that the exchange ratio to be used in connection with the merger is approximately 1.33 shares of Midas Medici common stock for each share of Consonus common stock.

(1)	Nana Baffour and Johnson Kachidza hold the power to vote and dispose of the shares of KLI.

(2)
Includes  (a) 75,000 shares held by MMC I SOF, LLC, (b) 100,000 shares held by UTP International, LLC, (c) 381,514 shares held by Quotidian Capital, LLC and (d) 100,000 shares held by MMC, LLC, affiliates of KLI.

(3)
Includes (a) 120,113 shares held by KLI, (b) 687,922 shares held by UTP International, LLC , (c) 27,168  shares underlying an option held by KLI  IP Holding, Inc.,  to purchase shares of the Company issued at the closing of the acquisition of Utilipoint which is currently exercisable at a price of $1.56 per share; (d) 326,531 shares held individually, and (e) shares underlying an option to purchase 100,000 shares of common stock of the Company which is currently exercisable.

(4)
Includes (a) 1,621,807 shares held by KLI, (b) 75,000 shares held by MMC I SOF, LLC, and (c) 100,000 held by MMC, LLC, (d) 100,000 shares held by UTP International, LLC and (d) 381,514 shares held by Quotidian Capital, LLC. Nana Baffour, Executive Chairman  of Consonus and Johnson Kachidza, a director of Consonus hold the power to vote and dispose of the shares of KLI.

(5)
Includes (a) 2,277,116 shares held by KLI, (b) 820,922 shares held by UTP International, LLC, (c) 99,750 shares held by KLI Affiliate (MMC I SOF, LLC), (d) 133,000 shares held by KLI Affiliate (MMC, LLC), (e) 507, 414 shares held by KLI Affiliate (Quotidian Capital, LLC),  (f) 27,168 shares underlying an option held by KLI IP Holding, Inc., to purchase shares of the Company issued at the closing of the acquisition of Utilipoint which is currently exercisable at a price of $1.56 per share, (g) 326,531 held individually and (h) shares underlying an option to purchase 100,000 shares of common stock of the Company which is currently exercisable.

In December 2009 and 2008, Consonus recognized expenses of approximately $250,000 for management and administrative services provided by KLI.

On September 24, 2008, CAC issued a Secured Promissory Note to KLI. Under the terms of the note, CAC may borrow up to a maximum of $2,500,000, of which it has borrowed $1,623,485. The balance of the available funds may be used to support CAC's operating and debt servicing obligations. In connection with the issuance of the note, CAC entered into a security agreement with KLI and subordination and standstill agreement with KLI, U.S. Bank National Association and Proficio Bank, each dated as of September 24, 2008. The note is collateralized by all assets of CAC and is subordinate to the term loans with U.S. Bank. The note bears interest at the "applicable LIBOR rate" plus 12.5% (12.74% at December 31, 2009). At December 31, 2009, there is approximately $298,000 in accrued interest on the balance sheet as well as approximately $231,000 in interest expense for the year ended December 31, 2009 related to the note. Interest expense for 2008 on the KLI note was $67,000 and it was also in accrued liabilities at December 31, 2008.

Pursuant to the employment agreements between Midas Medici and Messrs. Baffour and Kachidza, the base salary of the executives shall be increased based on the publicly reported consolidated annual gross revenues of Midas Medici.

In connection with the Merger Agreement, Consonus’ management reviewed and considered each of the foregoing transactions and concluded that the terms of each transaction were no more favorable than if the transactions were consummated with an unaffiliated third party. Also, management considered that the consummation of the Merger Agreement and the consolidation of the financial results of Consonus with Midas Medici may result in an increase in the base salaries of Messrs. Baffour and Kachidza. However, management concluded that the terms of the employment agreement of Messrs. Baffour and Kachidza were consistent with agreements for executives with the experience and background of Messrs Baffour and Kachidza. Therefore management concluded that each of the related party transactions did not create any conflict of interests that would affect the economic and strategic benefits to be derived from the consummation of the Merger Agreement.

Also, Consonus’ board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement and the merger, and to recommend that its stockholders approve the Consonus proposals, contemplated by this joint proxy statement/prospectus to be presented to its stockholders for consideration at its stockholder meeting.

Effective Time of the Merger

The merger agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the adoption of the merger agreement by the stockholders of Consonus. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Midas Medici and Consonus and specified in the certificate of merger. Neither Midas Medici nor Consonus can predict the exact timing of the consummation of the merger.

Regulatory Approvals

Midas Medici must comply with applicable federal and state securities laws in connection with the issuance of shares of Midas Medici common stock and the filing of this joint proxy statement/prospectus with the Securities and Exchange Commission ("SEC").

Tax Treatment of the Merger

Midas Medici and Consonus intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. Each of Midas Medici and Consonus will use its commercially reasonable best efforts to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and not to permit or cause any affiliate or any subsidiary of Midas Medici or Consonus to, take any action or cause any action to be taken which would cause the merger to fail to qualify as a reorganization under Section 368(a) of the Code. For a description of the material United States federal tax consequences of the merger, see the section entitled “Material United States Federal Income Tax Consequences of the Merger” below.

Material United States Federal Income Tax Consequences of the Merger

General

The following general discussion summarizes the material United States federal income tax consequences of the merger to Midas Medici Acquisition Corp., Consonus, and holders of Consonus capital stock who are “United States persons” (as defined in Section 7701(a)(30) of the Code) and who hold their Consonus capital stock as a capital asset within the meaning of Section 1221 of the Code. The term “non-United States person” means a person or holder other than a “United States person.” If a partnership or other flow-through entity is a beneficial owner of Consonus capital stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity.  A partner in a partnership holding Consonus capital stock should consult its tax advisor as to the particular tax consequences of the merger to such holder.

This section does not discuss all of the United States federal income tax consequences that may be relevant to a particular stockholder in light of his or her individual circumstances or to stockholders subject to special treatment under the federal income tax laws, including, without limitation:

•	brokers or dealers in securities or foreign currencies;

•	stockholders who are subject to the alternative minimum tax provisions of the Code;

•	tax-exempt organizations;

•	stockholders who are “non-United States persons”;

•	expatriates;

•	stockholders that have a functional currency other than the United States dollar;

•	banks, financial institutions or insurance companies;

•	stockholders who acquired Consonus stock in connection with stock option or stock purchase plans or in other compensatory transactions; or

•	stockholders who hold Consonus stock as part of an integrated investment, including a straddle, hedge, or other risk reduction strategy, or as part of a conversion transaction or constructive sale.

Assuming the merger is completed according to the terms of the merger agreement and this joint proxy statement/prospectus, and based upon customary assumptions and certain representations as to factual matters by Midas Medici and Consonus and subject to the qualifications contained herein and in the Wilk Auslander Opinion letter included as Exhibit 8.1, it is the opinion of Wilk Auslander LLP that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. No ruling has been or will be sought from the Internal Revenue Serviceas to the United States federal income tax consequences of the merger, and the following summary and the opinion of Wilk Auslander LLP is not binding on the IRS or the courts. This discussion is based upon the Code, laws, regulations, rulings and decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change, possibly with retroactive effect. This summary does not address the tax consequences of the merger under state, local and foreign laws or under United States federal tax law other than income tax law. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein.

Consonus stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Merger, including any applicable federal, state, local and foreign tax consequences.

The following summary sets forth the material federal income tax consequences for the Consonus stockholders and the corporate parties to the merger assuming, consistent with the opinion of Wilk Auslander LLP, that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

•	Consonus stockholders will not recognize any gain or loss upon the receipt of Midas Medici common stock in exchange for Consonus stock in connection with the merger.

•
The aggregate tax basis of the Midas Medici common stock received by a Consonus stockholder in connection with the merger will be the same as the aggregate tax basis of the Consonus stock surrendered in exchange for Midas Medici common stock.

•
The holding period of the Midas Medici common stock received by a Consonus stockholder in connection with the merger will include the holding period of the Consonus stock surrendered in connection with the merger.

•
A dissenting stockholder who perfects appraisal rights will generally recognize gain or loss with respect to his or her shares of the Consonus stock equal to the difference between the amount of cash received and his or her basis in such shares. Such gain or loss will generally be long term capital gain or loss, provided the shares were held for more than one year prior to the disposition of the shares. Interest, if any, awarded in an appraisal proceeding by a court would be included in such stockholder’s income as ordinary income.

•
Midas Medici, Acquisition Corp.  and Consonus will not recognize gain or loss solely as a result of the merger; except for the possible recognition of gain by Midas Medici as a result of the payment by Consonus of Midas Medici's reorganization expenses.

Backup Withholding

If you are a non-corporate holder of Consonus stock you may be subject to information reporting and backup withholding on any cash payments received for perfecting appraisal rights. You will not be subject to backup withholding, however, if you:

•
furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to you following the completion of the merger (or the appropriate Form W-8, as applicable); or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability, provided you furnish the required information to the IRS.

Tax Return Reporting Requirements

If you receive Midas Medici common stock as a result of the merger, you will be required to retain records pertaining to the merger, and you will be required to file with your United States federal income tax return for the year in which the merger takes place, a statement setting forth certain facts relating to the merger as provided in Treasury Regulations Section 1.368-3(b).

Taxable Acquisition

The failure of the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code would result in a Consonus stockholder recognizing capital gain or loss with respect to the shares of Consonus stock surrendered by such stockholder equal to the difference between the stockholder’s basis in the shares and the fair market value, as of the effective time of the merger, of the Midas Medici stock received in exchange for the Consonus stock (and the cash received in lieu of a fractional share of Consonus stock). In such event, a stockholder’s aggregate basis in the Midas Medici common stock so received would equal its fair market value and such stockholder’s holding period would begin the day after the merger. A dissenting stockholder who receives cash will be required to recognize gain or loss in the same manner as described above (see discussion of dissenters in a reorganization above).

The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are urged to consult with your own tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to you of the merger.

Anticipated Accounting Treatment

Consonus security holders will own, after the merger, approximately 64.5% of the combined company on a fully-diluted basis. Based on an analysis of minority interest in the surviving corporation, the relative size of Consonus and Midas Medici and the composition of the combined company, for accounting purposes, Consonus will be deemed to be the acquiring entity and Midas Medici, the acquired entity and the merger will be accounted for as a reverse merger.

The unaudited pro forma condensed combined financial statements included in this joint proxy statement/ prospectus have been prepared to give effect to the proposed merger of Consonus and Acquisition Corp.  as a reverse acquisition of assets in accordance with accounting principles generally accepted in the United States. For accounting purposes, Consonus is considered to be acquiring Midas Medici in the merger.

Appraisal Rights

If the merger is completed, holders of Consonus common stock are entitled to appraisal rights under Section 262 of the DGCL, or Section 262, provided that they comply with the conditions established by Section 262.

The discussion below is a summary regarding a Consonus stockholder’s appraisal rights under Delaware law but is not a complete statement of the law regarding dissenters’ rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this joint proxy statement/prospectus as Annex B. Stockholders intending to exercise appraisal rights should carefully review Annex B. Failure to follow precisely any of the statutory procedures set forth in Annex B may result in a termination or waiver of these rights.

A record holder of shares of Consonus capital stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the effective time of the merger, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the merger nor consents thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery, or the Delaware Court, of the fair value of his, her or its shares of Consonus capital stock in lieu of the consideration that such stockholder would otherwise be entitled to receive pursuant to the merger agreement. All references in this summary of appraisal rights to a “stockholder” or “holders of shares of Consonus capital stock” are to the record holder or holders of shares of Consonus capital stock. Except as described herein, stockholders of Consonus will not be entitled to appraisal rights in connection with the merger.

Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, such as the Consonus special meeting, not fewer than 20 days prior to the meeting, a constituent corporation must notify each of the holders of its stock for whom appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section 262. This joint proxy statement/prospectus shall constitute such notice to the record holders of Consonus capital stock.

Stockholders who desire to exercise their appraisal rights must satisfy all of the conditions of Section 262. Those conditions include the following:

·
Stockholders electing to exercise appraisal rights must not vote “for” the adoption of the merger agreement. Voting “for” the adoption of the merger agreement will result in the waiver of appraisal rights. Also, because a submitted proxy not marked “against” or “abstain” will be voted “for” the proposal to adopt the merger agreement, the submission of a proxy not marked “against” or “abstain” will result in the waiver of appraisal rights.

·
A written demand for appraisal of shares must be filed with Consonus before the taking of the vote on the merger agreement at the special meeting. The written demand for appraisal should specify the stockholder’s name and mailing address, and that the stockholder is thereby demanding appraisal of his, her or its Consonus capital stock. The written demand for appraisal of shares is in addition to and separate from a vote against the merger agreement or an abstention from such vote. That is, failure to return your proxy, voting against, or abstaining from voting on, the merger will not satisfy your obligation to make a written demand for appraisal.

·
A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificate. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, this demand must be executed by or for the fiduciary. If the shares are owned by or for more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner. A person having a beneficial interest in Consonus capital stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below in a timely manner to perfect whatever appraisal rights the beneficial owners may have.

·
A stockholder who elects to exercise appraisal rights should mail or deliver his, her or its written demand to Consonus at 301 Gregson Drive, Cary, North Carolina 27511, Attention: Hank Torbert, Chair of the Special Committee of the Board.

Within 10 days after the effective time of the merger, Consonus, as the surviving company, will provide notice of the effective time of the merger to all Consonus stockholders who have complied with Section 262 and have not voted in favor of the adoption of the merger agreement.

Within 120 days after the effective time of the merger, either Consonus or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on Consonus in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all stockholders seeking to exercise appraisal rights. There is no present intent on the part of Consonus to file an appraisal petition, and stockholders seeking to exercise appraisal rights should not assume that Consonus will file such a petition or that Consonus will initiate any negotiations with respect to the fair value of such shares. Accordingly, holders of Consonus capital stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after the effective time of the merger, any stockholder who has satisfied the requirements of Section 262 will be entitled, upon written request, to receive from Consonus a statement setting forth the aggregate number of shares of Consonus common stock and Consonus preferred stock not voting in favor of the adoption of the merger agreement and with respect to which demands for appraisal were received by Consonus and the aggregate number of holders of such shares. Such statement must be mailed within 10 days after the stockholder’s request has been received by Consonus or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.

If a petition for an appraisal is timely filed and a copy thereof is served upon Consonus, Consonus will then be obligated, within 20 days after service, to file in the office of the Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to stockholders, as required by the Delaware Court, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of Consonus capital stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

Although the board of directors of Consonus believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration they would receive pursuant to the merger agreement. Moreover, Consonus does not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Consonus capital stock is less than the merger consideration. In determining “fair value,” the Delaware Court is required to take into account all relevant factors. The cost of the appraisal proceeding, which does not include attorneys’ or experts’ fees, may be determined by the Delaware Court and taxed against the dissenting stockholder and/or Consonus as the Delaware Court deems equitable under the circumstances. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness expenses, although, upon application of a dissenting stockholder, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the effective time of the merger.

At any time within 60 days after the effective time of the merger, any stockholder will have the right to withdraw his, her or its demand for appraisal and to accept the terms offered in the merger agreement. After this period, a stockholder may withdraw his, her or its demand for appraisal and receive payment for his, her or its shares as provided in the merger agreement only with the consent of Consonus. If no petition for appraisal is filed with the court within 120 days after the effective time of the merger, stockholders’ rights to appraisal, if available, will cease. Inasmuch as Consonus has no obligation to file such a petition, any stockholder who desires a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Consonus a written withdrawal of his, her or its demand for appraisal and acceptance of the merger consideration, except (i) that any such attempt to withdraw made more than 60 days after the effective time of the merger will require written approval of Consonus and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

Failure by any Consonus stockholder to comply fully with the procedures described above and set forth in Annex C to this joint proxy statement/prospectus may result in termination of such stockholder’s appraisal rights. In view of the complexity of exercising appraisal rights under Delaware law, any Consonus stockholder considering exercising these rights should consult with legal counsel.

THE MERGER AGREEMENT

The following is a summary of selected provisions of the merger agreement, as amended. While Midas Medici, Acquisition Corp., and Consonus believe that this description covers the material terms of the merger agreement, it may not contain all of the information that is important to you. The merger agreement has been attached as Annex Ato this prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Midas Medici, Acquisition Corp., and Consonus. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement. You should refer to the full text of the merger agreement for details of the merger and the terms and conditions of the merger agreement. The Merger Agreement is incorporated by reference into this joint proxy/prospectus.

The merger agreement contains representations and warranties that Midas Medici, Acquisition Corp, on the one hand, and Consonus, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the merger agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement. While Midas Medici, and Acquisition Corp do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Midas Medici, or Consonus because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Midas Medici, Acquisition Corp, and Consonus and are modified by the disclosure schedules.

General

Under the merger agreement, Acquisition Corp., a wholly-owned subsidiary of Midas Medici formed by Midas Medici in connection with the merger, will merge with and into Consonus, with Consonus continuing as a wholly-owned subsidiary of Midas Medici.

Closing and Effective Time of the Merger

The closing of the merger will occur no later than the second (2nd) business day after the satisfaction or waiver of the conditions provided in the merger agreement, or on such other date as Midas Medici, Acquisition Corp. and Consonus may agree in writing. However, because the merger is subject to a number of conditions, neither Midas Medici nor Consonus can predict exactly when the closing will occur or if it will occur at all. Please see the section entitled “—Conditions to Completion of the Merger” in this joint proxy statement/prospectus.

The effective time of the merger will be the time and date when the merger becomes effective, which shall be the date and time of acceptance for record of the certificate of merger that will be filed with the Delaware Secretary of State on the closing date of the merger, or such other time specified in the certificate of merger.

Merger Consideration

Conversion of Consonus Common Stock

At the effective time of the merger, each share of Consonus common stock issued and outstanding immediately prior to the effective time (other than any outstanding options, warrants, and all stock appreciation or phantom stock rights of Consonus common stock, all of which will be converted into a similar right with respect to Midas stock applying the Exchange Ratio, or shares held by dissenting stockholders who have not waived in writing or failed to perfect or effectively withdrawn or lost their rights to appraisal under Section 262 of the DGCL) will be cancelled and extinguished and automatically converted into and become exchangeable for the right to receive Midas Medici common stock as described below, together with the right, if any, to receive one full additional share, in lieu of fractional shares of Midas Medici common stock. Please see the section entitled “—Fractional Shares of Midas Medici Common Stock” in this joint proxy statement/prospectus.

Exchange Ratio

The merger agreement provides that stockholders of Consonus will receive 1.33 shares of common stock of Midas Medici for each share of Consonus in the merger.

This exchange ratio is subject to adjustment to account for the effect of any forward  or reverse stock split, stock dividend, including any dividend or distribution of securities convertible into Midas Medici common stock or Consonus common stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Midas Medici common stock or Consonus common stock occurring on or after the date of the merger agreement and prior to the effective time.

Midas Medici Common Stock

Each outstanding share of Midas Medici common stock will remain an outstanding share of Midas Medici common stock and will not be converted or otherwise affected by the merger. For more information regarding the Midas Medici common stock, please see the section entitled “Description of Midas Medici Common Stock” in this joint proxy statement/prospectus.

Fractional Shares of Midas Medici Common Stock

No fractional shares of Midas Medici common stock will be issued to any stockholder of Consonus upon completion of the merger. The holder of shares of Consonus common stock who would otherwise be entitled to a fraction of Midas Medici common stock (after aggregating all fractional shares of Midas Medici common stock that otherwise would be received by such holder), will be granted the automatic conversion of such fractional share to the right to receive from Midas Medici one full additional share of Midas Medici common stock to such holder of Consonus common stock.

Share Issuance Process

Promptly following the effective time, Midas Medici will make available for delivery the shares of Midas Medici common stock issuable under the merger agreement. These shares will be issuable in accordance with the stock register of Consonus as of the effective time, to each holder of record as of such time. Physical stock certificates of Consonus common stock will not be required to be exchanged for Midas Medici common stock certificates and will be automatically issuable in exchange for outstanding shares of Consonus common stock. All shares of Consonus common stock will be deemed to no longer be issued and outstanding as of the effective time, subject to rights of dissenting shares as set forth in the agreement.

Conversion of Consonus Options, Warrants and Stock Appreciation Rights

At the effective time, each outstanding option to purchase shares of Consonus common stock under any stock option plan of Consonus and any other arrangement to purchase capital stock of Consonus, whether or not vested, will be exchanged for such number of options under the Midas Medici stock option plan as would be issuable pursuant to the exchange ratio, with a pro rata adjustment to the exercise price of such Consonus Stock Option. All warrants to purchase Consonus common stock and obligations to issue warrants to purchase Consonus common stock, whether or not vested, will be exchanged for warrants to purchase such number of shares of Midas Medici common stock as would be issuable pursuant to the exchange ratio, with a pro rata adjustment to the exercise price of such Consonus warrant.  All stock appreciation or phantom stock rights of Consonus based on the underlying value of shares of Consonus common stock, whether or not vested, will be exchanged for stock appreciation right using the exchange ratio to calculate the appropriate number of shares and base value of Midas Medici common stock.

Directors and Officers of Consonus Following the Merger

Effective as of the closing of the merger, the surviving corporation’s officers are expected to include the officers set forth in the certificate of merger, until their respective successors are duly appointed. The surviving corporation’s initial directors are expected to include the directors set forth in the certificate of merger, until their respective successors are duly appointed.

Certificate of Incorporation

At the effective time Consonus will continue as the surviving corporation. Consonus will continue to be governed by its certificate of incorporation, as amended, as it existed prior to the merger, until it is thereafter amended in accordance with Delaware Law and such certificate of incorporation.

Conditions to Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, which include the following:

·	stockholders of Consonus must have approved and adopted the merger agreement, and approved the merger, by the requisite vote under Delaware Law;

·
the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order suspending the effectiveness of the registration statement on Form S-4 and no similar proceeding in respect to the proxy statement/prospectus will have been initiated or threatened in writing by the SEC. All other filings will have been approved or declared effective and no stop order will have been issued and no proceeding will have been initiated to revoke any such approval or effectiveness;

·
no court, administrative agency, commission, governmental or regulatory authority, has enacted, enforced or entered any statute, rule, regulation, or other order which is in effect and which has the effect of making the merger illegal or otherwise prohibiting the consummation of the merger;

·
all representations and warranties of the other party in the merger agreement subject to exceptions and in certain schedules and exhibits to the merger agreement must be true and correct in all material respects on the date of the merger agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date. Each party shall have delivered to the other party a certificate with respect to the foregoing executed on behalf of the other party by a duly authorized officer of such party;

·
the other party to the merger agreement must have performed or complied with in all material respects all covenants and agreements required to be performed or complied with by it on or before the closing of the merger, and the parties must have received a certificate to such effect signed on behalf of the other party by a duly authorized officer of such party;

·	no material adverse effect with respect to either party will have occurred since the date of the agreement.

·
Consonus will have received waivers from each executive of Midas Medici or any of its subsidiaries related to any rights they may have to payments, bonuses, vesting, acceleration or other similar rights that are or may be triggered by the consummation of the transactions set forth in the merger agreement.

·	all state securities or “blue sky” authorizations necessary to carry out the transactions contemplated by the merger agreement shall have been obtained and be in effect; and

·
all proceedings in connection with the merger and the other transactions contemplated by the merger agreement and all certificates and documents delivered by the other party as required under the merger agreement or otherwise reasonably requested by the requesting party will be executed and delivered by the other party and will be reasonably satisfactory to the requesting party.

·	In addition, the obligation of Midas Medici and Acquisition Corp. to complete the merger is further subject to the satisfaction or waiver of the following conditions:

·
no material adverse change in the business, assets, capitalization, financial condition or results of operation with respect to Consonus and its subsidiaries will have occurred since the date of the merger agreement;

·	Consonus must have obtained the consents, waivers and approvals required to be obtained in connection with the consummation of the transactions contemplated by the merger agreement; and

No Solicitation

During the period commencing from the date of the merger agreement until the earlier to occur of the termination of the merger agreement and the effective time, Consonus and its subsidiaries will not, nor will they authorize or permit any of their respective representatives, to directly or indirectly:

·	Solicit, initiate, encourage or induce the making, submission or announcement of any acquisition transaction (as defined below);

·	Participate in discussions or negotiations regarding, or take any other action to facilitate any inquiries of the making of any proposal that constitutes any acquisition transaction;

·	Engage in discussions or negotiations with any person with respect to any acquisition transaction, except as to the existence of the non-solicitation provisions in the merger agreement;

Subject to the merger agreement, approve, or recommend any acquisition transaction;

·	Enter into any letter of intent or any contract agreement contemplating or relating to an acquisition Agreement;

·
Notwithstanding the foregoing, prior to the adoption and approval of the merger agreement and the approval of the merger by the Consonus stockholders, Consonus may furnish information regarding Consonus or any of its subsidiaries to, or enter into a confidentiality agreement or negotiations with, any person in response to a superior offer (as defined below) submitted by such person if: (i) neither Consonus nor any representative of Consonus and its subsidiaries has violated any of the restrictions set forth in the non-solicitation provision in the merger agreement, (ii)  the board of directors of Consonus concludes in good faith with the consultation of outside legal counsel that such action is required for the board of directors of Consonus to comply with its fiduciary obligations to its stockholders under Delaware Law, (iii) at least five (5) business days prior to furnishing any such information to or entering into negotiations with, such person Consonus gives Midas Medici written notice of the identity o f such persons and Consonus’ intention to negotiate with such persons and Consonus receives from such person an executed confidentiality agreement, and contemporaneously with furnishing any information to such person, Consonus furnishes such information to Midas Medici.

·
An “acquisition transaction” means any transaction or series of related transactions, other than the transactions contemplated by the merger agreement, involving (i) an acquisition from Consonus by any “group” (as defined under Section 13(d) of the Exchange Act) of more than five percent (5%) interest in the total outstanding voting securities of Consonus or any of its subsidiaries, or any tender offer or exchange offer that if consummated would result in any person or “group” beneficially owning five percent (5%) or more of the total outstanding voting securities of Consonus or any of its subsidiaries, or any merger, consolidation, or business combination involving Consonus that would hold less than ninety-five (95%) of the equity interests in the surviving entity of such transaction, (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than five percent (5%) of the assets of Consonus, or (iii) any liquidation or dissolution of Consonus.

·
A “superior proposal” means any bona fide, unsolicited written acquisition proposal on terms that the board of directors of Consonus determines in good faith, on the basis of the advice of a financial advisor and taking into account all the terms and conditions of the acquisition proposal, are more favorable and provide greater value to all the stockholders of Consonus from a financial point of view than the terms of the merger set forth in the merger agreement; provided, however, that any such offer shall not be deemed to be a “superior offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely, to be obtained by such third party on a timely basis.

The parties agree that any violation of the non-solicitation provision in the merger agreement will be deemed to be a breach by Consonus.

Meeting of Stockholders

Consonus is obligated under the merger agreement to call, give notice of, convene and hold a meeting of its stockholders for purposes of considering the merger and the merger agreement.

Covenants; Conduct of Business Pending the Merger

During the period commencing from the date of the merger agreement and continuing until the earlier to occur of the termination of the merger agreement or the effective time, the parties and each of their respective subsidiaries must, except to the extent that the other parties otherwise consent in writing, carry on its business in the usual, regular and ordinary course, and in compliance with all applicable laws and regulations, pay its debts and taxes when due, pay or perform material obligation, when due, and use commercially reasonable efforts consistent with past practices to: (i) preserve intact its business organization, (ii) keep available the services of its present officers and employees, and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licenses, and others with which it has business dealings. The parties must also notify each other of any material event involving its business operations.

During the period commencing from the date of the merger agreement and continuing until the earlier to occur of the termination of the merger agreement or the effective time, neither Midas Medici nor Consonus, nor any of its subsidiaries, except to the extent that the other party consents in writing, is permitted to:

·
waive any stock repurchase rights, accelerate, or amend the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

·	grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, or adopt any new severance plan, or amend any severance plan or agreement existing on the date of the merger agreement, or grant any equity-based compensation, whether payable in cash or stock;

·
transfer or license to any person, or otherwise extend, amend any rights to any intellectual property, or enter into any agreements to grant, transfer or license to any person future patent rights other than  non-exclusive licenses granted to end-users in the ordinary course of business and consistent with past practice;

·
declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, equity securities or property) in respect of, any capital stock of Consonus or any of its subsidiaries, or split, combine or reclassify any such capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any such capital stock; 1

·
purchase, redeem or otherwise acquire any shares of capital stock, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date of the merger agreement;

·
issue, deliver, sell, authorize, pledge or otherwise encumber (or propose any of the foregoing) any shares of capital stock or any securities convertible into, or exercisable or exchangeable for, shares of such capital stock, or any subscriptions, rights, warrants or options to acquire any shares of such capital stock, or enter into other agreements obligating Consonus or any of its subsidiaries to issue any shares of such capital stock or securities convertible, or exercisable or exchangeable for, shares of such capital stock, other than (A) the issuance, delivery and/or sale of shares of Consonus common stock or Midas Medici common stock pursuant to the exercise of stock options or warrants outstanding on the date of the merger agreement, and (B) the granting of stock options in the ordinary course of business;

·	permit or propose any amendments to its certificate of incorporation, bylaws or other charter documents;

·
acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, any business or any corporation, limited liability company, or other business organization, or otherwise acquire all or substantially all of the assets of any of the foregoing, or enter into any joint ventures, strategic partnerships or similar alliances;

·
sell, lease, license, encumber or otherwise dispose of any properties or assets, except sales of inventory in the ordinary course of business, and except for the sale, lease or disposition (other than through licensing) of property or assets which are not material to the business of such party and its subsidiaries; 1

·
incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of such party, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables; 1

·
adopt or amend any employee benefit plan, or employee stock purchase or stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into, in the ordinary course of business and consistent with past practice, with newly hired employees who are terminable “at will” and who are not officers of such party), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

·
(A) pay, discharge, or settle any claims, or liabilities or litigation (whether or not commenced prior to the date of the merger agreement), other than the payment, discharge, or settlement in the ordinary course of business consistent with past practice or in accordance with their terms as in existence as of the date of the merger agreement or (B) waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality agreement to which such party or any of its subsidiaries is a party or is a beneficiary of;

·	make payments outside of the ordinary course of business in excess of $10,000; or make any payments outside of the ordinary course of business in excess of $50,000 in the aggregate; 1

·
modify, amend or terminate any material contract or agreement to which such party or any of its subsidiaries is a party, or waive, delay the exercise of, release or assign any material rights or claims hereunder;

________________________________________________________

1 Compliance with this covenant has been waived as set forth in the Amendment and Waiver No. 1 to the Merger Agreement dated as of October 28, 2010.

·
enter into, renew or modify any contracts, agreements or obligations relating to the distribution, sale, license or marketing by third parties of the products of such party or any of its subsidiaries, or products licensed by such party or any of its subsidiaries;

·	except as required by GAAP, revalue any assets of such party or any of its subsidiaries, or make any change in accounting methods, principles or practices;

·	incur or enter into any agreement requiring such party or any of its subsidiaries to make payments in excess of $100,000 in any individual case, or $300,000 in the aggregate; 1

·
engage in any action that could reasonably be expected to cause the merger to fail to qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended, whether or not otherwise permitted by the merger agreement;

·	engage in any action with the intent to adversely impact or materially delay the consummation of the merger or any of the other transactions contemplated by the merger agreement;

·	hire any employee with an annual base compensation level in excess of $200,000; or

·	agree in writing or otherwise to take any of the foregoing actions.

Other Agreements

Each of Midas Medici and Consonus has agreed to use its commercially reasonable efforts to:

·
coordinate with the other in preparing and exchanging information for purposes of (i) compliance with state and federal securities laws, and (ii) filing with the SEC (A) a proxy statement/prospectus to be delivered to the stockholders of Consonus in connection with the merger, and (B) the registration statement on Form S-4 in connection with the issuance of the Midas Medici common stock in or as the result of the merger;

·	comply with the terms of the confidentiality agreement entered into by and among the parties;

·	consult and agree with each other about any public disclosure either will make concerning the merger, subject to certain exceptions;

·	obtain all consents, waivers and approvals, for the consummation of the transactions contemplated by the merger agreement; and

·	provide the other party and its representatives' reasonable access to information concerning the business of the other party as such other party may reasonably request.

·	Consonus has further agreed to:

·
promptly take all steps necessary in accordance with Delaware Law, its certificate of incorporation and its bylaws, to convene a meeting of the stockholders of Consonus, to be held as promptly as practicable, and in any event within forty-five (45) calendar days following the declaration of effectiveness of the registration statement, for the purpose of voting upon the merger agreement and the merger;  and

Midas Medici has further agreed to:

·
cause the surviving corporation to fulfill the obligations of Consonus under any indemnification agreements between Consonus and any of its directors and officers as in effect on the date of the merger agreement and any indemnification provisions under Consonus’ certificate of incorporation or by laws as in effect on the date of the merger agreement.

Any party may waive compliance with any of the agreements or conditions contained in the merger agreement which waiver shall be written and signed on behalf of such party. There are no other requirements with respect to obtaining a waiver other than the requirement that it is in writing and signed on behalf of such party.

__________________________________

1 Compliance with this covenant has been waived as set forth in the Amendment and Waiver No. 1 to the Merger Agreement dated as of October 28, 2010.

Termination

The merger agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

·	by mutual written consent of Midas Medici and the Consonus, duly authorized by their respective boards of directors;

·
by either Midas Medici or Consonus if the merger is not consummated by the date that is 6 months after signing date of the merger agreement for any reason; provided, however, that this right to terminate is not available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before such date;

·
by either Midas Medici or the Consonus if a court, administrative agency, commission, governmental or regulatory authority issues a nonappealable order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the merger;

·
by either Midas Medici or Consonus if the requisite approval of the stockholders of Consonus is not obtained by reason of the failure to obtain the requisite vote at a meeting of the stockholders of Consonus, duly convened therefore or at any adjournment or postponement; provided, however, that this right to terminate is not available to Consonus if the failure to obtain the requisite approval of the stockholders of Consonus was caused by the action or failure to act of Consonus, and such action or failure to act constitutes a breach of the merger agreement;

·	by Midas Medici if a triggering event (as defined below) occurs;

·
by Consonus, upon a breach of any representation, warranty, covenant or agreement on the part of Midas Medici set forth in the merger agreement, or if any representation or warranty of Midas Medici becomes untrue, such that the conditions to the merger would not be satisfied as of the time of such breach or as of the time such representation or warranty becomes untrue; provided, however, that if such inaccuracy in Midas Medici’s representations and warranties or breach by Midas Medici is curable by Midas Medici through the exercise of its commercially reasonable efforts, then Consonus may not terminate the merger agreement for thirty (30) calendar days following the delivery of written notice from Consonus to Midas Medici of such breach, provided Midas Medici continues to exercise commercially reasonable efforts to cure such breach;

·
by Midas Medici, upon a breach of any representation, warranty, covenant or agreement on the part of Consonus set forth in the merger agreement, or if any representation or warranty of Consonus becomes untrue, such that the conditions to the merger would not be satisfied as of the time of such breach or as of the time such representation or warranty becomes untrue; provided, however, that if such inaccuracy in Consonus’ representations and warranties or breach by Consonus is curable by Consonus through the exercise of its commercially reasonable efforts, then Midas Medici may not terminate the merger agreement for thirty (30) calendar days following the delivery of written notice from Midas Medici to Consonus of such breach, provided Consonus continues to exercise commercially reasonable efforts to cure such breach; or

·
by Midas Medici if a change that is materially adverse to the business, assets, capitalization, financial condition or results of operations with respect to Consonus or its subsidiaries occurs since the date of the merger agreement; provided, however, that if such change is curable by Consonus through commercially reasonable efforts, then Midas Medici may not terminate the merger agreement for thirty (30) calendar days following the occurrence of such change, provided Consonus continues to exercise commercially reasonable efforts to cure the effect that is materially adverse to the business, assets, capitalization, financial condition or results of operations with respect to Consonus if it is cured during such thirty (30) calendar day period.

·
a “triggering event” has occurred if (i) the board of directors of Consonus or any of its committees has withdrawn or has amended or modified in a manner adverse to Midas Medici its recommendation in favor of the adoption and approval of the merger agreement or the approval of the merger; (ii) Consonus failed to include in the proxy statement/prospectus the recommendation of the board of directors of Consonus in favor of the adoption and approval of the merger agreement and the approval of the merger; (iii) the board of directors of Consonus failed to reaffirm its recommendation in favor of the adoption and approval of the merger agreement and the approval of the merger within five (5) business days after Midas Medici requests in writing that such recommendation be reaffirmed at any time following the announcement of an acquisition proposal; (iv) the board of directors of Consonus or any of its committees has approved or recommended any acquisition proposal; (v) Consonus has entered into any letter of intent or similar document accepting any acquisition proposal; or  (vi) a tender or exchange offer relating to securities of Consonus has been commenced by a person unaffiliated with Midas Medici or its stockholders and Consonus has not sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, a statement indicating that Consonus recommends rejection of such tender or exchange offer.

Termination Fee and Expenses

Each party to the merger agreement will be responsible for the payment of all fees and expenses incurred by such party in connection with the merger agreement and the transactions contemplated by the merger agreement.

However, in the event that the merger agreement is terminated by Midas Medici due to a triggering event, Consonus will pay to Midas Medici in immediately available funds, within ten business days after demand by Midas Medici as a condition to the termination of the merger agreement pursuant to such triggering event, an amount in cash equal to all documented costs incurred by Midas Medici in connection with the merger and the S-4 Registration Statement through the date of termination with respect to legal, accounting, regulatory and similar third party fees and expenses (the “Termination Fee”). The parties estimate that Consonus would be required to pay a termination fee of $345,000, if the Merger Agreement was terminated as of the current date.

In the event that the (A) merger agreement is terminated by Midas Medici or Consonus, as applicable, (i) because the merger has not been consummated by the date that is 6 months after signing date of the merger agreement,  or (ii) if the requisite approval of the stockholders of Consonus contemplated by the merger agreement has not been obtained by reason of the failure to obtain the requisite vote at a meeting of the stockholders of Consonus, (B) following the date of the merger agreement and prior to the termination of the merger agreement, a third party has announced an acquisition proposal, and (C) within twelve months following the termination of the merger agreement a company acquisition (as defined below) is consummated or Consonus entered into an agreement or letter of intent providing for a company acquisition, then Consonus must pay to Midas Medici an amount in cash equal to the Termination Fee.

A “company acquisition” means any of the following transactions (other than the transactions contemplated by this Agreement); (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than sixty percent (60%) of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a voluntary sale or other disposition by the Company of assets representing in excess of sixty percent (60%) of the aggregate fair market value of the Company’s business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of the Company.

Representations and Warranties

The merger agreement contains substantially similar representations and warranties of Midas Medici, Acquisition Corp. and Consonus as to, among other things:

·	corporate organization and existence;

·	corporate power and authority;

·	certificates of incorporation and bylaws;

·	authority relative to the merger agreement;

·	no conflict, required filings and consents;

·	absence of certain changes or events;

·	absence of litigation; and

·	the registration statement, and proxy statement/prospectus.

·	agreements, contracts and commitments;

·	no undisclosed liabilities;

·	compliance

·	employee benefit plans;

·	environmental matters;

·	brokers; and

·	taxes.

In addition, the merger agreement contains further representations and warranties of Midas Medici and Acquisition Corp. as to, among other things:

·	SEC filings; and

·	No prior activities of MMGH.

·	In addition, the merger agreement contains further representations and warranties of Consonus as to, among other things:

·	financial statements;

·	restrictions on business activities;

·	title to property;

·	intellectual property;

·	insurance;

·	board approval; and

·	vote required to adopt the merger agreement and approve the merger.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Midas Medici and Consonus to complete the merger.

The merger agreement may be amended in writing by the parties at any time.

Amendment to the Merger Agreement

On October 28, 2010, Midas Medici entered into Amendment and Waiver  No. 1 to the Merger Agreement with Consonus and MMGH Acquisition.  Pursuant to the Amendment, Midas Medici waived the provisions of Section 4.1 of the Merger Agreement in connection with certain transactions consummated by Consonus  described under the heading “Recent Transactions” in this joint proxy statement/prospectus. In addition, Midas Medici consented to and waived provisions of Section 4.1 of the Merger Agreement to permit payment of dividends by Consonus. Also, pursuant to the Amendment, Consonus agreed to pay all costs and expenses incurred by the Company in connection with the merger transaction, the Merger agreement and this S-4 registration statement.

Agreements Related to the Merger Agreement

Consonus Voting Agreements

As of November 30, 2010, certain of the stockholders of Consonus, indicated below, in their capacities as stockholders of Consonus, have separately entered into voting agreements with Midas Medici and Consonus in which they have agreed to vote all shares of Consonus capital stock that they beneficially owned as of the date of their respective agreements, and that they subsequently acquire, in favor of the merger, against any matter that would result in a breach of the merger agreement by Consonus and against any proposal made in opposition to, or in competition with, the consummation of the merger and the other transactions contemplated by the merger agreement. The stockholders who have entered into Voting Agreements, include, Knox Lawrence International, Quotidian Capital, LLC, UTP International, LLC, MMC I SOF, LLC, MMC, LLC., Justin Beckett and Robert McCarthy.  Robert McCarthy is the President of Consonus, Justin Beckett is a Director of Consonus, KLI, Quotidian Capital, LLC, UTP International, LLC, MMC I SOF, LLC and MMC, LLC, together are beneficial owners of 5% or more of Consonus common stock.

As of the record date, these shareholders of Consonus beneficially owned, in the aggregate, 2,335,382 shares of Consonus capital stock, allowing them to exercise approximately 64.2% of the voting power of Consonus capital stock.

MATTERS TO BE PRESENTED TO THE CONSONUS STOCKHOLDERS

CONSONUS PROPOSAL NO. 1

APPROVAL OF THE MERGER

At the Consonus special meeting, Consonus stockholders will be asked to approve the merger agreement and the transactions contemplated thereby. Immediately following the merger, Consonus stockholders will own approximately 66% of the fully-diluted shares of the combined company, with existing Midas Medici stockholders holding approximately 34% of the fully-diluted shares of the combined company.

The terms of, reasons for and other aspects of the merger agreement, the merger, the issuance of Midas Medici common stock to Consonus stockholders pursuant to the merger agreement are described in detail in other sections of this joint proxy statement/prospectus.

Vote Required; Recommendation of Board of Directors

The affirmative vote of the holders of a majority of the shares of Consonus common stock having voting power outstanding on the record date for the Consonus special meeting and voting is required for approval of Consonus Proposal No. 1.

THE  CONSONUS BOARD OF DIRECTORS RECOMMENDS THAT CONSONUS’ STOCKHOLDERS VOTE “FOR” CONSONUS PROPOSAL NO. 1 TO APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

CONSONUS’ BUSINESS

Use of the words “we”, “us”, “our” and similar terms in this Section “Consonus’ Business” refer to Consonus.

Overview

Consonus is a leading provider of innovative data center solutions to medium – sized enterprises focused on virtualization, energy efficiency and data center optimization. Our ability to offer a comprehensive suite of related IT infrastructure services give us an ability to offer our customers customized solutions to address their critical needs of data center availability, data manageability, disaster recovery and data center consolidation, as well as a variety of other related managed services.

Our data center related services and solutions primarily enable business continuity, back-up and recovery, capacity-on-demand, regulatory compliance (such as email archiving), virtualization, cloud computing, data center best practice methodologies and software as a service. Additionally, we provide maintenance and support for all of our solutions, as well as related consulting and advisory services.

We have chosen to focus on small and medium size business clients in under-served geographic markets. We define small and medium size businesses as (i) companies having between $50 million and $1 billion in annual revenue, or (ii) companies with 300 to 2,000 employees, as well as regional and department-level offices of large enterprises.

Today, our large and diverse customer base consists of over 650 active customers in 35 states in the United States. With several customers in each of the industries we serve, including financial services, government, manufacturing, pharmaceutical, telecommunications, technology, education, utilities, healthcare and consumer goods, we have a well-diversified revenue base with no one customer exceeding  6% of our consolidated revenue for the year ended December 31, 2009.

           We are headquartered in Cary, North Carolina, with regional sales presence in Atlanta, Georgia; Birmingham, Alabama; Charlotte, North Carolina; Ft. Lauderdale, Florida; Hartford, Connecticut; Greenville, South Carolina; Nashville, Tennessee; and Rockville, Maryland.

Recent Transactions

On October 1, 2010, Consonus Acquisition Corp. (“CAC”), a wholly-owned subsidiary of Consonus, sold substantially all of its assets to VW Acquisition Corp. (“VW Acquisition”), a wholly-owned subsidiary of ViaWest, Inc. (“ViaWest”), pursuant to an Asset Purchase Agreement by and among ViaWest, VW Acquisition, Consonus and CAC dated as of October 1, 2010 (the “Asset Purchase Agreement”).  The purchase price paid at closing was equal to approximately $43,500,000 million, which is subject to certain post-closing adjustments.  CAC is entitled to receive up to an additional $8,500,000 pursuant to an earn-out provision.

Pursuant to the Asset Purchase Agreement, Consonus and CAC are obligated to indemnify ViaWest and VW Acquisition for breaches of their representations, warranties and covenants under the Asset Purchase Agreement and certain excluded liabilities, among other things.  Consonus’ and CAC’s indemnification obligations with respect to breaches of their representations, warranties and covenants are generally limited to the amount of the earn-out.  The Asset Purchase Agreement contains a two year non-competition agreement for the provision of certain services (related to the operations transferred pursuant to the Asset Purchase Agreement) in Utah, Colorado, Oregon, Texas and Nevada and a two year non-solicitation provision against soliciting transferred employees and certain customers.  The Asset Purchase Agreement also restricts the provision of certain services under the name Consonus (related to the operations transferred pursuant to the Asset Purchase Agreement).  In connection with the Asset Purchase Agreement, Knox Lawrence International, LLC, the majority shareholder of CAC entered into a separate Non-Competition, Non-Solicitation and Confidentiality Agreement that contains the same terms as the relevant provisions contained in the Asset Purchase Agreement.

In connection with the Asset Purchase Agreement, the parties entered into a Transition Services Agreement whereby CAC and Consonus agreed to provide VW Acquisition and ViaWest with certain accounting, human resources, and marketing and communications services for a period of 120 days and provide certain operational services for a period of 6 months, and VW Acquisition and ViaWest agreed to provide CAC and Consonus with certain operational services for a period of 6 months.  CAC also granted VW Acquisition a license to use certain trademarks until June 30, 2011.

On October 22, 2010, the Consonus Board approved a capital contribution of $9.025 million to Strategic Technologies, (“STI”), a wholly owned subsidiary of Consonus, in exchange for 100 shares of Preferred Stock. STI used the funds to pay $8.5 million in full settlement of the entire balance of its term loan with Avnet, Inc.  and to pay $525,000 in settlement of certain outstanding vendor notes payable in excess of $4.2 million.

Industry Overview

An increasing number of business critical applications are now delivered over the Internet. As a result, businesses of all sizes are evolving to depend on 24 hours a day, seven days a week, or 24 x 7, connectivity, availability and security of their IT systems.

Small and Medium Sized Businesses

          We have chosen to focus on small and medium size business clients in under-served geographic markets. We define small and medium size businesses as companies having between $50 million and $1 billion in annual revenue, or companies with 300 to 2,000 employees, as well as regional and department-level offices of large enterprises that satisfy these criteria. Overlaying this definition with internal market analysis of our geographic reach, we believe there are approximately 200,000 small and medium size businesses that could potentially require our data center outsourcing and IT infrastructure services. To effectively compete, many small and medium size businesses have become reliant on sophisticated IT infrastructure that, in the past, has been typically deployed at larger enterprises. However, managing, monitoring, administering, and maintaining a sophisticated IT infrastructure can rapidly deplete the limited resources of small and medium size businesses which need to be directed at core business activities. These complex and growing demands necessitate a closer relationship with solution-oriented technology providers.

Market Trends

          We view the North American market for IT infrastructure and data center services and solutions as highly fragmented with no single dominant player. Specifically, we believe the industry includes small regional providers serving the small and medium size business market, and a limited number of national and multi-national providers that serve larger business clients.

          We believe that there is a growing trend to outsource managed services to third-party providers. We expect this trend to remain healthy for the foreseeable future. In particular, we believe that small and medium size businesses face significant challenges in trying to deliver these services on their own because of constraints related to technical expertise and cost. We believe that outsourcing these functions will allow organizations to focus capital and personnel resources on their core business operations, as opposed to IT infrastructure.   We believe that the growth in cloud and on demand computing, virtualization, increasing data management requirements, energy efficiency in technology (“Green IT”) will be positive drivers of growth in our industry and for our company.

          We believe our ability to offer a comprehensive suite of data center infrastructure, along with related managed and professional services and solutions, provides us with an important competitive advantage to capitalize upon the growing trend of IT outsourcing within the small to medium business segment.

Consonus’s data center services are positioned to take advantage of significant macro-economic trends that directly impact the data center market. These include but are not limited to

·
the emergence of Cloud Computing which is estimated to grow to $42B by 2012 according  to International Data Corporation (IDC), a provider of market intelligence, advisory services and events for the information technology, telecommunications, and consumer technology markets.

·	the development of more energy efficient solutions to address the dramatic increase in energy consumption and the required data center infrastructure enhancements to accommodate such demand.

In addition, we expect growth in this market to remain robust, as increasingly stringent regulatory requirements in North America, along with the potentially significant loss of revenue and credibility resulting from unannounced downtime, force businesses to invest in highly secure and reliable products and services such as those offered by Consonus.

Our Services and Solutions

          We provide innovative data center and IT infrastructure and data center services and solutions to the growing small and medium size business market focused on virtualization, energy efficiency and data center optimization. Throughout our history, we have developed a comprehensive set of data center-centric skills and capabilities.  We provide our solutions and services at (i) the customer’s data centers and (ii) in the virtual/shared data center in the “cloud”.

 Business Strengths

           We believe our strengths can be attributed to several distinguishing factors, including:

Broad Service Offering

            We provide our customers with a comprehensive suite of services and solutions that distinguish us in the market place. We have organized our comprehensive suite into "solution sets" designed to bring incremental value to our customers. We are able to utilize these offerings and our in-house expertise to meet our customers' needs, which include storage, server, networking and security. Additionally, our single-source service approach allows us to design, build, manage, host and support these initiatives for our customers and bring sustained, differentiated value to the marketplace.

Diverse and Loyal Customer Base

           Our large and diverse customer base consists of over 650 active customers in 35 states in the United States. With several customers in each of the industries we serve, including financial services, government, manufacturing, pharmaceutical, telecommunications, technology, education, utilities, healthcare and consumer goods, we have a well-diversified revenue base with no one customer exceeding 6% of our consolidated revenue for the year ended December 31, 2009.

           We are focused primarily on underserved geographic markets where we can best leverage the breadth of our capabilities. We focus our attention on small and medium size businesses in markets where a local presence, broad resources and thought leadership are scarce. As a result, we believe we have been able to effectively differentiate ourselves from our competitors and we believe this has positioned us for continued growth in these markets. We are currently located in markets on the East coast of the United States with a high concentration of small and medium size businesses and may expand into targeted regions within the Southwest, Midwest and the West Coast of the United States.

(1)	Source: US Census Bureau
Focus on High Growth IT Markets

          We focus on providing services related to high growth segments of the overall IT market, looking to specifically capitalize on the growth trends in IT infrastructure and data center services. Our technical capabilities and service expertise allow us to benefit from the increased migration from in-house IT management to externally managed and hosted services for small and medium size businesses. The small and medium size business market, specifically, is expected to experience higher growth than the overall market with respect to IT related services.

 Attractive Business Model Leverage

We believe there are significant opportunities to expand our margins with respect to many of our existing customers. Our IT infrastructure and data center services and solutions have been organized into repeatable "solution sets" allowing us to cost-effectively deploy these solutions. Repeatable "solution sets"refer to service and solutions offerings that are proven and consistent in their delivery each time they are sold.

Recurring Revenue Model

Our data center services and solutions revenue provide a solid basis for long-term relationships with our customers resulting in strong recurring revenue which provide a high degree of visibility into our future financial performance. Our data center customers typically sign one to three-year contracts with automatic renewal provisions. For the year ended December 31, 2009, revenue from our data center services and solutions represented approximately 56% of our total consolidated revenue.

We have consistently demonstrated strong customer retention by providing a superior blend of products and services. We have over 450 support, managed and hosting services customers. We historically experience very high contract renewal rates. Specifically, our renewal rate for the twelve months ended February 28, 2010 was approximately 86%.

Experienced Management Team

We are led by an experienced and dedicated management team, including a core group of executives and senior managers who have, on average, 22 years of experience. High employee retention has allowed us to continually build the knowledge base and technical expertise within Consonus. The current management team has successfully integrated prior acquisitions and has achieved organic growth through both geographic expansion and new product offerings.

Established Relationships with Industry Leading Vendors

           Our technology vendors include VMware, Inc., Sun/Oracle Corporation, Symantec Corporation,  NetApp, Inc., Microsoft Corporation, Hewlett Packard Company, Hitachi Data Systems (HDS) and VeriSign, Inc. In addition, Mr. Robert F. McCarthy, President of Consonus, sits on Symantec Corporation’s Partner Advisory Council and Network Appliance’s (NetApp) Advisory Council.   The advisory positions held by Robert F. McCarthy provide us with opportunities to expand and enhance our relationships with senior vendor management and to align our business strategy with that of our vendor partners.

Growth Strategy

           Our consolidated revenue for the year ended December 31, 2009 was approximately $84.6 million. In addition to increasing penetration with existing customers and adding new clients, our strategy is to provide a comprehensive suite of IT infrastructure and data center services and solutions across our customer base. In addition, we will seek to enhance our leadership position in the IT marketplace through the continued development of new services, further geographic expansion and strategic acquisitions and partnerships.

Penetration of Existing Customer Base

   We currently have an installed base of over 650 active customers. We believe that our extensive customer base and our enhanced service and solution offerings represent a significant opportunity to increase our revenue per customer. By cross selling our broad suite of services and solutions, our goal is to expand our share of the customer's IT expenditure with the objective of becoming their single source provider. For example, recent cross-sell activities have resulted in new data center services contracts from existing key customers.

Development of New Solutions

          We are continuously developing new services and creating customized solution sets to meet our customers' evolving requirements. We have developed a process whereby we collaborate with our customers, vendors, and industry analysts to create a highly targeted solution roadmap.  We have developed new proprietary solutions such as our Secure Archiving For the Enterprise (“SAFE”), Virtual Business Continuity (“VBC”) and Remote Backup Solutions (“RBS”).  As well we have developed a new consulting practice focused around data center energy efficiency.  New solution sets include a broader offering of Secure Archiving for the Enterprise (SAFETM) 2 and software as a service platform See "New Data Center Services and Solutions."

Geographic Expansion Consonus Data Center Locations

We have achieved success in markets where small and medium size business concentration is high and competition is fragmented. We provide data center services today through our partner data center facilities in 15 markets across North America (see above).  We have developed a disciplined process of identifying, targeting and assessing new expansion opportunities. Variables we analyze prior to entering any new market include: customer demographics, competitive landscape, vendor support and labor pool. Once a decision has been made to enter a new region, we implement what we believe to be a proven expansion process to minimize cost and to maximize speed to market and return on investment.

Consonus Labs (C-Labs)

Consonus Labs, LLC , a wholly owned subsidiary of Consonus Inc., was created in 2009 to foster growth through innovation centered primarily around three efforts: (1)  protecting and commercializing the intellectual property of Consonus Technologies, (2)  continuing to create innovative products and services through a dedicated product development group, and (3)   enhancing product development and product commercialization by creating partnerships with leading universities and technology providers.   In 2009, Consonus launched three highly innovative and commercially relevant products in the areas of software as a service, virtual disaster recovery and cloud infrastructure-on-demand.   Furthermore, a technology partnership was created with the University of Utah as a first step to aligning innovating.

Strategic Acquisitions

We believe that we can accelerate our growth through strategic acquisitions of businesses that expand our solution set or geographic reach. Current senior management and members of our board have considerable acquisition experience and have completed four acquisitions on our behalf. For example, STI has grown both organically and through the acquisitions of Path Tech Software Solutions, Inc., a Florida based company, on February 22, 2000, and Allied Group, Inc., a Connecticut based company, on October 17, 2001. Both companies served the IT consulting and services market in their respective geographical areas. Likewise, on May 2, 2005, CAC merged with Gazelle Technologies, Inc., a company engaged in software development for the utility sector and under common control by KLI, and on May 31, 2005, CAC acquired all of the assets of Consonus, Inc. from Questar InfoComm, Inc. From 1996 until CAC's acquisition of Consonus, Inc., Consonus, Inc. had been engaged in the business of designing, building and operating data centers, IT networks and web-enabled application delivery systems. Both the STI and CAC acquisitions were successful and important in evolving each entity into regional businesses by expanding each entity's geographic reach or breadth of service offerings. Management believes that it has demonstrated its ability to improve and integrate acquisitions.

 Areas of future interest include standalone data centers or companies providing data center and IT solutions that may or may not be currently offered by us and companies providing energy efficiency solutions and services to the data center space. We see a significant opportunity to participate in the industry consolidation of the fragmented, regional small and medium size business market.

Sales and Marketing

The complex nature of our client engagements requires a highly targeted, structured sales process and a team based approach.

Our sales combines a highly targeted sales approach, which includes a detailed regional analysis of the small and medium sized business market across key variables and success parameters, with an in-depth understanding of a client's organization and its complexities. We complement this effort with the ability to offer a multi-dimensional solution set that is customized to a client's needs and IT infrastructure.

As of December 1, 2010, our sales team consists of 27 commissioned sales professionals, and is supported by 7 solutions consultants and 4 sales operations and channels staff. Our team is organized by region and focuses on selling customers our entire range of services and solutions with specialization in specific solutions. With an average of 15 years experience, our sales team draws upon extensive experience in the IT infrastructure and data center services industry.

Our current selling model requires the sales force to be well informed on the principles of running a data center and the possible approaches to driving up service levels and driving down costs.

The company has placed an increased emphasis on marketing initiatives over the past 2 years, as it believes there is an opportunity to communicate with a larger number of prospective customers.  In particular, the company is investing in the following:

Search Engine Optimization (SEO):  The process of improving the volume and/or quality of traffic to the company web site or from internet search engines such as Google and Yahoo.   The company focuses on relevant search terms and optimizes the architecture, backlinks, and content of the web site to maximize search results.

Pay per click:  The Company pays internet search engines such as Google when specified keywords are clicked by users, sending them to the Consonus web site.

Web Site:  The Company has updated its web site.  The new web site more effectively communicates the company vision, supports social networking, and more specifically communicates the key solution areas in which the company is focused.

Branding:  The Company has developed a new logo, a tag line “get IT, virtually anywhere”, and has developed a more robust branding program that will enable more effective lead generation

This increased emphasis in marketing has resulted in a strong growth in web site traffic and significant growth in sales leads from internet search and the web site.  Our marketing team maintains excellent metrics to demonstrate a positive return on the marketing investments.

Customers

Our large and diverse customer base consists of over 650 active customers in 35 states in the United States. With several customers in each of the industries we serve, including financial services, government, manufacturing, pharmaceutical, telecommunications, technology, education, utilities, healthcare and consumer goods sectors, we have a well-diversified revenue base with no one customer exceeding 6% of our audited  consolidated revenue for the year ended December 31, 2009. Our diverse client base also includes regional and department level offices of Fortune 1000-type companies, which we believe demonstrates our ability to meet the highest service standards in the industry.

While we have the capability to serve large size businesses and do serve larger customers including regional and department level offices of larger enterprises, we have made an explicit choice to focus on clients with between roughly $50 million and $1 billion in annual revenue or companies with 300 to 2,000 employees. In addition, our geographic coverage model is focused on less competitive markets, where small and medium size businesses are typically underserved.

Since the inception of STI approximately 22 years ago, we have attempted to constantly provide superior client service and broad product offerings in order to achieve significant repeat business. As our products and services continue to expand across the IT infrastructure and data center activity chain, our sales force will continue to focus on growing our share of our clients' annual IT expenditure.

Our largest 10 customers represented approximately 33% with no one customer representing greater than 6%, of our audited consolidated revenue for the year ended December 31, 2009.

Contracts

We generally provide broad product offerings across the IT infrastructure and data center space to our customers using the following contractual arrangements:

• Service Agreements:    The most common type of agreements that we have entered into for the provision of IT infrastructure and data center services is the service agreement. In our service agreements, a customer commits to purchase a type of service according to their individual requirements. These service agreements contain terms that are generally consistent with industry practices. Typically our managed service agreements can only be terminated by our customers in the event of a continued period of service interruption. In the case of some of our maintenance manager support agreements, the customer can terminate the agreement with a 60-day notification; and

• Statements of Work:    We have also entered into Statements of Work, or SOWs, for the provision of IT infrastructure services. Each SOW summarizes a customer's project scope, including their IT platform/infrastructure initiatives and design recommendations. Each SOW also evaluates a customer's current and future system quality requirements (such as reliability, availability and scalability).

We are substantially dependent on contracts with the following vendors: Avnet, Inc., Sun Microsystems, Inc., Symantec Corporation and NetApp, Inc. The material terms of our contractual relationship with each of Avnet, Inc., Sun Microsystems, Inc., Symantec Corporation, and NetApp, Inc.  are summarized below:

• Distribution Agreement with Avnet, Inc.:    Pursuant to a distribution agreement between STI and Avnet, Inc. dated May 1, 2007, STI purchases from Avnet, Inc. certain software and hardware products for resale in the United States. Avnet, Inc. is one of our principal stockholders and lenders, and is a distributor of computer hardware, software licenses, maintenance contracts and services for various manufacturers and vendors. This distribution agreement specifies that Avnet, Inc. is intended to be STI's distribution partner and is subject to one-year renewal terms after the first year. The total value of STI's purchases pursuant to this distribution arrangement was $60.0 million in 2007, $50.5 million in 2008 and $42.0 million in 2009, see "Certain Relationships and Related Transactions – Avnet, Inc. Distribution Agreement;"

• Agreement with Sun Microsystems, Inc.:    Pursuant to an agreement between STI and Sun Microsystems, Inc., STI markets and sells Sun Microsystems, Inc. hardware maintenance, software support and other products and services to end-user customers in the United States. This agreement names Avnet, Inc. as the distribution partner and is automatically renewed on a yearly basis. The total value of STI's purchases pursuant to this agreement was $51.8 million in 2007, $40.0 million in 2008 and $24.0 million in 2009; and

• Solutions Provider Agreement with Symantec Corporation:    Pursuant to a solutions provider agreement between STI and Symantec Corporation (all of STI's contracts with Veritas Software Global Corporation have been assigned to Symantec Corporation following Symantec's acquisition of Veritas Software Global Corporation), STI is a non-exclusive reseller of Symantec Corporation's products, professional services and first-year support, of which all product and support, except support renewals, are purchased through Avnet, Inc. This agreement is automatically renewed for a further 12 month period on April 1 of each year. The total value of STI's purchases pursuant to this agreement was $13.8 million in 2007, $15.4 million in 2008 and $14.6 million in 2009.

• Authorized Reseller Agreement with Network Appliance, Inc:  Pursuant to an agreement between STI and Network Appliance, Inc. (NetApp), STI markets and sells NetApp products and services, hardware support and software support to end-user customers in the United States.  This agreement names Avnet, Inc. as the distribution partner and is automatically renewed on a biennial basis.  The total value of STI’s purchases pursuant to this agreement was $5.7 million in 2007, $9.2 million in 2008 and $9.1 million in 2009.

Products and Services

We are a provider of IT infrastructure, data center solutions and related managed services to the growing small and medium size business market in the East, Southeast and select markets in the Western part of the United States. Our comprehensive suite of services and solutions are organized under the following two headings: data center services and solutions and IT infrastructure services and solutions.

Data Center Services and Solutions

Our suite of data center services and solutions includes the following:

Managed Services

Our high availability, secure data center facilities provide a comprehensive spectrum of co-location and hosting services for our clients' IT infrastructure.

We use industry standard best practices to ensure integration between the servers, applications and networks available to our customers, allowing us to monitor and manage their critical IT functions, using the following products:

• Monitoring and Alerting:    24 × 7 automated monitoring of all elements in the network and computing infrastructure. This service package monitors systems, network devices, databases, and critical services for warning, error and failure conditions.

• Patch and Change Management:    Management, tracking and deployment of software and security updates designed to minimize maintenance duration and maximize system availability. This service is provided as part of our Remote Systems Administration services.

• Managed Security Services and Consulting:    Security assessment and audit services, including: vulnerability scans, onsite consulting, managed intrusion detection, intrusion prevention and virtual private network services.

• Managed Firewall:    Provides customers with dedicated network security solutions. A properly configured firewall helps protect servers from unauthorized access and attacks.

• Managed Virtual Private Network:    Provides customers with a fully managed site-to-site virtual private network allowing them to securely access the data in their co-located servers from their offices.

• Remote System Administration:    Includes a wide spectrum of system administration services that address the daily administration activities required to maintain a stable server environment for our clients.

Managed Solutions

Our suite of managed services provide a single-source solution for all data center needs and enables our clients to utilize our specialized technical knowledge and benefit from reliable, uninterrupted services.

Our comprehensive suite of managed solutions for our customers' IT infrastructure needs are described as follows:

• Managed Archive Services (SAFETM):    Reliable, secure and automated data archival and e-discovery services based on Symantec Enterprise Vault delivered as a service.

• Remote Backup Service (RBS):   Reliable, secure and automated remote data backup and retrieval services.

• Virtual Business Continuity (VBC):   A solution that allows clients to replicate their data and server configurations to our secure, high-availability data center enabling rapid recovery of their entire data center to our virtual server farm in a matter or hours with no extra capital equipment required.

• Virtual Infrastructure Service (VIS):   Scalable, virtual compute, storage, and bandwidth infrastructure offered on a pay as you go basis.  This service is offered through an exclusive partnership with a third party “Cloud Computing” provider for whom we provide disaster recovery services.

Maintenance Manager

Our 24 x 7 staff offers multiple levels of support, from proactive, mission-critical service to basic, self-service maintenance. Our maintenance managers have an average industry experience of 12 years. Their experience across multiple technologies allows them to diagnose and resolve IT issues for our clients in a relatively quick and efficient manner. With engineers answering calls, customers can immediately engaged with knowledgeable resource personnel that are able to solve their problems as opposed to waiting for call backs. Our highly skilled team resolves approximately 95% of support cases in-house. When our personnel are unable to resolve a customer's IT issue and it is necessary to refer it the vendor, our team follows a well-defined call handling process and serves as the customer's advocate, leveraging our relationship with the customer and the vendor to ensure a rapid response. This "single source accountability" is highly regarded by our customers, as is evidenced by our 86% contract value renewal rate based on the twelve months ended February 28, 2010.

Our team of 11 Support Engineers, 2 Escalation Managers and 3 Service Managers who reside in our corporate headquarters and field offices, supports over 400 customers across diverse industries on a 24/ 7 basis. Our team handles an average of approximately 550 cases per month on technologies including Sun/Oracle Corporation, Symantec Corporation , NetApp, Inc., Hitachi Data Systems, Brocade,  Linux and Windows. We regularly receive the highest marks on audits from our vendors and satisfaction surveys from our customers.

 Managed Bandwidth

Our managed bandwidth services connect client equipment directly to a high-performance, extensively connected, reliable, multi-carrier network.

New Data Center Services and Solutions

We have recently launched, or will launch, an expanded offering of data center services and solutions, including the following products:

• Secure Archiving for the Enterprise (SAFETM) 2:     This version of our SAFE archiving service enables archiving of any kind of unstructured data (like documents, images, multi-media, and spreadsheets) to our remote secure, high-availability data center for safe keeping.  Files are indexed and immediately retrievable with no end user training or specialized software required at the user’s computer system.  This is an enhancement of our previous SAFE service which was focused on email archiving.  Additional features in SAFETM 2 include e-discovery support and journaling (guaranteed capture of messages).

• Software as a Service Platform:    We offer a solution that enables companies – primarily independent software vendors – to offer access to their software application to end users via the Internet. We currently intend to include the design, procurement, implementation, hosting, and management of the underlying infrastructure for a recurring fee, allowing our customers to focus on their core competency of software development while avoiding the capital expense otherwise required.

IT Infrastructure Services and Solutions

Our trained team of certified consultants enables us to quickly identify IT infrastructure challenges, improve business processes and produce comprehensive IT infrastructure services and solutions for our clients.

Consulting and Advisory Services

          We offer a variety of professional and consulting services, including the following:

•  IT Infrastructure Architecture Design and Installation:    We offer a comprehensive range of deployment services for complex IT architectures. All of our skilled consultants hold many of the highest vendor certifications required to design, install, and configure the latest solutions for virtualization, data protection, servers, software, and storage.

• Assessment, Consolidation and Disaster Recovery Planning:    Ensuring business continuity requires the ability to efficiently consolidate data as well as manage and replicate information in order to prevent downtime or loss of information. We have developed an assessment methodology focused on designing and delivering customized IT infrastructure solutions which deliver performance and cost benefits that meet our clients' IT planning needs.

• Regulatory Compliance Tools:    We offer a variety of IT infrastructure solutions which enable our clients to address their regulatory compliance requirements, including:

• Document Retention:    We offer email, file system and instant messaging archival solutions to enable businesses to electronically comply with their document retention policies; and

• Electronic Storage and Encryption:    We offer products that enable encryption of client data, whether transmitted over the network or stored on magnetic media, to prevent exposure of proprietary, client, or employee data.

• Information Technology Infrastructure Library, or ITIL:    ITIL is a framework of best practice approaches and methodology intended to facilitate the delivery of high quality IT services. ITIL outlines an extensive set of management procedures that are intended to support businesses in achieving both quality and value for their money in IT operations. Our staff includes one of the world's 400 ITIL masters, enabling us to be one of only four companies in North America to provide businesses with ITIL certification.

• Energy Efficiency:     In partnership with select companies, we provide energy efficiency consulting to our customers to enable our customers to reduce their data center energy costs and reduce the environmental impact of their data centers.  We have developed a suite of services to help our customers reduce spend on power, increase the lifespan of their data centers, and mitigate power and cooling issues in their data center facility.

• Virtualization:     We have a comprehensive set of services designed to help our customers realize the benefits of virtualization in their environments.  This is accomplished by providing services focused on assessing the current environment, deployment of virtualization technology, setting corporate IT strategy, building and implementing operational best practices, and providing capacity management solutions.

• Cloud Computing:      Many customers are struggling with how to utilize cloud technology to meet their business objectives.  Our cloud enablement services help customers determine the right mix of private, public and shared cloud technologies to meet financial goals, manage business risk, and focus on core business areas while providing innovative solutions that result in competitive market advantage.

• Project Management:     Our experience in delivering results oriented IT projects on time and on budget is the basis for our project management services.  Our project managers can provide everything from project oversight to full program management of IT initiatives.

• Data Center Relocations and Migrations:     We are uniquely positioned to assist our customers with a tried and proven process of planning and executing flawless data center relocations and migrations.  Our focus on upfront planning and mitigation leads to data center moves that in our customers words “are uneventful.”  Our experienced data center relocation experts manage all aspects of the move that includes planning, insurance, physical move, and final testing.

Hardware and Software Procurement and Provisioning

Our relationship with our vendors (see "Business Strengths – Established Relationships with Leading Industry Vendors") and our technical, sales and operations staff is an integral component of our hardware and software procurement process. Our strategic relationship with our vendors enables us to provide our clients with a comprehensive range of hardware and software products, including server, storage, network and virtualization technology. Our experienced technical, sales and operations staff employ a variety of configuration tools to determine hardware and software compatibility and deliver customized hardware and software products.

Competition

The market for IT infrastructure and data center services and solutions is highly fragmented. The industry includes small regional providers serving the small and medium size business market, notably in secondary markets such as Raleigh, Nashville, Birmingham and Richmond, and a limited number of national and multi-national providers that serve larger business clients notably in metropolitan markets such as Los Angeles, New York, San Francisco and Washington. Generally speaking, the small regional providers focus their services on the provision of physical space (hosting and co-location) and managed bandwidth with a limited offering of IT infrastructure and data center services and solutions. National and multi-national providers' generally either focused on hosting, co-location and managed services or on being full service IT infrastructure outsourcing providers.

Our current and potential competitors can be divided into 3 categories:

• national and international hosting, co-location and managed service providers;

• regional hosting providers; and

• national and international full service IT infrastructure outsourcing providers.

National and international hosting, co-location and managed service providers include companies such as Equinix Inc., SAVVIS, Inc., Terremark Worldwide, Inc. and FusionStorm. These companies provide physical space (hosting and co-location), managed bandwidth and network services, and to varying degrees, some data center related services such as system and network monitoring, security and data and system management. We generally do not compete with these providers because they operate principally in metropolitan markets targeting multi-national companies. In the limited instances where these providers have pre-existing business relationships with businesses in our target small and medium size business secondary markets, we differentiate ourselves by providing physical space (hosting and co-location) as well as a broader offering of IT infrastructure and data center services and solutions.

Regional hosting providers include companies such as Hosted Solutions Inc. and Peak 10 in North Carolina, C7 in Utah and ViaWest in Colorado. These companies have limited IT infrastructure and typically only provide physical space (hosting and co-location), managed bandwidth, network monitoring and security, and some managed services. These regional hosting providers generally do not possess, we believe, the technical knowledge or resources required for in-depth customer support and product development. These factors, in addition to our comprehensive breadth of IT infrastructure and data center service and product offerings will, we believe, enable us to effectively compete with the regional hosting providers.

National and international IT outsourcing providers include companies such as Electronic Data Systems Corporation and International Business Machines Corporation, or IBM. These companies provide IT infrastructure and data center services and solutions, including, application hosting, site management, IT professional and consulting services, technology design, co-location facilities and managed bandwidth. These companies generally target large multi-national companies with global IT sites and broad managed service needs in primary markets and generally do not focus on small and medium size businesses in secondary markets. We have, in limited cases, leveraged our core competencies in the data center, including designing, deploying and supporting mission-critical computing environments to service large multi-national customers in primary markets.  We also compete with mid sized companies such as DataLink and Agilysis that provide IT infrastructure and data center solutions.

Facilities

We have leased regional sales offices located in the following cities: (a) Atlanta, GA; (b) Birmingham, AL; (c) Charlotte, NC; (d) Ft. Lauderdale, FL; (e) Greenville, SC; (f) Nashville, TN; (g) Salt Lake City, UT; and (h) Rockville, MD.

History of Consonus

We were incorporated on October 13, 2006 under the laws of the State of Delaware. CAC was incorporated on March 31, 2005 under the laws of the State of Delaware by its majority stockholder, KLI, a private equity firm based in New York City.

       On May 2, 2005, CAC merged with Gazelle Technologies, Inc. As a part of this merger transaction, Gazelle Technologies, Inc., a company engaged in software development for the utility sector, exchanged its assets for stock in CAC. Prior to this merger transaction, Gazelle Technologies, Inc. sold 15,000,000 convertible preferred shares of its capital stock to American Marketing Complex, Inc., or AMC, in exchange for AMC credits to purchase AMC merchandise and services. Upon the consummation of this merger transaction, AMC became the holder of 15,000,000 shares of series B convertible preferred stock of CAC and CAC acquired the AMC credits. Prior to the closing of the STI Merger, AMC's 15,000,000 shares of series B convertible preferred stock of CAC were exchanged for 1.77 shares of common stock of CAC. At the closing of the STI Merger, AMC's 1.77 shares of common stock of CAC were converted into 65,066 shares of our common stock.

       On May 31, 2005, CAC acquired all of the assets of Consonus, Inc. from Questar InfoComm, Inc. Total consideration paid by CAC was approximately $18.4 million consisting of $13.0 million paid in cash at closing, $3.7 million in notes payable to Questar InfoComm, Inc., and $1.7 million in deal and closing costs. The cash portion was partially funded through a secured credit accommodation entered into between CAC and U.S. Bank dated May 31, 2005. From 1996 until CAC's acquisition, Consonus, Inc. had been engaged in the business of designing, building and operating data centers, IT networks and web-enabled application delivery systems.

       On October 18, 2006, we agreed to acquire all of the issued and outstanding shares of capital stock of CAC and STI and to assume all unvested grants of common stock of CAC and all outstanding options and warrant to purchase STI common stock, pursuant to an agreement and plan of merger and reorganization by and among STI, CAC, CAC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, STI Merger Sub, Inc., a North Carolina corporation and a wholly owned subsidiary of the Company, KLI, as the CAC stockholders' agent and Irvin J. Miglietta as the STI stockholders' agent, which is referred to in this prospectus as the Merger Agreement. This merger transaction is referred to in this prospectus as the STI Merger.

       On the closing of the STI Merger, which occurred on January 22, 2007, CAC and STI became our direct wholly owned subsidiaries. STI was incorporated on August 31, 1988 under the laws of the State of North Carolina. Since then, STI has established itself as a managed services and IT infrastructure services and solutions provider for small and medium sized businesses. STI has grown organically and through the acquisitions of Path Tech Software Solutions, Inc. in February 22, 2000, and Allied Group, Inc. on October 17, 2001.

       The STI Merger was accounted for using the purchase method of accounting. For financial reporting purposes, we were deemed the acquiror of STI. The aggregate purchase consideration was approximately $12.2 million plus the assumption of $29.5 million of STI debt for the acquisition of STI.

       On November 19, 2007, we agreed to convey certain IT training services classes and customer records to eXceed Education effective as of November 26, 2007. As part of our IT training services, the Company provided technical training for certain hardware and software solutions to our customers. There was no consideration paid as part of this transaction.

Employees of Consonus

As of December 1, 2010 , we had  102 full-time employees including 38 employees in sales, technical sales and marketing;  31  employees in business operations, finance and corporate administration; 12  employees in consulting and advisory services; and  21 employees in managed services, and customer care delivery operations of Consonus. No union represents any employees in their employment relationship with us.

MANAGEMENT AND BOARD OF DIRECTORS

We have a classified board of directors. See "Board Composition." Class I directors initially serve until the 2010 annual meeting of stockholders, Class II directors until the 2011 annual meeting of stockholders and Class III directors until the 2012 annual meeting of stockholders. Our officers are appointed by the board of directors and serve at the discretion of the board of directors.

The table and information that follow sets forth the names, age, positions held with us, of our directors and executive officers, the year in which the person became a director.

Name	Age	Position	Director Since
Nana Baffour	38	Executive Chairman of the Board of Directors.	October 2006 (Class III)
Robert McCarthy	46	President	n/a
Daniel S. Milburn	44	Senior Vice-President and Chief Operating Officer of Hosting and Infrastructure Services	n/a
Karen S. Bertaux	47	Vice President, Chief Financial Officer and Secretary	n/a
Justin Beckett	47	Director	October 2006 (Class I)
Johnson M. Kachidza	44	Director	January 2007 (Class I)
Hank Torbert	38	Director	April 2010 (Class II)
Andre Brosseau	48	Director	June 2010 (Class II)
Michael G. Shook	64	Director	December 2006 (Class III)
William M. Shook	50	Director	October 2006 (Class II)

Executive Officers and Non-Executive Directors

The following are profiles of our executive officers and non-executive directors, as well as a description of each individual's principal occupation within the past five years.

Nana Baffour

Mr. Baffour, has served on our board of directors since October 13, 2006 and has served as our Chairman of our board since December 15, 2006. Mr. Baffour, serve as President and a Director of Midas Medici since May 2009. On July 16, 2009, Mr. Baffour was appointed as CEO and Co-Executive Chairman of Midas Medici. Since 2004, Mr. Baffour has been a Managing Principal and Co-Founder of Knox Lawrence International, LLC (“KLI”) an energy services investment company that has completed over $600 million in acquisitions to date. He has led acquisitions, integrations, and held operating roles including executive chairman, president, and CEO for different energy services companies during his tenure at KLI. Mr. Baffour currently serves as Board Member of Dearborn Mid-West Conveyor Co. and Utilipoint International as well as Chair of the Advisory Board of the University of Utah Opportunity Scholars Program.

From 2000 to 2004, Mr. Baffour was an investment banker at Credit Suisse First Boston in Europe and the US, where he was directly involved in billions of dollars of M&A and financing transactions for utilities, including clean energy companies and did the first capital markets wind financing transaction. Mr. Baffour started his career in finance as a Credit Analyst for CIT Group from 1996 to 1998 and was an equity portfolio analyst at Standard and Poor’s from 1998 to 2000. Mr. Baffour received his MBA from New York University’s Stern School of Business, a Master of Science in Economics from University of North Carolina at Charlotte and a Bachelor of Arts Degree in Economics from Lawrence University. Mr. Baffour is a Chartered Financial Analyst.

Robert McCarthy

Robert F. McCarthy has served as our President since June 2010 and our Co-President since October, 2009. Mr. McCarthy was our Executive Vice-President of Sales and Marketing from  May, 2008 through September, 2009. He served as the President, CEO, and board member of Ring 9, Inc., a provider of voice over IP and business collaboration services, from 2006 to May 2008. From 2004 until 2006 he served as Vice President for the Florida and Caribbean markets for CA, Inc. (formerly Computer Associates), leading a sales organization serving enterprise business customers. Prior to CA he had a 16 year career at AT&T, where he held a variety of positions in sales, marketing, and operations, most recently as a Sales Center Vice President in Florida. Mr. McCarthy holds a bachelors degree and masters in electrical engineering, as well as an MBA, all from Cornell University. He has attended executive education at Stanford University.

Daniel S. Milburn

          Daniel S. Milburn has served as our Senior Vice-President and Chief Operating Officer of Hosting and Infrastructure Services since January 22, 2007. Mr. Milburn previously served as the Chief Operating Officer of CAC since June 2005. Mr. Milburn also served as the Director of Operations and the Director of Information Technology & Security for Consonus, Inc. from 2001 to 2005, served as the Director of Information Technology for Vision International from 1996 to 2001 and was a network integration systems consultant for Norstan Communications Inc. from 1994 to 1996. Mr. Milburn has over twenty years of experience in information technology risk management, complex network design and security, and systems architecture. Mr. Milburn has a Bachelor of Science degree from Arizona State University and has been a Certified Information Systems Security Professional (CISSP) since 2002 and served as the President of the Utah Chapter of the Information Systems Security Association (ISSA) in 2006.

  Karen S. Bertaux

Karen S. Bertaux has served as our Vice President, Chief Financial Officer and Secretary since December 2008.  Prior to this role, Ms. Bertaux served as our Vice President of Business Operations, Mergers and Acquisitions, Human Resources and Investor Relations since January 22, 2007, and effective as of November 2007, Ms. Bertaux has served as our Vice President of Mergers and Acquisitions, Investor Relations and Shared Services. Prior to the merger of Consonus and Strategic Technologies, Inc in January 2007, Ms. Bertaux served as the Chief Financial Officer of Strategic Technologies, Inc since 2003, where she directed numerous support groups including finance and accounting, operations, human resources, contract administration and information technology. Ms. Bertaux also served as Vice-President of Finance and Controller of BuildNet, Inc. from 1996 to 2003. Ms. Bertaux is a Certified Public Accountant and has over twenty- four years of extensive experience in finance and operations, of which twenty years were in the technology industry. Ms. Bertaux has a Bachelor of Science degree in Accounting from Frostburg State University in Maryland and is currently a member of the North Carolina Association of Certified Public Accountants.

       Our officers are elected by our board of directors and serve until their successors have been duly elected and qualified or until their earlier resignation or removal.

Non-Executive Directors

Justin Beckett

Justin Beckett has served on our board of directors since October 13, 2006. Mr. Beckett is the Founder of BTV247, Inc. a company which develops online video communities and he has served as Chief Executive Officer of the company since 2008. He is also the Founder and former Chief Executive Officer of Fluid Music, Inc., an Internet based music services company which he founded in 2004. Mr. Beckett has over twenty years of entrepreneurial experience and has focused exclusively on developing Internet-based consumer product applications since 2000. Mr. Beckett's recent initiatives include the founding and sale of SkillJam Technologies Corporation to FUN Technologies in 2004 and the founding and sale of Music Gaming Inc. to Intermix Media/MySpace Inc. in 2001. He serves on the board of directors of Fluid Music (TSX:FMN), Aptilon (TSX:APT), GNO Health Care, 7 Touch Group, and Loyalty Play Holdings. He is    also a Partner in the Social Slingshot Fund. Mr. Beckett was previously an  Executive Vice-President of Sloan Financial Group, an investment management firm from 1986 to 2000. Mr. Beckett has a Bachelor of Arts degree from Duke University.

 Johnson M. Kachidza

Mr. Kachidza, has served on our board of directors since January 22, 2007. Mr. Kachidza was appointed to serve as Secretary of Midas Medici and a Director in May 2009. On July 16, 2009, Mr. Kachidza was appointed as President and Co-Executive Chairman. Effective November 2, 2009, Mr. Kachidza was appointed as the Chief Financial Officer of Midas Medici. Since 2002, Mr. Kachidza has been a Managing Principal and Co-Founder of Knox Lawrence International, LLC (“KLI”), an energy services investment company that has completed over $600 million in acquisitions to date. He is currently a Board Member of Dearborn Midwest Conveyor Co., Inc., a provider of pollution control systems to the power and automotive industries. During his tenure at KLI, Mr. Kachidza co-founded Consonus Technologies, Inc. in 2005 and has led acquisitions, integrations, and held operating positions, including Executive Chairman, President, and CEO for different energy services companies. Mr. Kachidza currently serves as a board member of Consonus Technologies, Utilipoint International and Transactis, Inc. He is also on the Board of Directors of Shared Interest, a non-profit organization focused on micro-lending.

From 1997 to 2001, Mr. Kachidza was an investment banker at Merrill Lynch and JP Morgan Chase, where he was directly involved in billions of dollars of M&A and debt and equity financing transactions in the energy sector. Mr. Kachidza began his career as a project engineer at General Electric from 1991 to 1995 and holds US patent #5686795 for an innovative fluorescent lamp design. Mr. Kachidza received his MBA from University of Chicago Booth School of Business, a Master of Science in Materials Engineering from University of Illinois at Urbana-Champaign and a Bachelor of Arts Degree in Chemistry from Knox College.

Andre Brosseau

Andre Brosseau has served on our board of directors since June, 2010.  Mr. Brosseau, age 48, was the President and Head of Capital Markets for Blackmont Capital Inc. having joined in October 2007. Andre was most recently Deputy Chairman and President of Loewen, Ondaatje, McCutcheon. Prior to LOM, Andre spent 12 years at CIBC World Markets and was Managing Director, Co-Head of Global Cash Equities. Andre received a Masters Degree in Political Science from University de Montreal in 1987. Andre sits on the Board of Aptilon Corporation since 2006, on the Board of KTV Inc. since 2006 and is also Chairman of the Board of The Company Theatre a non-profit organization since 2005.

Hank Torbert

Hank Torbert has served on the board of directors of Consonus since April 2010. Mr. Torbert founded Avondale Ventures LLC in 2006 and has over 15 years of experience in private equity, advisory, investment banking, and the development of small and middle market media, technology and communications companies.

From 2004 to 2006, Mr. Torbert served as Executive Vice President and Chief Operating Officer of Broadcast Capital, a media-focused private equity firm with a 25 year history. From 1999 to 2004, Mr. Torbert was an investment banker at JPMorgan Chase. He served as a Vice President of the Financial Sponsor Group, Middle Market Banking, at JPMorgan Chase Bank, where he was a member of a four-person team that covered the firm's top-tier middle market private equity clients. He was responsible for completing over $100 billion in transactions in the media and telecommunications industry as a senior associate in the Equity Capital Markets Group, at JPMorgan Securities. Mr. Torbert also has also held positions at AIG Capital Partners and New Africa Advisers. Mr. Torbert has played an integral role in the launch and IPO of Fluid Music, Inc., an internet-based music services company, and several other companies. He is on the advisory boards of Celeritas Management and Tunaverse, Inc. Mr. Torbert is also currently on the Board of Directors of The Taft School, Strive DC and the Medstar Research Institute. He received his undergraduate degree, an MBA and a Masters of International Affairs from Columbia University.

Michael G. Shook

Michael G. Shook has served as one of our directors since December 15, 2006 and as Chief Executive Officer from December 2006 through September 2009. Mr. Shook founded STI in 1988 where he previously served as the President, Chief Executive Officer and Chairman of the board of directors. In 1997, Mr. Shook was awarded Carolina's Entrepreneur of the Year by Ernst & Young, the National Association of Securities Dealers Automated Quotation System and USA Today. Mr. Shook served as the Vice-President of Marketing and Sales and was a member of the Board of Directors of Rise Technology from 1984 to 1988. Mr. Shook also served as the Vice-President of Sales for Bedford Computer Corporation from 1982 to 1984. Mr. Shook has a Bachelor of Science degree from the University of the State of New York and he also attended the University of North Texas.

William M. Shook

William M. Shook has served has served on our board of directors since October 13, 2006 and as our Executive Vice-President of Channels and Alliances from May, 2008 through September 2009.Mr. Shook has also served as our Executive Vice-President of Sales and Marketing from January 22, 2007 to April 1, 2007 and from September 2007 to May 2008. He also served as our interim Executive Vice-President of Solutions Consulting and Delivery from April 1, 2007 to August, 2007. Mr. Shook previously served as the Executive Vice-President of Sales and Marketing at STI since 1990. During his tenure at STI, Mr. Shook was responsible for overall product direction, sales force architecture and team-selling models. Mr. Shook also served as the Director of Sales for MEI Software Systems from 1988 to 1990. Mr. Shook has over twenty years of extensive experience in the sales and marketing of high technology products and services as well as the management of their deployment. Mr. Shook graduated from James Madison University with a degree in business administration. He has participated on the National Advisory Councils for Symantec Corporation, BMC Software Inc. and NetApp, Inc. He is also a board member of the Society of Information Managers North Carolina Chapter and leads panels for the Council for Entrepreneurial Development's executive briefings and InfoTech roundtables.

Involvement in Certain Legal Proceedings

Except for the foregoing, to our knowledge, during the past ten years, none of our directors, executive officers, promoters, control persons, or nominees has been:

·
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

·	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
·
subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or any Federal or State authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

·	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.
·
the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (a) any Federal or State securities or commodities law or regulation; (b) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (c) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

·
the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Conflicts of Interest

To the best of our knowledge, there are no known existing or potential conflicts of interest among the Company, its directors, or officers as a result of their outside business interests except that certain of our non-executive directors serve as directors of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as directors of such other companies other than the related party matters discussed in “ Interests of Consonus Directors and Executive Officers in the merger”.

Board Composition

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that our board of directors consist of one or more members, the number to be determined from time to time by resolution of the board of directors. Our amended and restated certificate of incorporation provides that the board of directors be divided into three classes, as nearly equal in number as possible, designated as Class I, Class II and Class III. Class I directors initially serve until the 2010 annual meeting of stockholders, Class II until the 2011 annual meeting of stockholders, and Class III until the 2012 annual meeting of stockholders. Commencing with the first annual meeting of stockholders following the closing of this offering, directors from each designated class will be elected to hold office for a three year term or until the election and qualification of their respective successors in office. This classification of the board of directors may delay or prevent a change in control of our Company or our management. See "Description of Capital Stock – Delaware Anti-Takeover Law and Certain Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws."

Our board of directors consists of 7 directors, appointed from each designated class which is as follows: Class I directors are Justin Beckett and Johnson M. Kachidza; Class II directors are Andre Brosseau, Hank Torbert and Will Shook; and Class III directors are Nana Baffour and Mike Shook. Directors may be removed only for cause. Any newly created directorship resulting from an increase in the number of directors or any vacancy resulting from death, resignation or other cause, is required to be filled by the affirmative vote of a majority of the remaining directors, although less than a quorum, at any meeting of the board of directors, subject to the applicable provisions of the Delaware General Corporation Law. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as that of his or her predecessor.

Board Committees

Our board of directors has appointed an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee
The Audit Committee consists of Hank Torbert (Chairman) and an additional director to be appointed. The Audit Committee is responsible for, among other things:

• selecting and hiring our independent auditors, and approving the audit and pre-approving any non-audit services to be performed by our independent auditors;
• evaluating the qualifications, performance and independence of our independent auditors;
• monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
• reviewing the adequacy and effectiveness of our internal control policies and procedures; and
• acting as our qualified legal compliance committee.

Compensation Committee

The Compensation Committee consists of Messrs. Justin Beckett (Chairman) and Johnson Kachidza. The Compensation Committee is responsible for, among other things:

·
reviewing and approving our Chief Executive Officer's and other executive officers': annual base salaries; incentive compensation plans, including the specific goals and amounts; equity compensation; employment agreements; severance arrangements and change in control agreements; and any other benefits, compensation or arrangements; and

·	administering our equity compensation plans.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee consists of Mr. Justin Beckett and an additional director to be appointed.  The Corporate Governance and Nominating Committee is responsible for, among other things:

• assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;
• developing and recommending governance principles applicable to our board of directors;
• overseeing the evaluation of our board of directors and management; and
• recommending potential members for each board committee to our board of directors.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past. CTI, STI and CAC did not have a compensation committee (or other board committee performing equivalent functions) in 2006. In 2006 prior to the STI Merger, Michael G. Shook participated in deliberations of the board of directors of STI concerning executive officer compensation. In 2006 prior to the STI Merger, KLI, the principal stockholder of CAC, determined executive officer compensation for CAC. No other officers of STI or CAC participated in deliberations concerning executive officer compensation.

EXECUTIVE COMPENSATION

The following table provides certain summary information concerning compensation paid or accrued by Consonus to or on behalf of Consonus’ executive officers for the fiscal years ended December 31, 2009 and December 31, 2008.

SUMMARY COMPENSATION TABLE

Name and Principle Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Incentive Plan compensation ($)	Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Nana Baffour Executive	2009	37,500	0	0	0	0	0	0		37,500
Chairman (1)	2008	0	0	0	0	0	0	0		0

Robert McCarthy	2009	200,000	93,870	0	0	0	0	8,941	a,b,c	302,811
President (2)	2008	116,666	75,533	0	0	0	0	5,122	b,d	197,321

Karen Bertaux	2009	175,000	77,940	0	0	0	0	581	a,c	253,521
CFO	2008	175,000	106,003	82,080	0	0	0	389	a	363,472

Daniel Milburn	2009	175,000	42,182	0	0	0	0	8,205	a	255,387
EVP, Managed Services	2008	175,000	98,340	82,080	0	0	0	8,406	a	363,826

John Roger Co-	2009	192,500	121,591	0	0	0	0	7,678	b,c	321,769
President (3)	2008	185,000	75,000	132,591	0	0	0	7,692	b	400,283

Michael Bucheit	2009	175,000	87,813	0	0	0	0	6,440	b,c	269,253
SVP, Corporate Strategy (3)	2008	160,416	0	0	0	0	0	5,821	b	166,237

(1)         Mr. Baffour was appointed Executive Chairman on October 15, 2009.
(2)         Mr. McCarthy was appointed as Co-President on October 1, 2009 and as President on June 28, 2010.
(3)         Mr. Roger and Mr. Bucheit's employment with CTI terminated as of July 1, 2010.

All Other Compensation Codes:
a - 401(k) employer contribution or match
b - car allowance
c - HSA employer contribution
d - relocation

Consonus - Certain Relationships and Related Transactions

I.           Consonus has entered into the following transactions with KLI. KLI owns 1,645,017 shares representing 50.5% of the outstanding common stock of Consonus, and affiliates of KLI own additional 175,000 shares, which together with KLI’s shares, represent 55.9% of the outstanding common stock of Consonus. Nana Baffour, the CEO and Co-Executive Chairman of Midas Medici and Johnson M. Kachidza, President, CFO and Co-Executive Chairman of Midas Medici are each managing principals of KLI. In addition, Messrs. Baffour and Kachidza are members of the Board of Directors of Consonus and Mr. Baffour is the Executive Chairman of Consonus.

Consonus recognized expenses for services provided by KLI for each of the years ended December 31, 2009 and 2008 of approximately $250,000.

On September 24, 2008, Consonus Acquisition Company ("CAC") issued a Secured Promissory Note to KLI. Under the terms of the note, CAC may borrow up to a maximum of $2,500,000, of which it has borrowed $1,623,485. The balance of the available funds may be used to support CAC's operating and debt servicing obligations. In connection with the issuance of the note, CAC entered into a security agreement with KLI and subordination and standstill agreement with KLI, U.S. Bank National Association and Proficio Bank, each dated as of September 24, 2008. The note is collateralized by all assets of CAC and is subordinate to the term loans with U.S. Bank. The note bears interest at the "applicable LIBOR rate" plus 12.5% (12.74% at December

31, 2009). At December 31, 2009, there is approximately $298,000 in accrued interest on the balance sheet as well as approximately $231,000 in interest expense for the year ended December 31, 2009 related to the note. Interest expense for 2008 on the KLI note was $67,000 and it was also in accrued liabilities at December 31, 2008.

II.           Consonus entered into Confidential Settlement Agreements and Releases with its former CEO and the former Senior Vice-President of Channels on September 4, 2009 and September 9, 2009, respectively.  The agreements outline terms of their separation which was effective October 9, 2009.  The CEO will receive monthly payments through February 2011 and the Senior Vice-President of Channels will receive payments until October 8, 2010. Both parties are entitled to insurance and automobile allowances for the periods of time as defined in the individual separation agreements.  Consonus incurred approximately $676,000 in separation expense related to these agreements which is reflected in the selling, general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2009. Both are shareholders of Consonus and serve as members of the Board of Directors. Their Directorships will continue through the term of their respective appointments.

CONSONUS’ SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data as of the dates and for the dates periods indicated. The selected historical consolidated financial data as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of and for the years ended December 31, 2009 and  2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected unaudited financial data as of and for the year ended December 31, 2007 has been reclassified to conform to current year presentation for comparative purposes. The 2007 unaudited reclassification primarily relates to the presentation of CAC’s discontinued operations. Our historical results are not necessarily indicative of future performance or results of operations. You should read the information presented below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

All financial data presented in thousands, except per share amounts.

CONSONUS TECHNOLOGIES, INC.
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,		For the Years Ended December 31,
	2010	2009	2010	2009	2009	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)			(unaudited)
Revenues:
Data center services and solutions	$7,842	$7,974	$23,281	$25,429	$33,833	$34,785	$25,055
IT infrastructure services	1,003	858	2,766	3,025	3,839	10,042	10,713
IT infrastructure solutions	2,876	8,661	12,502	27,003	33,231	51,532	54,573

Total revenues	11,721	17,493	38,549	55,457	70,903	96,359	90,341

Cost of revenues:
Costs of data center services and solutions	5,143	5,185	15,372	16,745	22,038	23,505	17,789
Costs of IT infrastructure services	664	665	1,888	2,278	2,843	6,845	7,120
Costs of IT infrastructure solutions	2,479	7,106	9,904	21,536	26,314	41,609	44,526

Total cost of revenues	8,286	12,956	27,164	40,559	51,195	71,959	69,435

Gross profit	3,435	4,537	11,385	14,898	19,708	24,400	20,906

Operating Expenses:
Selling, general and administrative expenses	3,868	4,934	13,851	16,117	21,069	25,621	21,776
Depreciation and amortization expense	817	808	2,485	2,408	3,207	3,027	2,375
Write-off of previously capitalized offering costs and financing fees	-	-	-	-	-	8,086	-
Impairment loss - Goodwill	-	-	16,261	-	-	-	-

Total expenses	4,685	5,742	32,597	18,525	24,276	36,734	24,151

Loss from continuing operations	(1,250)	(1,205)	(21,212)	(3,627)	(4,568)	(12,334)	(3,245)

Other income (expenses):
Interest expense	(634)	(549)	(1,733)	(1,555)	(2,091)	(2,262)	(2,608)
Interest expense - warrants	-	-	-	-	(993)	-	-
Loss from continuing operations before income taxes	(1,884)	(1,754)	(22,945)	(5,182)	(7,652)	(14,596)	(5,853)

Income tax expense (benefit)	(28)	-	(28)	4	3	(335)	141

Loss from continuing operations	(1,856)	(1,754)	(22,917)	(5,186)	(7,655)	(14,261)	(5,712)

Discontinued Operations	643	1,154	2,343	3,707	4,239	3,194	763

Net loss	$(1,213)	$(600)	$(20,574)	$(1,479)	$(3,416)	$(11,067)	$(4,949)

Loss per common share - basic and diluted:
Loss per share from continuing operations	$(0.58)	$(0.56)	$(7.19)	$(1.64)	$(2.42)	$(4.73)	$(2.06)
Income per share from discontinued operations	0.20	0.37	0.73	1.17	1.34	1.06	0.28
Loss per share	$(0.38)	$(0.19)	$(6.46)	$(0.47)	$(1.08)	$(3.67)	$(1.78)
Weighted average number of common shares outstanding - basic and diluted	3,202,402	3,152,064	3,187,093	3,155,108	3,159,078	3,015,963	2,774,733

EBITDA from continuing operations (*)	$(433)	$(397)	$(18,727)	$(1,219)	$(1,361)	$(9,307)	$(588)

ADJUSTED EBITDA from continuing operations (*)	$(344)	$(186)	$(2,058)	$(482)	$414	$1,082	$3,150

			As of September 30,		As of December 31,
			2010		2009	2008	2007
			(unaudited)				(unaudited)
Balance Sheet Data:
Cash and cash equivalents			$506		$501	$756	$982
Working capital deficiency			(37,340)		(16,139)	(14,270)	(9,537)
Total assets			54,271		82,956	87,724	100,971
Stockholder's equity (deficit)			$(20,753)		$(317)	$1,450	$11,309

(*)  EBITDA AND ADJUSTED EBITDA:

We define Adjusted EBITDA as operating income (loss) before interest, taxes, depreciation and amortization expenses, excluding non-cash stock-based compensation expense, non-cash gains or losses related to the fair value of derivative liabilities, deferred revenue adjustments in a business combination, write-off of public offering costs and severance expense.   We use Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our business, develop forecasts and measure our performance against those forecasts.

We believe that analysts and investors use Adjusted EBITDA as a supplementary measure to evaluate a company’s overall operating performance. However, Adjusted EBITDA has material limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation, or as a substitute for analysis of our results as reported under GAAP. We believe that, with a full understanding of its limitations, adjusted EBITDA provides useful information regarding how our management views our business. In addition, it allows analysts, investors and other interested parties in the technology and energy consulting industries to facilitate company comparisons because it eliminates many differences caused by variations in capital structures (affecting interest expense), taxation, the life-cycle stage and “book basis” depreciation expense of facilities and equipment, as well as non- operating and one-time charges to earnings.

Adjusted EBITDA may not be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments. Our calculation of Adjusted EBITDA is not directly comparable to EBIT (earnings before interest and taxes) or EBITDA. In addition, Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; changes in, or cash requirements for, our working capital needs; our interest expense, or the cash requirements necessary to service interest or principal payments our outstanding debt; any cash requirements for the replacement of assets being depreciated or amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges; and the fact that other companies in our industry may calculate adjusted EBITDA differently than we do which limits its usefulness as a comparative measure. Adjusted EBITDA is not intended to replace operating income, net income and other measures of financial performance reported in accordance with GAAP. Rather, Adjusted EBITDA is a measure of operating performance that you may consider in addition to those measures. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA as a supplementary measure.

The Company believes excluding severance, separation settlement expenses, and write-offs of previously capitalized offering costs and financing fees, as well as the non-cash charges for stock-based compensation, fair value adjustments, and acquisition-related adjustment to deferred revenue, Adjusted EBITDA allows for a better assessment of its normalized internal operations and comparisons to industry performance.

Set forth below is a reconciliation of net (loss) income to EBITDA to Adjusted EBITDA from continuing operations  for the periods presented:

Non-Gaap Measures - EBITDA and Adjusted EBITDA	Three Months Ended September 30,		Nine Months Ended September 30,		For the Years Ended December 31,
	2010	2009	2010	2009	2009	2008	2007

Reconciliation of net loss from continuing operations to EBITDA to adjusted EBITDA
Net Loss from continuing operations	$(1,856)	$(1,754)	$(22,917)	$(5,186)	$(7,655)	$(14,261)	$(5,712)
Interest expense from continuing operations	634	549	1,733	1,555	2,091	2,262	2,608
Interest expense and warrants					993
Provision for income taxes (benefit) from continuing operations	(28)	-	(28)	4	3	(335)	141
Depreciation and amortization from continuing operations	817	808	2,485	2,408	3,207	3,027	2,375
EBITDA from continuing operations	(433)	(397)	(18,727)	(1,219)	(1,361)	(9,307)	(588)
Impact of deferred revenue and support fair value adjustment	2	17	8	99	108	373	2,118
Stock based and other compensation	87	194	167	383	727	1,930	1,620
Non-recurring severance and separation settlement expenses					940	-	-
Impairment loss - Goodwill	-	-	16,261	-	-	-	-
Signing bonus	-	-	-	255	-	-	-
Merger and refinancing costs	-	-	233	-	-	-	-
Write-off of previously capitalized offering costs and financing fees	-	-	-	-	-	8,086	-
Adjusted EBITDA from continuing operations	$(344)	$(186)	$(2,058)	$(482)	$414	$1,082	$3,150

CONSONUS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion of Consonus’ financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in Consonus’ operations, development efforts and business environment, the other risks and uncertainties described in the section entitled “Risk Factors” in this joint proxy statement/prospectus and the other risks and uncertainties described elsewhere in this joint proxy statement/prospectus. All forward-looking statements included in this joint proxy statement/prospectus are based on information available to Consonus as of the date hereof, and Consonus assumes no obligation to update any such forward-looking statement.

References to “we”, “us”, “our” or similar terminology in  this section refer to Consonus.

Overview

Consonus is incorporated in the State of Delaware and was formed in connection with the merger of Consonus Acquisition Corporation (CAC) and Strategic Technologies, Inc. (STI) on January 22, 2007. Consonus is a provider of IT infrastructure, data center solutions and related managed services to the growing small and medium size business market in the East, Southeast and select markets in the Western part of the United States. Consonus owns two facilities in Utah and leases one facility in Utah. In addition, Consonus has partnership agreements with data centers in 13 other states in the United States and Toronto, Canada. Its ability to offer a comprehensive suite of related IT infrastructure services gives Consonus the ability to offer its customers customized solutions to address their critical needs of data center availability, data manageability, disaster recovery and data consolidation as well as a variety of other related managed services.

Consonus’ data center related services and solutions primarily enable business continuity, back-up and recovery, capacity-on-demand, regulatory compliance (such as email archiving), virtualization, data center best practice methodologies and software as a service. Additionally, it provides managed hosting, maintenance and support for all of its solutions, as well as related professional and consulting services.

Consonus’ merger has significantly expanded its breadth of offerings and geographic footprint. Today, it’s large and diverse customer base consists of over 650 active customers in 35 states in the United States. With several customers in each of the industries it serves, including financial services, government, manufacturing, pharmaceutical, telecommunications, technology, education, utilities, healthcare and consumer goods, Consonus has a well-diversified revenue base with no one customer exceeding 6 % of its consolidated revenue for the year ended December 31, 2009.

The Company’s Data Center Solutions and Services is based on a recurring revenue model which includes colocation, hosting, bandwidth, support contracts and managed services. Our customers are generally billed on a fixed and recurring basis each month for the duration of their contract for hosting, managed services and bandwidth, which is generally one to three years in length. Support contracts are generally billed for one year increments at the start date of the contract each year and the revenue is recognized ratably over the length of the contract.  The Company reviews several factors when it analyzes its data center services business. Specifically, we look at data center capacity from both a space utilization and a power utilization standpoint. In addition, the Company analyzes the churn of its customers as well as growth from existing and new customers.

The Company’s  IT Infrastructure Solutions is based on the resale of hardware and software  with IT Infrastructure Services representing the Company’s  consulting and advisory services.  These revenues are generally non-recurring in nature with revenue recognized upon the delivery of the products or services. Due to the non-recurring nature of these revenues, the Company experiences fluctuations in the buying trends of its customers, especially during a difficult economic environment.  Recent economic softening in the IT market as well as a specific decline in the resale of products of one manufacturer has led to a decline in IT Infrastructure revenues for both the three and nine months ended September 30, 2010 in comparison to the same period in 2009 and the years ended December 31, 2009 in comparison to 2008.  In 2009, the Company added another product manufacturer to augment its delivery profile and expects to see new revenues in 2010 of this manufacturer’s products.

On October 1, 2010, the Company executed the sale of its Utah based data center assets. The selected consolidated historical financial data includes the results of operations for the Utah based data center assets. Accordingly, the financial position and results of operations related to these assets have been classified as assets held for the sale and discontinued operations, respectively.

Consonus is headquartered in Cary, North Carolina with eight additional regional offices.

Sources of Revenue

Consonus derives revenues from data center services and IT infrastructure solutions and services. Data center services are comprised of hosting, bandwidth, managed infrastructure, managed services and maintenance support services. IT infrastructure solutions and services include the resale of hardware and software, along with consulting, integration and training services. Consonus recognizes revenue when all of the following conditions are satisfied: there is persuasive evidence of an arrangement; delivery has occurred; the collection of fees is probable; and the amount of fees to be paid by the customer is fixed or determinable. Delivery does not occur until products have been shipped or services have been provided and risk of loss has transferred to the client.

When Consonus provides a combination of the above referenced products or services to its customers, recognition of revenues for the hardware and related maintenance services component is evaluated to determine if any software included in the arrangement is not essential to the functionality of the hardware based on accounting guidance related to "Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software" Hardware and related elements qualify for separation when the services have value on a stand-alone basis, objective and verifiable evidence of fair value of the separate elements exists and, in arrangements that include a general right of refund relative to the delivered element, performance of the undelivered element is considered probable and substantially in its control. Fair value is determined principally by reference to relevant third-party evidence of fair value. Such third-party information is readily available since Consonus primarily resells products offered by its vendors. The application of the appropriate accounting guidance to Consonus' sales requires judgment and is dependent upon the specific transaction. Consonus recognizes revenues from the sale of hardware products at the time of sale provided the revenue recognition criteria are met and any undelivered elements qualify for separation.

In arrangements that include multiple elements, including software licenses, maintenance and/or professional services, Consonus allocates and defers revenue for the undelivered items based on vendor specific objective evidence (VSOE) of fair value for the undelivered elements, and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue. VSOE of fair value for each undelivered element is based on the price for which the undelivered element is sold separately. Consonus determines the fair value of the undelivered elements based on historical evidence of stand-alone sales of these elements to third parties. When VSOE does not exist for undelivered items such as maintenance and professional services, then the entire arrangement fee is recognized ratably over the performance period.

Maintenance contract revenue is deferred and recognized ratably over the contractual period. The deferred revenue consists primarily of the unamortized balance of product maintenance. Occasionally, Consonus resells maintenance contracts to certain customers in which Consonus assumes an agency relationship. For such contracts, Consonus generally has no further obligation to the customer beyond the billing and collection of the maintenance contract amount. These agent maintenance contracts are established between the vendor and the customer and Consonus has no obligation to provide the maintenance services. In such arrangements, Consonus recognizes the net fees retained as revenues at the time of sale with no associated cost of sales.

Consulting services revenue is recognized as the services are rendered. Revenues generated from fixed price arrangements are recognized using the proportional performance method, measured principally by the total labor hours incurred as a percentage of estimated total labor hours. For fixed price contracts when the current estimates of total contract revenue and contract cost indicate a loss, the estimated loss is recognized in the period the loss becomes evident.

Unbilled services are recorded for consulting services revenue recognized to date that has not yet been billed to customers. In general, amounts become billable upon the achievement of contractual milestones or in accordance with predetermined payment schedules. Unbilled services are generally billable to customers within one year from the respective balance sheet date.

Revenue also consists of monthly fees for data center services and solutions including managed infrastructure and managed services and is included within "data center services" revenue in the accompanying consolidated statements of operations. Revenue from managed infrastructure and managed services is billed and recognized over the term of the contract which is generally one to three years. Installation fees associated with managed infrastructure and managed services revenue is billed at the time the installation service is provided and recognized over the estimated term of the related contract or customer relationship. Costs incurred related to installation are capitalized and amortized over the estimated term of the related contract or customer relationship.

Operating Expenses

Operating expenses are comprised of all personnel costs together with the purchase of hardware and software components, advertising and marketing expenses, travel expenses, administrative expenses including insurance and professional fees, bandwidth, electricity costs and other costs associated with owning and operating our data centers and other real estate that we own or lease. We allocate these expenses to cost of revenue, selling and general and administrative expenses, and depreciation and amortization expenses.

Cost of Revenues

Our cost of revenues consist of personnel costs, cost of sales from vendors with whom we are reselling their hardware and software, allocated lease and building costs, electricity costs and bandwidth. Payroll costs are expected to increase as employees are given increased compensation based on merit. We also expect our other costs (such as cost of revenue of hardware and software, electricity and bandwidth) to increase as we increase our revenues. We are expecting electricity costs to increase with expected rate increases charged by our power suppliers. We have also recently signed several new customer bandwidth contracts that will require us to increase our bandwidth usage. However, this increase in usage also allows us to negotiate better pricing on a per unit basis.

Selling, General and Administrative Expenses

Our selling expenses consist primarily of compensation and commissions for our sales and marketing personnel. They also include advertising expenses, trade shows, public relations and other promotional materials. General and administrative expenses include personnel compensation and related personnel costs, professional services not allocated to other areas, insurance fees, franchise and property taxes, and other expenses not allocated to cost of revenues. We also anticipate that we will incur additional expenses related to professional services and insurance fees necessary to meet the requirement of being a public company.

Depreciation and Amortization Expenses

Depreciation and amortization expenses consist of charges related to the depreciation of all of the property and equipment, including buildings, hardware, software, furniture and fixtures, and leasehold improvements. It also includes the amortization expense of intangible assets that have a definite life and are amortized over their estimated useful lives.

Interest Expense

We incur interest expense from long-term fixed and variable rate debt. At September 30, 2010, Consonus had long-term debt (including the current portion) of approximately $47.1 million. See "Liquidity and Capital Resources."

Results of Continuing Operations

The following discussion highlights results from our comparison of consolidated statements of operations for the periods indicated.

Three months ended September 30, 2010 compared to three months ended September 30, 2009 ($ in thousands)

	Three Months Ended September 30,
(In thousands)	2010		2009		Change
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	%

Data Center Services	$7,842	66.9%	$7,974	45.6%	$(132)	-1.7%
IT Infrastructure Services	1,003	8.6%	858	4.9%	145	16.9%
IT Infrastructure Solutions	2,876	24.5%	8,661	49.5%	(5,785)	-66.8%
Totals	$11,721	100.0%	$17,493	100.0%	$(5,772)	-33.0%

Revenues. Revenues for the three months ended September 30, 2010 were $11,721 compared to $17,493 for the three months ended September 30, 2009. The decrease in revenues was primarily due to the Company's customers cutting budgets for discretionary spending on hardware, software, consulting and data center services that account for the Company's revenues sources as a result of the current recessionary macroeconomic conditions and management’s realigning of the business from lower margin, product sales to higher margin data center services. The Company has focused its selling efforts on customers who express an interest in its data center services in order to raise this product line as a percentage of total revenue. Management has asked the Company to re-focus on the product lines in addition to data center services for the remainder of 2010. Data center services, which produce higher margins, were approximately 67% of total revenues for the three months ended September 30, 2010 as compared to approximately 46% for the three months ended September 30, 2009.  IT infrastructure sales, which result in lower margins, were at approximately 25% of total revenues for the three months ended September 30, 2010 compared to approximately 50% for the three months ended September 30, 2009.

	Three Months Ended September 30,
(In thousands)	2010		2009		Change
	Amount	Percentage of Related Revenues	Amount	Percentage of Related Revenues	Amount	%

Costs of Data Center Services	$5,143	65.6%	$5,185	65.0%	$(42)	-0.8%
Costs of IT Infrastructure Services	664	66.2%	665	77.5%	(1)	-0.2%
Costs of IT Infrastructure Solutions	2,479	86.2%	7,106	82.0%	(4,627)	-65.1%
	$8,286	70.7%	$12,956	74.1%	$(4,670)	-36.0%

Costs of Revenues. Cost of services for the three months ended September 30, 2010 were $8,286, or 70.7% of revenue, compared to $12,956 or 74.1% of revenue, for the three months ended September 30, 2009.  The decrease in cost of sales as a percentage of revenue is a result of the shift in product mix.

	Three Months Ended September 30,
(In thousands)	2010		2009		Change
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	%

Selling, general and administrative expenses	$3,868	33.0%	$4,934	28.2%	$(1,066)	-21.6%
Depreciation and amortization expense	817	7.0%	808	4.6%	9	1.1%
	$4,685	40.0%	$5,742	32.8%	$(1,057)	-18.4%

Selling, general and administrative expenses. Selling, general and administrative expenses for the three months ended September 30, 2010 were $3,868, compared to $4,934 for the three months ended September 30, 2009. Selling, general and administrative expenses decreased significantly in terms of payroll costs by approximately $940.6 primarily due to decreased headcount at 94 on September 30, 2010 as compared to 145 on September 30, 2009. The reductions in headcount included four executives.

Operating loss/income. For the three months ended September 30, 2010, loss from operations totaled $1,250 compared to an operating loss of $1,205 for the three months ended September 30, 2009.

Interest and tax expense. For the three months ended September 30, 2010, interest expense was $634 compared to $549 for the three months ended September 30, 2009. Interest expense increased primarily due to additional loans with U.S. Bank and increased trade debt with Avnet, Inc. Tax provisions were not made for either period.

Nine months ended September 30, 2010 compared to nine months ended September 30, 2009 ($ in thousands)

	Nine Months Ended September 30,
(In thousands)	2010		2009		Change
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	%

Data Center Services	$23,281	60.4%	$25,429	45.8%	$(2,148)	-8.4%
IT Infrastructure Services	2,766	7.2%	3,025	5.5%	(259)	-8.6%
IT Infrastructure Solutions	12,502	32.4%	27,003	48.7%	(14,501)	-53.7%
Totals	$38,549	100.0%	$55,457	100.0%	$(16,908)	-30.5%

Revenues. Revenues for the nine months ended September 30, 2010 were $38,549 compared to $55,457 for the nine months ended September 30, 2009. The decrease in revenues was primarily due to the Company's customers cutting budgets for discretionary spending on hardware, software, consulting and data center services, which account for the Company's revenues sources and as a result of the current recessionary macroeconomic conditions and management’s realigning of the business from lower margin, product sales to higher margin data center services. Companies continue to use systems they already have rather than investing in new infrastructure. The Company has focused on selling to customers who would be interested in data center services. Data center services, which produce higher margins, were 60.4% of total revenues for the nine months ended September 30, 2010 as compared to 45.8% for the nine months ended September 30, 2009.  IT infrastructure sales, which result in lower margins, were at 32.4% of total revenues for the nine months ended September 30, 2010 compared to 48.7% for the nine months ended September 30, 2009.

	Nine Months Ended September 30,
(In thousands)	2010		2009		Change
	Amount	Percentage of Related Revenues	Amount	Percentage of Related Revenues	Amount	%

Costs of Data Center Services	$15,372	66.0%	$16,745	65.9%	$(1,373)	-8.2%
Costs of IT Infrastructure Services	1,888	68.3%	2,278	75.3%	(390)	-17.1%
Costs of IT Infrastructure Solutions	9,904	79.2%	21,536	79.8%	(11,632)	-54.0%
	$27,164	70.5%	$40,559	73.1%	$(13,395)	-33.0%

Cost of services. Cost of services for the nine months ended September 30, 2010 were $27,164 or 70.5% of revenue, compared to $40,559 or 73.1% of revenue, for the nine months ended September 30, 2009. The increase in our margin percentages, as a result of lower cost of services as a percentage of revenues, was primarily due to decreased direct labor expenses for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009.

	Nine Months Ended September 30,
(In thousands)	2010		2009		Change
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	%

Selling, general and administrative expenses	$13,851	35.9%	$16,117	29.1%	$(2,266)	-14.1%
Depreciation and amortization expense	2,485	6.5%	2,408	4.3%	77	3.2%
	$16,336	42.4%	$18,525	33.4%	$(2,189)	-11.8%

Selling, general and administrative expenses. Selling, general and administrative expenses for the nine months ended September 30, 2010 were $13,851 compared to $16,117 for the nine months ended September 30, 2009. Selling, general and administrative expenses decreased significantly in terms of payroll costs by approximately $1,840 primarily due to decreased headcount at 94 on September 30, 2010 as compared to 145 on September 30, 2009. The reductions in headcount included four executives.

Operating loss/income. For the nine months ended September 30, 2010, losses from operations totaled $21,212, compared to an operating loss of $3,627 for the nine months ended September 30, 2009. Included in operating loss for the nine months ended September 30, 2010 is a goodwill impairment expense of $16,621.

Interest and tax expense. For the nine months ended September 30, 2010, interest expense was $1,733, compared to $1,555 for the nine months ended September 30, 2009.  The increase in interest expense is primarily related to two additional loans with U.S. Bank and increased trade debt with Avnet, Inc. Tax provisions were not material for either period.

Fiscal year ended December 31, 2009 compared to fiscal year ended December 31, 2008 ($ in thousands)

	Year Ended December 31,
	2009		2008		Change
		Percentage		Percentage
	Amount	of Revenues	Amount	of Revenues	Amount	%

Data center services and solutions	$33,833	47.7%	$34,785	36.1%	$(952)	-2.7%
IT infrastructure services	3,839	5.4%	10,042	10.4%	(6,203)	-61.8%
IT infrastructure solutions	33,231	46.9%	51,532	53.5%	(18,301)	-35.5%

Total	$70,903	100%	$96,359	100%	$(25,456)	-26.4%

Revenues. Revenues from continuing operations for the year ended December 31, 2009 were $70,903 compared to $96,359 for the year ended December 31, 2008. The decrease in revenues was primarily due to decreased revenues from IT infrastructure services and solutions because of broader macroeconomic market conditions.

Revenues of data center services for the year ended December 31, 2009 were $33,833 compared to $34,785 for the year ended December 31, 2008, a decrease of approximately 3%. The decrease in revenues was related to a decrease in revenues from maintenance support services of $1,508 or 4.8% for the year ended December 31, 2009 as compared to the year ended December 31, 2008, primarily related to a decrease of $3,513 from one manufacturer offset by an increase of $2,024 for another manufacturer.

Cost of services. Cost of services form continuing operations for the year ended December 31, 2009 were $51,195 or 72.2% of revenue, compared to $71,959 or 74.7% of revenue, for the year ended December 31, 2008. The slight improvement in our gross margins was as a result of cost reduction initiatives.

Selling, general and administrative expenses. Selling, general and administrative expenses from continuing operations for the year ended December 31, 2009 were $21,069, compared to $25,621 for the year ended December 31, 2008. Selling, general and administrative expenses decreased 17.8% primarily due to decreased expenses related to aggressive cost reduction initiatives.

Operating loss. For the year ended December 31, 2009, loss from continuing operations totaled $4,568, compared to a loss from continuing operations of $12,334 for the year ended December 31, 2008. Loss from continuing operations decreased primarily due to a write – off of $8,086 in 2008 of previously capitalized offering costs and financing fees related to a failed initial public offering.

Interest and tax expense. Interest expense from continuing operations was $3,084 for the year ended December 31, 2009, compared to $2,262 for the year ended December 31, 2008. The increase in interest expense from continuing operations was primarily due to recognition of approximately $1.0 million of interest expense related to the issuance of warrants. Tax provisions were not material for either period.

Fiscal year ended December 31, 2008 compared to fiscal year ended December 31, 2007 ($ in thousands)

Revenues. Revenues for the year ended December 31, 2008 were $96,359 compared to $90,341 for the year ended December 31, 2007. The increase in revenues was primarily due to a decrease in the revenue valuation adjustment related to support contracts and an increase in support revenue.

Cost of services. Cost of services for the year ended December 31, 2008 were $71,959 or 74.7% of revenue, compared to $69,435 or 76.9% of revenue, for the year ended December 31, 2007.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2008 were $25,621, compared to $21,776 for the year ended December 31, 2007. Selling, general and administrative expenses increased 17.7% primarily due to the issuance of stock to KLI and its affiliates in the amount of $1.6 million recognized as deferred compensation expense and an increase in compensation expenses related to merit increases, increased commission rates and additional headcount.

Operating loss. For the year ended December 31, 2008, loss from operations totaled $12,334, compared to an operating loss of $3,245 for the year ended December 31, 2007. Loss from operations increased primarily due to a write – off of $8,086 in 2008 of previously capitalized offering costs and financing fees related to a failed initial public offering.

Interest and tax expense. Interest expense was $2,262 for the year ended December 31, 2008, compared to $2,608 for the year ended December 31, 2007. The decrease was primarily due to the reduction of 3.5% in the LIBOR rate upon which our interest payments are calculated.  Tax provisions were not material for either period.

Liquidity and Capital Resources ($ in thousands)

At September 30, 2010, Consonus had cash and cash equivalents of $506 and working capital deficiency of $37,340.

Cash flow provided by operations was $2,169 for the nine months ended September 30, 2010 compared to cash flow provided by operations of $4,257 for the nine months ended September 30, 2009. The decrease in cash flow provided by operations resulted from the increased net loss of approximately $19,095, of which $16,261 was attributable to a goodwill impairment charge. Additional decrease in cash flows from operations is a result of decreased  revenues due to current economic conditions being offset by decreases in non-cash charges from stock-based compensation of approximately $141, and increase in depreciation and amortization expense of approximately $141, and an increase in positive change in operating assets and liabilities of $2,388 for the nine months ended September 30, 2010 compared to a positive change in operating assets and liabilities of $1,835 for the nine months ended September 30, 2009 primarily as a result of an increase in accounts payable.

Cash used in investing activities of $754 for the nine months ended September 30, 2010 was related to purchases of miscellaneous computers and office equipment and other data center related capital expenditures. Cash used in investing activities was $1,052 for the nine months ended September 30, 2009 was also related to purchases of computers and office equipment and the replacement of transformers at one of our data centers.

Cash used in financing activities consists principally of repayments of related party notes and revolving credit facilities of $5,294 and $6,814 for the nine months ended September 30, 2010 and 2009, respectively, and proceeds from revolving credit facilities of $6,018 and $ 6,076 for the nine months ended September 30, 2010 and 2009, respectively.

To address the working capital deficiency at September 30, 2010 , sources of cash would include cash flow from operations and existing availability under our working capital line.  These sources, alone, will not be sufficient to address the full working capital deficiency and therefore the Company needs to obtain working capital though equity financings, debt financings, and /or the sales of assets.  On September 30, 2010, the Company entered into a Forbearance Agreement, Restructuring Agreement and Seventh Amendment to Amended and Restated Refinancing Agreement with Avnet in which Avnet agrees that it will not exercise any default remedy from the date of the agreement through the forbearance termination date of December 31, 2010, as long as no additional defaults occur during the forbearance period. The agreement does not constitute a waiver of any existing defaults.  On October 1, 2010, the Company executed on a sale of its Utah based data center assets.  Proceeds from the sale included a cash payment at closing of approximately $43.5 million and a potential earn-out payment of up to $8.5 million in February 2012, contingent on certain criteria related to business performance.  The outstanding principal and accrued interest on the US Bank Line of Credit, US Bank Term Loans,  Proficio Term Loan and Note Payable to Stockholder were paid in full, which totaled approximately $15.9 million in the aggregate, with the proceeds of the asset sale.  On October 28, 2010, the Company executed on the terms of the Avnet forbearance agreement by delivering Avnet $8.5 million and approximately $760 thousand to purchase Avnet’s outstanding warrants, in exchange for Avnet discharging and forgiving the remaining outstanding principal and accrued interest on the Avnet secured note of approximately $15.1 million.  Additionally, on October 28, 2010, the Company executed a confidential settlement and release agreement on the unsecured vendor note of $4.2 million which allowed for a settlement payment of $525,000 in exchange for the vendor discharging and forgiving the remaining principal.  In aggregate, these settlements result in a gain on loan forgiveness of approximately $19 million.   Consonus is aware that restructuring the debt may adversely affect its credit rating and the Company’s ability to obtain new financing through the issuance of debt in the future.  As a result of the sales of the Utah based data center assets and the reduction of debt, the Company will have additional working capital and reduced debt service that combined with cash flow from operations will enable the Company to meet its working capital requirements for the next twelve months.

At December 31, 2009, Consonus had cash and cash equivalents of $501 and working capital deficiency of $ 16,139.

Cash flow provided by operations was $5,027 for the year ended December 31, 2009 compared to cash flow provided by operations of $4,011 in the prior year. The increase in cash flow provided by operations resulted from the lower net loss from operations due to a onetime write-off of $8,086 in 2008 related to a failed initial public offering, being offset by increased non cash charges from stock based compensation, lower positive change in operating assets and liabilities of $2,056 for the year ended December 31, 2009 compared to a positive change in operating assets and liabilities of $8,351 for the year ended December 31, 2008.

Cash used in investing activities of $1,655 for the year ended December 31, 2009 was related to purchases of computers and office equipment and other data center related capital expenditures. Cash used in investing activities was $2,067 for the year ended December 31, 2008 was related to purchases of computers and office equipment and other data center related capital expenditures.

Cash used in financing activities consists principally of repayments of related party notes and revolving credit facilities of $12,227 and $12,798 for the years ended December 31, 2009 and 2008, respectively, and proceeds from related party notes and revolving credit facilities of $8,693 and $11,383 for the years ended December 31, 2009 and 2008, respectively.

At December 31, 2009, Consonus was in default under its credit agreement with Avnet. On October 28, 2010, the Company executed on the terms of the Avnet forbearance agreement by delivering Avnet $8.5 million and approximately $760 to purchase Avnet’s outstanding warrants, in exchange for Avnet discharging and forgiving the remaining outstanding principal and accrued interest on the Avnet secured note of approximately $15.1 million.  As a result the Amended and Restated Refinancing Agreement terminated and therefore, as of the date of this document, no defaults exist.

At September 30, 2010, our long-term debt consisted of the following:

U.S. Bank Line of Credit

At September 30, 2010, Consonus had $1.8 million drawn on the revolving line of credit provided by the May 31, 2005 credit agreement with U.S. Bank. Consonus has negotiated with U.S. Bank for the issuance for an amendment on the line of credit (see Note 8). Based on the amendment, the amount outstanding on the line of credit of approximately $1.8 million has been reclassified from the current portion of long-term debt to long-term debt (see Note 8).

At September 30, 2010, Consonus had additional availability of $0.7 million. The availability of the revolving line of credit varies between $1.5 million and $2.5 million based on a leverage ratio as defined in the credit agreement. The line of credit also requires Consonus to pay a quarterly commitment fee on the unused portion of the line of credit at a defined rate (2.95% as of September 30, 2010).  The Company entered into an amendment to its amended and restated credit agreement with U.S. Bank in March 2010. The amended amendment extended the maturity date of the line of credit from May 2010 to November 2011. In addition, the amendment changed the amount available on the line of credit to a fixed amount of $2.5 million. The amendment also increased the LIBOR spread as defined in the amended and restated credit agreement which effectively increased the interest rate by 0.40%. The amendment also redefined certain other financial covenants within the agreement .

On October 1, 2010, the principal and accrued interest on the U.S. Bank Line of Credit was paid at the closing of the sale of the Utah based data center assets.

U.S. Bank Term Loans

The proceeds of the term loan plus $1.5 million of the line of credit were used for the acquisition of the assets of Consonus, Inc. At December 31, 2009, the term loan had approximately $8.3 million principal amount outstanding.

On November 19, 2007, Consonus entered into an amended and restated credit agreement with U.S. Bank. The amended and restated credit agreement with U.S. Bank provides for a new term loan in the amount of approximately $1.9 million, in addition to the existing revolving line of credit of $2.5 million and the existing $10.5 million term loan, as further described above. At December 31, 2009, approximately $1.3 million, was due on the $1.9 term loan. In June 2009, Consonus entered into an amendment to its amended and restated credit agreement with U.S. Bank. The amended and restated credit agreement with U.S. Bank provides for additional availability of new term loans of up to $1.0 million as reimbursement of capital expenditures related to the data centers. In June 2009, April 2010 and May 2010, $510,000, $360,000 and $130,000, respectively, was funded from this new equipment line. At September 30, 2010, $842,000 is outstanding and nothing remains available for future expenditures.

The term loans and line of credit are collateralized by all assets and leases of CAC. The credit agreement contains affirmative, negative and financial covenants.

On October 1, 2010, the principal and accrued interest on the U.S. Bank Term Loans was paid at the closing of the sale of the Utah based data center assets.

Proficio Bank Term Loan

In May 2008, Consonus entered into a subordinated debt facility with Proficio Bank. The facility provides for a new term loan in the amount of $3.0 million. In December 2009, the first amendment to the credit agreement with Proficio Bank was signed. The amendment extends the maturity date of the debt to November 2011. Quarterly principal payments of $100,000 will continue to be made until maturity. The subordinated debt facility is collateralized by all assets and leases of CAC and is subordinate to the U.S. Bank agreement. The credit agreement contains affirmative, negative and financial covenants. At September 30, 2010, approximately $2.1 million was outstanding on this term loan.

On October 1, 2010, the principal and accrued interest on the Proficio Bank Term Loan was paid at the closing of the sale of the Utah based data center assets.

Avnet, Inc (Senior Lender) Note Payable

In connection with the Merger on January 22, 2007, Consonus assumed all outstanding debt of STI. On May 20, 2005, STI entered into an Amended and Restated Refinancing Agreement (the Amended Agreement) with the lender (Senior Lender) which was later amended on June 22, 2006, May 1, 2007, September 10, 2007, October 8, 2007, July 11, 2008 and December 31, 2009. The Agreement, with amendments, consists of one note and a trade debt. The note in the amount of $20.1 million carries an interest rate of 8%. Payments of principal and interest under both the note and the trade debt are $300,000 monthly. Additionally, in connection with the Merger, Consonus issued 231,514 warrants to purchase common stock to the Senior Lender. At September 30, 2010, the amount outstanding on the note was approximately $15.1 million and the outstanding trade debt was approximately $11.6 million.

On December 31, 2009, Consonus entered into a sixth amendment to the Amended and Restated Refinancing Agreement with the Senior Lender to amend certain restrictive financial covenants, which allowed Consonus to be in compliance at December 31, 2009. The amendment extended the due date from September 2010 to December 2011. The key terms of the amendment were as follows:

•           Interest rate changed from 8% to a base rate (as defined in the agreement) plus 5%, such sum not to exceed 12%. The rate adjusts annually with a maximum increase of 1.5% per annum.

•           Additional warrants totaling 150,000 will be provided giving the lender the right to purchase 50,000 shares of common stock each at March 31, 2010, June 30, 2010 and September 30, 2010 at an exercise price of $.000173 per share.

•           Consonus is no longer required to complete an initial public offering.

•           Certain other financial covenants were redefined or terminated.

On September 30, 2010, the Company entered into a Forbearance Agreement, Restructuring Agreement and Seventh Amendment to Amended and Restated Refinancing Agreement with Avnet in which Avnet agrees that it will not exercise any default remedy from the date of the agreement through the forbearance termination date of December 31, 2010, as long as no additional defaults occur during the forbearance period. The agreement does not constitute a waiver of any existing defaults.

On October 28, 2010, the Company executed on the terms of the Avnet forbearance agreement by delivering Avnet $8.5 million and approximately $760 thousand to purchase Avnet’s outstanding warrants, in exchange for Avnet discharging and forgiving the remaining outstanding principal and accrued interest on the Avnet secured note of approximately $15.1 million.  As a result the Amended and Restated Refinancing Agreement terminated and therefore, as of the date of this document, no defaults exist.

The Senior Lender also provides goods and services for resale by Consonus, referred to as trade debt in the agreement. Trade Debt, defined in the Agreement as trade debt that is unpaid 50 days or more after invoice date at such time, will accrue interest of 8.25% per annum based on the current amendment (rate is defined as prime plus 5% and is determined at the beginning of each calendar year). Trade Debt is paid with excess cash remaining after payments are made on the notes payable as noted in the Agreement.

Bank Mortgage Notes Payable

In March 2008, Consonus revised the terms of its two bank mortgage notes payable with principal amounts totaling $2.2 million with a single bank mortgage note payable in the amount of $2.4 million, with an interest rate of 8%. The note is collateralized by a first deed of trust on STI's office building, assignment of all leases and a security interest in all fixtures and equipment. Additional borrowings received under the revised note were used to fund anticipated capital expenditures. At September 30, 2010, the amount outstanding on the note was $2.1 million.

Vendor Notes Payable

At September 30, 2010, Consonus also had an outstanding note payable of approximately $4.2 million to one of its vendors, with interest at LIBOR plus 1.5% (2.03% at September 30, 2010). The note is unsecured and is payable in payments based on excess cash flow as defined in an inter creditor agreement.

On October 28, 2010, the Company executed a confidential settlement and release agreement on the unsecured vendor note of $4.2 million which allowed for a settlement payment of $525,000 in exchange for the vendor discharging and forgiving the remaining principal

KLI Note Payable

On September 24, 2008, CAC issued a Secured Promissory Note to KLI. Under the terms of the note, CAC may borrow up to a maximum of $2.5 million, of which it had borrowed $1.623 million as of the date of the note. In connection with the issuance of the note, CAC entered into a security agreement with KLI and subordination and standstill agreement with KLI, U.S. Bank and Proficio Bank, each dated as of September 24, 2008. The note will mature, and all interest due under the note will be due on the earlier of January 24, 2011 or the date on which all of the obligations under the amended and restated credit agreement dated as of November 19, 2007 between CAC and U.S. Bank and under the loan agreement dated as of May 21, 2008 between CAC and Proficio Bank are paid in full. The note bears interest at the applicable LIBOR rate for each month in which any amounts are outstanding under the note plus 12.5% (12.76% at September 30, 2010). At September 30, 2010, the amount outstanding on the note was $1.623 million and had accrued interest of approximately $490,000 and is included in the consolidated balance sheets as a note payable to a stockholder and other long-term liabilities.

On October 1, 2010, the principal and accrued interest on the KLI Note was paid at the closing of the sale of the Utah based data center assets.

MANAGEMENT OF THE COMBINED COMPANY

  Executive Officers and Directors

  Officers and Directors of the Combined Company Following the Merger

Midas Medici’s board of directors is currently comprised of four directors. Following the merger, the board of directors will be comprised of seven directors, five from Consonus and  two from Midas Medici.

Following the merger, the management team of the combined company is expected to be composed of the management team of Midas Medici. The following table lists the names and ages as of December 30 , 2010 and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the merger:

Name	Age	Position	Director Since
Nana Baffour	38	CEO, Co-Executive Chairman, Director and CEO of Utilipoint	May 2009
Johnson M. Kachidza	44	CFO, President, Co-Executive Chairman and Director	May 2009
Frank Asante-Kissi	39	Vice-President and Chief Administrative Officer	n/a
Robert McCarthy	46	President of Consonus	n/a
Keith Gordon	37	Director	March 2010
Samuel Arthur	36	Director	September 2010
Justin Beckett	45	Director	Anticipated upon closing of the Merger
Hank Torbert	38	Director	Anticipated upon closing of the Merger
Andre Brosseau	48	Director	Anticipated upon closing of the Merger

Directors and Executive Officers

Nana Baffour, CEO, Co-Executive Chairman and Director

Mr. Baffour, 38, was appointed to serve as President and a Director of Midas Medici in May 2009. On July 16, 2009, Mr. Baffour was appointed as the CEO and Co-Executive Chairman of Midas Medici. Since 2004, Mr. Baffour has been a Managing Principal and Co-Founder of Knox Lawrence International, LLC (“KLI”) an energy services investment company that has completed over $600 million in acquisitions to date. Mr. Baffour also serves currently as Executive Chairman of Consonus Technologies, Inc. a technology company he co-founded in 2005 and grew from start-up to over $100 million in revenues. He has led acquisitions, integrations, and held operating roles including executive chairman, president, and CEO for different energy services companies during his tenure at KLI. Mr. Baffour currently serves as Board Member of Dearborn Mid-West Conveyor Co. and Utilipoint International as well as Chair of the Advisory Board of the University of Utah Opportunity Scholars Program.

From 2000 to 2004, Mr. Baffour was an investment banker at Credit Suisse First Boston in Europe and the US, where he was directly involved in billions of dollars of M&A and financing transactions for utilities, including clean energy companies and did the first capital markets wind financing transaction. Mr. Baffour started his career in finance as a Credit Analyst for CIT Group from 1996 to 1998 and was an equity portfolio analyst at Standard and Poor’s from 1998 to 2000. Mr. Baffour received his MBA from New York University’s Stern School of Business, a Master of Science in Economics from University of North Carolina at Charlotte and a Bachelor of Arts Degree in Economics from Lawrence University. Mr. Baffour is a Chartered Financial Analyst.

Mr. Baffour’s experience in the financial sector and energy industry, leadership skills and experience as Founder, Chairman and Chief Executive Officer, among other factors, led to the conclusion  that he should serve as a director.

Johnson Kachidza, Chief Financial Officer, President, Co-Executive Chairman, Secretary and Director

Mr. Kachidza, 44, was appointed to serve as our Secretary and a Director in May 2009. On July 16, 2009, Mr. Kachidza was appointed as President and Co-Executive Chairman. Effective November 2, 2009, Mr. Kachidza was appointed as our Chief Financial Officer. Since 2002, Mr. Kachidza has been a Managing Principal and Co-Founder of Knox Lawrence International, LLC (“KLI”), an energy services investment company that has completed over $600 million in acquisitions to date. He is currently a Board Member of Dearborn Midwest Conveyor Co., Inc., a provider of pollution control systems to the power and automotive industries. During his tenure at KLI, Mr. Kachidza co-founded Consonus Technologies, Inc. in 2005 and has led acquisitions, integrations, and held operating positions, including Executive Chairman, President, and CEO for different energy services companies. Mr. Kachidza currently serves as a board member of Consonus Technologies, Utilipoint International and Transactis, Inc. He is also on the Board of Directors of Shared Interest, a non-profit organization focused on micro-lending. From

1997 to 2001, Mr. Kachidza was an investment banker at Merrill Lynch and JP Morgan Chase, where he was directly involved in billions of dollars of M&A and debt and equity financing transactions in the energy sector. Mr. Kachidza began his career as a project engineer at General Electric from 1991 to 1995 and holds US patent #5686795 for an innovative fluorescent lamp design. Mr. Kachidza received his MBA from University of Chicago Booth School of Business, a Master of Science in Materials Engineering from University of Illinois at Urbana-Champaign and a Bachelor of Arts Degree in Chemistry from Knox College.

Mr. Kachidza’s financial and investment experience, and experience as Founder, Chairman and Chief Executive Officer of different energy services companies, among other factors, led to the conclusion that he should serve as a director.

Frank Asante-Kissi, Chief Administrative Officer

Mr. Asante-Kissi, was appointed to serve as the Vice-President of Midas Medici in May 2009 and as Chief Administrative Officer in July 2009. Since March 2008, Mr. Asante-Kissi has served as Chief Operating Officer and as a consultant since March 2003 of Knox Lawrence International, an energy services investment company that has completed over $600 million in acquisitions to date since March 2008.

Mr. Asante-Kissi has over 10 years experience in business performance management, process improvement and operational efficiency.  Mr. Asante-Kissi was Senior Business Analyst at Citigroup from January 2002 through March 2008. While at Citigroup, Mr. Asante-Kissi led several process improvement and performance management initiatives including industry benchmarking.  Mr. Asante-Kissi began his career as a software developer prior to joining Citigroup.

Mr. Asante-Kissi received his MBA from Rensselaer Polytechnic Institute’s Lally School of Management and Technology (RPI) and a Bachelor of Arts Degree in Mathematics and Computer Science from Lawrence University.

 Robert McCarthy –President of Consonus

Robert F. McCarthy has served as the President of Consonus since June 2010 and as the Co-President of Consonus since October, 2009. Mr. McCarthy has served as the Executive Vice-President of Sales and Marketing of Consonus from May, 2008 through September 2009. He served as the President, CEO, and board member of Ring 9, Inc., a provider of voice over IP and business collaboration services, from 2006 to May 2008. From 2004 until 2006 he served as Vice President for the Florida and Caribbean markets for CA, Inc. (formerly Computer Associates), leading a sales organization serving enterprise business customers. Prior to CA he had a 16 year career at AT&T, where he held a variety of positions in sales, marketing, and operations, most recently as a Sales Center Vice President in Florida. Mr. McCarthy holds a bachelors degree and masters in electrical engineering, as well as an MBA, all from Cornell University. He has attended executive education at Stanford University.

Keith Gordon – Director

Effective March 18, 2010, the Company appointed Keith Gordon as a member of its Board, and as the Chairman of the Audit Committee of the Board. Mr. Gordon most recently worked at Equity Residential, one of the country’s largest owners and operators of apartments (founded by Sam Zell), in the investments group. There, his focus was on completing acquisitions, dispositions and asset management. Before Equity Residential, he was a founding partner of New City Ventures LLC, an owner and operator of over 100 apartment units in the St. Louis and New York metropolitan areas. In addition, he worked in Fannie Mae’s multi-family capital markets group where he participated in purchasing over $12 billion in multi-family debt.

Mr. Gordon began his career in the Investment Banking Group at JP Morgan Chase where he worked for over six years focusing on mergers, acquisitions, leverage buyouts and real estate. He completed over $3 billion in transactions and worked in its New York and Johannesburg, South Africa offices.

Mr. Gordon, a St. Louis, Missouri native, received his MBA from Harvard Business School and holds a bachelor’s degree in B.A. from Howard University in Washington, D.C.

Mr. Gordon’s experience in finance and as a Co-Founder of an entrepreneurial venture, among other factors, led the Board to conclude that he should serve as a director.

Samuel Arthur - Director

Since 2005 through current, Mr. Arthur, age 36, has served as Assistant Vice President of Energy and Metals Credit Risk at MF Global Inc., a brokerage firm that provides execution and clearing services for products in the exchange-traded and over-the-counter derivative markets and customized solutions in the global cash markets. From March 2002 through November 2005, Mr. Arthur served as an Energy Futures Research Analyst at Refco LLC. Mr. Arthur also served as a Commodity Futures Margin Analyst at Salomon Smith Barney from March 2000 through March 2002. Mr. Arthur received a Bachelor of Science degree from the University of North Carolina at Charlotte and a Master of Science in Finance from George Washington University.

Mr. Arthur’s background and experience in finance led to the conclusion that Mr. Arthur should serve as a director of the Company, in light of the Company's business and structure.

Justin Beckett - Director

Justin Beckett has served on the board of directors of Consonus since October 13, 2006. Mr. Beckett is the founder of Fluid Audio Networks, Inc., which provides an online digital music distribution system, and has served as Chief Executive Officer of Fluid Audio Networks, Inc. since 2004. Mr. Beckett has over twenty years of entrepreneurial experience and has focused exclusively on developing Internet-based consumer product applications since 2000. Mr. Beckett's recent initiatives include the founding and sale of SkillJam Technologies Corporation to FUN Technologies in 2004; the founding and sale of Music Gaming Inc. to Intermix Media, Inc. in 2001; the design and sale of an IP-based video on demand application to Visutel Technologies in 2003; and the co-founding of Measurematics Inc. in 2003. Prior to Mr. Beckett's involvement in Internet-based consumer product applications, he was Executive Vice-President and principal of Sloan Financial Group, an investment management firm from 1986 to 2000. Mr. Beckett has a Bachelor of Arts degree from Duke University.

    Mr. Beckett’s financial and investment experience, operating experience, experience on boards of directors and advisory boards of other companies, extensive relationships in business in general and as Founder of various entrepreneurial ventures, among other factors, led to the conclusion that he should serve as a director.

Hank Torbert

Hank Torbert has served on the board of directors of Consonus since April 2010. Mr. Torbert founded Avondale Ventures LLC in 2006 and has over 15 years of experience in private equity, advisory, investment banking, and the development of small and middle market media, technology and communications companies. From 2004 to 2006, Mr. Torbert served as Executive Vice President and Chief Operating Officer of Broadcast Capital, a media-focused private equity firm with a 25 year history. From 1999 to 2004, Mr. Torbert was an investment banker at JPMorgan Chase. He served as a Vice President of the Financial Sponsor Group, Middle Market Banking, at JPMorgan Chase Bank, where he was a member of a four-person team that covered the firm's top-tier middle market private equity clients. He was responsible for completing over $100 billion in transactions in the media and telecommunications industry as a senior associate in the Equity Capital Markets Group, at JPMorgan Securities. Mr. Torbert also has also held positions at AIG Capital Partners and New Africa Advisers. Mr. Torbert has played an integral role in the launch and IPO of Fluid Music, Inc., an internet-based music services company, and several other companies. He is on the advisory boards of Celeritas Management and Tunaverse, Inc. Mr. Torbert is also currently on the Board of Directors of The Taft School, Strive DC and the Medstar Research Institute. He received his undergraduate degree, an MBA and a Masters of International Affairs from Columbia University.

Mr. Torbert’s financial and investment experience, relationships in the finance and private equity area and related industry experience, among other factors, led to the conclusion that he should serve as a director

Andre Brosseau

Andre Brosseau has served on our board of directors since June, 2010.  Mr. Brosseau, age 48, was the President and Head of Capital Markets for Blackmont Capital Inc. having joined in October 2007. Andre was most recently Deputy Chairman and President of Loewen, Ondaatje, McCutcheon. Prior to LOM, Andre spent 12 years at CIBC World Markets and was Managing Director, Co-Head of Global Cash Equities. Andre received a Masters Degree in Political Science from University de Montreal in 1987. Andre sits on the Board of Aptilon Corporation since 2006, on the Board of KTV Inc. since 2006 and is also Chairman of the Board of The Company Theatre a non-profit organization since 2005.

Mr. Brosseau’s extensive equity capital markets experience, financing relationships, experience on boards of directors and advisory boards of other companies, and related industry experience, among other factors, led to the conclusion that he should serve as a director.

Other Key Employees

Robert C. Bellemare, P.E. – Chief Operating Officer of Utilipoint

Robert Bellemare joined Utilipoint in 2002.  With 20 years of experience in the utility business, Mr. Bellemare advises clients on asset valuation, financial modeling, strategic planning, public issues management, and pricing products and solutions. He previously worked for Fortune 500 utilities in a variety of capacities including managing director of energy services, director of market research, wholesale trading and operations, research and development, distribution engineering and power plant engineering. Mr. Bellemare was co-lead of the unregulated business merger integration team for the American Electric Power South West Corporation merger, which formed the largest utility of its time.  Mr. Bellemare is frequently quoted in the press and makes public presentations on energy issues, with recent forums including CNBC, the World Energy Council, Energy Risk Mutual and industry regulators. Mr. Bellemare is a registered professional engineer and holds a M.S. in Electric Power Engineering from the Georgia Institute of Technology. Mr. Bellemare also holds a BSEE with Business minor from Kettering University.

Daniel S. Milburn, Senior Vice President, COO of Hosting and Infrastructure Services

Daniel S. Milburn has served as our Senior Vice-President and Chief Operating Officer of Hosting and Infrastructure Services since January 22, 2007. Mr. Milburn previously served as the Chief Operating Officer of CAC since June 2005. Mr. Milburn also served as the Director of Operations and the Director of Information Technology & Security for Consonus, Inc. from 2001 to 2005, served as the Director of Information Technology for Vision International from 1996 to 2001 and was a network integration systems consultant for Norstan Communications Inc. from 1994 to 1996. Mr. Milburn has over twenty years of experience in information technology risk management, complex network design and security, and systems architecture. Mr. Milburn has a Bachelor of Science degree from Arizona State University and has been a Certified Information Systems Security Professional (CISSP) since 2002 and served as the President of the Utah Chapter of the Information Systems Security Association (ISSA) in 2006.

Involvement in Certain Legal Proceedings

To our knowledge, during the past ten years, none of the persons who will served as directors, executive officers of the combined company, has been:

•
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•
subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or any Federal or State authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

•	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.
•
the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (a) any Federal or State securities or commodities law or regulation; (b) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (c) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•
the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board Independence

Justin Beckett, Hank Torbert, Samuel Arthur Andre Brosseau and Keith Gordon are “independent” as such term is defined under and required by the federal securities laws and the rules of the NASDAQ Stock Market.

Board Committees

The Company currently has an audit committee comprised of Keith Gordon and Samuel Arthur. The Company intends to appoint additional members to the audit committee upon consummation of the Merger. In addition, the Company intends to form additional committees of the Board of Directors.

Executive Compensation

Summary compensation table

The table below sets forth, for the last two fiscal years, the compensation earned by each person acting as our Principal Executive Officer, Principal Financial Officer and our other most highly compensated executive officers whose total annual compensation exceeded $100,000 (together, the “Named Executive Officers”).

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation (#)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Nana Baffour	2009	57,293	0	0	129,046	0	0	0	186,339
CEO and Co-Executive Chairman (1)	2008	0	0	0	0	0	0	0	0

Johnson Kachidza	2009	57,293	0	0	129,046	0	0	0	186,339
CFO, President and Co-Executive Chairman (2)	2008	0	0	0	0	0	0	0	0

 (1) Effective May 15, 2009, Mr. Baffour was appointed as President. Subsequently on July 16, 2009, Mr. Baffour was appointed CEO, and Co-Executive Chairman
(2) Effective May 15, 2009, Mr. Kachidza was appointed as Secretary. Subsequently on July 16, 2009, Mr. Kachidza was appointed President and Co-Executive Chairman. In addition, on November 2, 2009, Mr. Kachidza was appointed as Chief Financial Officer.

Employment Agreements

Effective July 16, 2009, we entered into employment agreements with Nana Baffour and Johnson Kachidza which agreements contain the same terms and provisions. The agreements provide for an initial term of five years which shall be automatically extended for successive one year periods unless terminated. Pursuant to the employment agreements Messrs. Baffour and Kachidza will devote at least 65% of their time to the Company’s business.

The employment agreements provide for an annual base salary of $125,000 which shall be increased as follows: (i) to $200,000 on the earlier to occur of the first anniversary of the agreements or the Company publicly reports consolidated annual gross revenues of at least $10,000,000, (ii) to $250,000 on the earlier to occur of the second anniversary of the agreements or the Company publicly reports consolidated annual gross revenues of at least $35,000,000, (iii) to $350,000  on the earlier to occur of the third anniversary of the agreements or the Company publicly reports consolidated annual gross revenues of at least $100,000,000.  In addition, the executives will each be entitled to an annual bonus targeted between 150% to 250% of the base salary during the first 3 years of the term of the Agreements and thereafter, at a target to be determined in good faith by the Company’s board of directors. The executives will also be entitled to grant of bonus stock under the Company’s incentive stock option, on an annual basis. The Company also agreed to grant each of the executives, options to purchase 100,000 shares of the Company’s stock as soon as practicable. The options are exercisable at a price of $2.31 and become fully vested on the first anniversary of the grant.

In the event of the executives’ death while in our employ, the agreements shall automatically terminate and any unvested equity compensation shall vest immediately and any vested warrants may be exercised on the earlier of the warrant’s expiration or 18 months after the death. In the event of the executives death or if the agreement is terminated due to a disability or for cause (as defined in the agreements), any unpaid compensation, prorata bonus or bonus options earned and any amounts owed to the executives shall be paid by us. In addition, if the agreements are terminated due to the disability of the executive, any unvested equity compensation shall vest immediately and any vested warrants may be exercised on the earlier of the warrant’s expiration or 18 months after such termination. In the event the executive’s employment is terminated without cause, the executives shall be entitled to receive, in a lump sum payment, the base salary, the maximum bonus and options that would have been paid to the executives if the agreements had not been terminated or for 12 months, whichever is greater. In addition, any unpaid compensation, pro rata bonus or bonus options earned and any amounts owed to the executives shall be paid by us and any unvested equity compensation shall vest immediately and any vested warrants may be exercised on the earlier of the warrant’s expiration or 18 months after the termination. In the event of the executives’ resignation without good reason (as defined in the agreement), or retirement, the executives shall be entitled to receive any unpaid compensation, pro rata bonus or bonus options earned and any amounts owed to the executives

As a method to retain senior management in the event of a change of control, the agreements also provide that upon the closing of a transaction that constitutes a “liquidity event”, as such term is defined in the agreements, each executive shall be entitled to receive a transaction bonus equal to 2.99 times his then current base salary, provided that he remains employed with the Company on the closing of such liquidity event, unless his employment is terminated without cause or he resigns for good reason. Liquidity events include any consolidation or merger, acquisition of beneficial ownership of more than 50% of the voting shares of the Company, or any sale, lease or transfer of all or substantially all of the Company’s assets.

The agreements also contain standard non-solicitation, non-competition and indemnification clauses.

On April 30, 2010, we entered into amendments to the agreements The Amendments amend the Bonus Payment  provisions of the agreements to provide for a targeted bonus payment in a range from 0% to 250% of Base Salary, assuming the executives  meet performance goals set by the Board of Directors, on a year to year basis , instead of a target bonus range of 150% to 250% and removes the requirement that the target bonus after the third year of the employment term  shall be no less that the target bonus for the third year of the employment term. The Amendments also amend the Resignation for Good Reason provisions of the agreements to clarify that good reason shall, include a change in the executives’ Base Salary, as defined in the employment agreements, to be received by the executives for any full 12 months to less than 100% of the Base Salary, as defined in the employment agreements, during the comparable period.

Outstanding Equity Awards at Fiscal Year-End Table.

The following table sets forth information with respect to grants of options to purchase our common stock to the named executive officers at December 31, 2009.

Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Nana Baffour	0	100,000	0	2.31	07/27/2014	0	0	0	0

Johnson Kachidza	0	100,000	0	2.31	07/27/2014	0	0	0	0

Director Compensation

The following table sets forth with respect to the named directors, compensation information inclusive of equity awards and payments made for the fiscal year ended December 31, 2009 in the director's capacity as director.

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Nana Baffour	0	0	0	0	0	0	0
Johnson Kachidza	0	0	0	0	0	0	0
Stephen Schweich	0	28,199	0	0	0	0	28,199
Frank Henson	0	0	0	0	0	0	0
Albert Keith Gordon	0	0	0	0	0	0	0

(1) Effective May 15, 2009, Mr. Baffour was appointed to the Board. Effective May 30, 2009, Mr. Kachidza was appointed to the Board. Mr. Schweich was appointed to the Board on July 29, 2009. Mr. Henson resigned as a Director of Midas Medici Group Holdings, Inc. on March 18, 2010. Mr. Gordon was appointed to the Board on March 18, 2010.

Certain Relationships and Related Transactions

I.        Effective July 23, 2007, Utilipoint and Knox Lawrence International, LLC entered into a management agreement (the "Management Agreement") pursuant to which Knox Lawrence International, LLC provides management, consulting and financial services to Utilipoint for a period of one year with automatic annual renewals unless terminated by either party. The Management Agreement provides for annual compensation of $100,000, which payment may be deferred if after such payment the Company shall not have sufficient liquidity to pay its obligations, including dividends on its Series A Preferred Stock. Knox Lawrence International, LLC. directly and indirectly through a subsidiary owns a controlling interest in Utilipoint. Effective upon completion of the Utilipoint acquisition, the management agreement was terminated. As of September 30, 2010, Utilipoint owes an aggregate of $ $464,044 to Knox Lawrence International, LLC. Nana Baffour, our CEO, and Johnson Kachidza, our President, are the managing principals of Knox Lawrence International, LLC.

II.       Prior to the change in control of the Company which occurred on May 15, 2009 with the consummation of the Purchase Agreement between Mondo Management Corp. and Midas Medici (an entity that changed its name to Midas Medici Group Inc. and was subsequently dissolved on May 22, 2009), Mondo Management was the sole shareholder of the Company. Mondo Management acquired 1,000,000 shares of the Company's common stock at a purchase price of $.0175 per share, for an aggregate purchase price of $17,500 and may be deemed to be the Company's initial promoter. The former officers, directors, and stockholders of the Company prior to the consummation of the Purchase Agreement are members of Sichenzia Ross Friedman Ference LLP, our counsel. Accordingly, the members of Sichenzia Ross Friedman Ference LLP were our initial promoters.

Effective May 15, 2009, Midas Medici Group purchased all of the shares of the Company which was held by Mondo Management, the then sole shareholder of the Company, in consideration of the aggregate amount of $75,000. Mondo Management retained no interest in the Company. Upon consummation of the purchase of the shares of Mondo Management by Midas Medici Group, the officers and directors of Mondo Management resigned their positions and Nana Baffour was appointed as President and a Director, Frank Asante-Kissi was appointed Vice-President and Johnson M. Kachidza was appointed Secretary. Subsequently, on May 30, 2009, Mr. Kachiciza was appointed as a Director. Midas Medici Group upon its dissolution on May 22, 2009 distributed the 1,000,000 shares of the Company to its then existing stockholders, Nana Baffour, Johnson Kachidza, Frank Asante-Kissi and B.N Bahadur. Mondo Management did not retain any share ownership after the change of control.

III.      On January 15, 2009, Utilipoint issued a Senior Subordinated Debenture to Knox Lawrence International, LLC in the principal amount of $10,000. The Debenture provides for payment of interest in the amount of 10% per annum and matures on January 15, 2014. The outstanding balance on the Debenture as of the date hereof is $10,000. Also, on December 31, 2008, Utilipoint issued a Senior Subordinated Debenture to Knox Lawrence International, LLC in the principal amount of $62,500. The Debenture provides for payment of interest in the amount of 10% per annum. The Debenture matures on December 31, 2013. The outstanding balance on the Debenture as of September 30, 2010 is $62,500. Nana Baffour, our CEO, and Johnson Kachidza, our President, are the managing principals of Knox Lawrence International, LLC.

IV.      On June 30, 2009, the Intelligent Project, LLC issued a promissory note to KLI IP Holding, Inc. in the amount of $108,969. Interest on this note accrues at an annual percentage rate of 5%. The note matures on June 30, 2012.

V.       On July 1, 2009, in connection with Utilipoint's acquisition of its 60% owned subsidiary, The Intelligent Project, LLC ("IP"), Utilipoint entered into the following agreements:

(A)     a Capital Commitment Agreement (the "Capital Agreement") pursuant to which Utilipoint committed to contribute up to $200,000 to IP, as may be requested by IP, but in no event not in excess of $25,000 in any single request. The parties contemplate that the capital contributions under the Capital Agreement may be satisfied by capital contributions which KLI intends to make to Utilipoint in the amount of $200,000 and therefore any failure by Utilipoint to make a capital contribution to IP because it has not received sufficient funds from KLI will not constitute a default under the Capital Agreement.

(B)      a Management Services Agreement with IP pursuant to which Utilipoint will provide management services and provide consultants to assist IP with IP projects. The services will include, but are not limited to: (i) assisting in the preparation of annual budgets, (ii) providing sales, marketing and strategic services, (iii) assisting IP with complying with reporting requirements under any financing agreements, (iv) providing legal, human resources, loss prevention and risk management services; (v) providing receivables collection services, cash management services and payroll services, (vi) any other service performed or expenses incurred by UtiliPoint for IP in the ordinary course of business. In addition, under the Management Service agreement, Utilipoint is authorized to make payments to creditors of IP on its behalf and to collect receivables on behalf of IP; provided Utilipoint has assurance that the necessary funds for discharge of any liability or obligation will be provided by IP.

Management services will be charged to IP based on the actual expenses incurred by Utilipoint, and consultants will be charged at the same rate that Utilipoint charges to subcontract its consultants to third parties.

Utilipoint will also pay all salaries and benefits for certain employees of IP who will also provide services to Utilipoint, which will initially include David Steele (a former president of Utilipoint) and Peter Shaw (a former managing director of IP). The Management Services Agreement has a two-year term, and, thereafter, automatically renews for one-year terms. It may be cancelled by either party on 60 days prior written notice.

 (C)      an Agreement to be Bound to the Limited Liability Agreement of IP. The IP LLC Agreement provides that Net Cash Flow will be distributed as follows: first, contributed capital will be returned to the members on a pro rata basis (based on the amount of capital contributed), and, thereafter, Net Cash Flow will be distributed to the members on a percentage ownership basis. Utilipoint's percentage ownership immediately after the execution of the agreement by Utilipoint will be 60%.

The Limited Liability Company Agreement also provides that IP will be managed by a Management Committee, who, after the Utilipoint transaction, initially, will be: Nana Baffour, Johnson Kachidza, Ken Globerman and David Steele. The Members have no power or authority to manage the affairs of the company.

The Limited Liability Company Agreement further provides for restrictions on the transfer of Company Interests (only to Permitted Transferees) and provides that the Members holding a majority of the Company Interests may drag-along the minority members in the event of a Sale of the Company.

(D)     a Consulting Agreement which provides that KLI IP Holding Inc. will provide consulting services to Utilipoint in connection with the joint business and marketing efforts of Utilipoint and IP. The agreement has a term of 24 months and may be terminated by either party upon 90 days advance written notice. In exchange for its services KLI IP Holding, Inc. will receive an option to purchase 850 shares of common stock of Utilipoint, which options were converted at the closing of the Utilipoint Acquisition into options to purchase 27,168 shares of common stock of Midas Medici, at an exercise price of $1.56 per share. The options are exercisable for a term of 5 years through August 21, 2014 and are fully vested. If KLI IP Holding, Inc. terminates the agreement without cause within its first year, any unexercised options held KLI IP Holding, Inc. will terminate.

(E)      a Revolving Senior Subordinated Debenture which provides that KLI may loan up to $100,000 to Utilipoint. The debenture has a term of 5 years and pays interest at a rate of 10% per annum. Accrued interest and unpaid interest is payable monthly (the parties can agree to mutually defer interest payments), and the unpaid principal amount is due on the five-year anniversary of the debenture. The debenture is subordinate to all indebtedness, liabilities and obligations of Utilipoint to any financial institution.
(F)      a subscription agreement pursuant to which KLI agreed to purchase up to $100,000 of the common stock of the Company at a per share purchase price of $50.00 per share for a period of up 2 months through September 1, 2009. KLI did not purchase any shares under the subscription agreement.

VI.      On July 29, 2009, Midas Medici entered into return to treasury agreements with its stockholders at that time, Nana Baffour, Johnson Kachidza, Frank Asante-Kissi and B.N. Bahadur, resulting in the return to treasury of an aggregate of 425,000 shares of the Midas Medici's common stock which resulted in the reduction of the Midas Medici 's issued and outstanding shares from 1,305,000 to 880,000. The return of shares to treasury was done in proportion to each stockholder's ownership interest in Midas Medici with no resulting change in their percentage ownership of each stockholder.

VII.    On August 21, 2009, Midas Medici completed a reverse merger transaction with Utilipoint, which resulted in Midas Medici being the "legal acquirer" and Utilipoint the "accounting acquirer". The merger was effected pursuant to Agreement and Plan of Merger dated August 10, 2009 by and among the Company, Utilipoint International, Inc. and Utilipoint Acquisition Co. Pursuant to the Merger Agreement, an aggregate of 1,348,516 shares of Midas Medici were issued to Utilipoint shareholders in exchange for 42,191 Utilipoint shares (which represented 100% of the then outstanding shares). Further, all outstanding Utilipoint options were exchanged for 172,597 Midas Medici options in accordance with the Midas Medici stock option program, adopted on July 27, 2009: Immediately after the closing of the merger and as of September 30, 2009, an aggregate of 2,310,516 shares of common stock are issued and outstanding. Hence, the 1,348,516 shares represented approximately 58% of the outstanding shares of Midas Medici. The shares of common stock issued in connection with the merger were not registered with the Securities and Exchange Commission and are considered to be restricted securities. Knox Lawrence International, LLC, KLI IP Holding, Inc. and UTP International, LLC, stockholders of Utilipoint, received an aggregate of 889,444 shares of Midas Medici common stock and options to purchase 27,168 shares of Midas Medici common stock at the closing of the merger in exchange for 27,828 shares of Utilipoint and 850 options of Utilipoint. Prior to the merger, Knox Lawrence International, LLC, owned 6,305 shares (14.9%) of Utilipoint of which 4,855 were acquired on July 23, 2007 (8,421 acquired on July 23, 2007 less 3,566 disposed of in first quarter of 2009), 1,250 were acquired on December 31, 2008 and 200 were acquired on January 15, 2009. KLI IP Holding, Inc. owned 0 shares or 0% of Utilipoint and UTP International, LLC owned 21,523 preferred shares (51%) of Utilipoint which were acquired on July 23, 2007. At the closing of the merger, the preferred shares were converted into common shares (51% of Utilipoint) at a ratio of one preferred share for one common share. In exchange for their shares of Utilipoint, each of Knox Lawrence International, LLC, KLI IP Holding, Inc. and UTP International, LLC received, 201,522 shares, 0 shares and 687,922 shares of Midas Medici, respectively, in connection with the acquisition of Utilipoint by Midas Medici. KLI IP Holding, Inc. received 27,168 options to acquire shares of Midas Medici at the closing of the merger. Each of KLI IP Holding and UTP International has no operations and their sole business is their current ownership of our shares acquired at the closing of the merger. UTP International, LLC is a wholly owned subsidiary of Knox Lawrence International, LLC. Prior to the merger, Knox Lawrence International and its affiliates owned an aggregate of 65.9% of Utilipoint and upon the consummation of the merger owns 38.5% of Midas Medici, which in turn owns 100% of Utilipoint. Nana Baffour, CEO and Johnson Kachidza, President and CFO of Midas Medici are co-founders and Managing Principals of Knox Lawrence International. Messrs. Baffour, Kachidza are the principal shareholders of Knox Lawrence International, LLC, KLI IP Holding, Inc. and each own 373.5 membership units or 37.35% of Knox Lawrence International, LLC, 150 shares or 30% of KLI IP Holding, Inc., no membership units or 0% of UTP International, LLC and have an indirect ownership in UTP International, LLC through Knox Lawrence International, LLC.

At the closing of the Merger, Midas Medici also issued options to purchase 25,000 shares of its common stock to David Steele, a former President of Utilipoint and options to purchase 10,000 of common stock each to Peter Shaw, a former Managing Director of The Intelligent Project, LLC ("IP") and Stephen Schweich, a former director of Midas Medici.

Knox Lawrence International, LLC and its affiliates have had a close relationship with Utilipoint through their ownership interests and by virtue of the involvement of Messrs Baffour and Kachidza, who in addition to serving as our CEO and President, respectively, are also Managing Members of Knox Lawrence International, LLC and control KLI IP Holding, Inc. and UTP International, LLC. Since the acquisition of Utilipoint stock by Knox Lawrence International, LLC and its affiliates in July 2007, Knox Lawrence International, LLC has provided financing to Utilipoint including:

(i)	a 10% $62,500 note due on December 31, 2013

(ii)	a 10% $10,000 note due on January 15, 2014

(iii)	a 5% $108,969 promissory note issued by IP due on June 30, 2012

(iv)	payment of dividends on behalf of Utilipoint in the amount of $178,208

(v)	deferred management fees to Knox Lawrence International, LLC in the amount of $113,978

In addition, a Utilipoint insider, Robert Bellemare, the Chief Operating Officer, has provided financing to Utilipoint including:

(i)	a $21,309 variable interest rate note which was due on August 20, 2009 but extended through 2010

(ii)	a 10% $7,500 note due on January 15, 2014

VIII.   As of August 20, 2009, Utilipoint owed $178,208 to Knox Lawrence International, LLC which represents dividends paid by Knox Lawrence International, LLC on behalf of Utilipoint. Nana Baffour, Midas Medici‘s CEO and Johnson Kachidza, itsPresident each own 373.5 membership units or 37.35% of Knox Lawrence International, LLC.

IX.      On October 14, 2009, Midas Medici and UtiliPoint, entered into a Revolving Loan Agreement with Proficio Bank. Pursuant to the terms of the Loan Agreement, the Lender agreed to lend Midas Medici up to $500,000, which amounts will be evidenced by a Senior Secured Revolving Promissory Note.

On November 2, 2010, the principal and accrued interest on the Proficio Bank Term Loan was paid in full.

X.           Consonus has entered into the following transactions with KLI. KLI owns 1,645,017 shares representing 50.5% of the outstanding common stock of Consonus, and affiliates of KLI own additional 175,000 shares, which together with KLI’s shares, represent 55.9% of the outstanding common stock of Consonus. Nana Baffour, the CEO and Co-Executive Chairman of Midas Medici and Johnson M. Kachidza, President, CFO and Co-Executive Chairman of Midas Medici are each managing principals of KLI. In addition, Messrs. Baffour and Kachidza are members of the Board of Directors of Consonus and Mr. Baffour is the Executive Chairman of Consonus.

•	Consonus recognized expenses for services provided by KLI for each of the years ended December 31, 2009 and 2008 of approximately $250,000.
•
On September 24, 2008, Consonus Acquisition Company ("CAC") issued a Secured Promissory Note to KLI. Under the terms of the note, CAC may borrow up to a maximum of $2,500,000, of which it has borrowed $1,623,485. The balance of the available funds may be used to support CAC's operating and debt servicing obligations. In connection with the issuance of the note, CAC entered into a security agreement with KLI and subordination and standstill agreement with KLI, U.S. Bank National Association and Proficio Bank, each dated as of September 24, 2008. The note is collateralized by all assets of CAC and is subordinate to the term loans with U.S. Bank. The note bears interest at the"applicable LIBOR rate" plus 12.5% (12.74% at December 31, 2009). At December 31, 2009, there is approximately $298,000 in accrued interest on the balance sheet as well as approximately $231,000 in interest expense for the year ended December 31, 2009 related to the note. Interest expense for 2008 on the KLI note was $67,000 and it was also in accrued liabilities at December 31, 2008.

Outstanding Equity Awards at Fiscal Year-End Table.

The following table sets forth information with respect to grants of options to purchase our common stock to the named executive officers at December 31, 2009.

Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Nana Baffour	0	100,000	0	2.31	07/27/2014	0	0	0	0

Johnson Kachidza	0	100,000	0	2.31	07/27/2014	0	0	0	0

Director Compensation

General

All directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties to us. Currently, no compensation is paid to our directors for services rendered to us as directors. However, at the closing of the merger transaction with Utilipoint International, Inc, Stephen Schweich, a former director, was awarded options to purchase 10,000 shares of the Company’s common stock at an exercise price of $6.00 per share.

The following table sets forth with respect to the named directors, compensation information inclusive of equity awards and payments made for the fiscal year ended December 31, 2009 in the director's capacity as director.

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Nana Baffour	0	0	0	0	0	0	0
Johnson Kachidza	0	0	0	0	0	0	0
Stephen Schweich	0	28,199	0	0	0	0	28,199
Frank Henson	0	0	0	0	0	0	0
Albert Keith Gordon	0	0	0	0	0	0	0

 (1) Effective May 15, 2009, Mr. Baffour was appointed to the Board. Effective May 30, 2009, Mr. Kachidza was appointed to the Board. Mr. Schweich resigned as a Director on September 1, 2010. Mr. Henson resigned as a Director on March 18, 2010. Mr. Gordon was appointed to the Board on March 18, 2010.

UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS

The following presents unaudited pro forma condensed combined financial statements of Midas Medici and Consonus as if the merger described above had been completed at the beginning of each of the periods presented  for statement of operations purposes and as of September  30, 2010 for balance sheet purposes. The following pro forma financial statements are based on an assumption that 100% of Consonus’ common stock is exchanged for Midas’s common stock in the merger. The merger will be accounted for as a purchase, with Consonus as the acquiring entity for accounting purposes.

 The historical data of Midas and Consonus for the year ended December 31, 2009 has been derived from their audited consolidated financial statements. The historical data of Midas and Consonus for the nine months ended September 30, 2010 has been derived from the unaudited consolidated financial statements. The unaudited pro forma condensed combined balance sheet and statements of operations are based on assumptions and include adjustments as explained in the notes thereto.

The unaudited pro forma condensed combined financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of Midas. The final allocation of the purchase price will be determined after the completion of the acquisition and will be based upon actual net tangible and intangible assets acquired as well as liabilities assumed. The preliminary purchase price allocation for Midas is subject to revision as more detailed analysis is completed and additional information on the fair values of Midas’s assets and liabilities becomes available. Any change in the fair value of the net assets of Midas will change the amount of the purchase price allocable to goodwill. Additionally, changes in Midas’s working capital, including the results of operations from September 30, 2010 through the date the transaction is completed, will change the amount of goodwill recorded. Furthermore, the final purchase price is dependent on the actual amount of Midas common and preferred stock and vested employee equity awards outstanding on the date of closing as well as the Midas share price on the date of closing. Final purchase accounting adjustments may differ materially from the pro forma adjustments presented here.

The summary unaudited pro forma condensed combined financial statements does not necessarily reflect the results of operations of Midas and Consonus that actually would have resulted had the merger been consummated as of the dates referred to above. In addition, the summary unaudited pro forma condensed consolidated financial statements for Consonus include the financial position and results of operations of Consonus Acquisition Corp., which was sold on October 1, 2010. Accordingly, such data should not be viewed as fully representative of the past performance of Midas or Consonus or indicative of future results.

These unaudited pro forma condensed combined financial statements are based upon the respective historical consolidated financial statements of Midas and Consonus and should be read in conjunction with the historical consolidated financial statements of Midas and Consonus  and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Midas and Consonus included and/or incorporated by reference in this proxy statement/prospectus.

UNAUDITED PROFORMA CONDENSED
COMBINED BALANCE SHEETS
AS OF SEPTEMBER 30, 2010
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Historical
	Consolidated Consonus Technologies, Inc.	Consolidated Midas Medici Group Holdings, Inc. and Subsidiaries	Pro Forma Adjustments	Note	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$506	$19	$-		$525
Accounts receivable, net	5,812	147	-		5,959
Deferred support costs	8,480	-	-		8,480
Other current assets	1,274	16	-		1,290
Current assets held for sale	788	-	-		788
Total current assets	16,860	182	-		17,042

Property and equipment, net	5,590	8	-		5,598
Goodwill	3,765	-	14,191	(2)	17,956
Other intangible assets, net	9,712	-	3,700	(2)	13,412
Other assets	1,059	2	-		1,061
Long-term assets held for sale	17,285	-	-		17,285
Total assets	$54,271	$192	$17,891		$72,354

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$9,438	$2,102	$-	(5)	$11,540
Revolving credit facility	-	179	-		179
Deferred revenue	13,305	137	-		13,442
Current portion of long-term debt	30,572	330	-		30,902
Preferred stock dividends payable - stated	-	42	-		42
Liabilities related to assets held for sale	885	-	-		885
Total current liabilities	54,200	2,790	-		56,990

Long-term liabilities	19,721	751	-		20,472
Long-term liabilities related to assest held for sale	1,103				1,103
Total liabilities	75,024	3,541	-		78,565

Equity (Deficit):
Preferred stock, par value $0.001; 10,000,000 shares authorized; no shares issued as of September 30, 2010	-	-	-		-
Common stock, $0.001 par value; 40,000,000 authorized; issued 2,991,516 historical shares and 7,530,455 pro forma shares outstanding and 7,955,455 pro forma issued	-	3	4	(3)	7
Additional paid in capital	16,035	1,499	16,497	(4)	34,031
Treasury stock, at cost; 425,000 at September 30, 2010	-	(1)	-		(1)
Warrants	3,309	-	(3,309)	(4)	-
Accumulated deficit	(40,052)	(4,705)	4,705	(4)	(40,052)
Accumulated other comprehensive income (loss)	(45)	6	(6)	(4)	(45)
Total stockholders' equity (deficit)	(20,753)	(3,198)	17,891		(6,060)
Non-controlling interest	-	(151)	-		(151)
Total equity (deficit)	(20,753)	(3,349)	17,891		(6,211)

Total liabilities and equity (deficit)	$54,271	$192	$17,891		$72,354

See accompanying notes to the pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED
 COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
(IN THOUSANDS, EXCEPT PER SHARE AND PER SHARE AMOUNTS)

	Consolidated Consonus Technologies, Inc.	Consolidated Midas Medici Group Holdings, Inc. and Subsidiaries	Pro Forma Adjustments	Note	Pro Forma Combined

Revenues:
Data center services and aolutions	$33,833	$-			$33,833
IT infrastructure services	3,839	-			3,839
IT infrastructure solutions	33,231	-			33,231
Utility services	-	3,009			3,009
Total revenues	70,903	3,009			73,912

Cost of revneus:
Cost of data center services and solutions	22,038	-			22,038
Cost of IT infrastructure services	2,843	-			2,843
Cost of IT infrastructure solutions	26,314	-			26,314
Cost of utility services	-	1,758			1,758
Total cost of revenues	51,195	1,758			52,953

Gross profit	19,708	1,251			20,959

Operating expenses:
Selling, general and administrative expenses	21,069	2,723			23,792
Depreciation and amortization expense	3,207	20	537	(7)	3,764
Total expenses	24,276	2,743	537		27,556

Loss from continuing operations	(4,568)	(1,492)	(537)		(6,597)

Other income (expenses):
Interest expense	2,091	89	-		2,180
Interest expense - warrants	993	-	(993)	(6)	-
Loss before income taxes	(7,652)	(1,581)	456		(8,777)

Provision for income taxes	3	1		(10)	4

Net Loss from continuing operations	(7,655)	(1,582)	456		(8,781)

Net loss attributable to non-controlling interest	-	86			86

Preferred stock dividends and dividend accretion		(313)	313	(8)	-

Income from discontinued operations	4,239	-			4,239

Net income (loss) applicable to shareholders to shareholders of combined entity	$(3,416)	$(1,809)	$769		$(4,456)

Loss per common share - basic and diluted:
Loss per share from continuing operations	$(2.42)	$(1.40)			$(1.39)
Income per share from discontinued operations	1.34	-			0.68
Loss per share	$(1.08)	$(1.40)			$(0.71)

Weighted average number of common shares outstanding - basic and diluted	3,159,078	1,290,777	1,804,861	(9)	6,254,7 16

See accompanying notes to the pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED
 COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Consolidated Consonus Technologies, Inc.	Consolidated Midas Medici Group Holdings, Inc. and Subsidiaries	Pro Forma Adjustments	Note	Pro Forma Combined

Revenues:
Data center services	$23,281	$-			$23,281
IT infrastructure services	2,766	-			2,766
IT infrastructure solutions	12,502	-			12,502
Utility services	-	901			901
Totals	38,549	901			39,450

Cost of revenues:
Cost of data center services	15,372	-			15,372
Cost of IT infrastructure services	1,888	-			1,888
Cost of IT infrastructure solutions	9,904	-			9,904
Cost of utility services	-	528			528
Total cost of revenues	27,164	528			27,692

Gross profit	11,385	373			11,758

Operating expenses:
Selling, general and administrative expenses	13,851	2,720	$-		16,571
Depreciation and amortization expense	2,485	10	402	(7)	2,897
Impairment loss - Goodwill	16,261	-			16,261
Total expenses	32,597	2,730	402		35,729

Loss from continuing operations	(21,212)	(2,357)	(402)		(23,971)

Other income (expenses):
Interest expense	1,733	99	-		1,832
Interest expense - warrants	-	-	-	(6)	-
Loss from continuing operations before income taxes	(22,945)	(2,456)	(402)		(25,803)

Provision (Benefit) for income taxes	(28)	5		(10)	(23)

Loss from continuing operations	(22,917)	(2,461)	(402)		(25,780)

Preferred stock dividends and dividend accretion		-	-	(8)	-

Income from discontinued operations	2,343	-	-		2,343

Net loss	(20,574)	(2,461)	(402)		(23,437)

Net loss attributable to non-controlling interest	-	65			65

Net loss applicable to shareholders of combined entity	$(20,574)	$(2,396)	$(402)		$(23,372)

Loss per common share - basic and diluted:
Loss per share from continuing operations	$(7.19)	$(0.95)			$(3.44)
Income per share from discontinued operations	0.73	-			0.32
Loss per share	$(6.46)	$(0.95)			$(3.12)

Weighted average number of common shares outstanding - basic and diluted	3,187,093	2,517,754	1,776,846	(9)	7,481,693

See accompanying notes to the pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS
General:

A.	The merger will be accounted for using the acquisition method. For financial accounting purposes, Consonus will be considered as the accounting acquirer of Midas.
B.	The pro forma condensed combined balance sheet has been prepared assuming the merger was consummated on September 30, 2010.
C.	The following pro forma adjustments have been applied to give effect to the merger as follows:

Balance Sheet:

1.            Purchase Price:    Issuance of 4,963,939 shares of Midas's common stock in exchange for 100% of the equity of Consonus. Since Midas is deemed to be the acquired entity for accounting purposes, its purchase price is recorded at the value of its outstanding common shares and stock options.

After consideration of the historical market price of Midas’s common stock and, on or about the date of the merger announcement the purchase price of Midas was estimated at $14.5 million. The purchase price represents the sum of (i) the estimated fair value of $12,832,000 (or $5.00 per common share) for 2,566,516 shares of Midas's common stock, $.001 par value, to be retained by the existing common stockholders of Midas, (ii) the estimated fair value of $1,710,000 for the 439,416 outstanding Midas stock options and warrants. The estimated value of Midas stock options as of September 30, 2010 was determined  by applying  the Black-Scholes Model using the stock price of $5.00 per common share, weighted average exercise price of $2.50, weighted average estimated life of 4.21 years, risk free rate of 1.47% and an expected stock price volatility of 94.02%.

2.           Allocation of Cost of the Acquired Entity: The $17.9 million excess of the fair value of Midas’s common shares over the carrying amount of Midas’s net deficit of $3.3 million has been allocated to goodwill and other intangibles. The allocation of the purchase price is subject to adjustment upon a post-merger detailed review of assets to be acquired and their fair values.

The following is a summary of the goodwill and other intangibles computation:

(in thousands)
Purchase price	$14,542
Plus:
Midas capital deficiency at September 30, 2010	3,349
Goodwill and other intangibles	$17,891

We recorded the preliminary fair values of Midas Medici’s intangible assets acquired.

The corresponding effects on amortization expense is shown in the table below ($ in Thousands):

	Preliminary fair value	Estimated life	Estimated amortization expense for the year ended December 31, 2009	Estimated amortization expense for the nine months ended September 30, 2010
Goodwill	$14,191	-	$-	$-
Content and Databases	2,000	8	250	187
Trade Name	1,200	10	120	90
Customer Relationships	500	3	167	125
Total Adjustment to Amortization of Acquired Intangibles	$17,891		$537	$402

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS

3.            Common Stock:    The unaudited pro forma condensed combined financial statements reflect the issuance of 4,963,939 shares of Midas common stock, $.001 par value, to the common stockholders of Consonus.

The following is a summary of Midas common stock to be outstanding after the merger:
Shares
Shares held by existing Midas common stockholders as at September 30, 2010	2,566,516
Shares of Midas common stock to be issued to Consonus stockholders	4,963,939
Total shares outstanding after the merger	7,530,455

4.            Additional Paid-in Capital:    This adjustment represents the issuance of the additional shares of Midas common stock in accordance with the merger, elimination of Midas accumulated other comprehensive income, elimination of Consonus warrants, less elimination of Midas historical accumulated deficit.

5.            Accrued Transaction Bonus: The one time transaction bonus for two key executive officers in accordance with their employment agreements, dated July 16, 2009, was mutually waived by the Company and the key executives.   As a method to retain senior management in the event of a change of control, the agreements provides that upon the closing of a transaction that constitutes a “liquidity event”, as such term is defined in the agreements, each executive shall be entitled to receive a transaction bonus equal to 2.99 times his then current base salary, provided that each remains employed with the Company on the closing of such liquidity event, unless their employment is terminated without cause or the executive resigns for good reason. Liquidity events include any consolidation or merger, acquisition of beneficial ownership of more than 50% of the voting shares of the Company, or any sale, lease or transfer of all or substantially all of the Company’s assets.

Statement of Operations:

6.	Interest Expense - Warrants: This adjustment represents the elimination of interest expense related to the Consonus’ warrants in accordance with the merger transaction.

7.	Depreciation and amortization: The adjustment represents the increase in amortization expense related to the preliminary fair values of Midas Medici’s intangible assets acquired (see note 2 above).

8.
Preferred Stock Dividends and Dividend Accretion:    This adjustment represents the elimination of any preferred stock dividends or dividend accretion from Midas’s (formerly Utilipoint International, Inc.) Preferred Stock that was outstanding since the Preferred Stock would have been eliminated prior to the merger.

9.
Basic and Diluted Loss per Share:    Pro forma loss per share amounts have been computed based on the average outstanding shares of Midas reported for historical purposes (2,517,754 shares for the nine months ended September 30, 2010 and 1,290,777 shares for the year ended December 31, 2009) plus the 4,963,939 shares issuable to Consonus’ stockholders. The effect of any outstanding common stock equivalents has not been included in the pro forma per share amounts as it would be anti-dilutive.

10.	Income Taxes: As a result of the cumulative losses of Midas and Consonus to date, no provision has been made for any income tax effect applicable to the foregoing pro forma adjustments.

PRINCIPAL STOCKHOLDERS OF CONSONUS

The following table sets forth certain information regarding the beneficial ownership of Consonus’ common stock as of December 29, 2010 by: (i) each director of Consonus; (ii) each of Consonus’ named executive officers; (iii) all executive officers and directors of Consonus as a group; and (iv) all those known by Consonus to be beneficial owners of more than five percent of its common stock.

Based on information available to us, all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them, unless otherwise indicated. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options or warrants currently exercisable or exercisable within 60 days after December 29, 2010 are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage of ownership of any other person. The following table is based on 3,637,472 shares of common stock outstanding as of  December 29, 2010.

Unless indicated otherwise below, the address of each officer or director listed below is c/o Consonus Technologies, Inc., 301 Gregson Drive, Cary, North Carolina, 27511.

Name and Address of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Nana Baffour	(1)	2,278,321	62.6%
Johnson M. Kachidza	(1)	2,278,321	62.6%
Daniel S. Milburn		61,625	1.7%
Robert McCarthy		30,246	*
Karen S. Bertaux		12,804	*
Justin Beckett		26,815	*
Andre Brosseau		33,417	*
Knox Lawrence International	(2)	2.278.321	62.6%
Michael G. Shook		308,745	8.5%
William M. Shook		108,735	3.0%

All directors and executive officers as a group (9 persons)		2,860,708	78.5%
* Less than 1%

(1)
Includes (a) 1,621,807 shares held by Knox Lawrence International, LLC, (b) 75,000 shares held by MMC I SOF, LLC, and (c) 100,000 held by MMC, LLC. Nana Baffour, our Executive Chairman and Johnson Kachidza, our director  holds the power to vote and dispose of the shares of Knox Lawrence International, LLC.

(2)
Includes  (a) 75,000 shares held by MMC I SOF, LLC (b) 100,000 held by UTP International, LLC, affiliates of KLI, (c) 381,514 held by Quotidian Capital, LLC and (d) 100,000 held by MMC, LLC, affiliates of KLI

PRINCIPAL STOCKHOLDERS OF MIDAS MEDICI

The following table sets forth certain information regarding the beneficial ownership of Midas Medici’s common stock as of December 29, 2010 by: (i) each director of Midas Medici; (ii) each of Midas Medici’s named executive officers; (iii) all executive officers and directors of Midas Medici as a group; and (iv) all those known by Midas Medici to be beneficial owners of more than five percent of its common stock.

Based on information available to us, all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them, unless otherwise indicated. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options or warrants currently exercisable or exercisable within 60 days after December 29, 2010 are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage of ownership of any other person. The following table is based on 2,566,516 shares of common stock outstanding as of December 29, 2010.

Unless otherwise indicated, the address of each individual named below is the address of our executive offices in New York, New York.

Name and Address of Beneficial Owner	Note	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Nana Baffour	(1)	1,261,734	46.8%
Johnson M. Kachidza	(1)	1,261,734	46.8%
Frank Asante-Kissi	(2)	100,305	3.9%
Samuel Arthur		-	*
Albert Keith Gordon		-	*
UTP International, LLC	(3)	687,922	26.8%
Knox Lawrence International, LLC	(4)	120,113	4.7%
B.N. Bahadur	(5)
c/o BKK, Ltd. 400 Galleria Office Centre, Suite 400, Southfield, MI 48034		166,876	6.5%
All directors and executive officers as a group (6 persons)		1,396,628	48.2%
* Less than 1%

(1)
Includes (a) 120,113 shares held by Knox Lawrence International, LLC, (b) 687,922 shares held by UTP International, LLC, (c) 27,168  shares underlying an option held by KLI  IP Holding, Inc., to purchase shares of the Company issued at the closing of the acquisition of Utilipoint which is currently exercisable at a price of $1.56 per share (d) 326,531 shares held individually and (e) Shares underlying an option to purchase 100,000 shares of common stock of the Company  which are currently exercisable.

(2)	Includes (a) 80,305 shares and (b) Shares underlying an option to purchase 20,000 shares of common stock of the Company.
(3)	Nana Baffour, our CEO and Johnson Kachidza hold the power to vote and dispose of the shares of UTP International, LLC.
(4)	Nana Baffour, our CEO and Johnson Kachidza hold the power to vote and dispose of the shares of Knox Lawrence International, LLC.
(5)	Includes 85,243 shares held by The Bahadur Family Foundation, Mr. Bahadur holds the power to vote and dispose of the shares of The Bahadur Family Foundation.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

The following table and the related notes present certain information with respect to the beneficial ownership of the combined company upon consummation of the merger, by (1) each director and executive officer of the combined company, (2) each person or group who is known to the managements of Midas Medici and Consonus to become the beneficial owner of more than 5% of the common stock of the combined company upon the consummation of the merger and (3) all directors and executive officers of the combined company as a group. Unless otherwise indicated in the footnotes to this table and subject to the voting agreements entered into by directors and executive officers of Midas Medici and Consonus, Midas Medici and Consonus believe that each of the persons named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

The percent of common stock of the combined company is based on 7,404,354 shares of common stock of the combined company outstanding upon the consummation of the merger and assumes that the exchange ratio to be used in connection with the merger is approximately 1.33 shares of Midas Medici common stock for each share of Consonus common stock.

Name and Address of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Nana Baffour	(1)	4,291,901	56.0%
Johnson M. Kachidza	(1)	4,291,901	56.0%
Frank Asante-Kissi	(2)	100,305	1.3%
Robert McCarthy		30,246	*
Samuel Arthur		-	*
Albert Keith Gordon		-	*
Justin Beckett		26,815	*
Hank Torbert		-	*
Andre Brosseau		44,445	*
Michael Shook		410,631	5.5%
UTP International, LLC	(3)	687,922	9.1%
Knox Lawrence International, LLC	(4)	3,150,280	41.8%

All directors and executive officers as a group (8 persons)		4,904,342	63.0%
* Less than 1%

(1)
Includes (a) 2,540,736 shares held by Knox Lawrence International, LLC, (b) 687,922 shares held by UTP International, LLC , (c) 27,168  shares underlying an option held by KLI  IP Holding, Inc., to purchase shares of the Company issued at the closing of the acquisition of Utilipoint which is currently exercisable at a price of $1.56 per share (d) 326,531 held by Mr. Baffour and (e) Shares underlying an option to purchase 100,000 shares of common stock of the Company which are currently exercisable.

(2)	Includes (a) 80,305 shares and (b) shares underlying an option to purchase 20,000 shares of common stock of the Company.
(3)	Nana Baffour, our CEO and Johnson Kachidza hold the power to vote and dispose of the shares of UTP International, LLC.
(4)	Nana Baffour, our CEO and Johnson Kachidza hold the power to vote and dispose of the shares of Knox Lawrence International, LLC

DESCRIPTION OF MIDAS MEDICI COMMON STOCK

The following information describes Midas Medici’s common stock and provisions of Midas Medici’s certificate of incorporation, as amended and bylaws, as amended, all as in effect upon the date of this joint proxy statement/prospectus. This description is only a summary. You should also refer to Midas Medici’s amended and restated certificate of incorporation and bylaws, as amended, which have been previously filed with the SEC and are incorporated by reference as exhibits into the registration statement of which this joint proxy statement/prospectus is a part and more fully described below.

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 50,000,000 shares of capital stock, of which 40,000,000 are shares of common stock, par value $.001 per share (the "Common Stock") and 10,000,000 are shares of preferred stock, par value $.001 per share (the “Preferred Stock”). As of December 29, 2010,  2,991,516  shares of Common Stock were issued and  2,566,516 of Common Stock were outstanding and no shares of Preferred Stock were issued and outstanding.

Common Stock

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of our Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities.

Preferred Stock

Our certificate of incorporation permits our Board of Directors to fix the rights, preferences and privileges of, and issue up to 10,000,000 shares of, preferred stock with voting, conversion, dividend and other rights and preferences that could adversely affect the voting power or other rights of our shareholders. The issuance of preferred stock or rights to purchase preferred stock could have the effect of delaying or preventing a change in control of our company. In addition, the possible issuance of additional preferred stock could discourage a proxy contest, make the acquisition of a substantial block of our common stock more difficult or limit the price that investors might be willing to pay for shares of our common stock.  The Board of Directors of Midas Medici has adopted a resolution that it will not offer preferred stock to its promoters except on the same terms as it is offered to all other existing or new shareholders or the issuance of such shares of preferred stock  to its promoters is approved by a majority of Midas Medici’s independent directors (who do not have an interest in the transaction and have access to independent legal counsel at Midas Medici’s expense).

The description of certain matters relating to our securities is a summary and is qualified in its entirety by the provisions of our Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to our Form 10-SB filed with the Commission on May 2, 2007.

Transfer Agent

The transfer agent for Midas Medici's common stock is Continental Stock Transfer & Trust Company.

COMPARISON OF RIGHTS OF HOLDERS OF MIDAS MEDICI STOCK AND CONSONUS STOCK

Both Midas Medici and Consonus are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Consonus stockholders will be entitled to become stockholders of Midas Medici, and their rights will be governed by the DGCL, the amended and restated certificate of incorporation of Midas Medici and the bylaws of Midas Medici, as amended.

The following is a summary of the material differences between the rights of Midas Medici stockholders and the rights of Consonus stockholders under each company’s respective charter documents and bylaws. While Midas Medici and Consonus believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Midas Medici and Consonus stockholders and is qualified in its entirety by reference to the DGCL and the various documents of Midas Medici and Consonus that are referred to in this summary. You should carefully read this entire joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Midas Medici and being a stockholder of Consonus. Midas Medici has filed copies of its amended and restated certificate of incorporation and bylaws, as amended, with the SEC, which are exhibits to the registration statement of which this joint proxy statement/prospectus is a part, and will send copies of these documents to you upon your request. Consonus will also send copies of its documents referred to herein to you upon your request. See the section entitled “Where You Can Find More Information” in this joint proxy statement/prospectus.

	Consonus	Midas Medici
Authorized Capital
The authorized capital stock of Consonus consists of 13,333,33 shares of common stock, par value $0.000001 per share, and 10,000,000 shares of preferred stock, par value $0.000001 per share. The board has the authority to designate the preferences, special rights, limitations or restrictions of the shares of preferred stock without further stockholder approval. As of December 29, 2010, 3,637,472 shares of common stock were issued and outstanding.

The authorized capital stock of Midas Medici consists of 40,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock. The board has the authority to designate the preferences, special rights, limitations or restrictions of the remaining shares of any class of stock or any series of any class without further stockholder approval. As of December 29, 2010, 2,991,516 shares of common stock were issued and  2,566,516 of common stock were outstanding.

Dividends
Under Delaware law, subject to any restrictions in the corporation ’s certificate of incorporation, a Delaware corporation may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. The Bylaws of Consonus permit the payment of dividends subject to any restrictions under Delaware law or the Company’s certificate of incorporation. Consonus has never paid a dividend on its common stock.

Under Delaware law, subject to any restrictions in the corporation ’s certificate of incorporation, a Delaware corporation may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Midas Medici has never paid a dividend on its common stock.

Cumulative Voting
Under Delaware law, stockholders of a Delaware corporation do not have the right to cumulate their votes in the election of directors, unless such right is granted in the certificate of incorporation of the corporation. Consonus ’s certificate of incorporation does not provide for cumulative voting by Consonus stockholders.

Under Delaware law, stockholders of a Delaware corporation do not have the right to cumulate their votes in the election of directors, unless such right is granted in the certificate of incorporation of the corporation. Midas Medici ’ certificate of incorporation does not provide for cumulative voting by Midas Medici stockholders.

Number of Directors
Delaware law provides that the board of directors of a Delaware corporation shall consist of one or more directors as fixed by the corporation’s certificate of incorporation or bylaws. Consonus’ bylaws provide that the number of directors shall be determined from time to time by resolution of the Board of Directors. Consonus’ board of directors currently consists of seven (7) directors

Delaware law provides that the board of directors of a Delaware corporation shall consist of one or more directors as fixed by the corporation ’s certificate of incorporation or bylaws. Midas Medici’s bylaws provide that the number of directors shall be determined from time to time by resolution of the Board of Directors. Midas Medici’s board currently consists of four (4) directors.

Classified Board of Directors
Delaware law permits, but does not require, a Delaware corporation to provide in its certificate of incorporation for a classified board of directors, dividing the board into up to three classes of directors with staggered terms of office, with only one class of directors to be elected each year for a maximum term of three years. Consonus’ certificate of incorporation provides for a classified board of directors in 3 classes designated as Class I, Class II and Class III, with the directors of Class I initially serving until the 2010 annual meeting of stockholders, Class II initially serving until the 2011 annual meeting of stockholders and Class III initially serving until the 2012 annual meeting of stockholders. Commencing with the annual meeting of stockholders in 2011, directors of each class the term of which shall then expire shall be elected for a three (3) year term.

Delaware law permits, but does not require, a Delaware corporation to provide in its certificate of incorporation for a classified board of directors, dividing the board into up to three classes of directors with staggered terms of office, with only one class of directors to be elected each year for a maximum term of three years. Midas Medici’s certificate of incorporation does not provide for a classified board of directors. Each director serves until his or her successor is elected or until his or her earlier resignation or removal. The bylaws and certificate of incorporation do not specify a specific term length for service of a director.

Removal of Directors
Delaware law provides that directors may be removed from office, with or without cause, by the holders of a majority of the voting power of all outstanding voting stock, unless the corporation has a classified board and its certificate of incorporation otherwise provides. Consonus’ and certificate of incorporation provide that any director or the entire Board of Directors may be removed, but only for cause and solely by the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding shares of the corporation entitled to vote generally in the election of directors, voting together as a single class.

Delaware law provides that directors may be removed from office, with or without cause, by the holders of a majority of the voting power of all outstanding voting stock, unless the corporation has a classified board and its certificate of incorporation otherwise provides.

Vacancies
Delaware law provides that, unless the corporation’s certificate of incorporation or bylaws provide otherwise, vacancies and newly created directorships resulting from an increase in the authorized number of directors elected by the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office. Under the bylaws of Consonus, vacancies and newly created directorships may be filled by the vote of the remaining directors though less than a quorum. If at any time, by reason of death or resignation or other cause, Consonus shall not have any directors in office, then any officer stockholder or an executor, administrator trustee or guardian of a stockholder may call a meeting of stockholders.

Delaware law provides that, unless the corporation ’s certificate of incorporation or bylaws provide otherwise, vacancies and newly created directorships resulting from an increase in the authorized number of directors elected by the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office. Under Midas the bylaws of Medici’s, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

Board Quorum and Vote Requirements
At meetings of the board of directors, a majority of the directors shall constitute a quorum for the transaction of business. The act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board.

At meetings of the board of directors, a majority of the directors shall constitute a quorum for the transaction of business. The act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board. Only when a quorum is present may the board of directors continue to do business at any such meeting.

Special Meetings of Shareholders
Delaware law permits special meetings of stockholders to be called by the board of directors and any others persons specified by the certificate of incorporation or bylaws. Delaware law permits but does not require that stockholders be given the right to call special meetings. Consonus ’~~s~~ bylaws provide that special meetings of stockholders may be called at any time by the Chairman or the Board of Directors, and any of the following with the concurrence of a majority of the Board of Directors: the Chairperson of the Board of Directors,  the Chief Executive Officer of the corporation, the President of the corporation or the Secretary of the corporation~~.~~. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Delaware law permits special meetings of stockholders to be called by the board of directors and any others persons specified by the certificate of incorporation or bylaws. Delaware law permits but does not require that stockholders be given the right to call special meetings. Midas Medici’s bylaws provide that special meetings of stockholders may be called by the chairman, the president, Vice President, Secretary or assistant secretary and by such officer at the request in writing of a majority of the board of directors or at the request of stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote.

Quorum for Shareholders Meetings
Except as otherwise expressly provided by law or by Consonus ’~~s~~ certificate of incorporation or bylaws, at all meetings of the stockholders, the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum requisite for the transaction of business.

Except as otherwise expressly provided by law or by Midas Medici’s certificate of incorporation or bylaws, at all meetings of the stockholders, the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum requisite for the transaction of business.

Advance Notice, Procedures for a Shareholder Proposal
Under Consonus ’ bylaws, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice in writing to the secretary of the Corporation , on the earlier to occur of (i) not later than the close of business on the 90th day nor earlier than the 120th prior to the first anniversary of the preceding year’s annual meeting, (ii) not less than the close of business on the 45th day not earlier than 75th day prior to the to the first anniversary of the date on which Consonus gave first provided its proxy statement to stockholders for the preceding years’ annual meeting; provided that in no event shall the annual meeting was held in the previous year or the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the previous year’s annual meeting, notice by the stockholder to be timely must be receive not earlier than the close of business on the 120th prior to the annual meeting.

The stockholder’s notice shall include (1) a brief description of the business desired to be brought before the meeting  and the reasons for conducting such business, (2) the name and address of the stockholder, (3) the class and number of share which are owned by the stockholder, and (4) any material interest of the stock holder in such business.

Under Midas Medici’s bylaws, Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

Action by Shareholders Without a Meeting
Under Delaware law, unless a corporation ’s certificate of incorporation provides otherwise, any action which may be taken at a meeting of the stockholders of a corporation may be taken by written consent without a meeting. Consonus’ bylaws provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, or by electronic transmission, setting forth the action so taken, shall be signed or authorized by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered in to the Corporation’s registered office in Delaware, its principal place of business, or an officer or agent of Consonus having custody of the book in which proceedings of meetings of stockholders are recorded.

Under Delaware law, unless a corporation’s certificate of incorporation provides otherwise, any action which may be taken at a meeting of the stockholders of a corporation may be taken by written consent without a meeting. Midas Medici’s bylaws provide that any action taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, or by electronic transmission, setting forth the action so taken, shall be signed or authorized by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered in to the Corporation’s registered office in Delaware, its principal place of business, or an officer or agent of Midas Medici having custody of the book in which proceedings of meetings of stockholders are recorded.

Amendment of Governing Documents
Procedures for Amendment of Certificate of Incorporation: Under Delaware law, the board of directors shall adopt a resolution setting forth the proposed amendment and declaring its advisability, and either call a special meeting of the stockholders entitled to vote thereon or direct that the proposed amendment shall be considered at the next annual meeting of the stockholders. The amendment shall be approved by a majority of the outstanding stock entitled to vote thereon. If the proposed amendment would adversely affect the rights, powers, par value, or preferences of the holders of either a class of stock or a series of a class of stock, then the holders of either the class of stock or series of stock, as appropriate, shall be entitled to vote as a class.

Procedures for Amendment of Certificate of Incorporation: Under Delaware law, the board of directors shall adopt a resolution setting forth the proposed amendment and declaring its advisability, and either call a special meeting of the stockholders entitled to vote thereon or direct that the proposed amendment shall be considered at the next annual meeting of the stockholders. The amendment shall be approved by a majority of the outstanding stock entitled to vote thereon. If the proposed amendment would adversely affect the rights, powers, par value, or preferences of the holders of either a class of stock or a series of a class of stock, then the holders of either the class of stock or series of stock, as appropriate, shall be entitled to vote as a class.

Procedures for Amendment of Bylaws:   Consonus ’s bylaws provide that the bylaws may be altered, amended or repealed, and new by-laws made, by the Board of Directors, but the stockholders may make additional by-laws and may alter and repeal any by-laws whether adopted by them or otherwise.

Procedures for Amendment of Bylaws:
Midas Medici’s bylaw provide that the bylaws may be altered, amended or repealed, in whole or in part, or new bylaws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice' of such meeting of stockholders or Board of Directors, as the case may be.  All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

Exculpation of Directors
Consonus ’ certificate of incorporation provides that no director of the corporation shall be personally liable to Consonus or its stockholders for monetary damages for breach of fiduciary duty as a director.

Midas Medici’s certificate of incorporation provides that a director of the corporation shall not be personally liable to the corporation to the fullest extent permissible under 7(b) of the DGCL.

Indemnification of Directors, Officers and Employees
Consonus ’s bylaws provide that it will indemnify and hold harmless, to the fullest extent permitted by applicable law, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred or suffered by such persons. An indemnified party shall also have the right to be paid expenses incurred in defending against such proceedings in advance of the final disposition of such proceeding provided, if Delaware law requires, such payment of expenses in advance of the final disposition shall be made upon the delivery to Consonus of an undertaking by or on behalf of such officer or director to repay all amounts so advance if it shall be ultimately decided that such party was not entitled to indemnification and advancement of fees.
Midas Medici ’ bylaws provide that the corporation shall indemnify its directors and officers to the fullest extent authorized by Section 145 of the DGCL.
DGCL Section 203
Under Section 203 of the DGCL, Consonus falls within the exemptions from the restrictions on business combinations because it does not have a class of voting stock that is (1) listed on a national securities exchange, or (3) held of record by more than 2,000 stockholders. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three (3) years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three (3) years prior, did own) 15% or more of the corporation ’s voting stock.

Midas Medici falls within the exemptions from the restrictions on business combinations because it does not have a class of voting stock that is (1) listed on a national securities exchange, or (3) held of record by more than 2,000 stockholders.

Consideration of Other Constituencies
Consonus ’s certificate of incorporation does not contain any provision specifically authorizing or requiring Consonus’ board of directors to consider the interests of any constituencies of Consonus other than its stockholders in considering whether to approve or oppose any corporate action.

Midas Medici ’ certificate of incorporation does not contain any provision specifically authorizing or requiring the Midas Medici’s board of directors to consider the interests of any constituencies of Midas Medici other than its stockholders in considering whether to approve or oppose any corporate action.

However, Delaware law provides that, in the performance of their duties to the corporation, directors are protected in relying on good faith upon the records of the corporation and information, opinions, reports, or statements presented to the corporation by any of the corporation ’s officers or employees, or committees of the board of directors, or by any other person as to matters the director reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

However, Delaware law provides that, in the performance of their duties to the corporation, directors are protected in relying on good faith upon the records of the corporation and information, opinions, reports, or statements presented to the corporation by any of the corporation ’s officers or employees, or committees of the board of directors, or by any other person as to matters the director reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

MIDAS MEDICI’S BUSINESS

References to “we”, “us”, “our” or similar terminology in this Section Midas Medici’s Business refer to Midas Medici.

Overview

We are a clean energy company that provides services to utilities and others to further the development of the electric grid.  The electric grid is the entire infrastructure available to generate, transmit, and distribute electricity to end users. We define the “Smart Grid” as the electrical grid, enhanced by a full spectrum of technologies and solutions designed to make it function more efficiently, reliably and securely. We believe the Smart Grid will enable consumers to make smarter decisions about electricity consumption, helping curb the rising demand for electricity while reducing their carbon footprint.

In much the same way that technological advances in microprocessors, power electronics and the internet revolutionized the telecommunications industry, we believe that technological advances are transforming the traditional electrical grid into a “Smarter Grid” and significantly improving its capabilities.  Key elements of the Smart Grid include the ability to: introduce clean energy sources into the grid; transmit, store and analyze data along the grid; communicate information between all segments of the grid; automate certain functions of the grid using advanced control systems and devices; and reduce the carbon footprint using various products, processes and services for remote demand management and ensuring affordability of electrical power.

In October 2008, the U.S. Department of Energy released a study, “The Smart Grid: An Introduction”, in which it estimated that for the past 20 years, demand growth has exceeded supply growth by 25% per year. As a result, power outages are estimated to cost U.S. businesses $100 billion per year, with 41% more power outages in the second half of the 1990s than in the first half. Smart Grid enhancements will ease congestion and increase utilization of generating capacity, sending between 50% to 300% more electricity through the existing electrical grid.

Through our wholly-owned subsidiary, Utilipoint, we provide energy industry consulting services and proprietary research in seven practice areas that encompass the entire energy and utility value chain, including:

●
Smart Meter Deployment –1) research and consulting focused on more effective deployment of smart meters to customers, and 2) efficient management of data traffic between end-users and providers of electricity;

●	Energy Investments & Business Planning –investment decision support to utilities and investment firms;
●	CommodityPoint –research and advisory services designed to assist commodities traders to manage trading risk;
●	Meter-to-Cash –independent research and consulting services applied to the utility-customer cash cycle from when a meter is read to the point cash is received;
●	Pricing & Demand Response –design mechanisms for utilities and their regulators to for setting electricity rates;
●	Public & Regulatory Issues Management –regulatory, legal and policy support services for issues associated with the generation, transmission and distribution of electricity; and
●	The Intelligent Project –highly structured, issue-focused research and executive forums to assist executives in analyzing customer related issues associated with the “Smart Grid”.

Founded in 1933, Utilipoint built its brand name in the power utility industry by supplying market data intelligence to major US utilities spanning the entire market segment from generation to consumption. Today, Utilipoint is a full service energy-focused consulting firm, providing independent research-based information, analysis, and consulting to energy companies, utilities, investors, regulators, and industry service providers alike.

In addition, we host annual conferences in the US and Europe targeted to our client base to discuss topical issues in the clean energy and Smart Grid sector.  These conferences bring together key energy industry participants such as regulators, business executives, policy makers, and investors serving the energy industry. Our flagship US annual conference attracted approximately 200 participants in 2008.  Our second annual European conference attracted approximately 100 participants in 2008. Our clients include utilities, investors, regulators, and energy industry vendors and service providers both domestically and internationally.

According to the International Energy Agency’s World Energy Outlook 2008, electric power infrastructure will require cumulative worldwide investment of over $13.6 trillion (in 2007 dollars) in 2007-2030, or 52% of the total electrical infrastructure needed. On a national level, and according to the Brattle Group, investment totaling approximately $1.5 trillion will be required between 2010 and 2030 to pay for grid infrastructure in the United States. We believe we are well positioned to benefit from the unprecedented investment in the power sector, worldwide.

Our Strategy

Our goal is to become a global leader in alternative energy and Smart Grid solutions. Our strategy is to grow our business both organically and through acquisitions by leveraging the knowledge and experience of Utilipoint and the experience of our management team’s in operating energy services companies and in acquisitions. Prior to joining our company, our management team has acquired and operated businesses with an aggregate enterprise value of approximately $600 million in the energy services sector. We intend to identify new areas of growth and expand our activities beyond our current consulting business.  We targeted the following areas of growth in the energy sector: engineering services; data and information technologies; and financial services.

Accelerate organic growth

Our organic growth strategy has been to build technology, systems and back-office infrastructure to complement our strategy of increasing market awareness of the Utilipoint brand. The technology, systems and back-office infrastructure makes use of shared platforms, collaboration tools, disaster recovery, and business continuity applications to safe guard databases and enable a mobile workforce. This strategy is designed to generate significant financial and operating leverage by attracting proven practice leaders who, in turn, make use of our technology, systems and back-office infrastructure as well as our brand to generate additional revenues and profits

Our market awareness and branding efforts capitalize on Utilipoint’s long history in the energy industry, the breadth and scope of its IssueAlert® product and other research publications, its conferences as well as partnerships with media organizations like Forbes and the Great Transformers interview series.

This strategy leverages Utilipoint’s Client Engagement Model shown below. The Utilipoint Client Engagement Model provides a method for delivering ongoing strategic value to our clients.

Figure 1. Utilipoint’s Client Engagement Model

UtiliPoint works with its vendor clients in an integrated fashion by providing energy industry consulting services as well as propriety research products and providing ongoing decision support to management.  In providing energy industry consulting services and propriety research, UtiliPoint offers specific product and service offerings with a specific time frame and deliverables and outputs (reports) to the client upon completion of the specific engagement.

Ongoing decision support consists of continuous broad based consulting services offered to the client to support their decision-making processes.  As part of these offerings, UtiliPoint provides clients with reports on developments in their market and works closely with the client to provide the necessary support needed in the short, medium and long-term decision-making process.  At times, UtiliPoint gets involved in the client’s strategy and business planning process by providing market intelligence.  UtiliPoint’s vendor clients also provide UtiliPoint with Analyst Briefings, allowing us to stay current on their latest service offerings.  Through these continuous interactions with the client, UtiliPoint is able to develop insights about the client’s business and products/services and proactively identify and suggest product improvement opportunities based on the client’s input.  UtiliPoint analysts work closely with the clients and in the course of these interactions develops new assignments to offer other UtiliPoint products and services to add value to our clients.

Pursue strategic acquisitions

A key element of our growth strategy is acquiring companies providing services and solutions that support the development of clean energy and the Smart Grid. We believe that we can leverage our management team’s expertise in investing in and operating companies in the energy services sector to expand our activities and leverage Utilipoint's core area of consulting services for marketing additional products and services. We plan to pursue an acquisition strategy to obtain new customers, increase our revenues and market presence and obtain capabilities that complement our existing portfolio of services, while focusing successfully integrating the acquisitions and their financial impact.

Our acquisition strategy cuts across the four major segments of the electricity grid: generation, transmission, distribution and end-use consumption. We believe that the ability to provide services that apply across the four segments provides the greatest opportunity to impact the development of the Smart Grid.  We believe that a comprehensive product offering will differentiate us from the other companies serving our industry sector.

• Generation: We believe that firms which provide technology or processes to allow power generation into the grid from alternative forms of energy such as solar, wind or hybrid cars enhance the Smart Grid by reducing carbon emissions. Companies that provide clean coal solutions, solutions to integrate renewables into the existing electric grid, load and asset management systems, engineering services, distributed generation technologies and support services are all critical components of Smart Grid solutions and will help reduce emissions, improve efficiency, increase reliability and promote source diversity and energy independence.

• Transmission: The transmission system can also benefit from technologies, devices and solutions including grid automation systems, superconducting wires, transmission support services, engineering services, Supervisory Control and Acquisition Data Systems (SCADA) management systems, visualization systems for control rooms, and control and management systems for dispatch. Companies providing these services and solutions enable utilities and transmission system operators to deliver electricity more efficiently, securely and reliably. We plan to acquire and grow firms that provide these types services or solutions.

• Distribution: We believe that enhanced information and communication between the utility and end-consumers is a very powerful aspect of a Smart Grid. Firms which provide the hardware and software around advanced meters and meter data management, or provide professional services around smart meter deployments and demand response programs, will be well positioned to benefit from the evolution of the Smart Grid.

• End-Use Consumption: The entire power infrastructure culminates in the usage of electricity by customers in homes and businesses. Understanding end-user behavior patterns and drivers is critical to the successful deployment of most Smart Grid solutions and technologies.  Utilipoint’s acquisition of The Intelligent Project is the first step towards participating in this critical aspect of the Smart Grid.  We intend to acquire more companies providing tools and services that serve, analyze and educate the end-user.

Some of the types of businesses that we have identified for possible acquisition include:

▪	Engineering companies that provide enabling solutions to the Smart Grid infrastructure;
▪	Technology companies that provide data warehousing technology infrastructure and data center solutions;
▪	Companies that facilitate financing of energy efficiency initiatives for consumers and commercial enterprises; and
▪	Other Smart Grid-related companies or products and services aimed at commercial and industrial customers and consumers.

Currently we have no agreements, plans or arrangements with any third parties for any acquisitions.  There can be no assurance that we will be able to consummate any strategic acquisitions, or if we are able to do so, that any one or more acquisition will prove to be profitable or otherwise beneficial to our company.

Consistent with our strategy, we made our first acquisition in August 2009, when we acquired Utilipoint International, Inc., a full service energy-focused consulting firm, providing independent research, information, analysis, and consulting to energy companies, utilities, investors, regulators, and industry service providers.

On July 1, 2009, Utilipoint completed the acquisition of 60% of The Intelligent Project, LLC, a research and advisory services firm that provides consulting services to help clients understand and consider the Smart Grid’s impact on end user customers, critical to successfully deploying Smart Grid solutions. The Intelligent Project produces highly structured, issue-focused research and executive forums to enable dialogue, innovative thinking and solutions-based strategies to emerge. The Intelligent Project’s product offering is designed to assist executives consider customer related issues associated with the Smart Grid to ensure customers’ acceptance and Smart Grid penetration. It is headquartered at Purdue Research Park in West Lafayette, Indiana.

Leverage our management team’s industry experience

Our management team, led by our CEO, Nana Baffour, and President, Johnson Kachidza, possesses a breadth and depth of industry experience which we believe will directly enable us to achieve our growth objectives. We believe that our relationships with utilities, regulators, vendors, technology leaders and investment professionals will prove valuable to us as we execute our business strategy. Prior to joining our company, the members of our management team successfully completed, as principal investors and operators, 11 energy services acquisitions with an aggregate enterprise value (market value) of approximately $600 million.  We believe that their experience and expertise will increase the likelihood of our succeeding in acquiring and managing energy services companies.

Grow our client base and increase scope of services provided to existing clients.

We intend to grow our client base by expanding our geographic presence domestically and internationally, as well as increasing the scope of services we provide our clients. We expect to focus our international expansion first on Europe, leveraging Utilipoint’s European headquarters in the Czech Republic.

Focus on higher margin contracts and recurring revenue.

We currently invoice our clients for our services based on either fixed price contracts, time or materials contracts or under “bundled service” arrangements (subscription agreements for a bundled set of analyst time and related services, typically renewed annually). We plan to focus our efforts on obtaining energy consulting assignments in the form of subscription-based revenues and bundled service agreements, which we believe will provide us with higher profit margins and increase the share of our revenue that is recurring.

Strengthen our end-to-end service offerings.

We plan to increase the number of services we market to each client, growing our revenue mix and using the comprehensive nature of our service offerings as a competitive advantage. We believe our advisory services provide us with insight into market gaps that may not be evident to our competitors. Additionally, we feel we are positioned to capture a greater portion of the implementation work on the Smart Grid that directly results from our advisory services. We believe that expanding our client engagements into implementation and evaluation and improvement services will increase the scale, scope and duration of our contracts and thus accelerate our growth.

Build upon our brand equity, invest in marketing and enhance customer relationship management.

Through our subsidiary Utilipoint, we enjoy 76 years of brand recognition as an industry expert and leader in the energy utility consulting segment spanning generation, transmission, distribution, and end-use consumption. We intend to invest in development and marketing initiatives in order to strengthen our brand recognition among potential clients. An integral part of our customer strategy is implementing our customer relationship management process that enables us to manage our customer base more effectively as customers spend more on our services. Through Utilipoint, we served 132 clients during fiscal year 2008. We intend to distinguish ourselves as a diversified clean energy and Smart Grid focused company, which, we believe, will increase the number of clients seeking our services as well as expand the acquisition opportunities available to us.

Leverage our operations.

We have designed our corporate infrastructure and systems to be scalable and to accommodate additional growth without a proportionate increase in costs. We have invested significant time and resources in developing our acquisition, integration, strategic and operational management processes and methodologies. As our revenue base grows, we expect to realize operating leverage by spreading the costs associated with our corporate infrastructure and internal systems over a larger revenue base, which would increase our operating margins. We believe that our knowledge base can be used to identify additional organic and acquisition growth opportunities.

Our Competitive Strengths

We believe that our broad product offering, our industry experience and our expertise position us well for rapid expansion into the clean energy and Smart Grid space. We believe that our competitive strengths include:

We have an experienced management team.

Our management team possesses extensive experience managing, acquiring and integrating energy services businesses. We believe our relationships with senior executives throughout the electrical energy industry and our comprehensive understanding of the US regulatory framework provide us with the insight to identify, and the skills to take advantage of, opportunities.  We think that our proven processes and methodologies will help us target, implement and integrate acquisitions.

In addition, our management team has a history of successfully building companies into stable and positive cash flow generating assets through organic, strategic and operational expertise and leveraging critical partnerships. Over the past decade, our management team has developed processes for operating and growing businesses including incentivizing management, monitoring operational and financial performance, managing sales and marketing and customer relationships.  Furthermore, we believe that our management team’s industry relationships will enable us to attract the people we need to support our acquisition strategy.

We have a highly experienced professional staff with deep subject matter knowledge.

Management believes the in-depth subject matter knowledge of our experts coupled with the corporate experience we have developed over decades of providing advisory services at the intersection of electricity and technology position us as a valuable resource to our clients and distinguish us from our competitors. More than 50% of our professional staff holds post-graduate degrees in such diverse fields as economics, engineering, business administration, information technology, law, life sciences and public policy.  In addition, our consultants have an average of 20 years of industry experience. We believe their experience and qualifications enable us to deploy multi-disciplinary teams able to identify, develop and implement solutions that are creative, pragmatic and tailored to our clients’ specific needs.

Long-standing relationships with our clients.

In the year ended December 31, 2008, Utilipoint served 132 clients. Through our Utilipoint subsidiary, we maintain a highly reference-able customer base and long-standing relationships with our clients and industry executives. We believe that our existing client base, provides an excellent foundation to acquire additional clients, while also providing opportunities to sell additional products and services to our existing clients.  We believe that our client base is a value creator for our acquisition program since it enhances our reputation as a business, making us a desirable buyer.

Versatile advisory services practice.

We believe our advisory approach to consulting, based on providing customized solutions to best address our clients’ requirements and objectives, gives us a significant competitive advantage, permitting us to gain access to key client decision makers during the initial phases of their policy, program, project or initiative which we hope to leverage into opportunities for other facets of our business.

Our analytical models and methods allow us to deliver solutions to clients.

We have developed energy-planning, benchmarking and pricing models that are used by municipalities and utilities around the world. In addition, we have developed a suite of proprietary tools, databases and project management methodologies that are utilized on client engagements. We have developed proprietary research databases, tools and publications such as Utilipoint’s Technology Vendor Analysis Matrix, QuickStrategy methodology and IssueAlert®, all of which we believe promote our competitive advantage in the energy consulting industry. Our coal plant database is widely used by power generators and their vendors to make decisions about emission control systems, siting and maintenance programs for coal plants.  Our demand response database includes data from measuring the effectiveness of demand response programs across 3,000 utilities in the US, which have been used in a 2008 report by the US Congress on demand response initiatives. We believe that these tools cannot be easily duplicated and therefore provide us with a competitive advantage.

Our Clients and Contracts

In 2009, we had 146 clients and eight-three percent (83%) of total 2009 revenue, or approximately $2.5 million, was generated from returning customers and approximately $0.5 million from new customers. Our clients are international, with representation stretching across North America, South America, Europe, Asia, Africa, Australia and the Middle East. We are active in sectors including utilities, investors, regulators, and energy industry service providers such as vendors to utilities, both domestically and internationally.  These industries include companies such as General Electric, Electronic Data Systems (EDS), SAP, Eskom Holdings, Union Fonesa SA, ICAP Energy, International Power, Alliance Data and several other blue chip utility companies.   For the years ended December 31, 2009 and 2008, two customers accounted for 25% and one customer accounted for 10% of revenue respectively.  As of December 31, 2009 and 2008, three customers accounted for approximately 51% and two customers accounted for 38% of the total outstanding net accounts receivable, respectively.

We currently have a variety of contractual arrangements with our clients, which include:

Fixed-Price Contracts

Fixed price contracts are projects where services are provided at an agreed to price for defined deliverables.

Bundled Service Agreements

Bundled Service Agreements, or BSAs, are packages of services that clients subscribe to, typically on an annual basis.  The services typically include a combination of the following:

•	Access to subject matter experts as needed, by telephone;

•	Discounted fees for Utilipoint events;

•	Advertising space on the IssueAlert® e-publication;

•	One to three reports and/or whitepapers on industry topics; and

•	Briefings on industry trends and research findings.

BSAs also include annual memberships in the Advanced Metering Infrastructure and Meter Data Management (“AMI MDM”) forum and corporate contracts. The AMI MDM forum is designed for electric, water, and/or gas utilities, regulators, utility governing boards, ISOs (Independent System Operators), and consumer advocacy groups to come together and discuss meter data management successes, problems, issues, interfaces and best practices.  Corporate contracts are characterized by an annual contract for a pre-defined amount of market research hours.  Clients of this service receive access to Utilipoint’s directory and InfoGrid products. The primary service is the block of hours purchased.

Time and Materials Contracts

Time and material contracts are services billed at a set hourly rate.  Project related expenses are passed through at cost to clients.  Normally, we invoice our clients on a monthly basis.

Our Services

Smart Meter Deployment

Our Smart Meter Deployment practice provides market research, consulting and project management services to utilities, regulators, and vendors deploying smart meter technology in the marketplace. We work with utilities to help manage smart meter pilot programs and technology implementations by managing all elements of the service offering including: program design, vendor selection, project planning and meter data management and data analysis.

As an example of our Smart Meter Deployment services, we are currently managing a residential smart meter installation and smart meter pricing pilot, where 1,400 end users will use a combination of technology and innovative rate pricing structures to reduce electricity usage. The pilot was sponsored by the local public utility, the State’s Public Utilities Commission, and a consumer advocate group. We believe it is the first in the world to test smart metering with three different advanced residential rate options.

Energy Investments & Business Planning

Our Energy Investments practice provides business planning and market studies, and helps refine business plans for companies looking for external funding, acquisition opportunities, and investment decision support. Our consultants and analysts have an understanding of the regulatory considerations impacting investment in the sector and unique strategy modeling and investment decisions support capabilities. We also work with investor groups, venture capital and private equity firms on independent analysis of investment opportunities.

As an example of our business planning services we were hired by a local utility company in Washington to advice on upcoming public vote on whether to form a new electric utility. Our assignment included performing asset and business valuations, economic and engineering feasibility studies and presentations of the results in numerous public forums. We believe our involvement helped to successfully mitigate the requirement for additional capital investment by the client.

CommodityPoint

Our CommodityPoint practice provides expert information, independent research, market studies, consulting and analyst services in the area of energy trading, transaction and risk management. We believe that our practice professionals are acknowledged and accomplished experts in their field and are relied upon by our clients to provide unambiguous and independent advice and information.

Our CommodityPoint practice recently released its 2009 TRM Vendor Perceptions Study report. The CommodityPoint TRM Vendor Perception study is repeated every two years and represents a view of how users and prospective buyers perceive the market landscape. We believe that by capturing a representation of user and buyer perceptions about the vendors in the space much can be learned regarding market maturity and the overall evolution of TRM software. This study was conducted during the first quarter of 2009 and represents user and buyer views as of the close of 2008.

Meter-to-Cash

Our Meter-to-Cash practice provides expert information, independent research, market studies, consulting and analyst services in the areas of customer care, customer information systems and customer relationship management. Our professionals are relied upon by our clients to provide unambiguous and independent advice and information. Our Meter-to-Cash clients include  utilities, cooperatives, municipals, technology vendors, software vendors and regulatory agencies.

As an example of our Meter-to-Cash services, the a Canadian Public Utility Commission, ordered a collaborative process to benchmark gas and electric customer care and billing using Utilipoint’s database. As a result, the Commission was able to use the study results to set gas and electric rates.

Pricing & Demand Response

Our pricing and demand response practice provides electricity market design and pricing services to electricity market stakeholders. Our clients include independent system operators, utilities, competitive load serving entities, demand response program providers, state and federal regulatory agencies, and businesses and investors with an interest in the design and operation of electricity markets.

As an example of these services, the Energy Policy Act of 2005 mandated demand response as the official policy of the United States. On behalf of the Federal Energy Regulatory Commission, or FERC, we surveyed over 3,000 utilities in the United States and performed analysis that contributed to a FERC Staff Report on Demand Response and Smart Metering published in 2006 and 2008 and sent to Congress as an update on progress on Smart Grid related issues including demand response and advanced metering initiatives.

Public & Regulatory Issues Management

Our Public & Regulatory Issues Management practice has a 25-year track record of working with utilities to manage potentially controversial public, regulatory, and legal issues. We believe that with our assistance, utilities can enhance public trust, and improve communications with their customers and the public.

As an example, in 2008, Utilipoint was hired to design a public outreach process including documentation of the project for public use in connection with a proposed nuclear plant and the associated 200 miles of new transmission facilities. The project was approved by state regulators with no organized public opposition.

The Intelligent Project, LLC

The Intelligent Project, LLC helps clients address and understand  issues related to the end user elements of the Smart Grid, including customer focused research and access to experts in various customer experience disciplines.  Management believes that Utilipoint’s acquisition of The Intelligent Project, LLC in July 2009 positions us to be a leader in dealing with Smart Grid customer-related issues.  The Intelligent Project brings together power industry executives with executives from other industries where significant customer transformation has occurred, such as telecommunication, financial services and retail industries where technology and regulations have transformed the customer experience to expose the power industry to events that reshaped other sectors of the economy.

In 2009, The Intelligent Project was hired by a Mid-Atlantic utility to develop a progressive ‘voice of the customer’ program to enable the utility to assess the impact of its upcoming smart meter deployment.  The team from The Intelligent Project, in partnership with academic resources from Purdue University, designed and facilitated customer focus groups and specialized research to provide data and analyses to help the client determine the best pricing models to induce adoption of smart meters.

Acquisition of the Intelligent Project, LLC

On July 1, 2009, Utilipoint acquired a 60% interest in IP. Prior to the acquisition, IP was controlled by KLI IP Holding, Inc., which held a 75% interest in IP.  KLI IP Holding, Inc. is controlled by Nana Baffour, our CEO, and Johnson Kachidza, our President, who held an aggregate 60% interest in KLI IP Holding, Inc.

IP was founded on March 10, 2009, by KLI IP Holding, Inc. and David Steele, the former president of Utilipoint and former President of a predecessor KLI portfolio company.  Nana Baffour was the managing member of IP prior to the acquisition by Utilipoint.  IP’s management committee consisted of Nana Baffour, Johnson Kachidza, David Steele and Ken Globerman, an employee of Knox Lawrence International, LLC. Prior to the acquisition, David Steele, a managing director of IP was also a senior managing director of Utilipoint.  From inception to when IP was acquired by Utilipoint, its operations were funded through loans from Knox Lawrence International, LLC. which are evidenced by a 5%, $108,969 note issued by IP to KLI IP Holding Inc., which matures on June 30, 2012.

Prior to the acquisition of IP, Utilipoint was controlled by UTP International, LLC (“UTPI”), which held a 51% interest in Utilipoint.  UTPI is a wholly owned subsidiary of KLI, in which Nana Baffour, our CEO  and Johnson Kachidza, our President,  held an indirect controlling interest.

Nana Baffour, our CEO and Johnson Kachidza, our President were directors of Utilipoint since August 2007. Mr. Baffour became Chairman of Utilipoint's board in August 2007. In August 2009 after the closing of the merger, Mr. Baffour, was appointed as  the CEO of Utilipoint.

In connection with the IP acquisition, Utilipoint entered into the following agreements:

(A) a Capital Commitment Agreement (the “Capital Agreement”) pursuant to which Utilipoint committed to contribute up to $200,000 to IP, as may be requested by IP, but in no event not in excess of $25,000 in any single request. The parties contemplated that the capital contributions under the Capital Agreement may be satisfied by capital contributions which KLI intended to make to Utilipoint in the amount of $200,000 and therefore any failure by Utilipoint to make a capital contribution to IP because it has not received sufficient funds from KLI will not constitute a default under the Capital Agreement.

(B) a Management Services Agreement with IP pursuant to which Utilipoint will provide management services and provide consultants to assist IP with IP projects.  The services will include, but are not limited to:  (i) assisting in the preparation of annual budgets, (ii) providing sales, marketing and strategic services, (iii) assisting IP with complying with reporting requirements under any financing agreements, (iv) providing legal, human resources, loss prevention and risk management services; (v) providing receivables collection services, cash management services and payroll services, (vi) any other service performed or expenses incurred by UtiliPoint for IP in the ordinary course of business.  In addition, under the Management Service agreement, Utilipoint is authorized to make payments to creditors of IP on its behalf and to collect receivables on behalf of IP; provided Utilipoint has assurance that the necessary funds for discharge of any liability or obligation will be provided by IP.

Management services will be charged to IP based on the actual expenses incurred by Utilipoint, and consultants will be charged at the same rate that Utilipoint charges to subcontract its consultants to third parties.

Utilipoint will also pay all salaries and benefits for certain employees of IP who will also provide services to Utilipoint, which will initially include David Steele and Peter Shaw (former managing directors of IP).  The Management Services Agreement has a two-year term, and, thereafter, automatically renews for one-year terms.  It may be cancelled by either party on 60 days prior written notice.

(C) an Agreement to be Bound to the Limited Liability Agreement of IP. The IP LLC Agreement provides that Net Cash Flow will be distributed as follows: first, contributed capital will be returned to the members on a pro rata basis (based on the amount of capital contributed), and, thereafter, Net Cash Flow will be distributed to the members on a percentage ownership basis.  Utilipoint’s percentage ownership immediately after the execution of the agreement by Utilipoint will be 60%.

The Limited Liability Company Agreement further provides for restrictions on the transfer of Company Interests (only to Permitted Transferees) and provides that the Members holding a majority of the Company Interests may drag-along the minority members in the event of a Sale of the Company.

(D) a Consulting Agreement which provides that KLI IP Holding Inc. will provide consulting services to Utilipoint in connection with the joint business and marketing efforts of Utilipoint and IP.  The agreement has a term of 24 months and may be terminated by either party upon 90 days advance written notice.  In exchange for its services KLI IP Holding Inc. will receive an option to purchase 850 shares of common stock of Utilipoint, which options were converted at the closing of the Utilipoint Acquisition into options to purchase 27,168 shares of common stock of Midas Medici, at an exercise price of $1.56 per share.   The options are exercisable for a term of 5 years through August 21, 2014 and are fully vested. If KLI IP Holding Inc. terminates the agreement without cause within its first year, any unexercised options held KLI IP Holding Inc. will terminate.

(E) a Revolving Senior Subordinated Debenture which provides that KLI may loan up to $100,000 to Utilipoint.  The debenture has a term of 5 years and pays interest at a rate of 10% per annum.  Accrued interest and unpaid interest is payable monthly (the parties can agree to mutually defer interest payments), and the unpaid principal amount is due on the five-year anniversary of the debenture.  The debenture is subordinate to all indebtedness, liabilities and obligations of Utilipoint to any financial institution.

(F) a subscription agreement pursuant to which KLI agreed to purchase up to $100,000 of the common stock of the Company at a per share purchase price of $50.00 per share for a period of up 2 months through September 1, 2009. KLI did not purchase any shares under the subscription agreement.

Industry Background

The Electrical Power Industry

The electrical power industry can be divided into four segments: Generation, Transmission, Distribution, and End-Use Consumption. Generation is the process of producing electrical energy or the amount of electrical energy produced by transforming other forms of energy. Transmission refers to the high-voltage, long-distance transfer of electricity. Distribution refers to medium-voltage, medium-distance transport from transmission substations to customer meters. Furthermore, distribution and transmission are commonly referred to together as the “grid”. End-Use Consumption is the use of electricity by residential, commercial and industrial customers.

Figure 2: The “traditional electric” power value chain encompassed centralized generation, high-voltage transmission, medium-voltage distribution, and end use by industrial, commercial and residential customers.

The federal government began regulating the utility industry with the passage of the Public Utility Holding Company Act of 1935, (“PUHCA”). PUHCA regulated vertically integrated monopolies that generate, transmit and distribute electricity to end users in predefined service regions.  These vertically integrated utilities are also regulated by the Federal Energy Regulatory Commission (“FERC”) and at the state level by the Public Utility Commissions. The FERC regulates the interstate transmission of natural gas, oil and electricity, including wholesale sales of electricity outside the  utilities’ predefined service region, while the PUCs generally regulate the quality of service and rates charged to retail customers.  The rates are designed to recover a PUC-determined return on investment as well as other costs incurred by the utilities.

Over the past 30 years, the benefits of the monopoly nature of the industry have been questioned and challenged. The rationale for deregulation has been driven by various factors, including: (1) a need to reduce end-user rates by introducing competition among utilities; (2) advances in technologies used to generate electricity that made it possible to produce electricity more cost effectively on a smaller scale thereby allowing the introduction of other efficient generating sources into the grid; (3) a growing consensus that the laws introduced in 1935 became obsolete with time. The FERC and the PUCs have driven an industry restructuring meant to enable and encourage the development of more efficient generation sources and to permit increased competition in order to reduce prices. The most fundamental change to the electrical energy business has been breaking up the vertically integrated utilities by separating the generation from their distribution functions. In these restructured markets, utility companies continue to operate and maintain local distribution, delivering electricity to consumers at regulated prices as before, but power generators and electricity suppliers are now allowed to openly compete to sell their electricity at market prices. ISOs and RTOs have been formed in these deregulated markets to operate the power systems, including transmission lines, energy trading, coordinating the wholesale of electricity, and establishing electricity markets.

In a deregulated environment, all utilities owning transmission lines are required to allow access to other generating sources under the same terms as the utility itself. This has facilitated the development of a wholesale market for electricity as power generated in one service region can be transmitted and sold to another, promoting competition and choice for end-users. On the other hand, the deregulated market structure has introduced challenges such as grid congestion as various power producers seek to transmit and sell power in other regions, thereby compromising the reliability of the grid. To address this potential problem, the National Electric Reliability Council has the responsibility, under the direction of FERC, to monitor the grid operators in order to maintain reliability standards designed to avoid service disruptions.

As the demand for electricity has soared, grid operators and utilities in both deregulated markets and in traditional regulated markets face the challenge of providing electricity reliably during periods of peak demand. Typically, higher consumption during peak demand is accommodated by building more generation capacity, which exacerbates greenhouse gas emissions, or buying wholesale power from other regions, which leads to grid congestion thereby compromising its reliability. Recently, government legislation, such as the Energy Policy Act of 2005, The Clean Air Act of 2005, the Energy Independence and Security Act of 2007, and the American Recovery and Reinvestment Act of 2009 have been promulgated to address national and global issues pertaining to energy security, energy independence and environmental concerns. The key structural changes in the utility industry and recent legislations have all laid the groundwork for the implementation of the Smart Grid by:

●	Expanding the sources of generation to include more efficient and environmentally friendly resources such solar and wind;
●	Opening access to the transmission and distribution system to facilitate wholesale trading of electricity between regions to introduce competition; and
●	Providing consumers with choices of where to purchase power further promoting competition.

Once implemented, we believe the Smart Grid will address the current constraints of the existing grid and make it function more efficiently, by:

●	Improving reliability through the enhanced monitoring of the grid using technology-based tools such as digital electronics and advanced controls to avoid power outages;
●	Maintaining power affordability by facilitating competition and energy efficiency through reduced usage;

●	Reinforcing U.S. global competitiveness by promoting energy independence and energy security;
●	Accommodating renewable energy sources on the grid;

●	Helping reduce the carbon footprint by decreasing consumption and thus reducing the need to build new power plants;
●	Increasing effective supply by reducing blackouts and brownouts through data-driven grid management, optimizing capacity allocation and demand response and management
●	Facilitating cost savings for utilities by automating tasks such as meter reading or remote grid monitoring; and

●	Introducing efficiencies yet to be envisioned driven by further advances to the Smart Grid.

Recent acceleration in demand for power on a global scale

According to the Energy Information Administration (EIA) Annual Energy Outlook 2008 (updated for the provisions of the American Recovery and Reinvestment Act), about 218 gigawatts (“GW”) of new generating capacity will be needed from 2007 to 2030, out of which only 47 GW are planned. Worldwide, according to EIA, net electricity generation increases by 77%, from 18.0 trillion kilowatt hours in 2006 to 31.8 trillion kilowatt hours in 2030. To put that growth in concrete terms, the world will need the equivalent of 27,600 additional 500 MW power plants. A 500 MW power plant lights 600,000 homes. Electricity is projected to supply an increasing share of the world’s total energy demand and is the fastest-growing form of end-use energy worldwide in the mid-term. Growth in demand for electricity continues to outpace growth in total energy use throughout the projection.

Management believes the challenges in meeting this growing demand are exacerbated by environmental concerns and stringent regulatory environments which make it increasingly difficult to find suitable sites, obtain permits, and construct generation, transmission and distribution facilities where they are needed most, often in densely populated areas. Management believes that the solution to these issues lie in the more efficient use of the current electric grid driven by the Smart Grid.

The Cost of Under-Investment and Grid Deterioration

According to a Smart Grid study prepared by Litos Strategic Communication for the U.S. Department of Energy, since 1982, growth in peak demand for electricity has exceeded transmission growth by almost 25% every year. Yet spending on research and development is among the lowest among all industries.

According to the International Energy Agency’s "World Energy Outlook 2008", electric power infrastructure will require cumulative worldwide investment of over $13.6 trillion (in 2007 dollars) in 2007-2030, or 52% of the total infrastructure needed. On a national level, and according to the Brattle Group, investment totaling approximately $1.5 trillion will be required between 2010 and 2030 to pay for grid infrastructure in the United States.

The Department of Energy has estimated that while today’s electricity system is 99.97% reliable, it still allows for power outages and interruptions that cost Americans at least $150 billion each year.

An Evolving Regulatory Framework

The energy regulatory environment in the US continues to be driven by a need to utilize the grid more efficiently, to encourage the use of renewables, promote energy efficiency and reduce the carbon footprint. In addition to historical legislation already discussed, new legislation is anticipated that will continue to shape the industry in favor of adopting the Smart Grid. For example, recently under the American Recovery and Reinvestment Act of 2009 ("Recovery Act") the Department of Energy announced on June 25, 2009 that it is soliciting applications for $3.9 billion in grants to support efforts to modernize the electric grid, allowing for greater integration of renewable energy sources while increasing the reliability, efficiency and security of the nation’s transmission and distribution system.

Figure 3: Renewables Portfolio Standards
Source: Transforming America's Power Industry: The Investment Challenge 2010-2030, The Brattle Group, November 2008.

Additionally, state Renewables Portfolio Standards programs to set targets for renewables adoption by different states continue to play an important role in encouraging renewables, growing in number, while existing programs are modified with more stringent targets. In total, 28 states and the District of Columbia now have mandatory Renewable Portfolio Standards "RPS" programs, and at least 4 other States have voluntary renewable energy programs.

Another critical set of regulations influencing the Smart Grid landscape are the environmental policies (as recently demonstrated with the Clean Air Act of 2005 and the American Clean Energy and Security Act of 2009 (due to be discussed and voted on in the Senate). With evidence mounting that sea levels are rising and climate volatility is increasing at a rapid pace, reducing or offsetting greenhouse gas emissions is becoming a critical element of energy industry strategy, resulting in the development of additional regulations for curbing emissions that significantly affect energy industry operations. Entirely new markets will be created in response to problems associated with emissions, such as carbon credits emission trading.

State (and potentially federal) Renewable Portfolio Standards "RPS" and likely federal carbon legislation are helping to drive the demand and economics for renewable development, which subsequently requires significant transmission investment.  There is a need to connect remotely located renewable resources, particularly wind, to the grid and provide such power access to high-power price and/or renewable constrained load centers.

The need for significant investment in transmission to tap the nation’s wind energy potential and improved the overall efficiency of the grid is highlighted in the favorable treatment of renewable energy and the Smart Grid in Recovery Act. The bill provides $16.8 billion in direct spending for renewable energy and energy efficiency programs over the next ten years. The bill also provides $11 billion to modernize the nation's electricity grid with smart grid technology. This includes $4.5 billion for the DOE Office of Electricity Delivery and Energy Reliability for activities to modernize the nation's electrical grid, integrate demand response equipment and implement smart grid technologies. In addition, $6.5 billion is provided for two federal power marketing administrations to assist with financing the construction, acquisition, and replacement of their transmission systems.

Building a Smarter Grid

For roughly a century, the developed world has delivered electric power using the same basic four-step approach described in the previous section and depicted in Figure 1.  The elements of this traditional grid critical to its operations have included analog electromechanical devices used to capture and store data; one-way communication system to facilitate communication between the utility and the customer and by human labor to monitor and control the grid. In much the same way that technological advances in microprocessors, power electronics and the internet revolutionized the telecommunications industry as it transitioned from analog to digital, dramatically improving our communication capabilities, these similar technological advances are continuously transforming the traditional grid into a “Smarter Grid” significantly improving its capabilities.  The heart of an intelligently managed grid, in our view, is the smart meter. While automated meter reading originated as a means for utilities to save money and speed up the billing process, management believes metering technology is the a key building block to the Smart Grid. The smart meter generates data to facilitate communication between the end-user customer and the utility.

Figure 4: Illustrates how the current grid is evolving into a smarter grid capable of functioning more efficiently
Source: “The Electricity Economy, New Opportunities from the Transformation of the Electric Power Sector”, Global Environment Fund, August 2008.

With the aid of concepts proven in telecommunications, computing and the internet, the “smarter grid” uses digital electronic systems and devices to capture, store and analyze data into useful information; advanced control systems capable of automating certain functions of the grid; and communications platforms capable of two way communications among the various components of the grid.  As a result, for example, a system operator may be able to sense, predict, diagnose and remotely mitigate issues in the grid that might previously have caused an outage or blackout, thereby increasing reliability of the grid. In another instance, the “smarter grid” might introduce a renewable source of generation in response to higher demand by a customer in real time or re-route power in a congested part of the grid to avoid a blackout.

Figure 5: The modernized grid lies at the intersection of telecommunications, computing and internet technologies.
Source:  “The Emerging Smart Grid, Investment and Entrepreneurial Potential in the Electric Power Grid of the Future”, Global Environment Fund, October 2005.

In particular, Advanced Metering Infrastructure Meter Data Management, an important capability of the Smart Grid, is the technology platform or architecture that enables the communication and interoperability of the various devices and participants of the Smart Grid to collect, analyze, transfer and interpret data and convert it into useful information. AMI allows utilities the ability to offer time-of-use rates, critical peak pricing, and peak load reduction, and to perform flexible demand response. To facilitate these capabilities, data management and warehousing capabilities and hardware and software platforms are critical for a Smart Grid infrastructure. Growth in these services is a function of smart meter penetration. As indicated in Figure 6, smart meter penetration in the USA was 4.7% in 2008.

Figure 6: United States 2008 penetration of advanced metering
Source: 2008 FERC Survey

From a macro perspective, AMI/MDM technology is part of the overall umbrella of demand-side management programs, and supports the build out of a Smart Grid, whereby utilities can communicate with customers (households as well as commercial enterprises) in real time via their network on the power grid.  Potential smart-grid applications include, but are not limited to, thermal management, such as food storage (refrigerators and freezers) and heating, ventilating, and air conditioning systems, automated lighting system management, the operation of home appliances, and the charging of electronics.  On a very broad level, the efficient and economic dispatch of increasingly expensive resources and the reduction of environmental emissions are two very significant societal and environmental benefits of AMI/MDM and smart meters.

Overall, key elements of the Smart Grid made possible by technological advances include ability to introduce clean energy sources into the grid; to transmit, store and analyze data from the grid; to communicate information between all segments of the grid; to automate certain functions of the grid using advanced control systems and devices; and to reduce the carbon footprint using various products, services and processes. A majority of the products and services that are used to deploy Smart Grid solutions can be categorized under the following: engineering solutions, data warehousing and information technology solutions, consulting and advisory services.  Within the electric power industry, these elements drive most product and service offerings of companies that participate in the Smart Grid sector, such as our company.

It is estimated by Litos Strategic Communication for the U.S. Department of Energy that Smart Grid enhancements will ease congestion and increase utilization (of full capacity), sending 50% to 300% more electricity through existing energy corridors.

The Market Opportunity

A confluence of various factors including; (1) rising energy demand, (2) regulatory, environmental, construction cost constraints on upgrading the current electric grid and building new power plants, and (3) technological advances in telecommunications, computing and internet technology, have resulted in the Smart Grid presenting a unique and cost effective solution to meeting rising energy demands while reducing the carbon footprint. We believe our Company is uniquely positioned and qualified to participate in the markets which will serve the clean energy and Smart Grid sector. Our current consulting product/services offerings, our management team’s experience and expertise in the sector and our extensive knowledge of the Smart Grid opportunities uniquely positions us to expand our product offerings into engineering services, data and information technology, and other areas relevant to the clean energy and Smart Grid sector.

Competition

We operate in a highly competitive and fragmented marketplace and compete against a number of firms in each of our key markets.  A substantial number of these firms have significantly greater infrastructure and financial resources than our company. We divide our competitive universe into three segments: (1) research and consulting services; (2) technology services and solutions; and (3) engineering services and solutions.

Some of our principal competitors in the consulting universe include mid-size, specialty consulting firms such as Navigant Consulting, Inc., FTI Consulting, Inc., and ICF International, Inc – each of which have specific utility-focused consulting practices. In addition, within our key energy and power markets, we have numerous smaller competitors, many of which have narrower service offerings and serve niche markets.

Within the technology services and solutions segment, we will compete against firms such as American Superconductor Corp., Esco Technologies Inc., Badger Meter, Inc., Echelon Corp., EnerNOC, Inc., and smaller vendors such as Orion Energy Systems, Inc. and Composite Technology Corp. Each of the aforementioned is providing utilities with clean and intelligent energy technology solutions. Firms such as Comverge Inc., Itron Inc., Echelon Corp., Neteeza Corp., Teradata Corp., and Digi International Inc. are in the market to primarily provide enterprise-class analytic tools and services. Other companies such as Quanta Services provide engineering services to enable the Smart Grid.

Finally, some of our competitors such as IBM Corp. and Electronic Data Systems, a Hewlett- Packard company, are significantly larger than us and have greater access to resources and stronger brand recognition than we do. On some of our past projects, competitors including IBM and EDS, have also been our customers.

We consider the principal competitive factors in our market to be client relationships, proprietary products or data, reputation and past performance of the firm, client references, technical knowledge and industry expertise of employees, proprietary products or data, quality of services and solutions, scope of service offerings and pricing.

Employees

As of December 29, 2010, we have 3 full time employees who work in our corporate headquarters. Utilipoint directly employs 13 full time staff members, including a professional staff of 9, and an administrative staff of 4, each of whom support our seven practice areas.

Description of properties

Our subsidiary, Utilipoint’s corporate headquarters is located in Albuquerque, New Mexico in approximately 2,400 square feet of office space under a lease that expires in January 2011 at a cost of $3,503 per month.  Additionally, Utilipoint occupies satellite offices in Tulsa, Oklahoma and Sugar Land, Texas in approximately 436 and 200 square feet of office space, respectively.  The Tulsa and Sugar Land offices are under a month-to-month lease at a cost of $600 per month and a lease that expires in October 2010 at a cost of $935 per month, respectively.  Utilipoint intends to extend each of the foregoing leases.  Utilipoint’s European headquarters is located in Brno, Czech Republic in approximately 1,000 square feet of office space. We believe that our current premises are sufficient to handle our activities for the near future.

Legal Proceedings

Presently, there are not any material pending legal proceedings to which the Company is a party or as to which any of the Company’s property is subject, and no such proceedings are known to the Company to be threatened or contemplated against it.

Midas Medici - Certain Relationships and Related Transactions

I.        Effective July 23, 2007, Utilipoint and Knox Lawrence International, LLC entered into a management agreement (the "Management Agreement") pursuant to which Knox Lawrence International, LLC provides management, consulting and financial services to Utilipoint for a period of one year with automatic annual renewals unless terminated by either party. The Management Agreement provides for annual compensation of $100,000, which payment may be deferred if after such payment the Company shall not have sufficient liquidity to pay its obligations, including dividends on its Series A Preferred Stock. Knox Lawrence International, LLC. directly and indirectly through a subsidiary owns a controlling interest in Utilipoint. Effective upon completion of the Utilipoint acquisition, the management agreement was terminated. As of September 30, 2010, Utilipoint owes an aggregate of $42,187 to Knox Lawrence International, LLC. for dividends declared but not paid.  Nana Baffour, our CEO, and Johnson Kachidza, our President, are the managing principals of Knox Lawrence International, LLC.

II.       Prior to the change in control of the Company which occurred on May 15, 2009 with the consummation of the Purchase Agreement between Mondo Management Corp. and Midas Medici (an entity that changed its name to Midas Medici Group Inc. and was subsequently dissolved on May 22, 2009), Mondo Management was the sole shareholder of the Company. Mondo Management acquired 1,000,000 shares of the Company's common stock at a purchase price of $.0175 per share, for an aggregate purchase price of $17,500 and may be deemed to be the Company's initial promoter. The former officers, directors, and stockholders of the Company prior to the consummation of the Purchase Agreement are members of Sichenzia Ross Friedman Ference LLP, our counsel. Accordingly, the members of Sichenzia Ross Friedman Ference LLP were our initial promoters.

Effective May 15, 2009, Midas Medici Group purchased all of the shares of the Company which was held by Mondo Management, the then sole shareholder of the Company, in consideration of the aggregate amount of $75,000. Mondo Management retained no interest in the Company. Upon consummation of the purchase of the shares of Mondo Management by Midas Medici Group, the officers and directors of Mondo Management resigned their positions and Nana Baffour was appointed as President and a Director, Frank Asante-Kissi was appointed Vice-President and Johnson M. Kachidza was appointed Secretary. Subsequently, on May 30, 2009, Mr. Kachiciza was appointed as a Director. Midas Medici Group upon its dissolution on May 22, 2009 distributed the 1,000,000 shares of the Company to its then existing stockholders, Nana Baffour, Johnson Kachidza, Frank Asante-Kissi and B.N Bahadur. Mondo Management did not retain any share ownership after the change of control.

III.      On January 15, 2009, Utilipoint issued a Senior Subordinated Debenture to Knox Lawrence International, LLC in the principal amount of $10,000. The Debenture provides for payment of interest in the amount of 10% per annum and matures on January 15, 2014. The outstanding balance on the Debenture as of the date hereof is $10,000. Also, on December 31, 2008, Utilipoint issued a Senior Subordinated Debenture to Knox Lawrence International, LLC in the principal amount of $62,500. The Debenture provides for payment of interest in the amount of 10% per annum. The Debenture matures on December 31, 2013. The outstanding balance on the Debenture as of September 30, 2010 is $62,500. Nana Baffour, our CEO, and Johnson Kachidza, our President, are the managing principals of Knox Lawrence International, LLC.

IV.      On June 30, 2009, the Intelligent Project, LLC issued a promissory note to KLI IP Holding, Inc. in the amount of $108,969. Interest on this note accrues at an annual percentage rate of 5%. The note matures on June 30, 2012.

V.       On July 1, 2009, in connection with Utilipoint's acquisition of its 60% owned subsidiary, The Intelligent Project, LLC ("IP"), Utilipoint entered into the following agreements:

(A)     A Capital Commitment Agreement (the "Capital Agreement") pursuant to which Utilipoint committed to contribute up to $200,000 to IP, as may be requested by IP, but in no event not in excess of $25,000 in any single request. The parties contemplate that the capital contributions under the Capital Agreement may be satisfied by capital contributions which KLI intends to make to Utilipoint in the amount of $200,000 and therefore any failure by Utilipoint to make a capital contribution to IP because it has not received sufficient funds from KLI will not constitute a default under the Capital Agreement.

(B)      A Management Services Agreement with IP pursuant to which Utilipoint will provide management services and provide consultants to assist IP with IP projects. The services will include, but are not limited to: (i) assisting in the preparation of annual budgets, (ii) providing sales, marketing and strategic services, (iii) assisting IP with complying with reporting requirements under any financing agreements, (iv) providing legal, human resources, loss prevention and risk management services; (v) providing receivables collection services, cash management services and payroll services, (vi) any other service performed or expenses incurred by UtiliPoint for IP in the ordinary course of business. In addition, under the Management Service agreement, Utilipoint is authorized to make payments to creditors of IP on its behalf and to collect receivables on behalf of IP; provided Utilipoint has assurance that the necessary funds for discharge of any liability or obligation will be provided by IP.

Management services will be charged to IP based on the actual expenses incurred by Utilipoint, and consultants will be charged at the same rate that Utilipoint charges to subcontract its consultants to third parties.

Utilipoint will also pay all salaries and benefits for certain employees of IP who will also provide services to Utilipoint, which will initially include David Steele (former President of Utilipoint) and Peter Shaw (a former managing director of IP). The Management Services Agreement has a two-year term, and, thereafter, automatically renews for one-year terms. It may be cancelled by either party on 60 days prior written notice.

(C)      An Agreement to be Bound to the Limited Liability Agreement of IP. The IP LLC Agreement provides that Net Cash Flow will be distributed as follows: first, contributed capital will be returned to the members on a pro rata basis (based on the amount of capital contributed), and, thereafter, Net Cash Flow will be distributed to the members on a percentage ownership basis. Utilipoint's percentage ownership immediately after the execution of the agreement by Utilipoint will be 60%.

The Limited Liability Company Agreement also provides that IP will be managed by a Management Committee, who, after the Utilipoint transaction, initially, will be: Nana Baffour, Johnson Kachidza, Ken Globerman and David Steele. The Members have no power or authority to manage the affairs of the company.

The Limited Liability Company Agreement further provides for restrictions on the transfer of Company Interests (only to Permitted Transferees) and provides that the Members holding a majority of the Company Interests may drag-along the minority members in the event of a Sale of the Company.

(D)     a Consulting Agreement which provides that KLI IP Holding Inc. will provide consulting services to Utilipoint in connection with the joint business and marketing efforts of Utilipoint and IP. The agreement has a term of 24 months and may be terminated by either party upon 90 days advance written notice. In exchange for its services KLI IP Holding, Inc. will receive an option to purchase 850 shares of common stock of Utilipoint, which options were converted at the closing of the Utilipoint Acquisition into options to purchase 27,168 shares of common stock of Midas Medici, at an exercise price of $1.56 per share. The options are exercisable for a term of 5 years through August 21, 2014 and are fully vested. If KLI IP Holding, Inc. terminates the agreement without cause within its first year, any unexercised options held KLI IP Holding, Inc. will terminate.

(E)      a Revolving Senior Subordinated Debenture which provides that KLI may loan up to $100,000 to Utilipoint. The debenture has a term of 5 years and pays interest at a rate of 10% per annum. Accrued interest and unpaid interest is payable monthly (the parties can agree to mutually defer interest payments), and the unpaid principal amount is due on the five-year anniversary of the debenture. The debenture is subordinate to all indebtedness, liabilities and obligations of Utilipoint to any financial institution.

(F)      a subscription agreement pursuant to which KLI agreed to purchase up to $100,000 of the common stock of the Company at a per share purchase price of $50.00 per share for a period of up 2 months through September 1, 2009. KLI did not purchase any shares under the subscription agreement.

VI.      On July 29, 2009, the Company entered into return to treasury agreements with its stockholders at that time, Nana Baffour, Johnson Kachidza, Frank Asante-Kissi and B.N. Bahadur, resulting in the return to treasury of an aggregate of 425,000 shares of the Company's common stock which resulted in the reduction of the Company's issued and outstanding shares from 1,305,000 to 880,000. The return of shares to treasury was done in proportion to each stockholder's ownership interest in the Company with no resulting change in their percentage ownership of each stockholder.

VII.    On August 21, 2009, Midas Medici completed a reverse merger transaction with Utilipoint International, Inc. ("Utilipoint"), a New Mexico Corporation, which resulted in Midas Medici being the "legal acquirer" and Utilipoint the "accounting acquirer". The merger was effected pursuant to Agreement and Plan of Merger (the "Merger Agreement") dated August 10, 2009 by and among the Company, Utilipoint International, Inc. and Utilipoint Acquisition Co. Pursuant to the Merger Agreement, an aggregate of 1,348,516 shares of Midas Medici were issued to Utilipoint shareholders in exchange for 42,191 Utilipoint shares (which represented 100% of the then outstanding shares). Further, all outstanding Utilipoint options were exchanged for 172,597 Midas Medici options in accordance with the Midas Medici stock option program, adopted on July 27, 2009: Immediately after the closing of the merger and as of September 30, 2009, an aggregate of 2,310,516 shares of common stock are issued and outstanding. Hence, the 1,348,516 shares represented approximately 58% of the outstanding shares of Midas Medici. The shares of common stock issued in connection with the merger were not registered with the Securities and Exchange Commission and are considered to be restricted securities. Knox Lawrence International, LLC, KLI IP Holding, Inc. and UTP International, LLC, stockholders of Utilipoint, received an aggregate of 889,444 shares of our common stock and options to purchase 27,168 shares of our common stock at the closing of the merger in exchange for 27,828 shares of Utilipoint and 850 options of Utilipoint. Prior to the merger, Knox Lawrence International, LLC, owned 6,305 shares (14.9%) of Utilipoint of which 4,855 were acquired on July 23, 2007 (8,421 acquired on July 23, 2007 less 3,566 disposed of in first quarter of 2009), 1,250 were acquired on December 31, 2008 and 200 were acquired on January 15, 2009. KLI IP Holding, Inc. owned 0 shares or 0% of Utilipoint and UTP International, LLC owned 21,523 preferred shares (51%) of Utilipoint which were acquired on July 23, 2007. At the closing of the merger, the preferred shares were converted into common shares (51% of Utilipoint) at a ratio of one preferred share for one common share. In exchange for their shares of Utilipoint, each of Knox Lawrence International, LLC, KLI IP Holding, Inc. and UTP International, LLC received, 201,522 shares, 0 shares and 687,922 shares of Midas Medici, respectively, in connection with the acquisition of Utilipoint by Midas Medici. KLI IP Holding, Inc. received 27,168 options to acquire shares of Midas Medici at the closing of the merger. Each of KLI IP Holding and UTP International has no operations and their sole business is their current ownership of our shares acquired at the closing of the merger. UTP International, LLC is a wholly owned subsidiary of Knox Lawrence International, LLC. Prior to the merger, Knox Lawrence International and its affiliates owned an aggregate of 65.9% of Utilipoint and upon the consummation of the merger owns 38.5% of Midas Medici, which in turn owns 100% of Utilipoint. Nana Baffour, our CEO and Johnson Kachidza, our President and CFO are co-founders and Managing Principals of Knox Lawrence International. Nana Baffour, our CEO and Johnson Kachidza, our President are the principal shareholders of Knox Lawrence International, LLC, KLI IP Holding, Inc. and each own 373.5 membership units or 37.35% of Knox Lawrence International, LLC, 150 shares or 30% of KLI IP Holding, Inc., no membership units or 0% of UTP International, LLC and have an indirect ownership in UTP International, LLC through Knox Lawrence International, LLC.

At the closing of the Merger, we also issued options to purchase 25,000 shares of our common stock to David Steele, former President of Utilipoint and options to purchase 10,000 of our common stock each to Peter Shaw, a former Managing Director of The Intelligent Project, LLC ("IP") and Stephen Schweich, a former director.

Knox Lawrence International, LLC and its affiliates have had a close relationship with Utilipoint through their ownership interests and by virtue of the involvement of Messrs Baffour and Kachidza, who in addition to serving as our CEO and President, respectively, are also Managing Members of Knox Lawrence International, LLC and control KLI IP Holding, Inc. and UTP International, LLC. Since the acquisition of Utilipoint stock by Knox Lawrence International, LLC and its affiliates in July 2007, Knox Lawrence International, LLC has provided financing to Utilipoint including:

(i)	a 10% $62,500 note due on December 31, 2013
(ii)	a 10% $10,000 note due on January 15, 2014
(iii)	a 5% $108,969 promissory note issued by IP due on June 30, 2012
(iv)	payment of dividends on behalf of Utilipoint in the amount of $178,208
(v)	deferred management fees to Knox Lawrence International, LLC in the amount of $113,978

In addition, a Utilipoint insider, Robert Bellemare, the Chief Operating Officer, has provided financing to Utilipoint including:

(i)	a $21,309 variable interest rate note which was due on August 20, 2009 but extended through 2010. As of the filing of this registration statement the balance payroll on this Note is $0.
(ii)	a 10% $7,500 note due on January 15, 2014 which was paid in full in March 2010.

VIII.   As of August 20, 2009, Utilipoint owed $178,208 to Knox Lawrence International, LLC which represents dividends paid by Knox Lawrence International, LLC on behalf of Utilipoint. Nana Baffour, our CEO and Johnson Kachidza, our President each own 373.5 membership units or 37.35% of Knox Lawrence International, LLC.

IX.      On October 14, 2009, Midas Medici and UtiliPoint, entered into a Revolving Loan Agreement with Proficio Bank. Pursuant to the terms of the Loan Agreement, the Lender agreed to lend us up to $500,000, which amounts will be evidenced by a Senior Secured Revolving Promissory Note.

On November 2, 2010, the principal and accrued interest on the Proficio Bank Term Loan was paid in full.

MIDAS MEDICI GROUP HOLDINGS, INC. AND SUBSIDIARIES SELECTED HISTORICAL CONSOLIDATED  FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data as of the dates and for the dates periods indicated. The selected historical consolidated financial data as of December 31, 2009 and 2008, and for the years ended December 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of future performance or results of operations. You should read the information presented below together with  “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

All financial data presented in thousands, except per share and share amounts.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,		For the Years Ended December 31,
	2010	2009	2010	2009	2009	2008	2007

Utility service revenues	$242	$837	$901	$2,567	$3,009	$3,661	$3,910
Cost of utility service revenue	98	506	529	1,445	1,758	2,037	2,149
Gross profit	144	331	372	1,122	1,251	1,624	1,761

Operating Expenses:
Selling, general and administrative expenses	726	821	2,720	1,785	2,723	1,878	1,548
Depreciation and amortization expense	3	4	10	14	20	18	11
Management fees	0	0	0	0	0	0	25
Total expenses	729	825	2,730	1,799	2,743	1,896	1,584

(Loss) income from operations	(585)	(494)	(2,358)	(677)	(1,492)	(272)	177

Other expenses:
Other expenses, net	(39)	(20)	(99)	(63)	(89)	(64)	(63)
Income (loss) before income taxes	(624)	(514)	(2,457)	(740)	(1,581)	(336)	114

Provision (benefit) for income taxes	1	0	5	2	1	(36)	46

Net (loss) income	(625)	(514)	(2,462)	(742)	(1,582)	(300)	68

Net loss attributable to non-controlling interest	17	70	66	71	86	0	0

Net (loss) income applicable to Midas Medici Group Holdings, Inc. and Subsidiaries	$(608)	$(444)	$(2,396)	$(671)	$(1,496)	$(300)	$68

Loss per common share - basic and diluted	$(0.24)	$(0.32)	$(0.95)	$(0.64)	$(1.40)	$(1.05)	$(0.08)

Weighted average number of common shares outstanding - basic and diluted	2,566,516	1,600,037	2,517,754	1,531,736	1,290,777	679,995	1,065,779

EBITDA (*)	$(565)	$(420)	$(2,282)	$(592)	$(1,386)	$(254)	$188

ADJUSTED EBITDA (*)	$(335)	$(224)	$(1,219)	$(396)	$(817)	$(254)	$188

			As of September 30,		As of December 31,
			2010		2009	2008	2007

Balance Sheet Data:
Cash and cash equivalents			$19		$64	$145	$-
Working capital deficiency			(2,608)		(2,149)	(1,022)	(392)
Total assets			192		395	777	859
Stockholder's deficit			$(3,198)		$(2,382)	$(1,515)	$(885)

(*)  EBITDA AND ADJUSTED EBITDA:

We define Adjusted EBITDA as operating income (loss) before interest, taxes, depreciation and amortization expenses, excluding non-cash stock-based compensation expense,  non-recurring merger costs and severance expense.   We use Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our business, develop forecasts and measure our performance against those forecasts.

We believe that analysts and investors use Adjusted EBITDA as a supplementary measure to evaluate a company’s overall operating performance. However, Adjusted EBITDA has material limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation, or as a substitute for analysis of our results as reported under GAAP. We believe that, with a full understanding of its limitations, adjusted EBITDA provides useful information regarding how our management views our business. In addition, it allows analysts, investors and other interested parties in the technology and energy consulting industries to facilitate company comparisons because it eliminates many differences caused by variations in capital structures (affecting interest expense), taxation, the life-cycle stage and “book basis” depreciation expense of facilities and equipment, as well as non-operating and one-time charges to earnings.

Adjusted EBITDA may not be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments. Our calculation of Adjusted EBITDA is not directly comparable to EBIT (earnings before interest and taxes) or EBITDA. In addition, Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; changes in, or cash requirements for, our working capital needs; our interest expense, or the cash requirements necessary to service interest or principal payments our outstanding debt; any cash requirements for the replacement of assets being depreciated or amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges; and the fact that other companies in our industry may calculate adjusted EBITDA differently than we do which limits its usefulness as a comparative measure. Adjusted EBITDA is not intended to replace operating income, net income and other measures of financial performance reported in accordance with GAAP. Rather, Adjusted EBITDA is a measure of operating performance that you may consider in addition to those measures. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA as a supplementary measure.

Set forth below is a reconciliation of net (loss) income to EBITDA to Adjusted EBITDA for the periods presented.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,		For the Years Ended December 31,
	2010	2009	2010	2009	2009	2008	2007

Reconciliation of Net Loss to EBITDA to Adjusted EBITDA	$(608)	$(444)	$(2,396)	$(671)	$(1,496)	$(300)	$68

Other expenses, net	39	20	99	63	89	64	63
Provision (benefit) for income taxes	1	0	5	2	1	(36)	46
Depreciation and amortization	3	4	10	14	20	18	11

EBITDA	(565)	(420)	(2,282)	(592)	(1,386)	(254)	188

Stock based compensation	90	196	302	196	301	-	-
Non-recurring legal and professional fees related to merger and public offering costs of MMGH	140	-	761	-	268	-	-

ADJUSTED EBITDA	$(335)	$(224)	$(1,219)	$(396)	$(817)	$(254)	$188

MIDAS MEDICI’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We were incorporated in the State of Delaware on October 30, 2006 under the name Mondo Acquisition I, Inc. We were formed as a vehicle to pursue a business combination through the acquisition of, or merger with, an operating business. On May 15, 2009, we, Mondo Management Corp., our then sole shareholder, and Midas Medici Group, Inc. entered into a Purchase Agreement.  Pursuant to the Purchase Agreement, Mondo Management Corp. sold to Midas Medici Group, Inc.  1,000,000 previously  issued  and outstanding  shares  of  the  Company's restricted common stock, comprising 100% of  the  issued  and outstanding  capital  stock  of the Company. The execution of the Purchase Agreement resulted in a change in control of the Company, both in its shareholding and management. Effective May 22, 2009, we changed our name to Midas Medici Group Holdings, Inc.

Prior to its acquisition of Utilipoint International, Inc., the Company was a “shell company” based on its business activities. Under SEC rule 12b-2 under the Securities Act of 1933, as amended (the “Securities Act”), the Company also qualified as a “shell company,” because it had no or nominal assets (other than cash) and no or nominal operations.

With the acquisition of Utilipoint on August 21, 2009, the merger was accounted for as a reverse merger and recapitalization which resulted in Midas Medici being the "legal acquirer" and Utilipoint the "accounting acquirer".

Utilipoint provides consulting services and proprietary research to its clients using multi-disciplinary teams with deep subject matter expertise, analytical methodologies, primary research and technology-enabled tools. As of the date of filing of this report, Utilipoint has 17 employees. More than 50% of Utilipoint’s professional staff hold post-graduate degrees in such diverse fields as economics, engineering, business administration, information technology, law, life sciences and public policy. Utilipoint’s senior managers have considerable industry and project management experience and an average tenure of more than 20 years in the industry. We believe this diverse pool of intellectual capital enables us to provide creative solutions to our clients’ most pressing problems.

Utilipoint is headquartered in Albuquerque, New Mexico, with two domestic regional offices in Tulsa, Oklahoma and Sugar Land, Texas. It maintains international operations through its office in Brno, Czech Republic.

Results of Operations

The following discussion highlights results from our comparison of consolidated statements of operations for the periods indicated.

Three months ended September 30, 2010 compared to three months ended September 30, 2009 (dollars in thousands)

Revenues. Revenues for the three months ended September 30, 2010 were $242.2, compared to $837.4 for the three months ended September 30, 2009. The decrease in revenues was primarily due to the Company's clients and target customers cutting budgets for discretionary spending that account for the Company's core revenues sources as a result of the recent recessionary macroeconomic conditions and management’s realigning of the business via migrating from low margin, high risk fixed-price time and materials projects to consulting projects based on products and services,  as well as high margin bundled service products, providing data, analytics and packaged subscriptions.

Cost of services. Cost of services for the three months ended September 30, 2010 were $97.7, or 40.3% of revenue, compared to $506.2 or 60.4% of revenue, for the three months ended September 30, 2009. The increase in our margins, as a result of lower cost of services as a percentage of revenues, was primarily due to decreased direct expenses such as direct travel expenses and reduced utilization of consultant services.

Selling, general and administrative expenses. Selling, general and administrative expenses for the three months ended September 30, 2010 were $726.4, compared to $820.5 for the three months ended September 30, 2009. Selling, general and administrative expenses included expenses related to the preparation and filing of the Form S-4 registration statement filed on May 3, 2010 of $140.8 and stock-based compensation charges for the options granted under the MMGH Option Plan of $89.9.

Operating loss. For the three months ended September 30, 2010, losses from operations totaled $584.8, compared to an operating loss of $493.6 for the three months ended September 30, 2009. Loss from operations increased primarily due to reduced revenues combined with expenses related to the preparation and filing of the Form S-4 registration statement and stock-based compensation charges for the options granted under the MMGH Option Plan.

Interest and tax expense. For the three months ended September 30, 2010, interest expense was $39.6, compared to $19.8 for the three months ended September 30, 2009. Tax provisions were not material for either period.

Nine months ended September 30, 2010 compared to nine months ended September 30, 2009 (dollars in thousands)

Revenues. Revenues for the nine months ended September 30, 2010 were $901.0, compared to $2,567.0 for the nine months ended September 30, 2009. The decrease in revenues was primarily due to the Company's clients and target customers cutting budgets for discretionary spending that account for the Company's core revenues sources as a result of the recent recessionary macroeconomic conditions and management’s realigning of the business via migrating from low margin, high risk fixed-price time and materials projects to consulting projects based on products and services,  as well as high margin bundled service products, providing data, analytics and packaged subscriptions.

Cost of services. Cost of services for the nine months ended September 30, 2010 were $528.5, or 58.7% of revenue, compared to $1,445.2 or 56.3% of revenue, for the nine months ended September 30, 2009. The decrease in our margins, as a result of higher cost of services as a percentage of revenues, was primarily due to increased direct labor expenses for the nine months ended September 30, 2010 compared to the three months ended September 30, 2010.

Selling, general and administrative expenses. Selling, general and administrative expenses for the nine months ended September 30, 2010 were $2,720,295, compared to $1,785.0 for the nine months ended September 30, 2009. Selling, general and administrative expenses increased significantly primarily due to expenses related to the public offering of 256,000 shares of common stock that was completed on February 22, 2010 of $760.8 and stock-based compensation charges for the options granted under the MMGH Option Plan of $302.1.

Operating loss. For the nine months ended September 30, 2010, losses from operations totaled $2,358.2, compared to an operating loss of $677.0 for the nine months ended September 30, 2009. Loss from operations increased primarily due to reduced revenues combined with expenses related to the public offering of 256,000 shares of common stock that was completed on February 22, 2010, expenses related to the preparation and filing of a Form S-4 registration statement and stock-based compensation charges for the options granted under the MMGH Option Plan.

Interest and tax expense. For the nine months ended September 30, 2010, interest expense was $98.5, compared to $62.9 for the nine months ended September 30, 2009. Tax provisions were not material for either period.

Fiscal year ended December 31, 2009 compared to fiscal year ended December 31, 2008

Net revenues. Net revenues for the year ended December 31, 2009 were $3,009,163 compared to $3,660,941 for the year ended December 31, 2008. The decrease in net revenues was primarily due to the Company's clients and target customers cutting budgets for discretionary spending (as a result of the recent recessionary macroeconomic conditions) that account for the Company's core revenues sources.

          Cost of services. Cost of services for the year ended December 31, 2009 were $1,757,823 or 58.4% of net revenue, compared to $2,037,046 or 55.6% of net revenue, for the year ended December 31, 2008. The slight decrease in our margins, as a result of higher cost of services as a percentage of net revenues, was primarily due to increased direct expenses such as utilization of focus groups and increased subcontractor labor expenses.

           Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2009 were $2,722,871, compared to $1,877,613 for the year ended December 31, 2008. Selling, general and administrative expenses increased significantly primarily due to expenses related to the preparation and filing of the registration statement as filed on August 24, 2009, stock-based compensation charges for the options granted under the Midas Medici Group Holdings Stock Options Plan ("MMGH Plan") of $301,457 and additional employee compensation costs of $114,583.

          Operating loss. For the year ended December 31, 2009, losses from operations totaled $1,491,454, compared to an operating loss of $271,563 for the year ended December 31, 2008. Loss from operations increased primarily due to reduced net revenues combined with onetime acquisition, initial public offering and stock-based compensation related expenses.

          Interest and tax expense. For the year ended December 31, 2009, interest expense was $89,638, compared to $63,942 for the year ended December 31, 2008. Tax provisions were not material for either period.

Year ended December 31, 2008 compared to year ended December 31, 2007

Net revenues. Net revenues for 2008 were $3,660,941, compared to $3,910,392 for 2007, representing a decrease of $249,451, or 6.4%. This decrease was due primarily to negative macroeconomic market conditions, impacting clients' budgets for research and consulting engagements.

Cost of services.  Cost of services for 2008 declined 5.2% to $2,037,046, or 55.6% of net revenue, compared to of $2,149,136, or 55.0% of net revenues for 2007. The dollar value cost reduction reflects our efforts to keep our costs in line with revenues.

Selling, general and administrative expenses. Selling, general and administrative expenses for 2008 were $1,877,613 or 51.3% of net revenue, compared to $1,573,028 or 40.2% of net revenue, for 2007. This 19.4% increase in selling, general and administrative expenses resulted from a variety of factors including: hiring additional staff to support our finance function and European operation and increased professional services expenses. Depreciation and amortization expenses for 2008 and 2007 were $17,845 and $10,871, respectively.

Operating income (loss). For 2008, operating loss was $271,563, down $448,920 from an operating income of $177,357 in 2007. The decrease was primarily due to the decrease in net revenues and increase in cost of services as a percent of revenue that resulted from lower staff utilization.

Interest and tax expense. For 2008, interest expense was $63,942, compared to $66,381 for 2007. Our interest expense has remained steady during the reporting period because long term debt remained relatively constant. We incurred income tax benefit of $35,815 in 2008 primarily as a result of our operating loss versus income tax expense of $45,737 in 2007 as a result of operating profits.

Non-GAAP financial measure and reconciliation (EBITDA AND ADJUSTED EBITDA):

We define Adjusted EBITDA as operating income (loss) before interest, taxes, depreciation and amortization expenses, excluding non-cash stock-based compensation expense,  non-recurring merger costs and severance expense.   We use Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our business, develop forecasts and measure our performance against those forecasts.

We believe that analysts and investors use Adjusted EBITDA as a supplementary measure to evaluate a company’s overall operating performance. However, Adjusted EBITDA has material limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation, or as a substitute for analysis of our results as reported under GAAP. We believe that, with a full understanding of its limitations, adjusted EBITDA provides useful information regarding how our management views our business. In addition, it allows analysts, investors and other interested parties in the technology and energy consulting industries to facilitate company comparisons because it eliminates many differences caused by variations in capital structures (affecting interest expense), taxation, the life-cycle stage and “book basis” depreciation expense of facilities and equipment, as well as non-operating and one-time charges to earnings.

Adjusted EBITDA may not be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments. Our calculation of Adjusted EBITDA is not directly comparable to EBIT (earnings before interest and taxes) or EBITDA. In addition, Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; changes in, or cash requirements for, our working capital needs; our interest expense, or the cash requirements necessary to service interest or principal payments our outstanding debt; any cash requirements for the replacement of assets being depreciated or amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges; and the fact that other companies in our industry may calculate adjusted EBITDA differently than we do which limits its usefulness as a comparative measure. Adjusted EBITDA is not intended to replace operating income, net income and other measures of financial performance reported in accordance with GAAP. Rather, Adjusted EBITDA is a measure of operating performance that you may consider in addition to those measures. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA as a supplementary measure.

Set forth below is a reconciliation of net loss to EBITDA to Adjusted EBITDA for the periods presented.

	Three Months Ended		Nine Months Ended
	September 30, 2010		September 30, 2010
	2010	2009	2010	2009
Reconciliation of Net Loss to EBITDA to Adjusted EBITDA
Net loss attributable to Midas Medici Group Holdings, Inc. and Subsidiaries	$(607,522)	$(443,800)	$(2,396,289)	$(670,923)

Other expenses, net	39,551	19,790	98,529	62,853
Provision (benefit) for income taxes	695	-	5,204	2,077
Depreciation and amortization	2,939	4,421	10,356	13,835

EBITDA	(564,337)	(419,589)	(2,282,200)	(592,158)

Stock based compensation	89,903	196,375	302,139	196,375
Non-recurring legal and professional fees related to merger and public offering costs of MMGH	140,776	-	760,812	-

ADJUSTED EBITDA	$(333,658)	$(223,214)	$(1,219,249)	$(395,783)

Liquidity and Capital Resources ($ in thousands)

At September 30, 2010, we had cash and cash equivalents of $19.1 and working capital deficit of $2,608.0.

Cash flow used by operations was $1,440.4 and $15.4 for the nine months ended September 30, 2010 and 2009, respectively. The increase in cash flow used by operations resulted from the net loss from operations of $2,461.9 primarily due to legal and professional expenses related to the public offering of 256,000 shares of common stock that was completed on February 22, 2010 and preparation and filing of a Form S-4 registration statement filed on May 3, 2010 of 760.8, being offset by non-cash charges from stock-based compensation of $302.1.

Net cash provided (used in) by investing activities was ($0.8) and $15.4 for the nine months ended September 30, 2010 and 2009, respectively.

Cash provided by (used in) financing activities was $1,396.6 and ($35.9) for the nine months ended September 30, 2010 and 2009, respectively. The increase is the result of proceeds received from issuance of common stock of 256,000 shares of our common stock or $1,280 in connection with our initial public offering completed on February 22, 2010.

On October 14, 2009, the Company, entered into a revolving loan agreement with Proficio Bank (the “Loan Agreement”). Pursuant to the terms of the Loan Agreement, the Lender agreed to loan up to $500 (the “Loan”) to the Company which amounts will be evidenced by a Senior Secured Revolving Promissory Note. The Loan matures on October 14, 2010, unless earlier accelerated upon the occurrence of an event of default, as such term is defined in the loan agreement. Interest on the Loan is payable monthly in arrears commencing on November 1, 2009, at a rate which is equal to The Wall Street Journal prime rate plus 2.5%, or a minimum of 6.5%. In the event of default, as such term is defined in the Loan Agreement; the interest rate shall bear additional interest of 3%. The Loan is secured by all of our property, including, all our accounts, inventory, furniture, fixtures, equipment, leasehold improvements, chattel paper and general intangibles and all proceeds thereof. In connection with the Loan, in addition to the Loan Agreement, we entered into a Security Agreement with Proficio and the holders of the senior subordinate debentures issued by Utilipoint entered into a Subordination and Standstill Agreement. There was a balance of $171.9 outstanding at September 30, 2010. As of September 30, 2010, the Company was not in compliance with the tangible net worth covenant and was in default on its revolving line of credit facility with Proficio Bank. The loan matured on October 14, 2010 and was paid in full on November 2, 2010.

Our unaudited condensed consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business and, accordingly, no adjustments have been made to recorded amounts that might result from the outcome of this uncertainty. Our accumulated deficit at September 30, 2010 was $4,705.3, and we incurred a net loss of $625.0 and $2,461.9 for the three and nine months ended September 30, 2010, respectively. On September 30, 2010, we had working capital deficit of $2,608.0. Historically, Utilipoint has funded its operations with cash obtained mainly from its stockholders and third-party financings.

Net proceeds of the Company’s initial public offering which was completed in February 2010, totaled $1,177.6 after taking into account underwriting discount and commissions of $102.4. The initial public offering included 256,000 shares of our common stock at a price of $5.00 per share. In addition, certain of our affiliates converted outstanding liabilities of $250 in the offering.

On April 30, 2010, the Company entered into an Agreement and Plan of Merger with Consonus Technologies, Inc. and MMGH Acquisition Corp., a wholly-owned subsidiary of the Company.

We expect that our cash flow from operations, reduction in expenses related to the merger with Consonus, growth of revenue and customer base resulting from realigning our business will allow us to meet our anticipated cash requirements for the next twelve months, excluding any additional funding we will need to pursue our acquisition strategy. Such acquisitions, if entered into, will be funded by the sale of additional debt or equity securities or additional bank financing. The sale of additional equity securities could result in additional dilution to our stockholders and there can be no guarantee that we will be successful in raising those additional funds on terms that are acceptable to us. Any acquisitions we undertake may be funded through other forms of debt, such as publicly issued or privately placed senior or subordinated debt. Our liquidity is affected by many factors, some based on the normal ongoing operations of the business and others related to the uncertainties of the industries in which we compete.

Our liquidity may also be adversely affected by the current economic conditions, including consumer spending, the ability to collect our accounts receivable and our ability to obtain working capital. There is no assurance that additional funds will be available on terms acceptable to the Company and its stockholders, or at all.
Internal Controls Over Financial Reporting

In our most recent annual report for the year ended December 31, 2009 filed with the SEC, we reported material weaknesses in the effectiveness of our internal controls over financial reporting related to the lack of segregation of duties and the need for a stronger internal control environment.   Internal control over financial reporting is designed to provide reasonable assurances regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with U.S. generally accepted accounting principles, or GAAP. These control deficiencies could result in a misstatement of account balances that would result in a reasonable possibility that a material misstatement to our financial statements may not be prevented or detected on a timely basis. Accordingly, we have determined that these control deficiencies as described above together constitute a material weakness.  Management of the Company believes that these material weaknesses are due to the small size of the Company’s accounting staff. The small size of the Company’s accounting staff may prevent adequate controls in the future, such as segregation of duties, due to the cost/benefit of such remediation.  We intend to retain additional personnel to remediate these control deficiencies in the future.

Impact of our initial public offering

In February 2010, we completed an initial public offering pursuant to which we sold 256,000 shares of common stock for gross proceeds of $1,280,000 (net proceeds available to the Company after deducting underwriting discount and commissions was $1,177,600). Over the long term, our results of operations will be affected by the costs of being a public entity, including changes in board and executive compensation, the costs of compliance with the Sarbanes-Oxley Act of 2002, the costs of complying with the Security Exchange Commission (“SEC”) requirements, and increased insurance, accounting and legal costs. These costs are not reflected in our historical results.

Realignment of our business over the last three quarters

Management has focused its efforts on realigning the business. Management’s realignment efforts have been focused on migrating from lower margin, high risk, fixed price and time and materials projects to high margin consulting projects based on products and services, bundled service products, providing data, analytics and packaged subscriptions. The Company believes its realignment will result in a significant increase in revenues and profits as well was optimization of how it manages its resources.

Increased Business Development and Executive Leadership Resources

In July 2009, with the acquisition of The Intelligent Project, LLC, two veteran executives joined the Company.  The addition of these individuals increased the Company’s resources in business development and executive leadership.  With the merger with Midas Medici, two seasoned executives are expected to contribute to the business development efforts of the Company via their extensive relationships and contacts in the energy industry.  The Company believes this addition of executive talent will significantly increase its revenues and profits while optimizing how it manages its operations.

Critical Accounting Policies and Significant Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our unaudited condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these condensed consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We review our estimates on an ongoing basis, including those related to allowances for doubtful accounts, certain revenue recognition related to contract deliverables, valuation allowances for deferred tax assets, rates at which deferred tax assets and liabilities are expected to be recorded or settled, accruals for paid time off and the estimated labor utilization rate used to determine cost of services of our foreign subsidiary. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Our management believes the following accounting policies and estimates are most critical to aid you in understanding and evaluating our reported financial results.

Revenue Recognition

The Company’s primary revenue streams and the basis on which revenue is recognized for each are as follows:

Fixed-Price Contracts
Fixed price contracts are projects where services are provided at an agreed upon price for defined deliverables. On occasion, clients with fixed price contracts will require an accounting of all hours worked on a project at an agreed upon hourly rate to accompany an invoice.

Bundled Service Agreements (“BSAs”)
BSAs are packages of services that clients subscribe to, typically on an annual contract basis. The services typically include a combination of the following:

•      Access to subject matter experts as needed, by telephone
•      Discounted fees for the Company's events
•      Advertising space on the IssueAlert® e-publication
•      One to three reports and/or whitepapers on industry topics
•      Briefings on industry trends and research findings

BSAs also include annual memberships in the Advanced Metering Infrastructure and Meter Data Management (“AMI MDM”) forum and corporate contracts. The AMI MDM forum is designed for electric, water, and/or gas utilities, regulators, utility governing boards, independent system operators and consumer advocacy groups to come together and discuss meter data management successes, problems, issues, interfaces and best practices. Corporate contracts are characterized by an annual contract for a pre-defined amount of market research hours.  Clients of this service receive access to the Company’s directory and InfoGrid products. The primary service is the block of hours purchased.

The Company believes that the substance of BSAs, indicates that the purchaser pays for a service that is delivered over time.  As a result, revenue recognition occurs over the subscription period, or in the case of corporate contracts as the hours are utilized, reflecting the pattern of provision of service.

Time and Materials Contracts (“T&M”)
T&M are services billed at a set hourly rate.  Project related expenses are passed through at cost to clients.  Normally invoices occur on monthly basis. Utilipoint recognizes revenue as billed unless the project has a major deliverable(s) associated with it, in which case the revenue is deferred until the major deliverable(s) is provided.

Events and Sponsorships
The Company hosts events such as conferences.  These events include revenues from sponsorships and registration fees which are recognized in the month of the event.  Revenues from sponsors of the AMI MDM forum are recognized over the annual subscription period, reflecting the pattern of provision of service.

The Company’s deferred revenue consists primarily of amounts received from or billed to clients in conjunction with BSAs, T&M and fixed price contracts for which revenue is recognized over time or upon completion of contract deliverables.

Recent Accounting Pronouncements

See recently adopted and issued accounting standards in Part I, Item 1. Financial Statements, Note 4 and summary of significant accounting policies.

Effects of Inflation

We generally have been able to price our contracts in a manner to accommodate the rates of inflation experienced in recent years, although we cannot be sure that we will be able to do so in the future.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our stockholders.

LEGAL MATTERS

The validity of the shares of Midas Medici common stock being offered hereby will be passed on by Sichenzia Ross Friedman Ference LLP.

EXPERTS

The consolidated financial statements of Midas Medici Group Holdings, Inc. as of and for the year ended December 31, 2009 included in this Prospectus and Registration Statement of Midas Medici Group Holdings, Inc. which is referred to and made a part of this Prospectus and Registration Statement, have been audited by J.H. Cohn LLP, independent registered public accounting firm, as set forth in their report, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Midas Medici Group Holdings, Inc. as of December 31, 2008 and for each of the years in the two-year period ended December 31, 2008 , included in this Prospectus and Registration Statement of Midas Medici Group Holdings, Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by REDW LLC, independent registered public accounting firm, as set forth in their report, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Consonus Technologies, Inc. as of and for the years ended December 31, 2009 and 2008 included in this Prospectus and Registration Statement of Midas Medici Group Holdings, Inc. which is referred to and made a part of this Prospectus and Registration Statement, have been audited by J.H. Cohn LLP, independent registered public accounting firm, as set forth in their report, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Consonus Technologies, Inc. at December 31, 2007, and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Midas Medici files annual, quarterly, current and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Midas Medici files at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site that contains annual, quarterly, current and special reports, proxy statements and other information regarding issuers that file electronically with the SEC, including Midas Medici, at http://www.sec.gov.

As of the date of this joint proxy statement/prospectus, Midas Medici has filed a registration statement on Form S-4 to register with the SEC the Midas Medici common stock that Consonus stockholders will be entitled to receive in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Midas Medici, as well as a proxy statement of Consonus for its special stockholder meeting.

Midas Medici has supplied all information contained in this joint proxy statement/prospectus relating to Midas Medici, and Consonus has supplied all information contained in this joint proxy statement/ prospectus relating to Consonus.

If you would like to request documents from Midas Medici or Consonus, please send a request in writing or by telephone to either Midas Medici or Consonus at the following address:

Midas Medici Group Holdings, Inc. 445 Park Avenue, 20th Flr New York, New York 10022 Telephone: (212) 792-0920 Attn: Investor Relations	Consonus Technologies Inc. 301 Gregson Drive Cary, North Carolina, 27511 Phone: (919) 379-8000 Attn: Investor Relations
            You should rely only on the information contained in this joint proxy statement/prospectus to vote your shares at the Midas Medici annual meeting or the Consonus special meeting. Neither Midas Medici nor Consonus has authorized anyone to provide you with information that differs from that contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated                      , 2010. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this joint proxy statement/prospectus to stockholders nor the issuance of shares of Midas Medici common stock in the merger shall create any implication to the contrary.

Information on Midas Medici’s Website

Information on any Midas Medici website is not part of this joint proxy statement/prospectus and you should not rely on that information in deciding whether to approve any of the proposals described in this joint proxy statement/prospectus, unless that information is also in this joint proxy statement/prospectus.

Information on Consonus’ Website

Information on any Consonus website is not part of this joint proxy statement/prospectus and you should not rely on that information in deciding whether to approve any of the proposals described in this joint proxy statement/prospectus, unless that information is also in this joint proxy statement/prospectus.

Midas Medici Group Holdings, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets

	September 30, 2010 (Unaudited)	December 31, 2009
		(Note 4)
ASSETS

Current assets:
Cash and cash equivalents	$19,068	$64,093
Accounts receivable, net of allowance for doubtful accounts of $110,996 and $125,041, respectively	146,599	300,394
Prepaid expenses and other current assets	16,483	9,650
Total current assets	182,150	374,137

Property and equipment, net	8,369	17,893
Other assets	1,763	2,697
Total assets	$192,282	$394,727

LIABILITIES AND DEFICIT

Current liabilities:
Accounts payable and accrued expenses	$2,101,703	$1,527,588
Revolving credit facilities	179,263	171,804
Deferred revenue	137,296	149,372
Current portion of long-term debt	322,106	484,415
Current portion of capital lease obligations	7,549	11,899
Preferred stock dividends payable - stated	42,187	178,208
Total current liabilities	2,790,104	2,523,286

Long-term debt, less current portion	750,419	333,536
Capital lease obligations, less current portion	853	5,869
Total liabilities	3,541,376	2,862,691

Commitments and contingencies

Deficit:
Deficit of Midas Medici Group Holdings, Inc. and Subsidiaries:
Preferred stock, par value $0.001; 10,000,000 shares authorized; no shares issued as of September 30, 2010 and December 31, 2009	-	-

Common stock, $0.001 par value; 40,000,000 authorized; issued 2,991,516 and outstanding 2,566,516 shares at September 30, 2010; issued 2,735,516 and outstanding 2,310,516 shares at December 31, 2009	2,992	2,736

Additional paid-in capital	1,499,246	(82,637)
Accumulated deficit	(4,705,337)	(2,309,048)
Treasury stock, at cost; 425,000 shares at September 30, 2010 and December 31, 2009	(40)	(40)
Accumulated other comprehensive income	5,493	6,867
Total stockholders' deficit of Midas Medici Group Holdings, Inc. and Subsidiaries	(3,197,646)	(2,382,122)
Non-controlling interest	(151,448)	(85,842)
Total deficit	(3,349,094)	(2,467,964)
Total liabilities and deficit	$192,282	$394,727

See the accompanying notes to unaudited condensed consolidated financial statements

Midas Medici Group Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Revenues	$242,226	$837,404	$900,980	$2,566,962
Cost of services	97,676	506,153	528,491	1,445,193
Gross margin	144,550	331,251	372,489	1,121,769

Operating expenses:
Selling, general and administrative	726,410	820,474	2,720,295	1,784,968
Depreciation and amortization	2,939	4,421	10,356	13,835
Total operating expenses	729,349	824,895	2,730,651	1,798,803
Operating loss	(584,799)	(493,644)	(2,358,162)	(677,034)

Other income (expense):
Interest income	1	1	2	2
Interest expense	(39,552)	(19,791)	(98,531)	(62,855)
Total other income (expense)	(39,551)	(19,790)	(98,529)	(62,853)
Loss before income taxes	(624,350)	(513,434)	(2,456,691)	(739,887)

Provision for income taxes	695	-	5,204	2,077
Net loss	(625,045)	(513,434)	(2,461,895)	(741,964)
Less: Net loss attributable to the non-controlling interest	17,523	69,634	65,606	71,041
Net loss attributable to common stockholders of Midas Medici Group Holdings, Inc. and Subsidiaries	(607,522)	(443,800)	(2,396,289)	(670,923)

Preferred stock dividends and dividend accretion
Preferred stock stated dividends	-	(41,708)	-	(109,958)
Preferred stock dividend accretion	-	(30,377)	-	(203,109)
Net loss applicable to common stockholders of Midas Medici Group Holdings, Inc. and Subsidiaries	$(607,522)	$(515,885)	$(2,396,289)	$(983,990)

Net loss per common share (basic and diluted)	$(0.24)	$(0.32)	$(0.95)	$(0.64)

Weighted average number of common shares (basic and diluted)	2,566,516	1,600,037	2,517,754	1,531,736

Comprehensive loss:
Net loss	$(625,045)	$(513,434)	$(2,461,895)	$(741,964)
Foreign currency translation (loss) gain	(2,451)	(4,882)	(1,374)	11,242
Total comprehensive loss	(627,496)	(518,316)	(2,463,269)	(730,722)
Comprehensive loss attributable to the non-controlling interest	17,523	69,634	65,606	71,041
Comprehensive loss attributable to Midas Medici Group Holdings, Inc. and Subsidiaries	$(609,973)	$(448,682)	$(2,397,663)	$(659,681)

See the accompanying notes to unaudited condensed consolidated financial statements

Midas Medici Group Holdings, Inc. and Subsidiaries
Condensed Consolidated Statement of Stockholders' Deficit
(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Accumulated Other Comprehensive Income	Total Stockholders' Deficit	Non-Controlling Interest	Total Deficit
	Shares	Amount			Shares	Amount
Balance - January 1, 2010	2,735,516	$2,736	$(82,637)	$(2,309,048)	425,000	$(40)	$6,867	$(2,382,122)	$(85,842)	$(2,467,964)

Sales of common stock	256,000	256	1,279,744					1,280,000		1,280,000

Stock-based compensation			302,139					302,139		302,139

Foreign currency translation							(1,374)	(1,374)		(1,374)

Loss attributed to non-controlling interest								-	(65,606)	(65,606)

Net loss attributable to Midas Medici Group Holdings, Inc. and Subsidiaries				(2,396,289)				(2,396,289)		(2,396,289)

Balance - September 30, 2010	2,991,516	$2,992	$1,499,246	$(4,705,337)	425,000	$(40)	$5,493	$(3,197,646)	$(151,448)	$(3,349,094)

See the accompanying notes to unaudited condensed consolidated financial statements

Midas Medici Group Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
 (Unaudited)

	Nine Months Ended September 30,
	2010	2009
Cash flows from operating activities:
Net loss	$(2,461,895)	$(741,964)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,356	13,835
Stock-based compensation	302,139	196,375
Changes in operating assets and liabilities, net of effects of consolidation of Utilipoint International, Inc:
Accounts receivable	157,160	150,795
Prepaid expenses and other current assets	(6,280)	20,074
Accounts payable and accrued expenses	572,961	319,705
Deferred revenue	(14,872)	25,813
Net cash used in operating activities	(1,440,431)	(15,367)

Cash flows from investing activities:
Additions to property and equipment	(824)	(1,081)
Net cash acquired from acquisition	-	16,482
Net cash provided by (used in) investing activities	(824)	15,401

Cash flows from financing activities:
Net borrowings (payments) on revolving credit facilities	7,459	(163,062)
Principal payments on capital lease obligations	(9,366)	(12,639)
Principal payments on notes payable	(268,229)	(97,260)
Proceeds from notes payable	522,803	212,046
Proceeds from issuance of common stock	1,280,000	25,000
Distribution/dividend to preferred stockholders	(136,022)	-
Net cash provided by (used in) financing activities	1,396,645	(35,915)

Effect of exchange rate changes on cash and cash equivalents	(415)	3,670
Net decrease in cash and cash equivalents	(45,025)	(32,211)
Cash and cash equivalents at beginning of period	64,093	144,546
Cash and cash equivalents at end of period	$19,068	$112,335

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$52,983	$55,350
Taxes	$5,204	$2,077

Supplemental disclosure of non-cash financing and investing activities:
Property and equipment acquired under capital leases	$-	$1,884

See the accompanying notes to unaudited condensed consolidated financial statements

MIDAS MEDICI GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

Midas Medici Group Holdings, Inc., formerly Mondo Acquisition I, Inc. (“Midas Medici”, the “Company”), was incorporated in the State of Delaware on October 30, 2006 for the purpose of raising capital that was intended to be used in connection with its business plans which included a possible merger, acquisition or other business combination with an operating business. On May 15, 2009, Mondo Management Corp., the then sole shareholder, and Midas Medici Group, Inc. entered into a Purchase Agreement. Pursuant to the Purchase Agreement, Mondo Management Corp. sold to Midas Medici Group 1,000,000 previously issued and outstanding shares of Mondo Management Corp.'s restricted common stock, comprising 100% of the issued and outstanding capital stock of Mondo Management Corp. The execution of the Purchase Agreement resulted in a change in control of the Company, both in its shareholding and management. Effective May 22, 2009, the Company changed its name to Midas Medici Group Holdings, Inc.

On August 21, 2009, Midas Medici and Utilipoint International, Inc. (“Utilipoint”), entered into a reverse merger transaction, which resulted in Midas Medici being the “legal acquirer” and Utilipoint the “accounting acquirer”. The prospective filings with the Securities and Exchange Commission (the “SEC”) included the historical financial results of Utilipoint as of and for the periods ended December 31, 2009 and 2008 and Midas Medici, and its subsidiaries only as of and for the period commencing August 21, 2009, the date of the reverse merger.

Pursuant to the Merger Agreement, an aggregate of 1,348,516 shares of Midas Medici were issued to Utilipoint shareholders in exchange for 42,191 Utilipoint shares (which represents 100% of the then outstanding shares). This includes 21,523 shares of Utilipoint Series A Preferred Stock that were converted into 687,922 Midas Medici common shares. Further, all outstanding Utilipoint options were exchanged for 172,597 Midas Medici options in accordance with the Midas Medici stock option program, adopted on July 27, 2009. Immediately after the closing of the acquisition and as of December 31, 2009, an aggregate of 2,310,516 shares of common stock were outstanding. Hence, the 1,348,516 shares represented approximately 58% of the outstanding shares of Midas Medici.

At the closing of the Merger Agreement on August 21, 2009, Midas Medici ceased to be a shell company. Any reference to “Company”, “Midas Medici”, “we” or “our” after August 21, 2009, refers to Midas Medici Group Holdings, Inc. together with our wholly-owned subsidiary Utilipoint and its subsidiaries.

References herein to Utilipoint common shares has been retrospectively adjusted to reflect the exchange ratio of 31.962187 Midas Medici common shares for each share of Utilipoint common stock in accordance with the Merger Agreement.

Utilipoint, together with its subsidiaries, is a utility and energy consulting, and issues analysis firm. Utilipoint offers public issues and regulatory management, advanced metering infrastructure and meter data management, rates and demand response, utility energy and technology, trading and risk management, and energy investment services. Utilipoint provides its services to energy companies, utilities, investors, regulators, and industry service providers primarily in North America and Europe. Utilipoint also serves select clients in Asia, South America, Africa and the Middle East. Utilipoint is incorporated under the laws of the State of New Mexico and is headquartered in Albuquerque, New Mexico, with two domestic regional offices in Tulsa, Oklahoma and Houston, Texas,. Utilipoint also has a wholly owned subsidiary, Utilipoint, s.r.o., in the Czech Republic and maintains its international operations through its office in Brno, Czech Republic.

In July 2009, Utilipoint acquired a controlling interest in The Intelligent Project, LLC (“IP”). IP is a research and advisory services firm addressing the challenges that utilities face in advancing and solving electricity consumers’ needs related to the Smart Grid. IP is headquartered in West Lafayette, Indiana. The acquisition of IP was accounted for as a combination of entities under common control. As such, expenditures amounting to $177,603 for the period from January 1, 2009 through the date of acquisition have been included in the consolidated statements of operations and comprehensive loss as if the acquisition had occurred on January 1, 2009 (See Note 11 – Related Party Transactions).

The accompanying unaudited condensed consolidated financial statements present on a consolidated basis the accounts of Midas Medici Group Holdings, Inc and subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

NOTE 2 – PLAN OF MERGER

On April 30, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Consonus Technologies, Inc. (“Consonus”) and MMGH Acquisition Corp., a wholly-owned subsidiary of the Company (the “Merger Sub”).  Pursuant to the Merger Agreement, at the closing of the Merger Agreement, Merger Sub will merge with and into Consonus and Consonus will become the Company’s wholly-owned subsidiary.

The merger will be accounted for using the acquisition method of accounting for financial reporting purposes. In a merger transaction, the acquisition method requires the identification of the acquiring entity. Consonus has been identified as the acquiring entity, and Midas as the acquired entity for accounting purposes. Under acquisition accounting, the assets and liabilities of an acquired company (Midas) as of the effective time of the acquisition are recorded at their respective fair values and added to those of the acquiring company (Consonus). Financial statements issued after the consummation of an acquisition accounted for as a purchase would reflect such values and not be restated retroactively to reflect the historical financial position or results of operations of the acquired company. The historical financial statements of the surviving corporation will be those of the accounting acquirer (Consonus) and comparative statements of the surviving corporation will be those of the accounting acquirer (Consonus) rather than the legal acquirer (Midas).

The Merger Agreement contemplates that at the closing, each Consonus stockholder, will receive, in exchange for each share of Consonus common stock held or deemed to be held by such stockholder immediately prior to the closing of the merger, the right to receive 1.33, referred to as the “Exchange Ratio” shares of the Company. The merger agreement also provides that each outstanding option and  warrant, or obligation to issue warrants, of Consonus will be exchanged for options and warrants of  the Company as would be issuable pursuant to the Exchange Ratio, with a pro rata adjustment to the exercise price. Additionally, all outstanding stock appreciation rights of Consonus shall be exchanged for stock appreciation rights of the Company at the Exchange Ratio.

The closing of the merger will occur no later than the second business day after the satisfaction or waiver of the conditions provided in the merger agreement or on such other date as the parties may agree. The closing of the merger is subject to the fulfillment of certain conditions, including, (i) stockholders of Consonus must have approved and adopted the merger agreement, (ii) the S-4 registration statement must have been declared effective by the Securities and Exchange Commission, (iii) all representations and warranties of each party must be true and correct, (iv) each party must have complied in all material respects with all covenants and agreements required to be performed in connection with the merger agreement.

The merger agreement may be terminated at any time prior to the completion of the merger agreement in accordance with the provisions outlined in the Merger Agreement.

Certain stockholders of Consonus holding in the aggregate 1,893,515 or 58.7% of the issued and outstanding shares of Consonus as of September 30, 2010, including certain members of its board of directors and mangement, in their capacities as stockholders of Consonus, have separately entered into voting agreements with Consonus in which they have agreed to vote all shares of Consonus capital stock that they beneficially owned as of the date of their respective agreements, and that they subsequently acquire, in favor of the merger, against any matter that would result in a breach of the merger agreement by Consonus and against any proposal made in opposition to, or in competition with, the consummation of the merger and the other transactions contemplated by the merger agreement.

KLI and its affiliates own an aggregate of 2,056,507 shares, representing 56.5% of the outstanding common stock of  Consonus. Nana Baffour, the CEO and Co-Executive Chairman of the Company and Johnson M. Kachidza, President, CFO and Co-Executive Chairman of the Company are each managing principals of KLI. In addition, Messrs. Baffour and Kachidza are members of the Board of Directors of Consonus and Mr. Baffour is Executive Chairman of Consonus. KLI owns 120,113 shares representing 4.7% of the outstanding common stock of the Company. In addition, Messrs Baffour and Kachidza, individually and through entities which they control own in the aggregate 1,261,734 shares representing 46.8% of the outstanding common stock of the Company. Upon the consummation of the merger, KLI will beneficially own 2,855,267 or 38.6% of the outstanding shares of the combined company. In addition, Mssrs. Baffour and Kachidza will beneficially own 3,996,888 or 53.1% of the outstanding shares of the combined company.

NOTE 3 – LIQUIDITY AND BASIS OF PRESENTATION

Our unaudited condensed consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business and, accordingly, no adjustments have been made to recorded amounts that might result from this uncertainty. Our accumulated deficit at September 30, 2010 was $4,705,337, and we incurred a net loss of $2,461,895 for the nine months ended September 30, 2010. On September 30, 2010, we had working capital deficit of $2,607,954. Historically, Utilipoint has funded its operations with cash obtained mainly from its stockholders and third-party financings.

As of September 30, 2010, the Company was not in compliance with the tangible net worth covenant and was also in default on its revolving line of credit facility (the "Credit Facility") with Proficio Bank. The credit facility matured on October 14, 2010 and was paid in full on November 2, 2010.

We expect that our cash flow from operations, reduction in expenses related to the merger with Consonus, growth of revenue and our customer base resulting from realigning our business will allow us to meet our anticipated cash requirements for the next twelve months, excluding any additional funding we will need to pursue our acquisition strategy. Such acquisitions, if entered into, will be funded by the sale of additional debt or equity securities or additional bank financing. The sale of additional equity securities could result in additional dilution to our stockholders, and there can be no assurance that we will be successful in raising those additional funds on terms that are acceptable to us. Any acquisitions we undertake may be funded through other forms of debt, such as publicly issued or privately placed senior or subordinated debt.

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)           General

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q, and therefore, do not include all the information necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2010. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated December 31, 2009 financial statements and footnotes thereto included in the Company’s SEC Form 10-K. The December 31, 2009 balance sheet has been derived from those statements.

(b)            Revenue Recognition

The Company’s primary revenue streams and the basis on which revenue is recognized for each are as follows:

Fixed-Price Contracts
Fixed price contracts are projects where services are provided at an agreed upon price for defined deliverables. On occasion, clients with fixed price contracts will require an accounting of all hours worked on a project at an agreed upon hourly rate to accompany an invoice.

Bundled Service Agreements (“BSAs”)
BSAs are packages of services that clients subscribe to, typically on an annual contract basis. The services typically include a combination of the following:

•      Access to subject matter experts as needed, by telephone
•      Discounted fees for the Company's events
•      Advertising space on the IssueAlert® e-publication
•      One to three reports and/or whitepapers on industry topics
•      Briefings on industry trends and research findings

BSAs also include annual memberships in the Advanced Metering Infrastructure and Meter Data Management (“AMI MDM”) forum and corporate contracts. The AMI MDM forum is designed for electric, water, and/or gas utilities, regulators, utility governing boards, independent system operators and consumer advocacy groups to come together and discuss meter data management successes, problems, issues, interfaces and best practices. Corporate contracts are characterized by an annual contract for a pre-defined amount of market research hours.  Clients of this service receive access to the Company’s directory and InfoGrid products. The primary service is the block of hours purchased.

The Company believes that the substance of BSAs, indicates that the purchaser pays for a service that is delivered over time.  As a result, revenue recognition occurs over the subscription period, or in the case of corporate contracts as the hours are utilized, reflecting the pattern of provision of service.

Time and Materials Contracts (“T&M”)
T&M are services billed at a set hourly rate.  Project related expenses are passed through at cost to clients.  Normally invoices occur on a monthly basis. The Company recognizes revenue as billed unless the project has a major deliverable(s) associated with it, in which case the revenue is deferred until the major deliverable(s) is provided.

Events and Sponsorships
The Company hosts events such as conferences.  These events include revenues from sponsorships and registration fees which are recognized in the month of the event.  Revenues from sponsors of the AMI MDM forum are recognized over the annual subscription period, reflecting the pattern of provision of service.

The Company’s deferred revenue consists primarily of amounts received from or billed to clients in conjunction with BSAs, T&M and fixed price contracts for which revenue is recognized over time or upon completion of contract deliverables.

(c)           Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  Significant estimates include: allowances for doubtful accounts, stock-based compensation expense assumptions, certain revenue recognition methodologies related to contract deliverables, valuation allowances for deferred tax assets, rates at which deferred tax assets and liabilities are expected to be recorded or settled, accruals for paid time off and the estimated labor utilization rate used to determine cost of services for the Company’s foreign subsidiary.

(d)           Fair Value of Financial Instruments

The carrying amounts of financial instruments, which include cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses, other current liabilities, revolving credit facility and debt approximate their fair values due to their short maturities and variable interest rate on the revolving credit facility and fixed rates which approximate market rates on notes payable.

(e)           Stock-Based Compensation

The Company accounts for stock-based compensation arrangements in accordance with the provision of ASC 718-10 and ASC 505-50 “Stock Compensation and Equity Based Payments to Non-Employees.” ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods.  In accordance with ASC 505-50, “Equity-Based Payments to Non-Employees.”, the options granted to non-employees are re-measured as they vest and the resulting value is recognized as an adjustment against the Company’s net loss over the period during which the services are received.

The Company uses the Black-Scholes option-pricing model as its method of valuation for share-based awards.  The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to our expected stock price volatility over the term of the awards, and certain other market variables such as the risk free interest rate.

(f)           Recently Issued Accounting Standards

In October 2009, the Financial Accounting Standards Board (“FASB”) issued guidance on “Multiple Deliverable Revenue Arrangements,” updating ASC 605 “Revenue Recognition.” This standard provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. The guidance is effective for the fiscal year beginning on or after June 15, 2010, and will be applied prospectively to revenue arrangements entered into or materially modified after the effective date.  The Company is currently evaluating the requirements of this guidance and has not yet determined the impact of its adoption on the Company’s consolidated financial statements.

In October 2009, the FASB issued ASC 985-605, “Software Revenue Recognition.” This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements that are “essential to the functionality,” and scopes these products out of current software revenue guidance. The new guidance will include factors to help companies determine what software elements are considered “essential to the functionality.” The amendments will now subject software-enabled products to other revenue guidance and disclosure requirements, such as guidance surrounding revenue arrangements with multiple deliverables. The amendments in this guidance are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. The Company is currently evaluating the requirements of this guidance and has not yet determined the impact of its adoption on the Company’s consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying condensed financial statements.

NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At September 30, 2010 and December 31, 2009, accounts payable and accrued expenses consisted of the following:

	September 30, 2010	December 31, 2009
Accounts payable	$997,338	$682,719
Accrued payroll and vacation	526,216	301,597
Due to Knox Lawrence International, LLC	261,736	381,382
Other accrued expenses	316,413	161,890
	$2,101,703	$1,527,588

NOTE 6 – NOTES PAYABLE

At September 30, 2010 and December 31, 2009, secured revolving credit facilities and other debt obligations consisted of the following:

	September 30, 2010	December 31, 2009
Secured revolving credit facilities:
Proficio Bank	$171,884	$164,384
Chase Bank	7,379	7,420
	179,263	171,804
Related party notes	1,072,525	817,951
	1,251,788	989,755
Current maturities of debt	501,369	656,219
Long-term debt	$750,419	$333,536

1)
On October 14, 2009, the Company, entered into a revolving loan agreement with Proficio Bank (the “Loan Agreement”). Pursuant to the terms of the Loan Agreement, the Lender agreed to loan up to $500,000 (the “Loan”) to the Company. There was a balance of $171,884 outstanding at September 30, 2010. The Loan matured on October 14, 2010 and was paid in full on November 2, 2010.

2)             In July 2009, IP secured a revolving credit facility with Chase Bank. The credit facility allows IP to borrow up to $15,000 at an interest rate ranging from 13.24% to 19.24%.  Interest accrues at an annual percentage rate of 13.24% for purchases and 19.24% for cash advances and overdraft protection. As of September 30, 2010, the amount outstanding under this credit facility was $7,379.

3)             As of September 30, 2010 and December 31, 2009, the Company had unsecured notes payable due to current and former shareholders totaling $1,072,525 and $817,951, respectively.   The various notes accrue interest ranging from 4% to 12% per annum and were subordinated to obligations under the above credit facility borrowings.

Knox Lawrence International, LLC (“KLI”), a shareholder,  and an entity of which Nana Baffour, our CEO and Co-Executive Chairman and Johnson M. Kachidza, President, our CFO and Co-Executive Chairman are each managing principals, has provided financing including:

(i)
On December 31, 2008, Utilipoint issued a Senior Subordinated Debenture to KLI in the principal amount of $62,500. The Debenture provides for payment of interest in the amount of 10% per annum. The Debenture matures on December 31, 2013.  As of September 30, 2010 and December 31, 2009, the balance outstanding was $62,500.

(ii)
On January 15, 2009, Utilipoint issued a Senior Subordinated Debenture to KLI in the principal amount of $10,000. The Debenture provides for payment of interest in the amount of 10% per annum and matures on January 15, 2014.  As of September 30, 2010 and December 31, 2009, the balance outstanding was $10,000.

(iii)
On June 30, 2009, the Intelligent Project, LLC issued an unsecured promissory note to KLI IP Holding, Inc., a shareholder in The Intelligent Project, LLC, in the amount of $108,969. Interest on this note accrues at an annual percentage rate of 5%. The note matures on September 30, 2012. As of September 30, 2010 and December 31, 2009, the balance outstanding was $108,969.

(iv)
On July 1, 2009, Utilipoint issued a Revolving Senior Subordinated Debenture to KLI. The Debenture provides for payment of interest in the amount of 10% per annum and matures on July 1, 2014.  As of September 30, 2010 and December 31, 2009, the balance outstanding was $568,950 and $137,067, respectively.

Officers and other affiliates of Utilipoint have provided the following financing including:

(i)
On January 1, 2006, Utilipoint issued a Senior Subordinated Debenture to Bruce R. Robinson Trust in the principal amount of $447,106. The Debenture provides for payment of interest in the amount of 12% per annum. On March 31, 2010, per terms of an extension agreement, the Debenture maturity date was extended to September 30, 2010. As of September 30, 2010 and December 31, 2009, the balance outstanding was $322,106 and $447,106, respectively.

(ii)
An unsecured note bearing interest at a variable interest rate which was due on August 20, 2009 but extended through 2010. The outstanding balance was $0 and $16,309 as of September 30, 2010 and December 31, 2009, respectively.

(iii)	An unsecured note bearing interest at 4% per annum which is due on May 4, 2010. The outstanding balance was $0 and $5,000 as of September 30, 2010 and December 31, 2009, respectively.
(iv)	An unsecured note bearing interest at 10% per annum which is due on January 15, 2014. The outstanding balance was $0 and $15,000 as of September 30, 2010 and December 31, 2009, respectively.
In accordance with a separation agreement with a former executive, a $16,000 note payable which was originally due on September 23, 2009 was restructured on August 1, 2009 in connection with the resignation of the Company executive who holds the note. In accordance with terms of the separation agreement, the former Company executive agreed to an extension of terms.  As of September 30, 2010 and December 31, 2009, the balance outstanding was $0 and $16,000 respectively.

Interest expense on notes payable and the revolving credit facilities was $39,271 and $97,464 respectively for the three and nine months ended September 30, 2010 and $17,797 and $60,715 respectively for the three and nine months ended September 30, 2009.

NOTE 7 - STOCKHOLDERS’ DEFICIT

In accordance with the reverse merger transaction between the Company and Utilipoint on August 21, 2009 (refer to Note 1,  Description of Business), an aggregate of 1,348,516 shares with a par value of $.001 of Midas Medici were issued to Utilipoint shareholders in exchange for 42,191 Utilipoint shares (which represented 100% of the then outstanding shares). This included 21,523 shares of Utilipoint Series A Preferred Stock that were converted to 687,922 Midas Medici common shares. Further, all outstanding Utilipoint stock options at the time of the reverse merger were exchanged for 172,597 Midas Medici stock options in accordance with the Midas Medici stock option program, adopted on July 27, 2009. The shares of common stock issued in connection with the reverse merger were not registered with the Securities and Exchange Commission and are considered to be restricted securities.

As a result of the reverse merger, all references to common stock, preferred stock, share and per share amounts were retroactively restated to reflect the exchange ratio of 31.96217203 shares of Midas Medici’s common stock for 1 share of all of the classes of the Utilipoint’s common stock and preferred stock outstanding immediately prior to the merger as if the exchange had taken place as of the beginning of the earliest period presented.

In February 2010, the Company completed a public offering totaling $1,280,000. The public offering included 256,000 shares of our common stock at a price of $5.00 per share. Certain of our affiliates converted outstanding liabilities of $250,000 in the offering, pursuant to which they purchased shares of our common stock at the public offering price of $5.00, which constitute part of the 256,000 shares sold in the offering.

Stock Issued and Outstanding – The total number of shares of capital stock which the Company shall have authority to issue is fifty million (50,000,000). These shares shall be divided into two classes with 40,000,000 shares designated as Common Stock at $.001 par value and 10,000,000 shares designated as Preferred Stock at $.001 par value (the “Preferred Stock”). The Preferred Stock of the Company shall be issued by the Board of Directors of the Company in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Company may determine, from time to time.

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors.

Shares issued and outstanding at September 30, 2010 and December 31, 2009 were:

	September 30, 2010	December 31, 2009
Common Stock issued	2,991,516	2,735,516
Treasury shares held	(425,000)	(425,000)
Common Stock outstanding	2,566,516	2,310,516

Preferred Stock Dividends - Prior to the merger transaction, Utilipoint was required to pay preferential cumulative dividends in cash to the holders of the Series A Preferred Stock as follows:

●
An annual dividend equal to 13% of the original purchase price, payable quarterly on October 31st, January 31st, April 30th and July 31st of each year commencing on October 31, 2007 (the “Quarterly Dividends”). This equated to $34,125 per quarter.

●
Commencing on January 31, 2010, and continuing on the last day of each month thereafter until July 23, 2010, a dividend equal to the monthly payment that would be payable on the Original Purchase Price based on a 24-month amortization schedule using a 13% annual interest rate (the “Monthly Dividends”).  This equated to $49,919 per month.

●
Upon the first to occur of the following: (i) a liquidation of Utilipoint; (ii) a change in control of the Board of Directors of Utilipoint; or (iii) the failure to convert the Series A Preferred Stock to Common Stock by July 23, 2010, a dividend equal to the Original Purchase Price less any portion of the Monthly Dividends that would be allocable to principal if the Monthly Dividends were treated as loan payments (the “Balloon Dividend”).  This equated to an $812,382 Balloon Dividend.

Series A Preferred Stock dividends were cumulative so that, if Utilipoint was unable to pay, or if the Board of Directors failed to declare Series A Preferred Stock dividend for any period, such Series A Preferred Stock dividends nevertheless accrued and were payable in subsequent periods.  Any payment of Series A Preferred Stock dividends by Utilipoint in any period  first were to be applied to any accrued but unpaid Series A Preferred Stock dividends for prior periods, in chronological order, and then to dividends due for that period.

As of September 30, 2010, dividends declared but not paid totaled $42,187. As of the acquisition date of August 21, 2009 and as of September 30, 2010, $238,875 of stated Series A Preferred Stock dividends had been paid to the preferred shareholders by KLI on behalf of Utilipoint. Refer to Note 11, Related Party Transactions - Utilipoint Preferred Dividends.

The discount resulting from the increasing rate feature of the Series A Preferred Stock dividend represented an unstated dividend cost that was being amortized over the three year period preceding payment of the Balloon Dividend using the effective interest method, by charging the imputed dividend cost against Additional Paid-in Capital.  The total stated dividends, whether or not declared, and unstated dividend cost combined represented a period’s total preferred stock dividend, which was deducted from net loss to arrive at net loss available to common shareholders.

Pursuant to the Merger Agreement, the 21,523 outstanding shares of Series A Preferred Stock were converted to 687,922 Midas Medici common shares (refer to Note 1, Description of Business).

Common Stock Dividends

The Company may declare dividends on the common stock. There has been no common stock dividends declared as of September 30, 2010. Under the terms of the Loan Agreement with Proficio Bank (refer to Note 6, Notes Payable), the Company is restricted from declaring or paying dividends without the prior written consent of the bank.

NOTE 8 - STOCK OPTIONS AND WARRANTS

On July 27, 2009, the Board approved the Midas Medici Group Holdings, Inc. 2009 Incentive Stock Option Plan (the “MMGH Option Plan”). The maximum number of shares that may be issued under the MMGH Option Plan is 650,000. However for a period of ten (10) years commencing January 1, 2010, the maximum number of shares issuable under the MMGH Option Plan shall be equal to 20% of the issued shares of the Company’s common stock on a fully diluted basis but shall not be less than 650,000. Pursuant to the MMGH Option Plan, incentive stock options or non-qualified options to purchase shares of common stock may be issued.  The MMGH Option Plan may be administered by our board of directors or by a committee to which administration of the MMGH Option Plan, or part of the MMGH Option Plan, may be delegated by our board of directors. Options granted under the MMGH Option Plan are not generally transferable by the optionee except by will, the laws of descent and distribution or pursuant to a qualified domestic relations order, and are exercisable during the lifetime of the optionee only by such optionee. Options granted under the MMGH Option Plan vest in such increments as is determined by our board of directors or designated committee. To the extent that options are vested, they must be exercised within a maximum of thirty days of the end of the optionee's status as an employee, director or consultant, or within a maximum of 12 months after such optionee's termination or by death or disability, but in no event later than the expiration of the option term. The exercise price of all stock options granted under the plan will be determined by our board of directors or designated committee. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date.

Stock option awards granted from the MMGH Option Plan are granted at the fair market value on the date of grant, vest over a period determined at the time the options are granted, ranging from zero to one year, and generally have a maximum term of ten years. Certain options provide for accelerated vesting if there is a termination of employment event for specified reasons set forth in certain employment agreements. When options are exercised, new shares of the Company’s common stock, par value $0.001 per share, are issued.

On July 27, 2009 the Company granted options to purchase an aggregate of 247,500 shares of common stock under the MMGH Plan with a weighted-average exercise price of $2.27.

On August 21, 2009, the Company completed an offer to exchange utilipoint stock options for Midas Medici stock options (the “Exchange”). All previously granted Utilipoint options were exchanged for new Midas Medici options with a lower exercise price on a one-for-thirty two basis. Options for an aggregate of 5,400 shares of Utilipoint’s common stock were exchanged. Options granted pursuant to the Exchange have an exercise price of $1.56 per share and vested on grant date. The outstanding Utilipoint options were exchanged for 172,597 Midas Medici options.

On August 21, 2009, we issued options to purchase 45,000 shares of our common stock to employees and one of our directors at an exercise price of $6.00 per share.

On October 26, 2009, we issued options to purchase 7,000 shares of our common stock to an employee at an exercise price of $6.00 per share.

As part of our initial public offering completed on February 22, 2010, the underwriter, National Securities Corporation received a warrant to acquire up to 12,800 shares of our common stock at an exercise price of $6.00 (120% of the offering price to the public in this offering). The warrant is exercisable on the first anniversary of the effective date of the prospectus and no more than five years from the effective date of the offering.

A summary of option activity under the MMGH Option Plan as of September 30, 2010, and changes during the period then ended is presented below:

			Weighted-Average
		Weighted-Average	Remaining	Aggregate
	Shares	Exercise Price	Contractual Term	Intrinsic Value
Outstanding at January 1, 2010	456,116	$2.45
Granted	-	$-
Exercised	-	$-
Forfeited or expired	(29,500)	$3.02
Outstanding at September 30, 2010	426,616	$2.41	4.2	$1,053,855
Expected to vest at September 30, 2010	426,616	$2.41	4.2	$1,053,855
Exercisable at September 30, 2010	426,616	$2.41	4.2	$1,053,855

No new options were granted during the three and nine months ended September 30, 2010 and the three and nine months ended September 30, 2009. Options granted prior to this period were valued using the Black-Scholes-Merton option pricing model. As of September 30, 2010, no options have been exercised.

A summary of warrant activity and changes during the period then ended is presented below:

			Weighted-Average
		Weighted-Average	Remaining	Aggregate
	Shares	Exercise Price	Contractual Term	Intrinsic Value
Outstanding at January 1, 2010	-	$-
Granted	12,800	$6.00
Exercised	-	$-
Forfeited or expired	-	$-
Outstanding at September 30, 2010	12,800	$6.00	4.4	$-
Expected to vest at September 30, 2010	12,800	$6.00	4.4	$-
Exercisable at September 30, 2010	-	$-	-	$-

The fair value of each warrant grant is estimated on the grant date using the Black-Scholes-Merton option-pricing model, which incorporates a number of valuation assumptions noted in the following table, shown at their weighted-average values:

Expected dividend yield	0%
Risk-free rate	1.47%
Expected stock price volatility	94.02%
Expected term (years)	5.0

The expected volatility is calculated by using the average historical volatility of companies that management believes are representative of Midas Medici’s business and market capitalization.

The expected term represents the period that stock-based awards are expected to be outstanding based on the simplified method provided in ASC Topic 718, which averages an award’s weighted-average vesting period and expected term for share options and warrants. The Company will continue to use the simplified method until it has the historical data necessary to provide a reasonable estimate of expected life in accordance with ASC Topic 718, as amended by SAB 110. For the expected term, the Company used a simple average of the vesting period and the contractual term for options granted subsequent to January 1, 2006 as permitted by ASC Topic 718.

For equity awards to non-employees, the Company also applies the Black-Scholes-Merton option pricing model to determine the fair value of such instruments in accordance with ASC Topic 718 and the provisions of ASC Topic 505-50, “Equity-Based Payments to Non-Employees.” The options granted to non-employees are re-measured as they vest and the resulting value is recognized as an adjustment against the Company’s net loss over the period during which the services are received.

The total value of the stock option and warrants awards is expensed ratably over the vesting period of the option. As of September 30, 2010, total unrecognized compensation cost related to stock option and warrants awards, to be recognized as expense subsequent to September 30, 2010 was $8,891, and the related weighted-average period over which it is expected to be recognized was approximately one (1) year.

265,000 options vested during the three and nine months ended September 30, 2010 and 161,616 options vested during the three and nine months ended September 30, 2009. Stock-based compensation in the amount of $89,903 and $302,139 was expensed for the three and nine months ended September 30, 2010, respectively and $196,375 for the three and nine months ended September 30, 2009.

NOTE 9 - CONCENTRATION RISKS

(a)             Credit Concentration

Our demand deposits are placed with major financial institutions.  Management believes the Company is not exposed to undue credit risk for any demand deposits that may, from time to time, exceed the Federally insured limits.

(b)             Revenue and Accounts Receivable Concentration

No customer accounted for more than 10% of total revenue for the nine months ended September 30, 2010. Three customers accounted for 30% of revenue for the nine months ended September 30, 2009.

As of September 30, 2010, two customers accounted for approximately 55% of the total outstanding net accounts receivable and as of December 31, 2009 three customers accounted for approximately 51% of the total outstanding net accounts receivable.

NOTE 10 - LOSS PER COMMON SHARE

In August 2009, Utilipoint's Series A preferred Shares were converted into 687,922 shares of common stock as part of the merger transaction. Prior to the conversion, the Preferred Shares were not included in the basic or diluted net loss per share since the Company included the impact of the preferred dividends and discount accretion as adjustments to arrive at the net loss applicable to common stockholders during the period  from January 1, 2009 to the date of the merger transaction. After the conversion date, which was the same as the date of the merger, those shares were included in the basic and diluted net loss per share. The written put options issued July 23, 2007 for the purchase of 191,390 shares of Common Stock, which were subsequently cancelled as of the reverse merger between Midas Medici and Utilipoint on August 21, 2009, and any other outstanding options and warrants were not included in the computation of diluted net loss per share because the inclusion of such shares would have an anti-dilutive effect on the net loss applicable to common stockholders.

Basic loss per share has been computed by dividing net loss available to common stockholders by the weighted average number of shares of Common Stock, adjusted as noted above, outstanding during each period.  Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding.  The following table sets forth the computation of basic and diluted loss per share for the three and nine months ended September 30, 2010 and 2009:

	Three Months Ended September 30,		Nine Months Ended September 30,
Net loss attributable to common stockholders of Midas Medici Group Holdings, Inc. and Subsidiaries	$(607,522)	$(443,800)	$(2,396,289)	$(670,923)

Preferred stock dividends and dividend accretion
Preferred stock stated dividends	-	(41,708)	-	(109,958)
Preferred stock dividend accretion	-	(30,377)	-	(203,109)
Net loss applicable to common stockholders of Midas Medici Group Holdings, Inc. and Subsidiaries	$(607,522)	$(515,885)	$(2,396,289)	$(983,990)

Net loss per common share (basic and diluted)	$(0.24)	$(0.32)	$(0.95)	$(0.64)

Weighted average number of common shares (basic and diluted)	2,566,516	1,600,037	2,517,754	1,531,736

NOTE 11 - RELATED PARTY TRANSACTIONS

On February 22, 2010, the Company completed an initial public offering of 256,000 shares of our common stock. Certain of our affiliates converted outstanding liabilities of $250,000 in the offering, pursuant to which they purchased shares of our common stock at the public offering price of $5.00, which constitute part of the 256,000 shares sold in the offering.

Revenues from Consonus Technologies, Inc., a company controlled by KLI, were $25,000 and $0 for the nine months ended September 30, 2010 and 2009, respectively.  Nana Baffour, our CEO and Co-Executive Chairman and Johnson M. Kachidza, our President, CFO and Co-Executive Chairman are each managing principals of KLI.

In July 2009, Utilipoint acquired a controlling interest in IP. The acquisition was accounted for as a combination of entities under common control. IP was founded on March 10, 2009, by KLI IP Holding, Inc. and David Steele, the former  president of Utilipoint and former President of a predecessor KLI portfolio company. Nana Baffour, our CEO and Co-Executive Chairman, was the managing member of IP prior to the acquisition. IP’s management committee consisted of Nana Baffour, Johnson Kachidza, David Steele and Ken Globerman. Prior to the acquisition, David Steele, a managing director of IP was also a senior managing director of Utilipoint. From inception to when IP was acquired, its operations were funded through loans provided by KLI. Prior to its acquisition, IP was controlled by KLI IP Holding Inc., which held a 75% interest in IP. KLI IP Holding, Inc. is controlled by Nana Baffour and Johnson Kachidza, who held a 60% interest.

In connection with the acquisition of IP:

1)         Utilipoint entered into a capital commitment agreement with IP for an amount of up to $200,000. IP will be able to make capital requests on the capital commitment agreement for initial financing. Utilipoint received a 60% interest in IP as a result of signing the capital contribution agreement. As of September 30, 2010, Utilipoint had provided no capital under the capital commitment agreement.

2)         The existing members of IP will provide services to Utilipoint in exchange for options to purchase an aggregate of 44,747 shares of the common stock of the Company that are fully-vested on the date of grant and that have a strike price equal to the fair market value of the Company’s common stock on the date of grant. The stock options for the individuals will be granted pursuant to the equity compensation plan that was adopted by the Company effective as of May 1, 2009. All of the stock options will have a term of five years and a cashless exercise option. The Consulting Agreement provides that KLI IP Holding Inc. will provide consulting services to the Company in connection with the joint business and marketing efforts of the Company and IP. In exchange for its services KLI IP Holding Inc. received Company stock options.

The Stock Options Agreement provides that, in consideration of the services being provided to the Company by IP and KLI IP Holding Inc., the Company shall issue stock options in such amounts as set forth below. The stock options will be fully-vested upon issuance and will have an exercise price equal to the fair market value of the Company Common Stock on the grant date ($1.56). The stock options will have a term of five years and a cashless exercise option.

In accordance with the merger, the above outstanding Utilipoint options were exchanged for Midas Medici options in accordance with the Midas Medici stock option program, adopted on July 27, 2009.

·         KLI IP Holding Inc. – options to purchase 27,168 shares
·         IP management shareholders – options to purchase 17,579 shares

3)         The Company will provide certain management services to IP in exchange for reasonable compensation.

4)         For a period of two (2) months ending September 1, 2009, KLI will agree to purchase up to $100,000 of the common stock of the Company at a per share purchase price of $1.56 per share. KLI will also agree to lend up to $100,000 pursuant to a Revolving Senior Subordinated Debenture for a period of five (5) years ending July 1, 2014.

Utilipoint Management Fees

Effective with the acquisition of Utilipoint, management fees to KLI of $25,000 per quarter are no longer applicable. At September 30, 2010, there were no outstanding management fees due to KLI.

Utilipoint Preferred Dividends

The net assets of Utilipoint acquired by the Company on August 21, 2009 included preferred dividends payable to KLI.  KLI assumed the obligation to pay the preferred dividends to UTP International, LLC (“UTPI”) on Utilipoint’s behalf as per the former Utilipoint preferred shareholders’ agreement. Utilipoint’s obligation for preferred dividends therefore became an obligation to KLI. At September 30, 2010 and December 31, 2009, outstanding dividends payable due to KLI totaled $42,187 and $178,208, respectively.

Expense Reimbursement Agreement
On August 7, 2009, the Company entered into an expense reimbursement agreement (the “Reimbursement Agreement”) with KLI. Pursuant to the Reimbursement Agreement, KLI is authorized to incur up to $350,000 in certain expenses and obligations on behalf of the Company and the Company agreed to reimburse KLI for such expenses and obligations promptly after delivery of invoices for such expenses. The Reimbursement Agreement has a term of one year, subject to earlier termination upon 30 days’ written notice by either party. KLI also allocates expenses for rent and office services to the Company.

Incurred and allocated expenses related to office rent, office services and professional fees totaling $64,091 and $326,693 for the three and nine months ended September 30, 2010, respectively and $0 for the three and nine months ended September 30, 2009. For the nine months ended September 30, 2010, the Company reimbursed KLI $332,361. The balance of $261,736 and $267,404 at September 30, 2010 and December 31, 2009, respectively, is a component of "Accrued Expenses" on the condensed consolidated balance sheets. The expenses are a component of “Selling, general and administrative” operating expenses on the consolidated statements of operations and comprehensive loss.

NOTE 11 - INCOME TAXES

Utilipoint International, Inc. is a C-corporation, cash basis taxpayer.   The Intelligent Project LLC has elected to be treated under the Internal Revenue Code as a partnership.  Accordingly, all income taxes relating to their profits and losses are the responsibility of the members.  Utilipoint, s.r.o. is established in the Czech Republic and incurs corporation income taxes at the rate of approximately 20%.

Deferred income taxes reflect the tax consequences in future years for differences between the tax bases of assets and liabilities and their basis for financial reporting purposes.  Temporary differences giving rise to the deferred tax assets and liabilities relate in part to accrual-to-cash adjustments, as the Company follows the accrual basis of accounting for financial reporting but the cash basis for tax purposes.  Deferred tax assets arise from net operating losses, and from temporary differences in depreciation and amortization and from equipment leases capitalized on the financial statements but treated as operating leases for tax purposes.  A deferred tax liability arises from the net income of a wholly owned foreign corporation (Utilipoint s.r.o.), which becomes taxable in the United States upon repatriation of the funds.  Deferred tax assets and liabilities were calculated using the graduated rates anticipated in the year’s tax assets and liabilities are anticipated to reverse.  The reversal of timing differences requires significant estimation; accordingly, deferred tax assets and liabilities may reverse at tax rates significantly different than anticipated.

As a result of operating losses incurred for tax purposes, the Company has no current liability for federal or state income taxes in those years (other than minimum state taxes due regardless of income).

As a result of net losses incurred and because the likelihood of being able to utilize these losses is not presently determinable, the Company has recorded a valuation allowance to fully reserve its deferred tax asset.  If in the future the Company were to determine that it would be able to realize its deferred tax assets in excess of its net recorded amount, an adjustment would increase income in such period or, if such determination were made in connection with an acquisition, an adjustment would be made in conjunction with the allocation of the purchase price.

NOTE 12 - SUBSEQUENT EVENTS

On October 28, 2010, the Company entered into Amendment and Waiver No. 1 (the “Amendment”) to the Merger Agreement with Consonus and MMGH Acquisition Corp., a wholly-owned subsidiary of the Company. Pursuant to the Amendment, the Company waived the provisions of Section 4.1 of the Merger Agreement in connection with certain transactions consummated by Consonus related to the sale of certain assets by Consonus. In addition, the Company consented to and waived provisions of Section 4.1 of the Merger Agreement to permit payment of dividends by Consonus. Also, pursuant to the Amendment, Consonus agreed to pay all costs and expenses incurred by the Company in connection with the merger transaction, the Merger agreement and S-4 registration statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Midas Medici Group Holdings, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Midas Medici Group Holdings, Inc. and Subsidiaries, (the “Company”) as of December 31, 2009, and the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for the year ended December 31, 2009. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midas Medici Group Holdings, Inc. and Subsidiaries as of December 31, 2009, and their results of operations and cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. Cohn LLP
Roseland, New Jersey March 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Midas Medici Group Holdings, Inc., formerly Utilipoint International, Inc.

We have audited the accompanying consolidated balance sheet of Midas Medici Group Holdings, Inc. and subsidiaries, formerly Utilipoint International, Inc. and subsidiary, (the “Company”) as of December 31, 2008, and the related consolidated statements of operations and comprehensive (loss) income, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2008. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midas Medici Group Holdings, Inc. and subsidiaries, formerly Utilipoint International, Inc. and subsidiary, as of December 31, 2008, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 8, the historical consolidated financial statements of Utilipoint International, Inc. and subsidiary are now reflected as the Company on a retroactive basis in conjunction with the reverse merger and all references to common stock, preferred stock, share and per share amounts have been retroactively restated.

/s/ REDW LLC

Albuquerque, New Mexico
August 17, 2009, except for the effects
of the reverse merger discussed in Notes 1 and 8,
as to which the date is August 21, 2009

Midas Medici Group Holdings, Inc. and Subsidiaries
(Formerly, Utilipoint International, Inc. and Subsidiaries)
Consolidated Balance Sheets As of December 31, 2009 and 2008
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$64,093	$144,546
Accounts receivable, net of allowance for doubtful accounts of $125,041 and $139,305, respectively	300,394	552,517
Prepaid expenses and other current assets	9,650	42,593
Total current assets	374,137	739,656

Property and equipment, net	17,893	34,266
Other assets	2,697	2,953
Total assets	$394,727	$776,875

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$1,527,588	$580,760
Revolving credit facility	171,804	216,590
Deferred revenue	149,372	154,011
Current portion of long-term debt	484,415	60,792
Current portion of capital lease obligations	11,899	16,242
Preferred stock dividends payable - stated	178,208	68,250
Preferred stock dividends payable - accreted	-	395,585
Common stock put options	-	269,000
Total current liabilities	2,523,286	1,761,230

Long-term debt, less current portion	333,536	514,606
Capital lease obligations, less current portion	5,869	16,409
Total liabilities	2,862,691	2,292,245

Commitments and contingencies

Deficit:
Preferred stock, par value $0.001; 10,000,000 shares authorized; no shares issued as of December 31, 2009 and 2008, respectively	-	-

Common stock, $0.001 par value; 40,000,000 authorized; issued 2,735,516 and outstanding 2,310,516 shares at December 31, 2009; issued 2,192,094 and outstanding 1,383,483 shares at December 31, 2008	2,736	2,192

Treasury stock, at cost; 425,000 and 808,611 shares at December 31, 2009 and 2008, respectively	(40)	(974,015)

Additional paid-in capital	(82,637)	540,997
Common stock put options	-	(269,000)
Accumulated deficit	(2,309,048)	(812,782)
Accumulated other comprehensive income (loss)	6,867	(2,762)
Total stockholders' deficit of Midas Medici Group Holdings, Inc. and Subsidiaries	(2,382,122)	(1,515,370)
Non-controlling interest	(85,842)	-
Total deficit	(2,467,964)	(1,515,370)
Total liabilities and deficit	$394,727	$776,875

See the accompanying notes to consolidated financial statements.

Midas Medici Group Holdings, Inc. and Subsidiaries
(Formerly Utilipoint International, Inc. and Subsidiaries)
Consolidated Statements of Operations and Comprehensive (Loss) Income
Years Ended December 31, 2009, 2008 and 2007

	Years Ended December 31,
	2009	2008	2007

Net revenues	$3,009,163	$3,660,941	$3,910,392
Cost of services	1,757,823	2,037,046	2,149,136
Gross margin	1,251,340	1,623,895	1,761,256

Operating expenses:
Selling, general and administrative	2,722,871	1,877,613	1,573,028
Depreciation and amortization	19,923	17,845	10,871
Total operating expenses	2,742,794	1,895,458	1,583,899
Operating income (loss)	(1,491,454)	(271,563)	177,357

Other income (expense):
Interest income and other	4	1	2,824
Interest expense	(89,638)	(63,942)	(66,381)
Total other expense	(89,634)	(63,941)	(63,557)
(Loss) income before income taxes	(1,581,088)	(335,504)	113,800

Provision (benefit) for income taxes	1,020	(35,815)	45,737
Net (loss) income	(1,582,108)	(299,689)	68,063
Less: Net loss attributable to the non-controlling interest	85,842	-	-
Net (loss) income attributable to Midas Medici Group Holdings, Inc. and Subsidiaries	(1,496,266)	(299,689)	68,063

Preferred stock dividends and dividend accretion:
Preferred stock stated dividends	(109,958)	(136,500)	(34,125)
Preferred stock dividend accretion	(203,109)	(279,353)	(116,232)
Net loss applicable to common stockholders	$(1,809,333)	$(715,542)	$(82,294)

Net loss per common share (basic and diluted)	$(1.40)	$(1.05)	$(0.08)

Weighted average number of common shares (basic and diluted)	1,290,777	679,995	1,065,779

Comprehensive loss:
Net loss	$(1,582,108)	$(299,689)	$68,063
Foreign currency translation gain (loss)	9,629	(2,762)	-
Total comprehensive loss	(1,572,479)	(302,451)	68,063
Comprehensive loss attributable to the non-controlling interest	85,842	-	-
Comprehensive loss attributable to Midas Medici Group Holdings, Inc. and Subsidiaries	$(1,486,637)	$(302,451)	$68,063

See the accompanying notes to consolidated financial statements

Midas Medici Group Holdings, Inc. and Subsidiaries
(Formerly Utilipoint International, Inc. and Subsidiaries)
Consolidated Statements of Stockholders' Deficit
Years Ended December 31, 2009, 2008 and 2007

	Common Stock		Additional Paid-in Capital	Treasury Stock		Common Stock Put Options	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Deficit	Non-Controlling Interest	Total Deficit
	Shares	Amount		Shares	Amount

Balance - January 1, 2007	1,407,870	$1,408	$145,712	44,427	$(4,639)	$-	$(581,156)	$-	$(438,675)	$-	$(438,675)

Net income of Midas Medici Group Holdings, Inc.							68,063		68,063		68,063

Issuance of shares upon reorganization	687,922	688	1,049,312						1,050,000		1,050,000

Purchase of shares upon reorganization				687,922	(967,031)				(967,031)		(967,031)

Stock compensation upon reorganization	40,368	40	56,707						56,747		56,747

Issuance of 191,320 common stock put options upon reorganization						(269,000)			(269,000)		(269,000)

Stock issuance costs			(231,968)						(231,968)		(231,968)

Purchase of shares				22,437	(2,345)				(2,345)		(2,345)

Stated dividends on preferred stock			(34,125)						(34,125)		(34,125)

Accretion of accelerated and balloon dividends on preferred stock			(116,232)						(116,232)		(116,232)

Balance - December 31, 2007	2,136,160	2,136	869,406	754,787	(974,015)	(269,000)	(513,093)	-	(884,566)	-	(884,566)

Sales of common stock	39,953	40	62,460						62,500		62,500

Common stock issued for professional services	15,981	16	24,984						25,000		25,000

Treasury stock received at $0.00 cost				53,824	-				-		-

Accretion of accelerated and balloon dividends on preferred stock			(279,353)						(279,353)		(279,353)

Preferred dividends			(136,500)						(136,500)		(136,500)

Foreign currency translation								(2,762)	(2,762)		(2,762)

Net loss of Midas Medici Group Holdings, Inc.							(299,689)		(299,689)		(299,689)

Balance - December 31, 2008	2,192,094	2,192	540,997	808,611	(974,015)	(269,000)	(812,782)	(2,762)	(1,515,370)	-	(1,515,370)

Sales of common stock	15,981	16	24,984						25,000		25,000

Treasury stock received at $0.00 cost				50,948					-		-

Effect of reverse merger adjustments	1,387,000	1,387	(262,546)	425,000	(40)				(261,199)		(261,199)

Accretion of accelerated and balloon dividends on preferred stock			(203,109)						(203,109)		(203,109)

Elimination of treasury stock upon reverse merger	(859,559)	(859)	(973,156)	(859,559)	974,015				-		-

Elimination of accrued common stock put options upon reverse merger						269,000			269,000		269,000

Elimination of accumulated accretion of accelerated and balloon dividends on preferred stock upon reverse merger			598,694						598,694		598,694

Preferred dividends			(109,958)						(109,958)		(109,958)

Stock based compensation			301,457						301,457		301,457

Foreign currency translation								9,629	9,629		9,629

Loss attributed to non-controlling interest									-	(85,842)	(85,842)

Net loss attributable to Midas Medici Group Holdings, Inc.							(1,496,266)		(1,496,266)		(1,496,266)

Balance - December 31, 2009	2,735,516	$2,736	$(82,637)	425,000	$(40)	-	$(2,309,048)	$6,867	$(2,382,122)	$(85,842)	$(2,467,964)

See the accompanying notes to consolidated financial statements

Midas Medici Group Holdings, Inc. and Subsidiaries
(Formerly Utilipoint International, Inc. and Subsidiaries)
Consolidated Statements of Cash Flows
Years Ended December 31, 2009, 2008 and 2007

	Years Ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net (loss) income	$(1,582,108)	$(299,689)	$68,063
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	19,923	17,845	10,871
Provision for uncollectible accounts	-	3,425	99,303
Stock-based compensation	301,457	-	56,747
Common stock issued for professional services	-	25,000	-
Deferred taxes	(1,057)	(41,383)	42,440
Changes in operating assets and liabilities net of effects of consolidation of Utilipoint International, Inc:
Accounts receivable	253,160	155,350	(147,787)
Prepaid expenses and other current assets	32,881	75,519	(105,512)
Accounts payable	130,780	164,460	72,304
Accrued expenses and other current liabilities	474,480	90,455	-
Deferred revenue	(4,639)	(182,616)	(57,017)
Management fees payable	63,978	50,000	-
Other	12,533	4,557	1,853
Net cash (used in) provided by operating activities	(298,612)	62,923	41,265

Cash flows from investing activities:
Additions to property and equipment	(1,465)	(3,168)	-
Net cash acquired from acquisition	16,482	-	-
Net cash provided by (used in) investing activities	15,017	(3,168)	-

Cash flows from financing activities:
Net borrowings (payments) on revolving credit facility	(45,022)	163,738	25,000
Change in bank overdrafts	-	(113,937)	113,937
Principal payments on capital lease obligations	(16,766)	(14,480)	(8,497)
Principal payments on notes payable	(126,560)	(129,408)	(3,810)
Proceeds from notes payable	369,113	187,500	-
Proceeds from issuance of common stock	25,000	62,500	-
Distribution/dividend to preferred stockholders	-	(68,250)	(34,125)
Stock issuance costs for common stock transactions upon reorganization	-	-	(67,962)
Purchase of treasury stock	-	-	(969,376)
Proceeds from issuance of preferred stock, net of stock issuance costs	-	-	885,994
Net cash provided by (used in) financing activities	205,765	87,663	(58,839)

Net increase (decrease) in cash and cash equivalents	(77,830)	147,418	(17,574)
Effect of exchange rate changes on cash and cash equivalents	(2,623)	(2,872)	-
Cash and cash equivalents at beginning of year	144,546	-	17,574
Cash and cash equivalents at end of year	$64,093	$144,546	$-

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$68,446	$55,886	$66,381
Taxes	$2,077	$4,144	$1,312

Supplemental disclosure of non-cash financing and investing activities:
Property and equipment acquired under capital leases	$1,884	$22,794	$23,469

See the accompanying notes to consolidated financial statements

MIDAS MEDICI GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Midas Medici Group Holdings, Inc, formerly Mondo Acquisition I, Inc. (“Midas Medici”, the “Company”), was incorporated in the State of Delaware on October 30, 2006 for the purpose of raising capital that is intended to be used in connection with its business plans which may include a possible merger, acquisition or other business combination with an operating business. On May 15, 2009, Mondo Management Corp., the then sole shareholder, and Midas Medici Group, Inc. entered into a Purchase Agreement.  Pursuant to the Purchase Agreement, Mondo Management Corp. sold  to Midas Medici Group 1,000,000 previously  issued  and outstanding  shares  of  Mondo Management Corp.'s restricted common stock, comprising 100% of  the  issued  and outstanding  capital  stock  of Mondo Management Corp. The execution of the Purchase Agreement resulted in a change in control of the Company, both in its shareholding and management. Effective May 22, 2009, the Company changed its name to Midas Medici Group Holdings, Inc.

On August 21, 2009, Midas Medici and Utilipoint International, Inc. (“Utilipoint”), entered into a reverse merger transaction, which resulted in Midas Medici being the “legal acquirer” and Utilipoint the “accounting acquirer”. The prospective filings with the Securities and Exchange Commission (the “SEC”) included the historical financial results of Utilipoint as of and for the periods ended December 31, 2009 and 2008 and Midas Medici, and its subsidiaries only as of and for the period commencing August 21, 2009, the date of the reverse merger.

Pursuant to the Merger Agreement, an aggregate of 1,348,516 shares of Midas Medici were issued to Utilipoint shareholders in exchange for 42,191 Utilipoint shares (which represents 100% of the then outstanding shares). This includes 21,523 Utilipoint Series A Preferred Stock that were converted to 687,922 Midas Medici common shares. Further, all outstanding Utilipoint options were exchanged for 172,597 Midas Medici options in accordance with the Midas Medici stock option program, adopted on July 27, 2009. Immediately after the closing of the acquisition and as of December 31, 2009, an aggregate of 2,310,516 shares of common stock were outstanding. Hence, the 1,348,516 shares represented approximately 58% of the outstanding shares of Midas Medici.

At the closing of the Merger Agreement on August 21, 2009, Midas Medici ceased to be a shell company. Any reference to “Company”, “Midas Medici”, “we” or “our” after August 21, 2009, refers to Midas Medici Group Holdings, Inc. together with our wholly-owned subsidiary Utilipoint and its subsidiaries.

References herein to Utilipoint common shares  has been retrospectively adjusted to reflect the exchange ratio 31.962187 Midas Medici common shares for each share of Utilipoint common stock established in the Merger Agreement.

Utilipoint, together with its subsidiaries, is a utility and energy consulting, and issues analysis firm. Utilipoint offers public issues and regulatory management, advanced metering infrastructure and meter data management, rates and demand response, utility energy and technology, trading and risk management, and energy investment services. Utilipoint provides its services to energy companies, utilities, investors, regulators, and industry service providers primarily in North America and Europe. Utilipoint also serves select clients in Asia, South America, Africa and the Middle East. Utilipoint is headquartered in Albuquerque, New Mexico, with two domestic regional offices in Tulsa, Oklahoma and Houston, Texas, and is incorporated under the laws of the State of New Mexico. Utilipoint also has a wholly owned subsidiary, Utilipoint, s.r.o., in the Czech Republic and maintains its international operations through its office in Brno, Czech Republic.

In July 2009, Utilipoint acquired a controlling interest in The Intelligent Project, LLC (“IP”). IP is a research and advisory services firm addressing the challenges that utilities face in advancing and solving electricity consumers’ needs related to the Smart Grid. IP is headquartered in West Lafayette, Indiana. The acquisition was accounted for as a combination of entities under common control.  As such, expenditures amounting to $177,603 for the period from January 1, 2009 through date of acquisition have been included in the consolidated statements of operations and comprehensive loss as if the acquisition had occurred on January 1, 2009 (See Note 13 – Related Party Transactions).

The accompanying consolidated financial statements present on a consolidated basis the accounts of Midas Medici Group Holdings, Inc and subsidiaries.  All significant intercompany accounts and transactions have been eliminated in consolidation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)            Revenue Recognition

Utilipoint’s primary revenue streams and the basis on which revenue is recognized for each are as follows:

Fixed-Price Contracts
Fixed price contracts are projects where services are provided at an agreed upon price for defined deliverables. On occasion, clients with fixed price contracts will require an accounting of all hours worked on a project at an agreed upon hourly rate to accompany an invoice.

Utilipoint recognizes revenue when a deliverable is provided except in the case where the client requires that time reporting accompany an invoice. In that case, Utilipoint recognizes revenue up to the amount the time records support, in that clients requiring time reporting with hourly rates on fixed price contracts typically can only ask for refunds on fixed price projects up to the amount as if the contract had been time and materials. With acceptance of the final deliverable, all revenue is recognized.

Bundled Service Agreements (“BSAs”)
BSAs are packages of services that clients subscribe to, typically on an annual contract basis. The services typically include a combination of the following:

•      Access to subject matter experts as needed, by telephone
•      Discounted fees for Utilipoint events
•      Advertising space on the IssueAlert® e-publication
•      One to three reports and/or whitepapers on industry topics
•      Briefings on industry trends and research findings

BSAs also include annual memberships in the Advanced Metering Infrastructure and Meter Data Management (“AMI MDM”) forum and corporate contracts. The AMI MDM forum is designed for electric, water, and/or gas utilities, regulators, utility governing boards, independent system operators and consumer advocacy groups to come together and discuss meter data management successes, problems, issues, interfaces and best practices. Corporate contracts are characterized by an annual contract for a pre-defined amount of market research hours.  Clients of this service receive access to Utilipoint’s directory and InfoGrid products. The primary service is the block of hours purchased.

Utilipoint believes that the substance of BSAs, indicates that the purchaser pays for a service that is delivered over time.  As a result, revenue recognition occurs over the subscription period, or in the case of corporate contracts as the hours are utilized, reflecting the pattern of provision of service.

Time and Materials Contracts (“T&M”)
T&M are services billed at a set hourly rate.  Project related expenses are passed through at cost to clients.  Normally invoices occur on monthly basis. Utilipoint recognizes revenue as billed unless the project has a major deliverable(s) associated with it, in which case the revenue is deferred until the major deliverable(s) is provided.

Events and Sponsorships
Utilipoint hosts events such as conferences.  These events include revenues from sponsorships and registration fees which are recognized in the month of the event.  Revenues from sponsors of the AMI MDM forum are recognized over the annual subscription period, reflecting the pattern of provision of service.

Utilipoint’s deferred revenue consists primarily of amounts received from or billed to clients in conjunction with BSAs, T&M and fixed price contracts for which revenue is recognized over time or upon completion of contract deliverables.

(b)           Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  Significant estimates include: allowances for doubtful accounts, stock compensation expense assumptions, certain revenue recognition methodologies related to contract deliverables, valuation allowances for deferred tax assets, rates at which deferred tax assets and liabilities are expected to be recorded or settled, accruals for paid time off and the estimated labor utilization rate used to determine cost of services for the Company’s foreign subsidiary.

(c)             Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents.

(d)             Allowance for Doubtful Accounts

Allowances for doubtful accounts are based on evaluation of customers’ ability to meet their financial obligations to the Company.  When evaluation indicates that the ability to pay is impaired, a specific allowance against amounts due is recorded thereby reducing the net recognized receivable to the amount the Company reasonably believes will be collected. When management determines that receivables are not collectible, the gross receivable is written off against the allowance for doubtful accounts.

(e)            Property and Equipment

Property and equipment is carried at cost, less accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method over the useful lives that typically range from three to ten years.  Equipment under capital leases is amortized over the lease term  which is typically three years and is removed from the Company’s accounting records upon lease termination.

(f)             Fair Value of Financial Instruments

The carrying amounts of financial instruments, which include cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses, other current liabilities, revolving credit facility and debt approximate their fair values due to their short maturities and variable interest rate on the revolving credit facility and fixed rates which approximate market rates on notes payable.

(g)           Comprehensive Loss

Comprehensive loss consists of net loss or gains on foreign currency translations and net loss from operations and is presented in the consolidated statements of stockholders’ equity. This includes charges and credits to equity that are not the result of transactions with stockholders. Included in other comprehensive loss are the cumulative translation adjustments related to the net assets of the operations of the Company’s foreign subsidiary. These adjustments are accumulated within stockholders’ equity under the caption “Accumulated Other Comprehensive Loss”.

(h)            Stock-Based Compensation

The Company accounts for stock-based compensation arrangements in accordance with the provision of ASC 718-10 and ASC 505-50 “Stock Compensation and Equity Based Payments to Non-Employees.” ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods.  In accordance with ASC 505-50, equity instruments issued to non-employees for services and goods are shares of our common stock or options to purchase shares of our common stock.  We expense the fair value of these securities over the period in which the related services are received.

The Company uses the Black-Scholes option-pricing model as its method of valuation for share-based awards.  The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to our expected stock price volatility over the term of the awards, and certain other market variables such as the risk free interest rate.

(i)             Income Taxes

The current or deferred tax consequences of all events that have been recognized in the financial statements are measured based on provisions of enacted tax law to determine the amount of taxes payable or refundable in future periods. Effective with the July 2007 reorganization, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities, and their respective tax basis.  Deferred tax assets and liabilities are measured using enacted tax rates for the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on deferred tax assets and liabilities is recognized into income during the period that includes the enactment date.  A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion of, such deferred tax assets will not be realized.  The Company accounts for uncertain tax positions in accordance with ASC 740-10.   ASC 740-10-25 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company does not believe it has any material unrecognized income tax positions.

When applicable, the Company's practice is to recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2009 and 2008, there was no accrual for interest or penalties recorded on the consolidated balance sheet. The Company and its subsidiaries file income tax returns in the U.S. Federal jurisdiction. The Company and its subsidiaries' federal income tax returns for tax years 2006 and beyond are open tax years subject to examination by the Internal Revenue Service (IRS). The Company and its subsidiaries also file income tax returns in various state jurisdictions, as appropriate, with varying statutes of limitation.

Utilipoint International, Inc. is a cash basis taxpayer.

(j)           Cost of Services

Cost of services represents direct job costs plus direct labor and related benefits and payroll taxes. The Company allocated employee labor between direct and indirect based upon a factor of billable employee payroll dollars multiplied by an estimated labor utilization rate of 80% for the years ended December 31, 2008 and 2007.   For the year ended December 31, 2009, the Company implemented a system that allowed us to utilize actual time cards to allocate employee labor. As such, payroll dollars are categorized as cost of services and selling, general and administrative expense.

(k)           Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker, or decision making group, in deciding the method to allocate resources and assess performance. The Company currently has one reportable segment for financial reporting purposes, which represents the Company's core business as a utility and energy consulting, and issues analysis firm.

(l)            Non-controlling Interest

Non-controlling interest consists of the minority owned portion of the Company’s 60% owned subsidiary, the Intelligent Project LLC.

ASC 810-10-65 establishes new standards, effective January 1, 2009, that govern the accounting for and reporting of (1) non-controlling interest in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. Significant changes to the accounting for non-controlling interests include (a) the inclusion of non-controlling interests in the equity section of the controlling entity’s consolidated balance sheet rather than in the mezzanine section and (b) the requirement that changes in the controlling entity’s interest in the non-controlling interest, without a change in control, be recognized in the controlling entity’s equity rather than being accounted for by the purchase method, which accounting under the purchase method would have given rise to goodwill.

Additionally, the adoption of ASC 810-10-65 requires that net income, as previously reported prior to the adoption of ASC 810-10-65, be adjusted to include the net income attributable to the non-controlling interest, and that a new separate caption for net income attributable to common shareholders of the Company be presented in the consolidated statements of operations. ASC 810-10-65 also requires similar disclosure regarding comprehensive income.

(m)           Foreign Currency Translation and Transactions

The U.S. dollar is the reporting currency for all periods presented. The financial information for the Company outside the United States is measured using the local currency as the functional currency. Assets and liabilities for the Company’s foreign subsidiary are translated into U.S. dollars at the exchange rate in effect on the respective balance sheet dates, and revenues and expenses are translated into U.S. dollars based on the average rate of exchange for the corresponding period. Exchange rate differences resulting from translation adjustments are accounted for as a component of accumulated other comprehensive income. Gains and (losses) from foreign currency transactions are reflected in the consolidated statements of operations under the line item selling, general and administrative expense. The foreign currency translation gain (loss) was $9,629, $(2,762) and $0 for the years ended December 31, 2009, 2008 and 2007, respectively. Such foreign currency transactions include primarily billings denominated in foreign currencies by the Company’s U.S. subsidiary, which are reported based on the applicable exchange rate in effect on the balance sheet date.

(n)           Reclassification

Certain reclassifications have been made to conform to prior periods’ data to the current presentation. These reclassifications had no effect on reported losses.

(o)           Recently Issued Accounting Standards

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, “Improving Disclosures about Fair Value Measurements,” which clarifies certain existing disclosure requirements in ASC 820 “Fair Value Measurements and Disclosures,” and requires disclosures related to significant transfers between each level and additional information about Level 3 activity. FASB ASU 2010-06 begins phasing in the first fiscal period beginning after December 15, 2009. The Company is currently assessing the impact on its consolidated results of operations and financial condition.

In June 2009, the FASB issued guidance which amends certain FASB ASC concepts related to consolidation of variable interest entities (“VIE”). Among other accounting and disclosure requirements, this guidance replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. The primary beneficiary assessment must be performed on a continuous basis.  It also requires additional disclosures about an entity’s involvement with a VIE, restrictions on the VIE’s assets and liabilities that are included in the reporting entity’s consolidated balance sheet, significant risk exposures due to the entity’s involvement with the VIE, and how its involvement with a VIE impacts the reporting entity’s consolidated financial statements. The Company adopted this guidance on January 1, 2010 and does not expect it to have an effect on its consolidated results of operations and financial condition.

In June 2009, the FASB issued additional guidance under ASC 860 "Accounting for Transfer of Financial Assets and Extinguishment of Liabilities” which improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. This additional guidance requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are required to provide financial statement users with greater transparency about transfers of financial assets and a transferor's continuing involvement with transferred financial assets. This additional guidance must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This additional guidance must be applied to transfers occurring on or after the effective date. The adoption of this ASC 860 is not expected to have a material impact on the Company's financial statements and disclosures.

In October 2009, the FASB issued guidance on “Multiple Deliverable Revenue Arrangements,” updating ASC 605 “Revenue Recognition.” This standard provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. The Company is currently evaluating the requirements of this guidance and has not yet determined the impact of its adoption on the Company’s consolidated financial statements.

In October 2009, the FASB issued ASC 985-605, “Software Revenue Recognition.” This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements that are “essential to the functionality,” and scopes these products out of current software revenue guidance. The new guidance will include factors to help companies determine what software elements are considered “essential to the functionality.” The amendments will now subject software-enabled products to other revenue guidance and disclosure requirements, such as guidance surrounding revenue arrangements with multiple deliverables. The amendments in this guidance are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. The Company is currently evaluating the requirements of this guidance and has not yet determined the impact of its adoption on the Company’s consolidated financial statements.

In February 2010, the FASB issued FASB ASU 2010-09, “Subsequent Events, Amendments to Certain Recognition and Disclosure Requirements,” which clarifies certain existing evaluation and disclosure requirements in ASC 855 “Subsequent Events” related to subsequent events. FASB ASU 2010-09 requires SEC filers to evaluate subsequent events through the date in which the financial statements are issued and is effectively immediately. The new guidance does not have an effect on its consolidated results of operations and financial condition.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

NOTE 3 - LIQUIDITY

The Company's consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business and, accordingly, no adjustments have been made to recorded amounts that might result from the outcome of this uncertainty. The Company's accumulated deficit at December 31, 2009 was $2,309,048, and the Company incurred a net loss of $1,582,108 and $299,689 for the years ended December 31, 2009 and 2008, respectively.  On December 31, 2009, the Company had working capital deficit of $2,149,149. Historically, Utilipoint has funded its operations with cash obtained mainly from stockholders and third-party financings.

In February 2010, the Company completed a public offering totaling $1,280,000.   The public offering included 256,000 shares of our common stock at a price of $5.00 per share. Certain of our affiliates converted outstanding debt of up to $250,000 in the offering.

In anticipation of violating the revolving loan’s tangible net worth covenant, as of March 31, 2010, the Company is engaged in renegotiating the tangible net worth covenant with Proficio Bank and anticipates that the first covenant compliance date under the renegotiated covenant will be June 30, 2010.

We expect that our cash flow from operations and the proceeds from the public equity offering will allow us to meet our anticipated cash requirements for the next twelve months, excluding any additional funding we will need to pursue our acquisition strategy. Such acquisitions, if entered into, will be funded by the sale of additional debt or equity securities or additional bank financing. The sale of additional equity securities could result in additional dilution to our stockholders, and there can be no guarantee that we will be successful in raising those additional funds on terms that are acceptable to us. Any acquisitions we undertake may be funded through other forms of debt, such as publicly issued or privately placed senior or subordinated debt.

NOTE 4 - PROPERTY AND EQUIPMENT

At December 31, property and equipment consisted of the following:

	Estimated Useful Life	2009	2008
Office equipment	3 years	$7,758	$7,758
Furniture and fixtures	10 years	7,882	6,257
Equipment under capital leases	3 years	48,146	52,439
		63,786	66,454
Accumulated depreciation		(13,102)	(9,839)
Accumulated amortization of equipment under capital leases		(32,791)	(22,349)
		$17,893	$34,266

Property and equipment are stated at cost.  Depreciation and amortization is provided on the straight-line method over the estimated useful lives of the assets.  Depreciation expense was $5,789 and $2,635  for years ended December 31, 2009 and 2008, respectively.  Amortization expense was $14,134, and $15,210 for the years ended December 31, 2009 and 2008, respectively.

NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, accounts payable and accrued expenses consisted of the following:

	2009	2008
Accounts payable	$682,719	$336,906
Accrued payroll and vacation	301,597	163,207
Due to Knox Lawrence International, LLC	381,382	50,000
Other accrued expenses	161,890	30,647
	$1,527,588	$580,760

NOTE 6 - NOTES PAYABLE

At December 31, secured revolving credit facilities and other debt obligations consisted of the following:

		2009	2008
	Secured revolving credit facilities:
(1)	Bank of Albuquerque	$-	$216,590
(2)	Proficio Bank	164,384	-
(3)	Chase Bank	7,420	-
	Subtotal	171,804	216,590
(4)	Related party notes	817,951	575,398
		989,755	791,988
	Current maturities of debt	656,219	277,382

	Long-term debt	$333,536	$514,606

1)
Utilipoint had a revolving credit facility, used for working capital needs, with the Bank of Albuquerque from 2005 through mid-2008 at which point the line expired.  Utilipoint had not been in compliance with debt covenant financial ratios on debt coverage, funded debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) and tangible net worth during 2008.  The balance at December 31, 2008 was partially paid down on January 22, 2009 and converted into a short-term note in the amount of $165,000 due September 30, 2009 with an interest rate of 9.25%.  Six monthly consecutive principal payments of $16,500 plus interest on unpaid principal were due commencing January 15, 2009 with a final payment of $66,000 plus interest due September 30, 2009. The Company paid the first five installments and subsequently renegotiated the remaining balance of principal and interest totaling $82,264 into a new 9.25% note with the Bank of Albuquerque on September 30, 2009. The 9.25% note matured on December 31, 2009 and was repaid in 5 principal payments of $9,000 each and one final principal and interest payment of $37,561. The 9.25% note was a modification of the credit facility and as such was secured by Utilipoint’s accounts receivable, fixed assets and a right of offset against cash accounts held with the bank.

2)	On October 14, 2009, the Company, entered into a revolving loan agreement with Proficio Bank (the “Loan Agreement”). Pursuant to the terms of the Loan Agreement, the Lender agreed to loan up to $500,000 (the “Loan”) to the Company which amounts will be evidenced by a Senior Secured Revolving Promissory Note. The Loan matures on October 14, 2010, unless earlier accelerated upon the occurrence of an event of default, as such term is defined in the loan agreement. Interest on the Loan is payable monthly in arrears commencing on November 1, 2009, at a rate which is equal to the Wall Street Journal prime rate plus 2.5%, or a minimum of 6.5%. In the event of default, as such term is defined in the Loan Agreement; the interest rate shall bear additional interest of 3%. The Loan is secured by all of our property, including, all our accounts, inventory, furniture, fixtures, equipment, leasehold improvements, chattel paper and general intangibles and all proceeds thereof. In connection with the Loan, in addition to the Loan Agreement, we entered into a Security Agreement with Proficio Bank and the holders of the senior subordinate debentures issued by Utilipoint entered into a Subordination and Standstill Agreement. There was a balance of $164,384 outstanding at December 31, 2009. As of December 31, 2009 the loan was not in default. In anticipation of violating the revolving loan's tangible net worth covenant, as of March 31, 2010, the Company is engaged in renegotiating the tangible net worth covenant with Proficio Bank and anticipates that the first covenant compliance date under the renegotiated covenant will be June 30, 2010.

3)
In July 2009, IP secured a revolving credit facility with Chase Bank. The credit facility allows IP to borrow up to $15,000 at an interest rate ranging from 13.24% to 19.24%.  Interest accrues at an annual percentage rate of 13.24% for purchases and 19.24% for cash advances and overdraft protection. As of December 31, 2009, the amount outstanding under this credit facility was $7,420.

4)
As of December 31, 2009 and 2008, the Company had unsecured notes payable due to current and former shareholders totaling $817,951 and $575,398, respectively.   The various notes accrue interest ranging from 4% to 12% per annum and were subordinated to obligations under the above credit facility borrowings.

Knox Lawrence International, LLC has provided financing including:

(i)
On December 31, 2008, Utilipoint issued a Senior Subordinated Debenture to Knox Lawrence International, LLC in the principal amount of $62,500. The Debenture provides for payment of interest in the amount of 10% per annum. The Debenture matures on December 31, 2013.  As of December 31, 2009 and 2008, the balance outstanding was $62,500.

(ii)
On January 15, 2009, Utilipoint issued a Senior Subordinated Debenture to Knox Lawrence International, LLC in the principal amount of $10,000. The Debenture provides for payment of interest in the amount of 10% per annum and matures on January 15, 2014.  As of December 31, 2009 and 2008, the balance outstanding was $10,000 and $0, respectively.

(iii)
On June 30, 2009, the Intelligent Project, LLC issued an unsecured promissory note to KLI IP Holding, Inc. in the amount of $108,969. Interest on this note accrues at an annual percentage rate of 5%. The note matures on June 30, 2012. As of December 31, 2009 and 2008, the balance outstanding was $108,969 and $0, respectively.

(iv)
On July 1, 2009, Utilipoint issued a Revolving Senior Subordinated Debenture to Knox Lawrence International, LLC. The Debenture provides for payment of interest in the amount of 10% per annum and matures on July 1, 2014.  As of December 31, 2009 and 2008, the balance outstanding was $137,067 and $0, respectively.

Officers and other affiliates of Utilipoint have provided the following financing including:

(i)
On January 1, 2006, Utilipoint issued a Senior Subordinated Debenture to Bruce R. Robinson Trust in the principal amount of $447,106. The Debenture provides for payment of interest in the amount of 12% per annum. The Debenture was due to mature on January 1, 2010 but has been extended through June 30, 2010.  As of December 31, 2009 and 2008, the balance outstanding was $447,106.

(ii)
An unsecured note bearing interest at a variable interest rate (which was 4% at December 31, 2009) and which was due on August 20, 2009 but extended through 2010.  As of December 31, 2009 and 2008, the balance outstanding was $16,309 and $35,070, respectively.

(iii)	An unsecured note bearing interest at 4% per annum which is due on May 4, 2010. As of December 31, 2009 and 2008, the balance outstanding was $5,000.
(iv)	An unsecured note bearing interest at 10% per annum which is due on January 15, 2014. As of December 31, 2009 and 2008, the balance outstanding was $15,000 and $0, respectively.

In accordance with separation agreement with a former executive, a $16,000 note payable which was originally due on September 23, 2009 was restructured on August 1, 2009 in connection with the resignation of the Company executive who holds the note. Per terms of a separation agreement, the former Company executive agreed to an extension of terms in the amount of two installments of $2,000 and $14,000 due December 31, 2009 and January 30, 2010, respectively.  As of December 31, 2009 and 2008, the balance outstanding was $16,000. The balance was paid off as of March 30, 2010.

The unpaid portion ($3,722) of a $9,722 note due June 2, 2009 to the same former Company executive was paid on October 16, 2009.

Interest expense on notes payable and the revolving credit facilities was $86,967,  $61,265 and $64,433 for the years ended December 31, 2009, 2008 and 2007, respectively which includes $71,640 and $53,102 of interest to related parties for the years ended December 31, 2009 and 2008 respectively.

The Company's contractual payments of long-term related party borrowings at December 31, 2009 are as follows:

Year	Amount
2010	$484,415
2011	-
2012	108,969
2013	62,500
2014	162,067
Total	$817,951
NOTE 7 - 401(K) PLAN

The Company maintains a defined contribution retirement plan under Internal Revenue Code Section 401(k).  Substantially all regular full time employees are eligible to participate in the plan.  The Company matches each eligible employee’s salary reduction contribution up to a limit of 3%.  The Company’s contributions were $14,204, $27,560 and $40,128 for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 8 - STOCKHOLDERS’ DEFICIT

In accordance with the reverse merger on August 21, 2009 (refer to Note 1,  Description of Business and Basis of Presentation), an aggregate of 1,348,516 shares with a par value of $.001 of Midas Medici were issued to Utilipoint shareholders in exchange for 42,191 Utilipoint shares (which represented 100% of the then outstanding shares). This included 21,523 Utilipoint Series A Preferred Stock that were converted to 687,922 Midas Medici common shares. Further, all outstanding Utilipoint stock options at the time of the reverse merger were exchanged for 172,597 Midas Medici stock options in accordance with the Midas Medici stock option program, adopted on July 27, 2009. The shares of common stock issued in connection with the reverse merger were not registered with the Securities and Exchange Commission and are considered to be restricted securities.

As a result of the reverse merger, all references to common stock, preferred stock, share and per share amounts were retroactively restated to reflect the exchange ratio of 31.96217203 shares of Midas Medici’s Common Stock for 1 share of all of the classes of the Utilipoint’s common stock and preferred stock outstanding immediately prior to the merger as if the exchange had taken place as of the beginning of the earliest period presented.

Stock Issued and Outstanding – The total number of shares of capital stock which the Company shall have authority to issue is fifty million (50,000,000). These shares shall be divided into two classes with 40,000,000 shares designated as Common Stock at $.001 par value and 10,000,000 shares designated as Preferred Stock at $.001 par value (the “Preferred Stock”). The Preferred Stock of the Company shall be issued by the Board of Directors of the Company in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Company may determine, from time to time.

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors.

Shares issued and outstanding at December 31 were:

	2009	2008	2007
Common Stock issued (*)	2,735,516	2,192,094	2,136,160
Treasury shares held	(425,000)	(808,611)	(754,787)
Common Stock outstanding	2,310,516	1,383,483	1,381,373

(*) including converted retroactive restatement of Series A Preferred Stock.

Preferred Stock Dividends - Prior to the merger transaction, Utilipoint had 21,523 shares of Series A Preferred Stock outstanding and was required to pay preferential cumulative dividends in cash to the holders. This obligation terminated when the Preferred Stock was converted into common stock as part of the merger transaction. Dividends associated with the Series A Preferred Stock were payable as follows:

•
An annual dividend equal to 13% of the original purchase price, payable quarterly on October 31st, January 31st, April 30th and July 31st of each year commencing on October 31, 2007 (the “Quarterly Dividends”). This equated to $34,125 per quarter.

•
Commencing on January 31, 2010, and continuing on the last day of each month thereafter until July 23, 2010, a dividend equal to the monthly payment that would be payable on the Original Purchase Price based on a 24-month amortization schedule using a 13% annual interest rate (the “Monthly Dividends”).  This equated to $49,919 per month.

•
Upon the first to occur of the following: (i) a liquidation of the Company; (ii) a change in control of the Board of Directors of the Company; or (iii) the failure to convert the Series A Preferred Stock to Common Stock by July 23, 2010, a dividend equal to the Original Purchase Price less any portion of the Monthly Dividends that would be allocable to principal if the Monthly Dividends were treated as loan payments (the “Balloon Dividend”).  This equated to an $812,382 Balloon Dividend.

Series A Preferred Stock dividends were cumulative so that, if the Company was unable to pay, or if the Board of Directors failed to declare Series A Preferred Stock dividend for any period, such Series A Preferred Stock dividends nevertheless accrued and were payable in subsequent periods.  Any payment of Series A Preferred Stock dividends by the Company in any period  first were to be applied to any accrued but unpaid Series A Preferred Stock dividends for prior periods, in chronological order, and then to dividends due for that period.

Stated Series A Preferred Stock dividends of $109,958, $136,500 and $34,125 were declared in 2009, 2008 and 2007, respectively.  The Company is in a negative retained earnings position and therefore the dividends were recorded as a reduction in the Additional Paid-in Capital.  The Company would not pay any of the Series A Preferred Stock dividends if, in the opinion of the Board of Directors, the Company was not able to meet its debt obligations or growth initiatives.  For the years ended December 31, 2009, 2008, dividends declared but not paid totaled $109,958 and $68,250, respectively. The 2007 declared dividends was paid. As of the conversion date, which is the same as the acquisition date, August 21, 2009 and December 31, 2009, $178,208 of stated Series A Preferred Stock dividends had been paid to the preferred shareholders by Knox Lawrence on behalf of Utilipoint. Refer to Note 13, Related Party Transactions - Utilipoint Preferred Dividends.

The discount resulting from the increasing rate feature of the Series A Preferred Stock dividend represented an unstated dividend cost that was being amortized over the three year period preceding payment of the Balloon Dividend using the effective interest method, by charging the imputed dividend cost against Additional Paid-in Capital.  The total stated dividends, whether or not declared, and unstated dividend cost combined represented a period’s total preferred stock dividend, which was deducted from net income (loss) to arrive at net loss available to common shareholders.

Pursuant to the Merger Agreement, the 21,523 outstanding shares of Series A Preferred Stock were converted to 687,922 Midas Medici common shares (refer to Note 1, Description of Business and Basis of Presentation).

Common Stock Put Options - In conjunction with the July 2007 stock purchase and reorganization, the Company issued a total of 191,390 Common Stock put options to two management stockholders. These agreements gave the management stockholders the right and the option, but not obligation, to sell all of their common shares to the Company through December 31, 2009.  The agreements defined the purchase price of the put based on original purchase price if calendar year 2007 EBITDA exceeded $520,000 or, if the management shareholder was still employed by the Company at December 31, 2008, based on the lesser of the original purchase price or fair market value (“FMV”) as determined by an independent valuation expert.  If the shareholders exercise their options at different times, the FMV first determined would apply to both shareholders.

The Common Stock put options were not exercisable at December 31, 2007 based on 2007 EBITDA.  Both shareholders continued to be employed by the Company at December 31, 2008.  Management estimated the FMV as of December 31, 2008 and 2007 to be the value of the most recent per share purchase price; which was higher than the original purchase price.  Due to the absence of quoted FMV and significant third-party transactions, this estimate was subject to change should better inputs become available.

Cancellation of Common Stock Put Options - On July 26, 2009, per renewal terms of one executive’s employment agreement and on August 1, 2009 per terms of the separation agreement of a different executive, all common stock put options were cancelled.

Common Stock Dividends

The Company may declare dividends on the common stock. There has been no common stock dividends declared as of December 31, 2009. Under the terms of the Loan Agreement with Proficio Bank (refer to Note 6, Notes Payable), the Company is restricted from declaring or paying dividends without the prior written consent of the bank, so long as it may borrow under the Loan Agreement or so long as any indebtedness remains outstanding under the Loan Agreement.

NOTE 9 - STOCK OPTIONS AND WARRANTS

On July 27, 2009, the Board approved the MMGH Plan. The maximum number of shares that may be issued under the Plan is 650,000. However for a period of ten (10) years commencing January 1, 2010, the maximum number of shares issuable under the Plan shall be equal to 20% of the issued and outstanding shares of the Company’s common stock on a fully diluted basis but shall not be less than 650,000. Pursuant to the Plan, incentive stock options or non-qualified options to purchase shares of common stock may be issued.  The plan may be administered by our board of directors or by a committee to which administration of the Plan, or part of the Plan, may be delegated by our board of directors. Options granted under the Plan are not generally transferable by the optionee except by will, the laws of descent and distribution or pursuant to a qualified domestic relations order, and are exercisable during the lifetime of the optionee only by such optionee. Options granted under the plan vest in such increments as is determined by our board of directors or designated committee. To the extent that options are vested, they must be exercised within a maximum of thirty days of the end of the optionee's status as an employee, director or consultant, or within a maximum of 12 months after such optionee's termination or by death or disability, but in no event later than the expiration of the option term. The exercise price of all stock options granted under the plan will be determined by our board of directors or designated committee. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date.

Stock option awards granted from this plan are granted at the fair market value on the date of grant, vest over a period determined at the time the options are granted, ranging from zero to one year, and generally have a maximum term of ten years. Certain options provide for accelerated vesting if there is a termination of employment event for specified reasons set forth in certain employment agreements. When options are exercised, new shares of the Company’s common stock, par value $0.001 per share, are issued.

On July 27, 2009 the Company granted options to purchase an aggregate of 247,500 shares of common stock under the MMGH Plan with a weighted-average exercise price of $2.27.

On August 21, 2009, the Company completed an offer to exchange Utilipoint stock options, all of which were granted in 2009, for Midas Medici stock options (the “Exchange”). All previously granted Utilipoint options were exchanged for new Midas Medici options with a lower exercise price on a one-for-thirty two basis. Options for an aggregate of 5,400 shares of Utilipoint’s common stock were exchanged. Options granted pursuant to the Exchange have an exercise price of $1.56 per share and vested on grant date. The outstanding Utilipoint options were exchanged for 172,597 Midas Medici options.

On August 21, 2009, we issued options to purchase 45,000 shares of our common stock to employees and one of our directors at an exercise price of $6.00 per share.

On October 26, 2009, we issued options to purchase 7,000 shares of our common stock to an employee at an exercise price of $6.00 per share.

A summary of option activity under the MMGH Plan as of December 31, 2009, and changes during the year then ended is presented below:

		Weighted-Average	Weighted-Average Remaining	Aggregate
	Shares	Exercise Price	Contractual Term	Intrinsic Value
Outstanding at January 1, 2009	-	$-
Granted	472,097	$2.42
Exercised	-	$-
Forfeited or expired	(15,981)	$1.56
Outstanding at December 31, 2009	456,116	$2.45	5.5	$1,113,480
Expected to vest at December 31, 2009	430,691	$2.39	5.5	$1,070,199
Exercisable at December 31, 2009	161,616	$1.58	5.2	$512,855

The weighted-average grant-date fair value of options granted during the year ended December 31, 2009, was $1.39 and was estimated using the Black-Scholes-Merton option pricing model.  To date, no options have been exercised.

The fair value of each stock option grant is estimated on the grant date using the Black-Scholes-Merton option-pricing model, which incorporates a number of valuation assumptions noted in the following table, shown at their weighted-average values:

Expected dividend yield	0%
Risk-free rate	1.59%
Expected stock price volatility	103.84%
Expected term (years)	3.1

The expected volatility is calculated by using the average historical volatility of companies that management believes are representative of Midas Medici’s business and market capitalization.

The expected option term represents the period that stock-based awards are expected to be outstanding based on the simplified method provided in ASC Topic 718, which averages an award’s weighted-average vesting period and expected term for share options. The Company will continue to use the simplified method until it has the historical data necessary to provide a reasonable estimate of expected life in accordance with ASC Topic 718, as amended by SAB 110. For the expected option term, the Company used a simple average of the vesting period and the contractual term for options granted subsequent to January 1, 2006 as permitted by ASC Topic 718.

For equity awards to non-employees, the Company also applies the Black-Scholes-Merton option pricing model to determine the fair value of such instruments in accordance with ASC Topic 718 and the provisions of ASC Topic 505-50, “Equity-Based Payments to Non-Employees.” The options granted to non-employees are re-measured as they vest and the resulting value is recognized as an adjustment against the Company’s net loss over the period during which the services are received.

The total value of the stock option awards is expensed ratably over the vesting period of the option. As of December 31, 2009, total unrecognized compensation cost related to stock option awards, to be recognized as expense subsequent to December 31, 2009 was approximately $253,881, and the related weighted-average period over which it is expected to be recognized was approximately one (1) year.

The total fair value of options vested during the year ended December 31, 2009 was $158,684. Stock-based compensation in the amount of $301,457 was expensed for the year ended December 31, 2009, and $0 was expensed for the years ended December 31, 2008 and 2007.

 NOTE 10 - LOSS PER COMMON SHARE

In August 2009, Utilipoint's Series A preferred Shares were converted into 687,922 shares of common stock as part of the merger transaction. Prior to the conversion, the Preferred Shares were not included in the basic or diluted net loss per share since the Company included the impact of the preferred dividends and discount accretion as adjustments to arrive at the net loss applicable to common stockholders during the years ended December 31, 2008 and 2007 and for the period January 1, 2009 to the date of the merger transaction. After the conversion date, which was the same as the date of the merger, those shares were included in the basic and diluted net loss per share. The written put options issued July 23, 2007 for the purchase of 191,390 shares of Common Stock and any other outstanding options were not included in the computation of diluted net loss per share because the inclusion of such shares would have an anti-dilutive effect on the net loss applicable to common stockholders.

Basic loss per share has been computed by dividing net loss available to common stockholders by the weighted average number of shares of Common Stock, adjusted as noted above, outstanding during each period.  Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding.  The following table sets forth the computation of basic and diluted loss per share for years ended December 31:

	2009	2008	2007
Net (loss) income attributable to to Midas Medici Group Holdings, Inc. and Subsidiaries	$(1,496,266)	$(299,689)	$68,063
Less stated preferred dividends	(109,958)	(136,500)	(34,125)
Less preferred stock discount accretion	(203,109)	(279,353)	(116,232)
Net loss applicable to common stockholders	$(1,809,333)	$(715,542)	$(82,294)
Shares used in net loss per share;
basic and diluted	1,290,777	679,995	1,065,779
Net loss per share; basic and diluted	$(1.40)	$(1.05)	$(0.08)

NOTE 11 - COMMITMENTS AND CONTINGENCIES

(a)             Capital Leases

The Company is obligated under capital leases for computer equipment that expire on various dates through December 2012. The minimum payments for the capital leases in effect at December 31, 2009 are as follows:

Year Ending December 31,
2010	$13,179
2011	6,143
2012	61
19,383
Less amount representing interest	1,615
Present value of minimum lease payments	$17,768

Short term portion	$11,899
Long term portion	5,869
$17,768

Interest on capital leases amounted to $2,671, $2,677 and $1,947 for the years ended December 31, 2009, 2008 and 2007, respectively.

(b)             Operating Leases

The Company leases buildings and equipment under various operating leases with lease terms ranging from one to three years.  The following is a schedule of the future minimum lease payments required under operating leases that have initial non-cancelable lease terms in excess of one year:

Fiscal year ending December 31,	Minimum Lease Commitments
2010	$53,788
2011	3,503
$57,291

Rent expense for office space amounted to $132,284, $78,164 and $152,463 for the years ended December 31, 2009, 2008 and 2007, respectively.

(c)             Litigation

The Company, in the normal course of business, may be subject to claims and litigation.  Management is not aware of any outstanding claims or assessments against the Company that are estimable and likely.

(d)             Stockholder Agreements

The Company had entered into stockholder agreements with its minority stockholders, some of whom are key managers of the Company.  These agreements provided the Company the first right to purchase each stockholder’s shares in the event of a bona fide offer from any persons to purchase shares from the stockholder.  The Company had the right to purchase such shares on the same terms and conditions set forth in any such purchase agreement within sixty days following the Company’s receipt of the notice to purchase.   The agreements contained restrictions on transfer of stock to third parties and clauses on the Company’s right to repurchase terminated shareholders shares for a price equal to the net book value of the shares at the time of termination of employment.  The agreements terminated in conjunction with the merger transaction.

(e)              Employment Agreements

Effective July 16, 2009, we entered into employment agreements with two key executive officers which agreements contain the same terms and provisions. The agreements provide for an initial term of five years which shall be automatically extended for successive one year periods unless terminated.

The employment agreements provide for an annual base salary of $125,000 which shall be increased as follows: (i) to $200,000 on the earlier to occur of the first anniversary of the agreements or the Company publicly reports consolidated annual gross revenues of at least $10,000,000, (ii) to $250,000 on the earlier to occur of the second anniversary of the agreements or the Company publicly reports consolidated annual gross revenues of at least $35,000,000, (iii) to $350,000  on the earlier to occur of the third anniversary of the agreements or the Company publicly reports consolidated annual gross revenues of at least $100,000,000.  In addition, the executives will each be entitled to an annual bonus targeted between 150% to 250% of the base salary during the first 3 years of the term of the Agreements and thereafter, at a target to be determined in good faith by the Company’s board of directors.

In the event of the executives’ death while employed by the Company, the agreements shall automatically terminate and any unvested equity compensation shall vest immediately and any vested warrants may be exercised on the earlier of the warrant’s expiration or 18 months after the death. In the event of the executives' death or if the agreement is terminated due to a disability or for cause (as defined in the agreements), any unpaid compensation, prorata bonus or bonus options earned and any amounts owed to the executives shall be paid by us. In addition, if the agreements are terminated due to the disability of the executive, any unvested equity compensation shall vest immediately and any vested warrants may be exercised on the earlier of the warrant’s expiration or 18 months after such termination. In the event the executive’s employment is terminated without cause, the executives shall be entitled to receive, in a lump sum payment, the base salary, the maximum bonus and options that would have been paid to the executives if the agreements had not been terminated or for 12 months, whichever is greater. In addition, any unpaid compensation, pro rata bonus or bonus options earned and any amounts owed to the executives shall be paid by us and any unvested equity compensation shall vest immediately and any vested warrants may be exercised on the earlier of the warrant’s expiration or 18 months after the termination. In the event of the executives’ resignation without good reason (as defined in the agreement), or retirement, the executives shall be entitled to receive any unpaid compensation, pro rata bonus or bonus options earned and any amounts owed to the executives.

As a method to retain senior management in the event of a change of control, the agreements also provide that upon the closing of a transaction that constitutes a “liquidity event”, as such term is defined in the agreements, each executive shall be entitled to receive a transaction bonus equal to 2.99 times his then current base salary, provided that he remains employed with the Company on the closing of such liquidity event, unless his employment is terminated without cause or he resigns for good reason. Liquidity events include any consolidation or merger, acquisition of beneficial ownership of more than 50% of the voting shares of the Company, or any sale, lease or transfer of all or substantially all of the Company’s assets.

NOTE 12 - CONCENTRATION RISKS

(a)             Credit Concentration

Our demand deposits are placed with major financial institutions.  Management believes the Company is not exposed to undue credit risk for any demand deposits that may, from time to time, exceed the federally insured limits.

(b)             Revenue and Accounts Receivable Concentration

Two customers accounted for 25% of revenue for the year ended December 31, 2009 and one customer accounted for 10% of revenue for the year ended December 31, 2008. As of December 31, 2007, three customers accounted for 40% of revenue. As of December 31, 2009, three customers accounted for approximately 51% of the total outstanding net accounts receivable and as of December 31, 2008 two customers accounted for approximately 38% of the total outstanding net accounts receivable.

NOTE 13 - RELATED PARTY TRANSACTIONS

Revenues

Revenues from KLI were $0, $10,264 and $14,878 in 2009, 2008 and 2007, respectively.

Legal and Consulting Expense

A member of the Board of Directors and a law firm which employs a relative of the Board member were reimbursed for fees in conjunction with operational support during 2008.  Expenses for the Board member and the law firm were $52,500 and $10,864, respectively, of which $25,000 was paid with Common Stock issued to the Board member.

Business Combination Under Common Control

 In July 2009, Utilipoint acquired a controlling interest in The Intelligent Project, LLC (“IP”). The acquisition was accounted for as a combination of entities under common control.

IP was founded on March 10, 2009, by KLI IP Holding, Inc. and David Steele, the current president of Utilipoint and former President of a predecessor Knox Lawrence International, LLC (“KLI”) portfolio company.  Nana Baffour, our CEO, was the managing member of IP prior to the acquisition.  IP’s management committee consisted of Nana Baffour, Johnson Kachidza, David Steele and Ken Globerman, a KLI employee. Prior to the acquisition, David Steele, a managing director of IP was also a senior managing director of Utilipoint.  From inception to when IP was acquired, its operations were funded through loans provided by KLI. Prior to its acquisition, IP was controlled by KLI IP Holding Inc., which held a 75% interest in IP.  KLI IP Holding, Inc. is controlled by Nana Baffour and Johnson Kachidza, who held a 60% interest.

In connection with the acquisition of IP:

1)
Utilipoint entered into a capital commitment agreement with IP for an amount of up to $200,000.  IP will be able to make capital requests on the capital commitment agreement for initial financing.  Utilipoint received a  60% interest in IP as a result of signing the capital contribution agreement. As of December 31, 2009, Utilipoint had provided no capital under the capital commitment agreement.

2)
The existing members of IP will provide services to Utilipoint in exchange for options to purchase an aggregate of 44,747 shares of the common stock of the Company that are fully-vested on the date of grant and that have a strike price equal to the fair market value of the Company’s common stock on the date of grant.  The stock options for the individuals will be granted pursuant to the equity compensation plan that was adopted by the Company effective as of May 1, 2009.  All of the stock options will have a term of five years and a cashless exercise option. The Consulting Agreement provides that KLI IP Holding Inc. will provide consulting services to the Company in connection with the joint business and marketing efforts of the Company and IP.  In exchange for its services KLI IP Holding Inc. received Company stock options.

The Stock Options Agreement provides that, in consideration of the services being provided to the Company by IP and KLI IP Holding Inc., the Company shall issue stock options in such amounts as set forth below.  The stock options will be fully-vested upon issuance and will have an exercise price equal to the fair market value of the Company Common Stock on the grant date ($1.56).  The stock options will have a term of five years and a cashless exercise option.

•	KLI IP Holding Inc. – options to purchase 27,168 shares

•	IP management shareholders – options to purchase 17,579 shares

In accordance with the merger, the above outstanding Utilipoint options were exchanged for Midas Medici options in accordance with the Midas Medici stock option program, adopted on July 27, 2009.

3)	The Company will provide certain management services to IP in exchange for reasonable compensation.
4)
For a period of two (2) months ending September 1, 2009, KLI will agree to purchase up to $100,000 of the common stock of the Company at a per share purchase price of $1.56 per share. KLI will also agree to lend up to $100,000 pursuant to a Revolving Senior Subordinated Debenture for a period of five (5) years ending July 1, 2014.

Utilipoint Management Fees

Effective with the acquisition of Utilipoint, management fees to Knox Lawrence of $25,000 per quarter are no longer applicable.  At December 31, 2009 and 2008, outstanding management fees of $113,978 and $50,000 are due to Knox Lawrence, respectively.

Utilipoint Preferred Dividends

The net assets of Utilipoint acquired by the Company on August 21, 2009 included preferred dividends payable to Knox Lawrence. Knox Lawrence assumed the obligation to pay the preferred dividends to UTP International, LLC (“UTPI”) on Utilipoint’s behalf as per the former Utilipoint preferred shareholders’ agreement. Utilipoint’s obligation for preferred dividends therefore became an obligation to Knox Lawrence. At December 31, 2009, outstanding dividends payable of $178,208 are due to Knox Lawrence.

Expense Reimbursement Agreement

On August 7, 2009, the Company entered into an expense reimbursement agreement (the “Reimbursement Agreement”) with Knox Lawrence. Pursuant to the Reimbursement Agreement, Knox Lawrence is authorized to incur up to $350,000 in certain expenses and obligations on behalf of the Company and the Company agreed to reimburse Knox Lawrence for such expenses and obligations promptly after delivery of invoices for such expenses. The Reimbursement Agreement has a term of one year, subject to earlier termination upon 30 days’ written notice by either party. Knox Lawrence also allocates expenses for rent and office services to the Company.

Incurred and allocated expenses related to office rent, office services and professional fees for the year ended December 31, 2009 were $404,704 for which the Company reimbursed Knox Lawrence $173,300. The balance of $267,404 at December 31, 2009 is a component of "Accrued Expenses" on the consolidated balance sheets. The expenses are a component of “Selling, general and administrative” operating expenses on the consolidated statements of operations and comprehensive loss.

NOTE 14 - INCOME TAXES

Utilipoint International, Inc. is a C-corporation, cash basis taxpayer.   The Intelligent Project LLC has elected to be treated under the Internal Revenue Code as a Partnership.  Accordingly, all income taxes relating to their profits and losses are the responsibility of the members.  Utilipoint, s.r.o., is established in the Czech Republic and incurs corporation income taxes at the rate of approximately 20%.

As a result of operating losses incurred for tax purposes, the Company has no current liability for federal or state income taxes in those years (other than minimum state taxes due regardless of income).

A reconciliation of income tax expense using the statutory federal and state income tax rates is as follows for the years ended December 31:

	2009	2008	2007
Federal tax at statutory rates	$(537,570)	$(114,071)	$38,692
State tax at statutory rates	(89,776)	(20,130)	6,828
Increase (decrease) in tax due to:
S- Corporation income taxable to shareholders	-	-	(74,158)
Nondeductible expenses	7,013	6,988	8,869
Change in deferred tax asset valuation allowance	607,574	35,531	63,113
Effect of difference between statutory rates and
graduated rates used to calculate deferred taxes	-	50,533	414
Other	13,779	5,334	1,979
Income tax expense (benefit)	$1,020	$(35,815)	$45,737

Deferred income taxes reflect the tax consequences in future years for differences between the tax basis of assets and liabilities and their basis for financial reporting purposes.  Temporary differences giving rise to the deferred tax assets and liabilities relate in part to accrual-to-cash adjustments, as the Company follows the accrual basis of accounting for financial reporting but the cash basis for tax purposes.  Deferred tax assets arise from net operating losses, and from temporary differences in depreciation and amortization and from equipment leases capitalized on the financial statements but treated as operating leases for tax purposes.  A deferred tax liability arises from the net income of a wholly owned foreign corporation (Utilipoint s.r.o.), which becomes taxable in the United States upon repatriation of the funds.  Deferred tax assets and liabilities were calculated using the graduated rates anticipated in the years tax assets and liabilities are anticipated to reverse.  The reversal of timing differences requires significant estimation; accordingly, deferred tax assets and liabilities may reverse at tax rates significantly different than anticipated.

As a result of net losses incurred and because the likelihood of being able to utilize these losses is not presently determinable, the Company has recorded a valuation allowance to fully reserve its deferred tax asset.  If in the future the Company were to determine that it would be able to realize its deferred tax assets in excess of its net recorded amount, an adjustment would increase income in such period or, if such determination were made in connection with an acquisition, an adjustment would be made in conjunction with the allocation of the purchase price.

At December 31, 2009 and 2008 the significant components of the Company’s deferred tax assets and liabilities were:

	2009	2008
Deferred tax assets:
Net operating loss carryforwards	$257,350	$12,012
Accrual to cash adjustments	120,583	53,980
Stock based compensation	271,637	-
Depreciation and amortization adjustments	56,648	29,360
Leases not capitalized for tax purposes	-	3,292
Total deferred tax assets	706,218	98,644
Valuation allowance	(706,218)	(98,644)
Total deferred tax assets net of valuation allowance	$-	$-

Deferred tax liabilities:
Accrual to cash adjustments	$-	$-
Wholly owned foreign corporation	-	(1,057)
Total deferred tax liability	$-	$(1,057)

For income tax reporting purposes, the Company's aggregate unused net operating losses of approximately $643,000 will expire through 2029, subject to limitations of Section 382 of the Internal Revenue Code, as amended. The deferred tax asset related to the net operating loss carryforward was deemed to be $218,748. Due to the uncertainty of its ability to utilize the deferred tax assets relating to the loss carry forwards and other temporary differences between tax and financial reporting purposes, the Company has recorded a valuation allowance equal to the related deferred tax assets.

 NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 825-10 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. ASC 825-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 825-10 establishes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed is determined based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2008, the financial liability measured at fair value consisted of Common Stock put options.  The fair value was based on recent related party transactions which approximate the original purchase price and falls within the Level 3 hierarchy of Fair Value Measurements.

The Common Stock put options are reflected as a liability with a corresponding reduction to equity.  The amount recorded at December 31, 2008 was $269,000.  On July 26, 2009, per renewal terms of one executive’s employment agreement and on August 1, 2009 per terms of the separation agreement of a different executive, all common stock put options were cancelled.

The following is a reconciliation of the common stock put option liability for which Level 3 inputs were used in determining fair value:

Beginning balance at December 31, 2008	$269,000
Put options cancelled	(269,000)
Ending balance at December 31, 2009	$-

 NOTE 16 - SUBSEQUENT EVENTS

Public Offering of 256,000 shares – On February 22, 2010, the Company completed a firm commitment public offering of 256,000 shares of our common stock. Certain of our affiliates converted outstanding debt of up to $250,000 in the offering, pursuant to which they purchased shares of our common stock at the public offering price of $5.00, which constitute part of the 256,000 shares sold in the offering. For more information please refer to the prospectus as filed with the Securities and Exchange Commission on February 17, 2010.

CONSONUS TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	September 30,	December 31,
	2010	2009
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$506	$501
Accounts receivable, net of allowance of $482 and $498, respectively	5,812	12,866
Current portion of prepaid data center services costs	8,480	10,889
Prepaid expenses and other current assets	1,274	708
Current assets held for sale (Note 10)	788	923
Total current assets	16,860	25,887
Property and equipment, net	5,590	5,685
Goodwill, net	3,765	20,026
Other intangible assets, net	9,712	11,775
Prepaid data center services costs, net of current portion	1,059	1,568
Long term assets held for sale (Note 10)	17,285	18,015
Totals	$54,271	$82,956

Liabilities
Current liabilities:
Accounts payable	$6,621	$11,687
Accrued liabilities	2,817	4,380
Current maturities of long-term debt	30,572	6,727
Current portion of deferred revenue	13,305	17,682
Current liabilities related to assets held for sale (Note 10)	885	1,550
Total current liabilities	54,200	42,026
Long-term debt, net of current maturities	16,558	35,907
Note payable to stockholder	1,623	1,623
Deferred revenue, net of current portion	1,540	2,269
Long-term liabilities related to assets held for sale (Note 10)	1,103	1,448
Total liabilities	75,024	83,273
Commitments and contingencies
Stockholders’ Deficiency
Preferred stock, $0.000001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of September 30, 2010 and December 31, 2009	-	-
Common stock, $0.000001 par value, 13,333,333 shares authorized, 3,224,713 and 3,283,388 shares issued and outstanding at September 30, 2010 and December 31, 2009, respectively	-	-
Additional paid-in capital	16,035	15,899
Warrants	3,309	3,309
Accumulated deficit	(40,052)	(19,478)
Accumulated other comprehensive loss	(45)	(47)
Total stockholders’ deficiency	(20,753)	(317)
Totals	$54,271	$82,956

See Notes to Unaudited Condensed Consolidated Financial Statements.

CONSONUS TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Revenues:
Data Center Services	$7,842	$7,974	$23,281	$25,429
IT Infrastructure Services	1,003	858	2,766	3,025
IT Infrastructure Solutions	2,876	8,661	12,502	27,003
Totals	11,721	17,493	38,549	55,457

Operating Expenses:
Costs of Data Center Services	5,143	5,185	15,372	16,745
Costs of IT Infrastructure Services	664	665	1,888	2,278
Costs of IT Infrastructure Solutions	2,479	7,106	9,904	21,536
Selling, general and administrative expenses	3,868	4,934	13,851	16,117
Depreciation and amortization expense	817	808	2,485	2,408
Impairment loss - Goodwill (see Note 6)	-	-	16,261	-
Totals	12,971	18,698	59,761	59,084

Loss from continuing operations	(1,250)	(1,205)	(21,212)	(3,627)
Interest expense	634	549	1,733	1,555

Loss from continuing operations before income taxes	(1,884)	(1,754)	(22,945)	(5,182)
Income tax expense (benefit)	(28)	-	(28)	4

Loss from continuing operations	(1,856)	(1,754)	(22,917)	(5,186)
Discontinued operations (Note 10)	643	1,154	2,343	3,707

Net loss	$(1,213)	$(600)	$(20,574)	$(1,479)

Income (Loss) per common share – basic and diluted
Loss per share from continuing operations	$(0.58)	$(0.56)	$(7.19)	$(1.64)
Income per share from discontinued operations	0.20	0.37	0.73	1.17
Loss per share	$(0.38)	$(0.19)	$(6.46)	$(0.47)

Weighted average number of common shares outstanding - basic and diluted	3,202,402	3,152,064	3,187,093	3,155,108

See Notes to Unaudited Condensed Consolidated Financial Statements.

CONSONUS TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
 (unaudited)
 (in thousands, except share amounts)

						Accumulated
	Common		Additional			Other	Total
	Stock	Common	Paid-in		Accumulated	Comprehensive	Stockholders'
	Shares	Stock	Capital	Warrants	Deficit	Income (loss)	Deficiency

Balance at December 31, 2009	3,283,388	$-	$15,899	$3,309	$(19,478)	$(47)	$(317)

Issuance of common stock in connection with vesting of deferred stock	13,890

Stock-based compensation	-	-	269	-	-	-	269
							-
Forfeitures	(52,207)	-	-	-	-	-	-

Repurchase of common stock	(20,358)		(133)				(133)

Unrealized gain on securities available-for-sale	-	-	-	-	-	2	2

Net loss	-	-	-	-	(20,574)	-	(20,574)

Total comprehensive loss							(20,572)

Balance at September 30, 2010	3,224,713	$-	$16,035	$3,309	$(40,052)	$(45)	$(20,753)

 See Notes to Unaudited Condensed Consolidated Financial Statements

CONSONUS TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	Nine Months Ended September 30,
	2010	2009
Cash flows from operating activities:
Net loss	$(20,574)	$(1,479)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,555	3,370
Non-cash interest	273	124
Stock-based compensation	266	407
Non-cash loss on impairment - Goodwill (see Note 6)	16,261	-
Changes in operating assets and liabilities:
Accounts receivable	6,934	4,759
Prepaid expenses and other current assets	2,099	1,972
Other assets	595	144
Accounts payable	(46)	315
Accrued liabilities	(1,936)	(1,572)
Deferred revenue	(5,258)	(3,783)
Net cash provided by operating activities	2,169	4,257

Cash flows from investing activities:
Capital expenditures	(754)	(1,052)
Net cash used in investing activities	(754)	(1,052)

Cash flows from financing activities:
Proceeds from line of credit	6,018	6,076
Payments on line of credit	(5,294)	(6,814)
Proceeds from debt	490	510
Payments on debt	(2,439)	(2,640)
Payments of loan fees	(52)	-
Repurchase of common stock	(133)	-
Net cash used in financing activities	(1,410)	(2,868)
Net increase in cash and cash equivalents	5	337
Cash and cash equivalents at the beginning of period	501	756

Cash and cash equivalents at end of period	$506	$1,093

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,279	$2,118
Cash paid for income taxes	$-	$4

See Notes to Unaudited Condensed Consolidated Financial Statements .

CONSONUS TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS

Description of Business

Consonus Technologies, Inc. (the Company or CTI), incorporated in the State of Delaware, was formed in connection with the merger of Consonus Acquisition Corporation (CAC) and Strategic Technologies, Inc. (STI) on January 22, 2007. The Company designs, builds, and operates e-business data centers to store, protect and manage critical business information computer systems. The Company owns two facilities in Utah and leases two facilities in Utah. In addition, the Company has partnership agreements with data centers in Colorado, Ohio, Massachusetts and North Carolina. The Company also provides its clients with information technology infrastructure services and solutions and data center services, which include designing, planning, building and supporting business systems that integrate technologies, information, processes and people.

On April 30, 2010, the Company entered in an Agreement and Plan of Merger and Reorganization with Midas Medici Group Holdings, whereas Consonus will survive the merger as a wholly-owned subsidiary of Midas Medici. Each Consonus stockholder will receive, in exchange for each share of Consonus common stock held or deemed to be held by such stockholder immediately prior to the closing of the merger (as of the date of this filing, the merger is not yet effective), approximately 1.33 shares of Midas Medici. As a result, immediately after the merger Consonus stockholders will own approximately 66% of the fully-diluted shares of the combined company.   The merger will be effective after certain conditions outlined in the merger agreement are completed.

NOTE 2 – LIQUIDITY AND BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission (“SEC”) for Quarterly Reports on Form 10-Q and do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America.  Accordingly, the unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2009.  The accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of the management, considered necessary for a fair presentation of financial position, results of operations and cash flow for the interim periods.  The December 31, 2009 balance sheet has been derived from the audited consolidated financial statements included elsewhere in this Form S-4.  Operating results for the three and nine month periods ended September  30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

The Company’s unaudited condensed consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business and, accordingly, no adjustments have been made to recorded amounts that might result from this uncertainty. The Company’s accumulated deficit as of September 30, 2010 was approximately $40.1 million, and we incurred a net loss of approximately $1.2 million and $20.6 million for the three and nine months ended September 30, 2010, respectively. At September 30, 2010, the Company had a working capital deficit of $39.3  million. Historically, Consonus has funded its operations with cash earned and third-party financing. At September 30, 2010, the Company was not in compliance with certain of its covenants under the sixth amendment with Avnet, Inc.  (Senior Lender).The Company has not been able to obtain a waiver as of the filing date of these statements; as such $26.7 million is included in current maturities of long-term debt.

 To address the working capital deficiency, sources of cash would include cash flow from operations and existing availability under our working capital line.  These sources, alone, will not be sufficient to address the full working capital deficiency.  In addition, the Company is in discussions with it senior lender to restructure or eliminate some of the debt currently classified in current liabilities and the company continues to explore potential equity and debt financings. In regard to the Senior Lender restructuring and equity or debt financings, there currently are no definitive agreements in place. If the Company cannot restructure the debt with the Senior Lender, or complete an equity or debt financing, it will not have sufficient cash to meet its working capital obligations.

On October 1, 2010, the Company executed on a sale of its Utah based data center assets.  Proceeds from the sale included a cash payment at closing of approximately $43.5 million and a potential earn-out payment of up to $8.5 million in February 2012, contingent on certain criteria related to business performance.  The outstanding principal and accrued interest on the US Bank Line of Credit, US Bank Term Loans,  Proficio Term Loan and Note Payable to Stockholder were paid in full, which totaled approximately $15.9 million in the aggregate, with the proceeds of the asset sale which occurred on October 1, 2010.  The condensed consolidated financial statements and accompanying notes included in these financial statements include disclosure of the results of operations for the Utah based data center assets.  Accordingly, the financial position and results of operations related to these assets have been classified as assets held for sale on the condensed consolidated balance sheets and as discontinued operations in the condensed consolidated statements of operations.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Reclassifications

Certain amounts in the financial statements of the prior years have been reclassified to conform to the current year presentation for comparative purposes. As discussed in Notes 18, the Company has reclassified certain prior year amounts related to our discontinued operations.

Discontinued Operations and Reclassifications

On October 1, 2010, the Company sold substantially all of its assets and liabilities, except for related party advances and certain debt obligations, of Consonus Acquisition Corp. (“CAC”) for a purchase price equal to approximately $43.5 million, which is subject to certain post-closing adjustments.  CAC is entitled to receive up to an additional $8.5 million pursuant to an earn-out provision.  The financial results of CAC have been classified as discontinued operations in the Consolidated Statements of Operations for all of the periods presented. The assets and liabilities of this business are reflected as assets and liabilities held for sale  in the Consolidated Balance Sheets for all periods presented. See Note 10 and Note 18 for additional information regarding discontinued operations.

Revenue Recognition

The Company derives revenues from data center services and IT infrastructure solutions and services. Data center services are comprised of managed infrastructure, managed services and maintenance support services. IT infrastructure solutions and services include the resale of hardware and software, along with consulting, integration and training services. The Company recognizes revenue when all of the following conditions are satisfied: there is persuasive evidence of an arrangement; delivery has occurred; the collection of fees is probable; and the amount of fees to be paid by the customer is fixed or determinable. Delivery does not occur until products have been shipped or services have been provided and risk of loss has transferred to the client.

CONSONUS TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

When the Company provides a combination of the above referenced products or services to its customers, recognition of revenues for the hardware and related maintenance services component is evaluated to determine if any software included in the arrangement is not essential to the functionality of the hardware based on guidance related to “Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.” Hardware and related elements qualify for separation when the services have value on a stand-alone basis, objective and verifiable evidence of fair value of the separate elements exists and, in arrangements that include a general right of refund relative to the delivered element, performance of the undelivered element is considered probable and substantially in its control. Fair value is determined principally by reference to relevant third-party evidence of fair value. Such third-party information is readily available since the Company primarily resells products offered by its vendors. The application of the appropriate accounting guidance to the Company’s sales requires judgment and is dependent upon the specific transaction. The Company recognizes revenues from the sale of hardware products at the time of sale provided the revenue recognition criteria are met and any undelivered elements qualify for separation.

In arrangements that include multiple elements, including software licenses, maintenance and/or professional services, the Company allocates and defers revenue for the undelivered items based on vendor specific objective evidence (VSOE) of fair value for the undelivered elements, and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue. VSOE of fair value for each undelivered element is based on the price for which the undelivered element is sold separately. The Company determines the fair value of the undelivered elements based on historical evidence of stand-alone sales of these elements to third parties. When VSOE exists, the Company recognizes revenues from the sale of software licenses at the time of sale provided the revenue recognition criteria are met and any undelivered elements qualify for separation. When VSOE does not exist for undelivered items such as maintenance and professional services, then the entire arrangement fee is recognized ratably over the performance period.

Maintenance contract revenue is deferred and recognized ratably over the contractual period. The deferred revenue consists primarily of the unamortized balance of product maintenance. Occasionally, the Company resells maintenance contracts to certain customers in which the Company assumes an agency relationship. For such contracts, the Company generally has no further obligation to the customer beyond the billing and collection of the maintenance contract amount. These agent maintenance contracts are established between the vendor and the customer and the Company has no obligation to provide the maintenance services. In such arrangements, the Company recognizes the net fees retained as revenues at the time of sale with no associated cost of sales.

Consulting services revenue is recognized as the services are rendered. Revenues generated from fixed price arrangements are recognized using the proportional performance method, measured principally by the total labor hours incurred as a percentage of estimated total labor hours. For fixed price contracts when the current estimates of total contract revenue and contract cost indicate a loss, the estimated loss is recognized in the period the loss becomes evident.

Unbilled services are recorded for consulting services revenue recognized to date that has not yet been billed to customers. In general, amounts become billable upon the achievement of contractual milestones or in accordance with predetermined payment schedules. Unbilled services are generally billable to customers within one year from the respective balance sheet date.

Revenue also consists of monthly fees for data center services and solutions including managed infrastructure and managed services and is included within “data center services” revenue in the accompanying consolidated statements of operations. Revenue from managed infrastructure and managed services is billed and recognized over the term of the contract which is generally one to three years. Installation fees associated with managed infrastructure and managed services revenue is billed at the time the installation service is provided and recognized over the estimated term of the related contract or customer relationship. Costs incurred related to installation are capitalized and amortized over the estimated term of the related contract or customer relationship.

The following tables summarize the components of revenue recognition for the three and nine months ended September 30, 2010 and 2009:

	Three Months Ended September 30,
	2010		2009		Change
		Percentage		Percentage
(in thousands)	Amount	of Revenues	Amount	of Revenues	Amount	%

Data center services and solutions	$7,842	66.9%	$7,974	45.6%	$(132)	-2%
IT infrastructure services	1,003	8.6%	858	4.9%	145	17%
IT infrastructure solutions	2,876	24.5%	8,661	49.5%	(5,785)	-67%

Total	$11,721	100.0%	$17,493	100.0%	$(5,772)	-33%

	Nine Months Ended September 30,
	2010		2009		Change
		Percentage		Percentage
(in thousands)	Amount	of Revenues	Amount	of Revenues	Amount	%

Data center services and solutions	$23,281	60.4%	$25,429	45.8%	$(2,148)	-8%
IT infrastructure services	2,766	7.2%	3,025	5.5%	(259)	-9%
IT infrastructure solutions	12,502	32.4%	27,003	48.7%	(14,501)	-54%

Total	$38,549	100.0%	$55,457	100.0%	$(16,908)	-30%

CONSONUS TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Allowance for Doubtful Accounts

Accounts receivable consist primarily of amounts due to the Company from its normal business activities. Accounts receivable amounts are determined to be past due when the amount is overdue based on contractual terms. The Company maintains an allowance for doubtful accounts to reflect the expected uncollectability of accounts receivable based on past collection history and specific risks identified among uncollected amounts. Accounts receivable are charged off against the allowance for doubtful accounts when the Company determines that the receivable will not be collected. The Company performs ongoing credit evaluations of its customers.

Concentration of Credit, Supply Risk and Economic Conditions

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.  The Company maintains its cash and cash equivalents with high-credit quality financial institutions.  At times, such amounts may exceed federally insured limits.

For the three months ended September 30, 2010 and 2009, no customer comprised more than 13% of consolidated revenues.  For the nine months ended September 30, 2010 and 2009, no customer comprised more than 7% of consolidated revenues. For the nine months ended September 30, 2010 and 2009, no customer comprised more than 12% of consolidated accounts receivable.

Approximately 99% and 90% of the Company’s hardware and software purchases for the three months ended September 30, 2010 and 2009, respectively, were from Avnet, Inc. Approximately 98% and 89% of the Company’s hardware and software purchases for the nine months ended September 30, 2010 and 2009, respectively, were from Avnet, Inc. Approximately 89%  and 80% of accounts payable at September 30, 2010 and 2009, respectively, were due to this vendor. Approximately 100% and 90% of the Company’s total IT infrastructure solutions revenues for the three months ended September 30, 2010 and 2009, respectively, are also related to re-sales of this supplier’s products. Approximately 99% and 89% of the Company’s total IT infrastructure solutions revenues for the nine months ended September 30, 2010 and 2009, respectively, are also related to re-sales of this supplier’s products.

The Company sells to the small and medium size business market primarily in Eastern and Southeast United States.  A continued downturn in the economy, especially for an extended period of time, could adversely impact customer demand of discretionary items such as IT infrastructure services and solutions, particularly affecting our hardware and software products category and to a lesser extent the Company's maintenance offerings. These factors could have a material adverse effect on our business, financial condition and results of operations.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

Prepaid Data Center Services Costs

Prepaid data center services costs represent the unused portion of the maintenance support the Company has contracted with software and hardware vendors. These costs are amortized to costs of data center services ratably over the term of the related contracts. Prepaid data center services costs also represent costs incurred related to installation of customers in our data centers and are capitalized and amortized over the estimated life of the customer relationship. These costs are amortized to costs of infrastructure solutions.

Long-lived Assets

Property, equipment and definite lived intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

The Company is required to use the non-amortization approach to account for purchased goodwill and certain intangibles. Under the non-amortization approach, goodwill and certain intangibles are not amortized into results of operations, but instead are reviewed for impairment at least annually and written down and charged to operations only in the periods in which the recorded values of goodwill or certain intangibles exceed their fair value. The Company has elected to perform its annual impairment test as of December 31 of each calendar year. An interim goodwill impairment test would be performed if an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

CONSONUS TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

In September 2006, new accounting standards related to "Fair Value Measurements" were issued to provide enhanced guidance when using fair value to measure assets and liabilities by defining fair value and establishing a framework for measuring fair value for disclosures of fair value measurements. These standards apply whenever other pronouncements require or permit assets or liabilities to be measured at fair value and, while not require new fair value measurements, may change current practices. The Company adopted these standards on January 1, 2008 and there was no material impact on its condensed consolidated financial statements.

In February 2007, new accounting standards addressing "The Fair Value Option for Financial Assets and Financial Liabilities" permit all entities to choose to measure certain financial assets and liabilities at fair value at specified election dates and establish presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company adopted these new standards on January 1, 2008 and there was no material impact on its condensed consolidated financial statements.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and debt obligations. The carrying amount of the cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short-term nature. Management believes that the Company’s debt obligations in general bear interest at rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, the carrying values for these instruments approximate fair value.

Derivative Financial Instruments

In the first quarter of 2009, the Company adopted a recent accounting standard which requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreement. All derivatives are recognized on the balance sheet at their fair values. The carrying value of the derivative is adjusted to market value at each reporting period and the increase or decrease is reflected in interest expense in the condensed consolidated statements of operations. In August 2005, the Company entered into an interest rate swap agreement with U.S. Bank.  On September 30, 2010, this agreement that covered a notional amount of approximately $4.3 million related to its term loan with U.S. Bank was paid off for approximately $309,000. In August 2007, the Company entered into an additional interest rate swap agreement with U.S. Bank, effective September 15, 2007 with a notional amount of approximately $1.0 million which was paid off on September 30, 2010 for approximately $100,000. As of  December 31, 2009, approximately $390,000 was recorded in other liabilities related to these instruments. The Company recognized approximately $26,000 and $16,000, for the three months ended September 30, 2010 and  2009, respectively, of other expense as a result of the change in the market value of these instruments. The Company recognized other expense of approximately $18,000 for the nine months ended September 30, 2010 and a gain of approximately $114,000 for the nine months ended September 30, 2009 as a result of the change in the market value of these instruments. This is reflected as an increase or decrease to interest expense in the accompanying condensed consolidated statements of operations. See Note 9.

Stock Based Compensation

The cost resulting from all share based payment transactions are required to be recognized in the financial statements using the fair value method. The benefits of tax deductions in excess of recognized compensation cost are required to be reported as a financing cash flow, rather than as an operating cash flow. The Company will recognize excess tax benefits when those benefits reduce current income taxes payable. The Company has elected to use the Black Scholes Merton option pricing model to determine the fair value of options granted. See Note 13 for further discussion of the Company’s accounting for stock-based compensation.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities, and net operating loss and tax credit carry forwards, utilizing enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect of any future change in income tax rates is recognized in the period that includes the enactment date. The Company provides a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit or if future deductibility is uncertain. See Note 11 for further discussion of the Company’s accounting for income taxes.

CONSONUS TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Recently Issued Accounting Standards

In October 2009, the Financial Accounting Standards Board (“FASB”) issued guidance on “Multiple Deliverable Revenue Arrangements,” updating ASC 605 “Revenue Recognition.” This standard provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting.  This update establishes a selling price hierarchy for determining the selling price of a deliverable.  The selling price used for each deliverable will be based on a vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available.  The Company is currently using this guidance.

In October 2009, the FASB issued ASC 985-605, “Software Revenue Recognition.”  This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements that are “essential to the functionality,” and scopes these products out of current software revenue guidance.  The new guidance includes factors to help companies determine what software elements are considered “essential to the functionality.”  The amendments will now subject software-enabled products to other revenue guidance and disclosure requirements, such as guidance surrounding revenue arrangements with multiple deliverables.  The amendments in this guidance are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010.  Early application is permitted.  The Company is currently evaluating the requirements and has not yet determined the impact of its adoption on the Company’s condensed consolidated financial statements.

In January 2010, the FASB issued amended guidance to improve disclosure requirements related to Fair Value Measurements and Disclosures-Overall Subtopic 820-10 of the FASB Accounting Standards Codification (“ASC 820-10).  The amended guidance requires companies to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for such transfers.  These additional disclosure requirements were effective for reporting periods beginning March 1, 2010.  For the three months ended September 30, 2010, we did not have any transfers in and out of Level 1 and Level 2 fair value measurements.  The amended guidance also requires additional disclosures related to Level 3 fair value measurements.  We do not currently have level 3 fair value measurements.

In February 2010, the FASB issued FASB ASU 2010-09, “Subsequent Events, Amendments to Certain Recogntion and Disclosure Requirements,” which clarifies certain existing evaluation and disclosure requirements in ASC 855 “Subsequent Events” related to subsequent events.  FASB ASU 2010-09 requires SEC filers to evaluate subsequent events through the date on which the financial statements are issued and is effective immediately.  The new guidance does not have an effect on its condensed consolidated results of operations and financial condition.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying condensed consolidated financial statements.

Property and equipment

Property and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Useful Lives:

Buildings 30-40 years
Computers, software and equipment 3-15 years
Office furniture and equipment 7-10 years

Property and equipment held under capital leases and leasehold improvements are amortized based on the straight-line method over the shorter of the lease term or estimated life of the assets. Maintenance and repairs which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

As of September 30, 2010 and December 31, 2009, property and equipment, net consisted of (in thousands):

	September 30,	December 31,
	2010	2009

Buildings	$15,619	$15,608
Land	1,456	1,456
Leasehold improvements	1,108	1,108
Computer software and equipment	7,839	7,205
Office furniture and equipment	829	814
Construction in process	120	67
Total property and equipment	26,971	26,258
Less accumulated depreciation	(6,936)	(5,820)
Property and equipment, net	$20,035	$20,438
Less: Property and equipment assets held for sale, net	(14,445)	(14,753)
Total property and equipment , net	$5,590	$5,685

CONSONUS TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

During the three months ended September 30, 2010 and 2009, the Company recorded depreciation expense from continuing operations of approximately $126,000 and $162,000, respectively, including depreciation of computer software and equipment and office furniture and equipment under capital leases of $17,100 and $17,500, respectively. During the nine months ended September 30, 2010 and 2009, the Company recorded depreciation expense from continuing operations of approximately $399,000 and $487,000, respectively, including depreciation of computer software and equipment and office furniture and equipment under capital leases of approximately $63,100 and $52,400, respectively.

NOTE 5 – CAPITAL LEASE OBLIGATIONS

The Company leases certain equipment under capital lease obligations with interest ranging from approximately 5.2% to 14.0%.  Annual future minimum payments under capital lease obligations subsequent to September 30, 2010 are as follows:

Period Ending September 30,
Amount
2011	$158
2012	124

Total minimum lease payments	282

Less amount representing interest	16
Net minimum lease payments	266

Less current portion of obligations under capital leases	149

Long-term obligations under capital leases	$117

The following is an analysis of the equipment held under capital lease obligations at September 30, 2010 and December 31, 2009:

	September 30, 2010	December 31, 2009

Computer and software equipment	$174	$174
Office furniture and equipment	491	491
Less accumulated amortization	(295)	(231)

Totals	$370	$434

NOTE 6– GOODWILL AND OTHER INTANGIBLE ASSETS

As of September 30, 2010 and December 31, 2009, intangible assets consist of (in thousands):

Goodwill & Intangibles

	September 30,	December 31,
	2010	2009

Definite-lived intangible assets:
Customer Relationships	$19,130	$19,130
Developed Technology	2,000	2,000
Less accumulated amortization	(10,673)	(8,275)
Total	10,457	12,855

Less: definite-lived intangible assets held for sale, net	(745)	(1,080)
Total definite-lived intangible assets, net	$9,712	$11,775

Indefinite-lived intangible assets:
Goodwill	$21,624	$21,624
Goodwill impairment charge	(16,261)	0
Total	5,363	21,624

Less: Goodwill assets held for sale, net	(1,598)	(1,598)
Total indefinite-lived intangible assets, net	$3,765	$20,026

During the three months ended September 30, 2010 and 2009, the Company recorded amortization expense from continuing operations of approximately $691,000, and $646,000, respectively. During the nine months ended September 30, 2010, the Company recorded amortization expense from continuing operations of approximately $2.1 million and $1.9 million, respectively.

CONSONUS TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In accordance with the non-amortization approach to account for purchased goodwill and certain intangibles, the Company performs its annual goodwill impairment test on December 31, the last day of its fiscal year.  In addition, if and when events or circumstances change that would more likely than not reduce the fair value of each of its reporting units below its carrying value, an interim test would be performed. The majority or our goodwill was recorded in connection with the acquisition of STI in January 2007.  Due to the economic downturn, reduced revenue and net income from the STI subsidiary, and business disruptions to the STI reporting unit, the Company determined an interim impairment test was necessary and performed the interim test as of June 30, 2010.

To test for potential impairment, we determined the fair value of each of our reporting units based on market based multiples applied to sales and earnings.  The results indicated an impairment of the STI reporting unit because the current carrying value exceeded its fair value.  We then determined the implied fair value of the goodwill and recorded an impairment loss of approximately $16.3 million.  The non-cash charge has no impact on its cash flow or liquidity, but does have a material impact on the condensed consolidated financial statements

NOTE 7- ACCRUED LIABILITIES

At September 30, 2010 and December 31, 2009, the Company had unpaid accrued liabilities of approximately $0.7 million and $1.2 million, respectively, related to a failed initial public offering.

NOTE 8 – LONG-TERM DEBT

	September 30,	December 31,
	2010	2009

Line of credit agreement with U.S. Bank with a maximum borrowing limit of $2.5 million with a variable interest rate based on LIBOR plus a LIBOR spread 2.86% and 2.95% at September 30, 2010 and December 31, 2009 respectively, with principal due on November 21, 2011	$1,807	$1,084

Term Loans of $10.5 million and $1.9 million with U.S. Bank with variable monthly payments and variable interest rates based on LIBOR at 2.86% at September 30, 2010 and December 31, 2009, respectively, with principal due on May 31, 2012 and November 19, 2014, respectively	9,024	9,625

Term Loan of $1.0 million with U.S. Bank with a maximum borrowing amount of $1.0 million with variable monthly payments and variable interest rate based on LIBOR plus 4.0% (4.26% and 4.35% as of September 30, 2010 and December 31, 2009 respectively)	842	468

Term loan of $3 million with Proficio Bank with quarterly payments of principal and monthly variable interest payments based on LIBOR plus 10% (10.26% and 10.24% at September 30, 2010 and December 31, 2009 respectively), with remaining balance due on November 21, 2011	2,100	2,300

Secured note payable and trade payable to Avnet, Inc. payable through December 31, 2011, with a variable interest, adjusted annually, of prime plus 5% (8.25% at September 30, 2010). At December 31, 2009 the interest rate was at a fixed rate of 8.0%.	26,731	22,343

Bank mortgage note payable with interest at 8.0%, payable in equal monthly installments of $23,526 through February 2011. The note is collateralized by a first deed of trust on STI's office building, assignment of all leases, and a security interest in all fixtures and equipment.	2,115	2,195

Unsecured notes payable to vendor with interest rate of LIBOR plus 1.5% (2.03% and 1.79% September 30, 2010 and December 31, 2009, respectively)	4,245	4,245

Other	266	383

Total	47,130	42,643
Less debt discount	-	(9)
Less current maturities of long-term debt	(30,572)	(6,727)
Long-term debt	$16,558	$35,907

CONSONUS TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
U.S. Bank Line of Credit

On May 31, 2005, the Company entered into a credit agreement with U.S. Bank that provided a $2.5 million line of credit and $10.5 million term loan. At September 30, 2010, we had $1.8 million drawn on our revolving line of credit. In March 2010 the Company entered into an amendment to its restated and credit agreement with U.S. Bank. The amendment extended the maturity date of the line of credit from May 2010 to November 2011 and also changed the amount available on the line of credit to a fixed amount of $2.5 million. The amendment also increased the LIBOR spread as defined in the amended agreement by 0.40% and redefined certain other financial covenants within the agreement.

At September 30, 2010, the Company had additional availability on the line of credit of $0.7 million. The revolving line of credit, payable monthly, bears interest at a rate equal to LIBOR plus a LIBOR spread as defined in the credit agreement (2.86% interest rate at September 30, 2010). The line of credit also requires us to pay a quarterly commitment fee on the unused portion of the line of credit as defined rate (0.5% as of September 30, 2010).

U.S. Bank Term Loans

On May 31, 2005, the Company entered into a credit agreement with U.S. Bank that provided a $10.5 million term loan. At September 30, 2010, the term loan had approximately $7.9 million principal amount outstanding. The term loan bears interest at a rate equal to LIBOR plus a LIBOR spread as defined in the credit agreement (2.86% interest rate at September 30, 2010). The term loan requires monthly principal payments of $44,722 plus applicable monthly interest payments through May 31, 2012, at which time the balance of the term loan is due.  At September 30, 2010 approximately $7.9 million was due on this term loan.

On November 19, 2007, the Company entered into an amended and restated credit agreement with U.S. Bank which provided for a erm loan in the amount of approximately $1.9 million, in addition to the existing revolving line of credit of $2.5 million and the existing $10.5 million term loan, as further described above. The new term loan in the amount of approximately $1.9 million bears interest at a rate equal to LIBOR plus a LIBOR spread as defined in the amended and restated credit agreement (2.86% interest rate at September 30, 2010) which is payable monthly. The term loan requires monthly principal payments of $22,155 plus applicable monthly interest payments through November 19, 2014, at which time the balance of the new term loan is due. At September 30, 2010 approximately $1.1 million was due on this term loan.

In June 2009, the Company entered into an amendment to its amended and restated credit agreement with U.S. Bank. The amended and restated credit agreement with U.S. Bank provides for additional availability of new term loans of up to $1.0 million as reimbursement of capital expenditures related to the data centers.  In June 2009, April 2010 and May 2010, $510,000, $360,000 and $130,000, respectively,  was funded from this equipment line..  At September 30, 2010, $842,000 is outstanding and nothing remains available for future expenditures. The term loan in the amount of approximately $1.0 million bears interest at a rate equal to LIBOR plus a LIBOR spread as defined in the amended and restated credit agreement (4.26% interest rate at September 30, 2010), which is payable monthly. The loan requires monthly principal payments of $16,667 plus applicable monthly interest payments from July 2010 through June 2014, payments of $8,167 June 2014 through April 2015 and a payment of $2,167 in May 2015.

The term loans and line of credit are collateralized by all assets and leases of CAC.  In connection with the sale of the assets of CAC as described in Note 10, the term loans and line of credit with U.S. Bank was paid off on October 1, 2010.

In January 2008, the Company entered into the first amendment to the amended and restated credit agreement with U.S. Bank. This amendment allowed for the bank to issue a letter of credit to the Company up to $0.5 million and that letter of credit outstanding would reduce the availability of the line of credit. As of September 30, 2010, the Company had no letters of credit outstanding.

Proficio Bank Term Loan

In May 2008, the Company entered into a subordinated debt facility with Proficio Bank. The facility provides for a term loan in the amount of $3.0 million. The facility bears interest at a rate equal to LIBOR plus 10% (10.26% interest rate at September 30, 2010) which is payable monthly. The facility also requires quarterly principal payments of $100,000 through November 2011, at which time the balance of the amended term loan is due. In connection with the issuance of the debt facility the company incurred approximately $138,000 of direct and incremental issuance costs. Approximately $45,000 was paid directly to the lender and, as such, has been reflected as a debt discount and is being amortized to interest expense over the term of the facility.  At September 30, 2010, $2.1 million was outstanding on this facility.

In December 2009, the first amendment to the credit agreement with Proficio Bank was signed.  The amendment extends the maturity date of the debt to November 2011.  Quarterly principal payments of $100,000 will continue to be made until maturity.  The Company paid the financial institution $20,000 in fees at the time of the amendment. The subordinated debt facility is collateralized by all assets and leases of CAC and is subordinate to the U.S. Bank agreement.  In connection with the sale of the assets of CAC as described in Note 10, the facility with Proficio Bank was paid off on October 1, 2010.

CONSONUS TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At September 30, 2010 and December 31, 2009, the Company had $69,000 and $68,000, respectively, of legal and other direct costs, net of amortization, associated with the loans with U.S. Bank and Proficio Bank which have been reflected within other assets and are being amortized to interest expense over the term of the facilities.  In connection with the sale of the assets of CAC as described in Note 10, these costs were written off on October 1, 2010.

Avnet, Inc. (Senior Lender) Note Payable

In connection with the Merger on January 22, 2007, the Company assumed all outstanding debt of STI. On May 20, 2005, STI entered into an Amended and Restated Refinancing Agreement (the Amended Agreement) with the lender (Senior Lender) which was later amended on June 22, 2006, May 1, 2007, September 10, 2007, October 8, 2007 and July 11, 2008. The Agreement, with amendments, consists of one note and a past due trade debt. The note in the amount of $20.1 million carries an interest rate of 8.0%. Payments of principal and interest under both the note and the past due trade debt are $300,000 monthly with the unpaid principal being due on September 10, 2010. Additionally, in connection with the Merger, the Company issued 231,514 warrants to purchase common stock to the Senior Lender.  At September 30, 2010, the amount outstanding on the note was $15.1 million and the outstanding past due trade debt was $11.6 million.

On December 31, 2009, the Company entered into a sixth amendment to the Amended and Restated Refinancing Agreement with the Senior Lender to amend certain restrictive financial covenants, which allowed the Company to be in compliance at December 31, 2009. In addition, the amendment waived certain restrictive covenants that were not in compliance at March 31, 2009 and all months ending April 30, 2009 through November 30, 2009.  The amendment extended the due date from September 2010 to December 2011. The key terms of the amendment were as follows:

•	Interest rate changed from 8% to a prime rate plus 5%, such sum not to exceed 12%. The rate adjusts annually with a maximum increase of 1.5% per annum.

•
Additional warrants totaling 150,000 will be provided giving the lender the right to purchase 50,000 shares of common stock each at March 31, 2010, June 30, 2010 and September 30, 2010 at an exercise price of $.000173 per share. This replaces the existing warrant to purchase 231,514 shares.

•	The Company is no longer required to complete an initial public offering.

•	Certain other financial covenants were redefined or terminated.

The Amended Agreement contains certain financial covenants as defined in the credit agreement which include a fixed charge coverage ratio, a limitation on capital expenditures and a minimum ratio of accounts receivable and trade debt.

On September 30, 2010, the Company entered into a forbearance Agreement, Restructuring Agreement and Seventh Amendment to Amended and Restated Refinancing Agreement (“Avnet Forbearance Agreement”) with Avnet in which Avnet agrees that it will not exercise any default remedy from the date of the agreement through the forbearance termination date of December 31, 2010, as long as no additional defaults occur during the forbearance period.  The forbearance agreement does not constitute a waiver of any existing defaults.  The Avnet Forbearance Agreement provides, among other things, revised covenants and conditions required during the forbearance period.  In addition, it provides that, if during the forbearance period, the Company pays Avnet $8.5 million dollars and approximately $760 thousand to purchase Avnet’s outstanding warrants, Avnet would discharge and forgive the outstanding principal and accrued but unpaid interest on the consolidated 2007 note, which amount totaled approximately $15.1 million  as of September 30, 2010.

At September 30, 2010 the Company was not in compliance with certain of these covenants under the sixth amendment.  The Company has not obtained a waiver as of the filing date of these statements, as such this debt is included in current maturities of long-term debt.

The Senior Lender also provides goods and services for resale by the Company, referred to as trade debt in the agreement. Past Due Trade Debt, defined in the Agreement as trade debt that is unpaid 50 days or more after invoice date at such time, will accrue interest of 8.25% per annum. Past Due Trade Debt is paid with excess cash remaining after payments are made on the notes payable as noted in the Agreement.

Bank Mortgage Notes Payable

In March 2008, the Company revised the terms of its two bank mortgage notes payable with principal amounts totaling $2.2 million with a single bank mortgage note payable in the amount of $2.4 million, with an interest rate of 8.5%.  The note is collateralized by a first deed of trust on STI’s office building, assignment of all leases and a security interest in all fixtures and equipment.  Additional borrowings received under the revised note were used to fund anticipated capital expenditures. At September 30, 2010 and December 31, 2009, the amount outstanding on the note was approximately $2.1 million and $2.2 million, respectively.

Vendor Notes Payable

The Company also has an outstanding note payable of approximately $4.2 million to one of its vendors, with interest at LIBOR plus 1.5% (2.03% at September 30, 2010). The note is unsecured and is payable in payments based on excess cash flow as defined in an inter creditor agreement. At September 30, 2010 and December 31, 2009, the outstanding balance on this note was approximately $4.2 million.

At September 30, 2010 and December 31, 2009, the Company had approximately $0.3 million and $0.4 million, respectively, in debt with various other lenders.

CONSONUS TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Future minimum principal payments on long-term debt, excluding $1.623 million on a note payable to a stockholder, are as follows (in thousands):

September 30,
2011	$30,572
2012	15,539
2013	466
2014	449
2015	104
Thereafter	-
Total minimum payments	$47,130

NOTE 9 – FAIR VALUE MEASUREMENTS

As stated in Note 2, the Company adopted the methods of fair value as described in “Fair Value Measurements”. As defined, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  As defined, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In order to increase consistency and comparability in fair value measurements, a fair value hierarchy has been established that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are as described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3:
Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Assets (in thousands)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total September 30, 2010
Marketable security	$34	$-	$-	$34	*

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total December 31, 2009
Marketable security	$31	$-	$-	$31	*

 *Amount is included in Other Assets on the Condensed Consolidated Balance Sheet

Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable Inputs	Unobservable	Total September
	Assets (Level 1)	(Level 2)	Inputs (Level 3)	30, 2010

Swap liability on hedge	$-	$0	$-	$0	**

Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable Inputs	Unobservable	Total December
	Assets (Level 1)	(Level 2)	Inputs (Level 3)	31, 2009

Swap liability on hedge	$-	$390	$-	$390	***

**  The interest rate swap agreements with US Bank were paid off on September 30, 2010
*** Amount is included in Other Liabilities on the Condensed Consolidated Balance Sheet

CONSONUS TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – ASSETS / LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

On October 1, 2010, the Company executed on a sale of its Utah based data center assets.  Proceeds from the sale included a cash payment at closing of approximately $43.5 million and a potential earn-out payment of up to $8.5 million in February 2012, contingent on certain criteria related to business performance.  The outstanding principal and accrued interest on the US Bank Line of Credit, US Bank Term Loans,  Proficio Term Loan and Note Payable to Stockholder were paid in full, which totaled approximately $15.9 million in the aggregate, with the proceeds of the asset sale which occurred on October 1, 2010.

These condensed consolidated financial statements and accompanying notes included in this report include disclosure of the results of operations for the Utah based data center assets.  Accordingly, the financial position and results of operations related to these assets have been classified as assets held for sale in the condensed consolidated balance sheets and as discontinued operations in the condensed consolidated statements of operations.

The components of the assets and liabilities held for sale as of September 30, 2010 and December 31, 2009 and the components of income from discontinued operations are as follows (in thousands):

	September 30, 2010	December 31, 2009
Assets held for sale:
Accounts receivable	$455	$335
Deferred support costs	182	182
Other current assets	151	406
Current assets held for sale	$788	$923

Deferred support costs	429	516
Property, plant and equipment, net	14,445	14,753
Intangible assets, net	745	1,080
Goodwill	1,598	1,598
Other assets	68	68
Long-term assets held for sale	$17,285	$18,015

Total assets held for sale	$18,073	$18,938

Liabilities related to assets held for sale:
Accounts payable	$521	$807
Accrued expenses	98	470
Deferred revenue	266	273
Current liabilites related to assets held for sale	$885	$1,550

Long-term liabilities related to assets held for sale	1,103	1,448

Total liabilities related to assets held for sale	$1,988	$2,998

	Nine months ended
	September 30, 2010	September 30, 2009

Total revenues	$9,539	$10,410
Total expenses (1)	7,196	6,703
Total income from discontinued operations	$2,343	$3,707

(1) Included in total expenses is depreciation of $735,000 and $625,000 for the nine months ended September 30, 2010 and 2009 respectively. Amortization expense of $335,000 for the nine months ended September 30, 2010 and 2009 is also included in total expenses.

NOTE 11 – INCOME TAXES

The Company’s provision for income taxes for the three months ended September 30, 2010 and 2009, respectively, was approximately ($28,000) and $0, respectively, and consists of current state income taxes. The Company’s provision for income taxes for the nine months ended September 30, 2010 and 2009, respectively, was approximately ($28,000) and $4,000.

At December 31, 2009 and September 30, 2010, respectively, the Company had $0.9 and $1.3 million in unrecognized income tax benefits. The Company does not anticipate any significant increase or decrease of unrecognized tax benefits within the twelve month period following September 30, 2010.  If these unrecognized tax benefits were recognized, they would decrease the Company’s effective tax rate.  No interest or penalties have been recorded related to these tax provisions.

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of the date of adoption, January 1, 2007 and as of September 30, 2010 and December 31, 2009, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company has its tax years ended 2006 to 2009 open to examination by federal tax and major state tax jurisdictions. The Company was informed by the Internal Revenue Service that its 2008 Form 1120 is under examination.  The examination commenced in July, 2010 and is on-going.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company leases various office space, and land under non-cancelable operating leases which expire at various times from 2010 to 2055. Future aggregate minimum lease payments under non-cancelable operating leases from continuing operations as of September 30, 2010 were as follows (in thousands):

September 30,
2011 …………………………………	$359
2012 …………………………………	264
2013 …………………………………	31
2014 …………………………………	169
2015 …………………………………	-
Thereafter …………………………..	-
Total minimum lease payments from continuing operations	$823

Lease expense from continuing operations for the three months ended September 30, 2010 and 2009 was approximately $0.1  million. Lease expense from continuing operations for the nine months ended September 30, 2010 and 2009 was approximately $0.3 million.

From time to time, the Company is subject to various lawsuits and other legal proceedings, which arise in the ordinary course of business. Management accrues an estimate of expense for any matters that can be reasonably estimated and that are considered probable of occurring based on the facts and circumstances. Management believes that the ultimate resolution of current matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

CONSONUS TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – STOCK-BASED COMPENSATION

The Company adopted an incentive compensation plan (2007 Equity Plan) on December 15, 2006. The 2007 Equity Plan provides for the issuance of a variety of stock based awards that may be granted to executive officers, employees and consultants. The pricing, vesting, and other terms of the equity instruments are at the discretion of the Board. A total of 366,667 shares of common stock are reserved for issuance under the 2007 Equity Plan.

Stock Options
A summary of the Company’s stock option plan at September 30, 2010 and changes during the nine months then ended is as follows:
			Average
			Remaining
			Average
			Remaining	Aggregate
	Number of	Average	Contractual	Intrinsic
	Shares	Exercise Price	Terms	Value

Outstanding at January 1, 2010	137,591	$21.83
Forfeited or expired	(62,240)	$15.47
Outstanding at September 30, 2010	75,351	$27.09	1.8	$-

As of September 30, 2010, there is zero unrecognized compensation cost related to outstanding stock options because all options were fully vested immediately prior to the merger closing date of January 22, 2007. Therefore all outstanding options at September 30, 2010 are exercisable.  There were no options granted during three or nine months ended September 30, 2010.

Restricted and Deferred Shares

In January 2010, 23,922 shares of restricted stock vested and an additional 17,873 shares vested in March 2010.  In March 2010, the Board of Directors approved a plan to purchase 11,449 shares of the vested restricted stock for approximately $75,000, which represents management’s estimate of the fair value on the date of repurchase.   In April 2010, the Board of Directors approved a plan to purchase 2,528 of vested restricted stock for approximately $17,000, which represents management’s estimate of the fair value on the date of repurchase. In March 2010, 13,890 shares of deferred stock issued under the 2007 Equity Plan vested.  In March 2010, the Board of Directors approved a plan to purchase 6,381 of the vested deferred stock for approximately $42,000, which represents management’s estimate of the fair value on the date of repurchase.

Restricted Shares

In accordance with “Equity Based Payment”, the Company recognized approximately $103,000 and $143,000 of compensation expense for the three months ended September 30, 2010 and 2009, respectively based on management’s estimate of the awards expected to vest.  The Company recognized approximately $270,000 and $342,000 of compensation expense for the nine months ended September 30, 2010 and 2009, respectively, based on management’s estimate of the awards expected to vest.

At September 30, 2010, there is approximately $151,000 of unrecognized compensation costs related to these awards, which will be recognized through 2011.

A summary of the Company’s outstanding non-vested restricted shares at September 30, 2010 and changes during the nine months then ended is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Nonvested at January 1, 2010	116,312	$8.25

Granted	-	-
Vested	(41,795)	7.42
Forfeited	(52,207)	10.84

Nonvested at September 30, 2010	22,310	$9.00

CAC Deferred Shares
The Company issued 24,261 shares of common stock in October 2006 as part of a consulting agreement whereby a third-party consulting firm performed certain services in connection with a pending public offering.  An additional 31,246 shares are to be issued for services previously provided during the year ended December 31, 2006.

CONSONUS TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Deferred Shares

In accordance with “Equity Based Payment”, the Company recognized approximately $0 and $35,000 of compensation expense for the three months ended September 30, 2010 and 2009, respectively, based on management’s estimate of the awards expected to vest.  The Company recognized approximately $0 and $104,000 of compensation expense for the nine months ended September 30, 2010 and 2009, respectively, based on management’s estimate of the awards expected to vest.  At September 30, 2010, there is $0 of unrecognized compensation costs related to these awards.

A summary of the Company’s outstanding nonvested deferred shares at September 30, 2010 and changes during the nine months then ended is as follows:
	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested Deferred Shares

Nonvested at January 1, 2010	59,025	$6.67

Granted	-	-
Vested	(13,890)	6.67
Forfeited	(13,889)	6.67

Nonvested at September 30, 2010	31,246	$6.67

Shares Reserved for Future Issuance

At September 30, 2010, the Company had reserved a total of 694,581 of its authorized 13,333,333 shares of common stock for future issuance as follows:

Outstanding warrants ($.00039 price per share)	231,514
Outstanding warrants ($.000173 price per share)	150,000
Outstanding stock options	75,351
Outstanding restricted stock	22,310
Outstanding deferred stock	31,246
Possible future issuance under 2007 Equity Plan	184,160
694,581
SARs

The Company has awarded Stock Appreciation Rights (“SARs”) to three of its independent directors and certain executives in exchange for services rendered by them to the Company or a Subsidiary. On May 5, 2009 an executive received 7,000 SARs granted on May 5, 2009 at a base price of $3.50 per SAR, which is the fair market value at the date of grant.  On September 10, 2009, three independent directors received 5,495 SARs each for a total 16,485 SARs at a base price of $5.46 per SAR, which is the fair market value at the date of grant.  On March 2, 2010, certain executives received 31,764 SARs in aggregate, at a base price of $6.62 per SAR, which is the fair market value at the date of the grant.  The SARs subject to the awards shall be vested in full upon the Date of Grant; provided, however, that they shall only be exercisable in connection with the occurrence of an Exercise Event, as such term as defined. For purposes of this Agreement, an “Exercise Event” shall mean: (i) any merger or consolidation to which the Company is a party so long as, as a result of such merger or consolidation, the Company’s majority stockholder, Knox Lawrence International, LLC (“KLI”), owns less than 25% of the stock in the surviving or resulting entity or its parent entity; (ii) the sale by the shareholders of the Company, in a single transaction or series of related transactions, of all of the stock of the Company or, if less than all, an amount of stock such that, as a result of the sale, KLI is the owner of less than 25% of the outstanding voting power of the Company; (iii) the sale of all or substantially all of the assets of the Company to an unrelated third party; or (iv) such other time for the allowance of the exercise of SARs as may be recommended by the Committee and approved by the Board.

NOTE 14 – EMPLOYEE SAVINGS PLAN

The Company sponsors a defined contribution 401(k) plan (the "Retirement Plan").  Employees become eligible to participate in the Retirement Plan beginning the month subsequent to three months of employment.  Participants may contribute up to 100% of their compensation up to a maximum annual contribution of $16,500 and $16,500 for 2010 and 2009, respectively if they are under the age of fifty and $22,000 and $21,500, respectively, if they are age fifty or over as prescribed by the Internal Revenue Service. Currently, the Company provides contributions equal to 3% of employees’ eligible earnings. The Company recognized expense from continuing operations related to these contributions of approximately $3,000 for the three months ended September 30, 2010 and 2009, and approximately $12,000 and $11,000 for the nine months ended September 30, 2010 and 2009, respectively.

CONSONUS TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In connection with the Merger, the Company maintains a 401(k) savings plan with a profit sharing feature (the Plan) whereby employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length of service requirements.  The Company’s matching contribution is discretionary and is determined on an annual basis. The Company recognized expense of approximately $15,000 and $18,000 for the three months ended September 30, 2010 and 2009 and approximately $50,000 and $51,000 for the nine months ended September 30, 2010 and 2009, respectively.

NOTE 15 – RELATED PARTY TRANSACTIONS

The Company recognized expenses for services provided by Knox Lawrence International, KLI, a principal shareholder of the Company, and its affiliates for the three months ended September 30, 2010 and 2009 of approximately $62,500 and approximately $187,000 for the nine months ended September 30, 2010 and 2009.

On September 24, 2008 CAC issued a Secured Promissory Note to KLI.  Under the terms of the note, CAC may borrow up to a maximum of $2,500,000, of which it has borrowed $1,623,485.  The balance of the available funds may be used to support CAC’s operating and debt servicing obligations.  In connection with the issuance of the note, CAC entered into a security agreement with KLI and subordination and standstill agreement with KLI, U.S. Bank National Association and Proficio Bank, each dated as of September 24, 2008.  The note is collateralized by all assets of CAC and is subordinate to the term loans with U.S. Bank and Proficio. The note bears interest at the “applicable LIBOR rate” plus 12.5% (12.76% at September 30, 2010).

In August, 2010, the Company entered an agreement with KLI to terminate the annual management fee. In exchange for terminating the management fee, KLI received $250,000 in August 2010 and is also to receive $500,000 upon completion of the Utah data center asset sale.

At September 30, 2010 and December 31, 2009, there is approximately $490,000 and $298,000 in accrued interest on the balance sheet as well as approximately $67,000 and $59,000 in interest expense for the three months ended September 30, 2010 and 2009, respectively, and approximately $192,000 and $170,000 in interest expense for the nine months ended September 30, 2010 and 2009, respectively, related to the note.

NOTE 16 – LOSS PER SHARE

Basic loss per common share is based upon the weighted average number of common shares outstanding for the period. Diluted loss per common share is based upon the assumption that all common stock equivalents were converted at the beginning of the year.  Shares calculated for diluted shares for the three and nine months ended September 30, 2010 and 2009 do not include unvested equity instruments and unissued shares associated with stock based compensation arrangements as their effect would be antidilutive.

NOTE 17 – STOCKHOLDERS’ EQUITY (DEFICIENCY)

Repurchase of Common Stock

In April 2010, the Board of Directors approved a plan to purchase 2,528 of vested restricted stock. The shares were purchased by the Company for approximately $17,000 which represents management’s estimate of fair value on the date of purchase. In March 2010, the Board of Directors approved a plan to purchase 17,830 shares of vested restricted and deferred stock issued under the 2007 Equity Plan.  The shares were purchased by the Company for approximately $118,000, which represents management’s estimate of fair value on the date of purchase.

Warrants

On December 31, 2009, the Company entered into a Sixth Amendment to the Amended and Restated Refinancing Agreement with Avnet, Inc.  Included in this amendment is the right for Avnet to receive additional warrants on March 31, 2010, June 30, 2010 and September 30, 2010, each providing for the right to purchase 50,000 shares of common stock (150,000 shares in aggregate) of the Company at a price of $.000173 per share.  These warrant rights are in replacement of warrant rights previously agreed to in the Fourth Amendment to the Amended and Restated Refinancing Agreement with Avnet, Inc., which were to be issued on September 30, 2009 if the indebtedness remained outstanding.  The warrant rights were reflected as $993,000 in interest expense in the consolidated statement of operations for the year ended December 31, 2009.  The value of the $6.62 per share as determined by applying the Black-Scholes Model using the stock price as determined by the Company, the exercise price of $.000173, and a risk free interest rate of 0.6%.  On June 30, 2010, March 31, 2010, and September 30, 2010, the Company executed and delivered a warrant to purchase 50,000 shares of common stock each,

NOTE 18 – SUBSEQUENT EVENTS

On October 1, 2010, the Company executed on a sale of its Utah based data center assets.  Proceeds from the sale included a cash payment at closing of approximately $43.5 million and a potential earn-out payment of up to $8.5 million in February 2012, contingent on certain criteria related to business performance.  The outstanding principal and accrued interest on the US Bank Line of Credit, US Bank Term Loans,  Proficio Term Loan and Note Payable to Stockholder were paid in full, which totaled approximately $15.9 million in the aggregate, with the proceeds of the asset sale on the October 1, 2010.  See Note 10 for additional information on the presentation in the financial statements for assets held for sale and discontinued operations.

On October 1, 2010, the Company paid KLI, a principal shareholder of the Company $500,000 as final payment for a management fee termination letter agreement entered into in August 2010 by CTI, CAC and KLI.

On October 1, 2010, certain related parties, officers and employee (including two board members who are also principals of KLI, a significant shareholder of the Company), received approximately $3.2 million in transaction incentive compensation for executing on the CAC asset sale.

On October 28, 2010, the Company executed on the terms of the Avnet forbearance agreement by delivering Avnet $8.5 million and approximately $760 thousand to purchase Avnet’s outstanding warrants, in exchange for Avnet discharging and forgiving the remaining outstanding principal and accrued interest on the Avnet secured note of approximately $15.1 million.  Additionally, on October 28, 2010, the Company executed a confidential settlement and release agreement on the unsecured vendor note of $4.2 million which allowed for a settlement payment of $525,000 in exchange for the vendor discharging and forgiving the remaining principal.  In aggregate, these settlements result in a gain on loan forgiveness of approximately $19 million which will be classified as other income on the Company’s consolidated statement of operations.

On October 28, 2010 KLI and its affiliates, a principal shareholder of the Company, received a fee payment in the amount of $750,000  and a warrant to purchase 381,514 shares of Consonus common stock in exchange for KLI’s approval of the of the contribution of capital of CTI into STI for the purpose of paying settlement amounts to Avnet and the unsecured vendor note.

On October 29, 2010, the Board of Directors of the Company declared a cash dividend of $1.85 on each share of common stock issued and outstanding as of the record date of November 1, 2010, which is a cash dividend of approximately $6.7 million in the aggregate.  The Company began disbursing the dividends  in November 2010.

Report of Independent Public Accountants

To the Stockholders
Consonus Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Consonus Technologies, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consonus Technologies, Inc. at December 31, 2009 and 2008, and their results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. Cohn LLP

Roseland, New Jersey
March 30, 2010, except for the effects of the retrospective reclassification of the discontinued operations discussed in Note 16, as to which the date is December 30, 2010

CONSONUS TECHNOLOGIES, INC. CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2008
(In thousands except share amounts)

ASSETS	2009	2008
Current assets:
Cash and cash equivalents	$501	$756
Accounts receivable, net of allowance for doubtful accounts of $498 and $554, respectively	12,866	14,197
Current portion of prepaid data center services costs	10,889	10,861
Prepaid expenses and other current assets	708	1,336
Current assets held for sale (Note 16)	923	861
Total current assets	25,887	28,011

Property and equipment, net	5,685	5,537
Goodwill, net	20,026	20,026
Other intangible assets, net	11,775	14,341
Prepaid data center services costs, net of current portion	1,568	1,646
Long-term assets held for sale (Note 16)	18,015	18,163
Totals	$82,956	$87,724

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities:
Accounts payable	$11,687	$13,269
Accrued liabilities	4,380	5,658
Current maturities of long-term debt	6,727	3,405
Current portion of deferred revenue	17,682	18,364
Current Liabilities related to assets held for sale (Note 16)	1,550	1,585
Total current liabilities	42,026	42,281

Long-term debt, net of current maturities	35,907	38,284
Note payable to stockholder	1,623	1,623
Deferred revenue, net of current portion	2,269	2,518
Long-term liabilities related to assets held for sale (Note 16)	1,448	1,568
Total liabilities	83,273	86,274

Stockholders' equity (deficiency):

Preferred stock $0.000001 par value, 10,000,000 shares authorized, zero shares issued and outstanding as of December 31, 2009 and 2008	-	-
Common stock $0.000001 par value, 13,333,333 shares authorized, 3,283,388 and 3,293,221 shares issued and outstanding as of December 31, 2009 and 2008, respectively	-	-
Additional paid-in capital	15,899	15,245
Warrants	3,309	2,316
Accumulated deficit	(19,478)	(16,062)
Accumulated other comprehensive loss	(47)	(49)
Total stockholders' equity (deficiency)	(317)	1,450
Totals	$82,956	$87,724

See the accompanying notes to the consolidated financial statements.

 CONSONUS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In thousands except, share and per share amounts)

	2009	2008
Revenue:
Data center services and solutions	$33,833	$34,785
IT infrastructure services	3,839	10,042
IT infrastructure solutions	33,231	51,532
Totals	70,903	96,359

Operating expenses:
Cost of data center services and solutions	22,038	23,505
Cost of IT infrastructure services	2,843	6,845
Cost of IT infrastructure solutions	26,314	41,609
Selling, general and administrative expenses	21,069	25,621
Write-off of previously capitalized offering
costs and financing fees	-	8,086
Depreciation and amortization expense	3,207	3,027
Totals	75,471	108,693

Income (loss) from continuing operations	(4,568)	(12,334)
Interest expense, net	2,091	2,262
Interest expense - warrants	993	-

Loss before income tax expense	(7,652)	(14,596)
Income tax expense (benefit)	3	(335)

Loss from continuing operations	(7,655)	(14,261)

Income from discontinued operations (Note 16)	4,239	3,194

Net loss attributable to common shareholders	$(3,416)	$(11,067)

Earnings (loss) per share:
Continuing operations - basic and diluted	$(2.42)	$(4.73)

Discontinued operations – basic and diluted	1.34	1.06

Loss per share – basic and diluted	$(1.08)	$(3.67)
Weighted average number of common shares
outstanding - basic and diluted	3,159,078	3,015,963

See the accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In thousands except share amounts)

						Accumulated
	Common		Additional			Other
	Stock	Common	Paid-in		Accumulated	Comprehensive
	Shares	Stock	Capital	Warrants	Deficit	Income (Loss)	Total

Balance at December 31, 2007	3,021,066	$-	$13,977	$2,316	$(4,995)	$11	$11,309
Issuance of restricted stock	80,316
Issuance of common stock in connection with vesting of deferred stock	97,179
Common stock issued to related party for services (Note 11)	175,000		1,575				1,575
Stock-based compensation			355				355
Repurchase and cancellation of common stock	(80,340)		(662)				(662)
Comprehensive loss:
Unrealized loss on securities available-for-sale						(60)	(60)
Loss from continuing operations					(14,261)		(14,261)
Income from discontinued operations					3,194		3,194
Total comprehensive loss							(11,127)

Balance at December 31, 2008	3,293,221	-	15,245	2,316	(16,062)	(49)	1,450
Issuance of restricted stock	41,870						-
Forfeitures	(37,283)						-
Stock-based compensation			727				727
Repurchase of common stock	(14,420)		(73)				(73)
Warrant rights				993			993
Comprehensive income (loss):
Unrealized gain on securities available-for-sale						2	2
Loss from continuing operations					(7,655)		(7,655)
Income from discontinued operations					4,239		4,239
Total comprehensive loss							(3,414)

Balance at December 31, 2009	3,283,388	$-	$15,899	$3,309	$(19,478)	$(47)	$(317)

See the accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In thousands)

	2009	2008
Operating activities:
Net loss	$(3,416)	$(11,067)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization	4,514	4,323
Noncash interest	313	121
Warrant interest expense	993
Fair value adjustments	(160)	317
Stock-based compensation	727	1,930
Loss on write-off of assets		36
Changes in operating assets and liabilities:
Accounts receivable	1,431	3,931
Prepaid expenses and other current assets	436	6,647
Other assets	191	205
Accounts payable	2,417	(3,692)
Accrued liabilities	(1,298)	(308)
Deferred revenue	(1,121)	80
Other long-term liabilities	-	1,488
Net cash provided by operating activities	5,027	4,011

Investing activities:
Capital expenditures	(1,655)	(2,067)
Net cash used in investing activities	(1,655)	(2,067)

Financing activities:
Proceeds from line of credit	8,183	8,278
Payments on line of credit	(8,749)	(6,628)
Proceeds from notes payable	510	3,105
Repayments on notes payable	(3,478)	(6,170)
Repayment of loan fees	(20)	(93)
Repurchase of common stock	(73)	(662)
Net cash used in financing activities	(3,627)	(2,170)
Net decrease in cash and cash equivalents	(255)	(226)

Cash and cash equivalents at beginning of year	756	982

Cash and cash equivalents at end of year	$501	$756

Supplemental disclosure of cash flow information:
Interest paid	$2,556	$2,499
Income taxes paid	$11	$190

Supplemental disclosure of noncash investing and financing activities:
Acquisition of property and equipment through capital leases	$442
Converted stockholder payable to long-term debt		$1,623
Converted bank payable to long-term debt	$4,015	$33

See the accompanying notes to the consolidated financial statements.

CONSONUS TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 1 – DESCRIPTION OF BUSINESS

Description of Business

Consonus Technologies, Inc. (the Company or CTI), incorporated in the State of Delaware, was formed in connection with the merger of Consonus Acquisition Corporation (CAC) and Strategic Technologies, Inc. (STI) on January 22, 2007. The Company designs, builds and operates e-business data centers to store, protect and manage critical business information computer systems. The Company owned two facilities in Utah and leases one facility in Utah. In addition, the Company has partnership agreements with data centers in 13 other states in the United States and Toronto, Canada. The Company also provides its clients with information technology infrastructure services and solutions and data center services, which include designing, planning, building and supporting business systems that integrate technologies, information, processes and people.

Reverse Stock Split

In January 2008, the Company’s board of directors and stockholders approved a reverse stock split whereby each 1.5 shares of common stock were exchanged for 1 share of common stock. All historical CAC and CTI share and per share amounts have been retroactively adjusted to give effect to the Merger and the January 2008 reverse stock split.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Reclassifications

Certain amounts in the financial statements of the prior years have been reclassified to conform to the current year presentation for comparative purposes. As discussed in Note 16, the Company has reclassified certain prior year amounts related to its discontinued operations.

Discontinued Operations and Reclassifications

On October 1, 2010, the Company sold substantially all of its assets and liabilities, except for related party advances and certain debt obligations, of  CAC for a purchase price equal to approximately $43.5 million, which is subject to certain post-closing adjustments.  CAC is entitled to receive up to an additional $8.5 million pursuant to an earn-out provision.  The financial results of CAC have been classified as discontinued operations in the Consolidated Statements of Operations for all of the periods presented. The assets and liabilities of this business are reflected as assets and liabilities held for sale in the Consolidated Balance Sheets for all periods presented. See Note 16 for additional information regarding discontinued operations.

Revenue Recognition

The Company derives revenues from data center services and IT infrastructure solutions and services. Data center services are comprised of managed infrastructure, managed services and maintenance support services. IT infrastructure solutions and services include the resale of hardware and software, along with consulting, integration and training services. The Company recognizes revenue when all of the following conditions are satisfied: there is persuasive evidence of an arrangement; delivery has occurred; the collection of fees is probable; and the amount of fees to be paid by the customer is fixed or determinable. Delivery does not occur until products have been shipped or services have been provided and risk of loss has transferred to the client.

When the Company provides a combination of the above referenced products or services to its customers, recognition of revenues for the hardware and related maintenance services component is evaluated to determine if any software included in the arrangement is not essential to the functionality of the hardware based on accounting guidance related to  “Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.”  Hardware and related elements qualify for separation when the services have value on a stand-alone basis, objective and verifiable evidence of fair value of the separate elements exists and, in arrangements that include a general right of refund relative to the delivered element, performance of the undelivered element is considered probable and substantially in its control. Fair value is determined principally by reference to relevant third-party evidence of fair value. Such third-party information is readily available since the Company primarily resells products offered by its vendors. The application of the appropriate accounting guidance to the Company’s sales requires judgment and is dependent upon the specific transaction. The Company recognizes revenues from the sale of hardware products at the time of sale provided the revenue recognition criteria are met and any undelivered elements qualify for separation.

 In arrangements that include multiple elements, including software licenses, maintenance and/or professional services, the Company allocates and defers revenue for the undelivered items based on vendor specific objective evidence (VSOE) of fair value for the undelivered elements, and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue. VSOE of fair value for each undelivered element is based on the price for which the undelivered element is sold separately. The Company determines the fair value of the undelivered elements based on historical evidence of stand-alone sales of these elements to third parties. When VSOE does not exist for undelivered items such as maintenance and professional services, then the entire arrangement fee is recognized ratably over the performance period.

Maintenance contract revenue is deferred and recognized ratably over the contractual period. The deferred revenue consists primarily of the unamortized balance of product maintenance. Occasionally, the Company resells maintenance contracts to certain customers in which the Company assumes an agency relationship. For such contracts, the Company generally has no further obligation to the customer beyond the billing and collection of the maintenance contract amount. These agent maintenance contracts are established between the vendor and the customer and the Company has no obligation to provide the maintenance services. In such arrangements, the Company recognizes the net fees retained as revenues at the time of sale with no associated cost of sales.

Consulting services revenue is recognized as the services are rendered. Revenues generated from fixed price arrangements are recognized using the proportional performance method, measured principally by the total labor hours incurred as a percentage of estimated total labor hours. For fixed price contracts when the current estimates of total contract revenue and contract cost indicate a loss, the estimated loss is recognized in the period the loss becomes evident.

Unbilled services are recorded for consulting services revenue recognized to date that has not yet been billed to customers. In general, amounts become billable upon the achievement of contractual milestones or in accordance with predetermined payment schedules. Unbilled services are generally billable to customers within one year from the respective balance sheet date.

Revenue also consists of monthly fees for data center services and solutions including managed infrastructure and managed services and is included within “data center services” revenue in the accompanying consolidated statements of operations. Revenue from managed infrastructure and managed services is billed and recognized over the term of the contract which is generally one to three years. Installation fees associated with managed infrastructure and managed services revenue is billed at the time the installation service is provided and recognized over the estimated term of the related contract or customer relationship. Costs incurred related to installation are capitalized and amortized over the estimated term of the related contract or customer relationship.

The following table summarizes the components of revenue recognition for the year ended December 31, 2009 and 2008:

	Year Ended December 31,
	2009		2008		Change
		Percentage		Percentage
(in thousands)	Amount	of Revenue	Amount	of Revenue	Amount	Percent

Data center services and solutions	$33,833	48%	$34,785	36%	$(952)	(3)%
IT infrastructure services	3,839	5%	10,042	10%	(6,203)	(62)%
IT infrastructure solutions	33,231	47%	51,532	54%	(18,301)	(36)%

Totals	$70,903	100%	$96,359	100%	$(25,456)	(26)%

Allowance for Doubtful Accounts

Accounts receivable consist primarily of amounts due to the Company from its normal business activities. Accounts receivable amounts are determined to be past due when the amount is overdue based on contractual terms. The Company maintains an allowance for doubtful accounts to reflect the expected uncollectability of accounts receivable based on past collection history and specific risks identified among uncollected amounts. Accounts receivable are charged off against the allowance for doubtful accounts when the Company determines that the receivable will not be collected. The Company performs ongoing credit evaluations of its customers.

 Concentration of Credit Risk, Supply Risk, and Economic Conditions

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.  The Company maintains its cash and cash equivalents with high-credit quality financial institutions.  At times, such amounts may exceed federally insured limits. As of December 31, 2009, these excess balances totaled $462,000.

For the years ended December 31, 2009 and 2008, no customer comprised more than 6% of consolidated revenues.  For the year ended December 31, 2009, one customer comprised 12% and for the year ended December 31, 2008, no customer comprised more than 9% of consolidated accounts receivable.

Approximately 91% and 93% of the Company’s hardware and software purchases for the years ended December 31, 2009 and 2008, respectively, were from Avnet, Inc. and approximately 80% and 82% of accounts payable at December 31, 2009 and 2008, respectively, were due to this vendor. Approximately 90% and 93% of the Company’s total IT infrastructure solutions revenues for the years ended December 31, 2009 and 2008, respectively, are also related to re-sales of this supplier’s products.

The Company sells to the small and medium size business market primarily in the East, Southeast and select markets in the Western part of the United States.  A continued downturn in the economy, especially for an extended period of time, could adversely impact customer demand of discretionary items such as IT infrastructure services and solutions, particularly affecting our hardware and software products category and to a lesser extent the Company's maintenance offerings. These factors could have a material adverse effect on the Company's business and consolidated financial condition and results of operations.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

Prepaid Data Center Services Costs

Prepaid data center services costs represent the unused portion of the maintenance support the Company has contracted with software and hardware vendors. These costs are amortized to costs of data center services ratably over the term of the related contracts. Prepaid data center services costs also represent costs incurred related to installation of customers in our data centers and are capitalized and amortized over the estimated life of the customer relationship. These costs are amortized to costs of infrastructure solutions.

Long-lived Assets

Property, equipment and definite lived intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

The Company is required to use the non-amortization approach to account for purchased goodwill and certain intangibles. Under the non-amortization approach, goodwill and certain intangibles are not amortized into results of operations, but instead are reviewed for impairment at least annually and written down and charged to operations only in the periods in which the recorded values of goodwill or certain intangibles exceed their fair value. The Company has elected to perform its annual impairment test as of December 31 of each calendar year. An interim goodwill impairment test would be performed if an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Fair Value of Financial Instruments

In September 2006, new accounting standards related to "Fair Value Measurements" were issued to provide enhanced guidance when using fair value to measure assets and liabilities by defining fair value and establishing a framework for measuring fair value for disclosures of fair value measurements. These standards apply whenever other pronouncements require or permit assets or liabilities to be measured at fair value and, while not requiring new fair value measurements, may change current practices. The Company adopted these standards on January 1, 2008 and there was no material impact on its consolidated financial statements.

In February 2007, new accounting standards addressing "The Fair Value Option for Financial Assets and Financial Liabilities" permit all entities to choose to measure certain financial assets and liabilities at fair value at specified election dates and establish presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company adopted these new standards on January 1, 2008 and there was no material impact on its consolidated financial statements.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and debt obligations. The carrying amount of the cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short-term nature. Management believes that the Company’s debt obligations in general bear interest at rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, the carrying values for these instruments approximate fair value.

Derivative Financial Instruments

In the first quarter of 2009, the Company adopted a recent accounting standard which requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreement. All derivatives are recognized on the balance sheet at their fair values. The carrying value of the derivative is adjusted to market value at each reporting period and the increase or decrease is reflected in interest expense in the consolidated statements of operations. In August 2005, the Company entered into an interest rate swap agreement with U.S. Bank.  At December 31, 2009, this agreement covers a notional amount of approximately $4.5 million related to its term loan with U.S. Bank. In August 2007, the Company entered into an additional interest rate swap agreement with U.S. Bank, effective September 15, 2007 with a notional amount of approximately $1.3 million at December 31, 2009. As of December 31, 2009 and, 2008, approximately $390,000 and $552,000, respectively, was recorded in other liabilities, respectively, related to these instruments. The Company recognized a gain of approximately $162,000 for the year ended December 31, 2009 and a loss of approximately $378,000 for December 31, 2008 of other expense as a result of the change in the market value of these instruments. These amounts are included in interest expense in the accompanying statements of operations. See Note 7.

Stock-Based Compensation

The cost resulting from all share based payment transactions are required to be recognized in the financial statements using the fair value method. The benefits of tax deductions in excess of recognized compensation cost are required to be reported as a financing cash flow, rather than as an operating cash flow. The Company will recognize excess tax benefits when those benefits reduce current income taxes payable. The Company has elected to use the Black-Scholes Merton option pricing model to determine the fair value of options granted. See Note 11 for further discussion of the Company’s accounting for stock-based compensation.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities, and net operating loss and tax credit carry forwards, utilizing enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect of any future change in income tax rates is recognized in the period that includes the enactment date. The Company provides a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit or if future deductibility is uncertain. See Note 9 for further discussion of the Company’s accounting for income taxes.

Recently Issued Accounting Standards

Recently issued standards related to “Business Combinations” and "Noncontrolling Interests in Consolidated Financial Statements"  will significantly change the financial accounting and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. Specifically, companies will be required to:

•	Recognize and measure in their financial statements, the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree

•	Recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase

•	Determine what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination

•	Improve the relevance, comparability and transparency of the financial information the reporting entity provides in its consolidated financial statements

The recently issued standards related to “Business Combinations” and "Noncontrolling Interests in Consolidated Financial Statements"  are effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption did not have a material effect on consolidated results of operations at December 31, 2009.

Recently issued standards related to derivatives and hedging require enhanced disclosures about how and why companies use derivatives, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. The provisions of this requirement are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. Consequently, this disclosure is effective for the Company’s year ended December 31, 2009. The adoption did not have a material effect on consolidated results of operations at December 31, 2009.

Property and equipment

Property and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:
 Useful Lives:

Buildings	30-40 years
Computers, software and equipment	3-15 years
Office furniture and equipment	7-10 years

Property and equipment held under capital leases and leasehold improvements are amortized based on the straight-line method over the shorter of the lease term or estimated life of the assets. Maintenance and repairs which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

As of December 31, 2009 and 2008, property and equipment, net consisted of (in thousands):

	December 31,	December 31,
	2009	2008
Buildings	$15,608	$15,439
Land	1,456	1,456
Leasehold improvements	1,108	1,100
Computer software and equipment	7,205	5,680
Office furniture and equipment	814	372
Construction in process	67	222
Total property and equipment	26,258	24,269
Less accumulated depreciation	(5,820)	(4,429)

Property and equipment, net	20,438	19,840
Less: Property and equipment assets held for sale, net	(14,753)	(14,303)

Total property and equipment, net	$5,685	$5,537

Depreciation from continuing operations for the years ended December 31, 2009 and 2008 amounted to approximately $550,000 and $754,000, respectively, including depreciation of computer software and equipment and office furniture and equipment under capital leases of $96,000 and $70,000, respectively.

 NOTE 4 – CAPITAL LEASE OBLIGATIONS:

The Company leases certain equipment under capital lease obligations with interest ranging from approximately 5.2% to 14.0%. Future minimum payments under capital lease obligations in each of the years subsequent to December 31, 2009 are as follows:

Year Ending
December 31,	Amount
2010	$168
2011	159
2012	80
Total minimum lease payments	407
Less amount representing interest	24
Net minimum lease payments	383
Less current portion of obligations under capital leases	153

Long-term obligations under capital leases	$230

The following is an analysis of the equipment held under capital lease obligations at December 31:

	2009	2008
Computer software and equipment	$174	$164
Office furniture and equipment	491	68
Less accumulated amortization	(231)	(136)

Totals	$434	$96

NOTE 5 – GOODWILL AND OTHER INTANGIBLE ASSETS

As of December 31, 2009 and 2008, intangible assets consist of (in thousands):

Goodwill & Intangibles

	December 31,	December 31,
	2009	2008

Definite-lived intangible assets:
Customer Relationships	$19,130	$19,130
Developed Technology	2,000	2,000
Less accumulated amortization	(8,275)	(5,261)
Total	12,855	15,869

Less: definite-lived intangible assets held for sale, net	(1,080)	(1,528)
Total definite-lived intangible assets, net	$11,775	$14,341

Indefinite-lived intangible assets:
Goodwill	$21,624	$21,624
Goodwill impairment charge	-	-
Total	21,624	21,624

Less: Goodwill assets held for sale, net	(1,598)	(1,598)
Total indefinite-lived tangible assets, net	$20,026	$20,026

During the years ended December 31, 2009 and 2008, the Company recorded amortization expense from continuing operations of approximately $2,567,000 and $2,233,000, respectively.

NOTE 6 – ACCRUED LIABILITIES

In 2008, the Company expensed approximately $8.1 million related to a failed initial public offering. As of December 31, 2009 and 2008, the Company had unpaid accrued liabilities for these expenses of approximately $1.2 million and $2.4 million, respectively.

 NOTE 7 – LONG-TERM DEBT

As of December 31, 2009 and 2008, long-term debt consists of the following:

	December 31,	December 31,
	2009	2008
	(in thousands)

Line of credit agreement with U.S. Bank with a maximum borrowing limit of $2.5 million with a variable interest rate based on LIBOR plus a LIBOR spread (2.83% and 4.03% at December 31, 2009 and 2008, respectively), with principal due on November 21, 2011	$1,084	$1,650

Term Loans of $10.5 million and $1.9 million with U.S. Bank with variable monthly payments and variable interest rates based on LIBOR (2.83% and 4.03% at December 31, 2009 and 2008, respectively), with principal due on May 31, 2012 and November 19, 2014, respectively	9,625	10,428

Term Loan of $0.5 million with U.S. Bank with a maximum borrowing amount of $1.0 million with variable monthly payments and variable interest rate based on LIBOR plus 4.0% (4.23% at December 31, 2009) with principal due on July 5, 2014	468	-

Term Loan of $3 million with Proficio Bank with quarterly payments of principal and monthly variable interest payments based on LIBOR plus 10% (10.24% and 11.90% at December 31, 2009 and 2008, respectively), with remaining balance due on November 21, 2011	2,300	2,700

Secured note payable and trade payable to Avnet, Inc. Our "Senior Lender" with an interest rate of 8.0% payable through December 31, 2011	22,343	20,191

Bank mortgage note payable with interest at 8% payable in equal monthly installments of $23,526 through February 2011. The note is collateralized by a first deed of trust on STI's office building, assignment of all leases, and a security interest in all fixtures and equipment	2,195	2,295

Unsecured notes payable to vendor with interest rate of LIBOR plus 1.5% (1.79% and 4.31% at December 31, 2009 and 2008, respectively)	4,245	4,245

Other	383	211

Totals	42,643	41,720

Less debt discount	(9)	(31)
Less curent maturities of long-term debt	(6,727)	(3,405)

Total Long-term debt	$35,907	$38,284

U.S. Bank Line of Credit

On May 31, 2005, the Company entered into a credit agreement with U.S. Bank that provided a $2.5 million line of credit and a $10.5 million term loan. At December 31, 2009, the Company had $1.1 million drawn on the revolving line of credit. The Company has negotiated with U.S. Bank for the issuance for an amendment on the line of credit (see Note 16). Based on the amendment, the amount outstanding on the line of credit of approximately $1.1 million has been reclassified from the current portion of long-term debt to long-term debt (see Note 16).

At December 31, 2009, the Company had additional availability of $1.4 million. The availability of the revolving line of credit varies between $1.5 million and $2.5 million based on a leverage ratio as defined in the credit agreement. The line of credit also requires the Company to pay a quarterly commitment fee on the unused portion of the line of credit at a defined rate (0.5% as of December 31, 2009).

U.S. Bank Term Loans

The proceeds of the term loan plus $1.5 million of the line of credit were used for the acquisition of the assets of Consonus, Inc. At December 31, 2009, the term loan had approximately $8.3 million principal amount outstanding. The term loan bears interest at a rate equal to LIBOR plus a LIBOR spread as defined in the credit agreement (2.83% interest rate at December 31, 2009). The term loan requires monthly principal payments of $44,722 plus applicable monthly interest payments from April 2008 through May 31, 2012, at which time the balance of the term loan is due.

On November 19, 2007, the Company entered into an amended and restated credit agreement with U.S. Bank. The amended and restated credit agreement with U.S. Bank provides for a new term loan in the amount of approximately $1.9 million, in addition to the existing revolving line of credit of $2.5 million and the existing $10.5 million term loan, as further described above. The new term loan in the amount of approximately $1.9 million bears interest at a rate equal to LIBOR plus a LIBOR spread as defined in the amended and restated credit agreement (2.83% interest rate at December 31, 2009) which is payable monthly. The new term loan in the amount of $1.9 million requires monthly principal payments of $22,155 plus applicable monthly interest payments from April 2008 through November 19, 2014, at which time the balance of the new term loan is due. The proceeds of the new term loan were used to finance the costs of retrofitting a new leased data center facility in the Salt Lake City, Utah area, including the costs of equipment for use in the new data center facility. At December 31, 2009, approximately $1.3 million was due on this term loan.

In June 2009, the Company entered into an amendment to its amended and restated credit agreement with U.S. Bank. The amended and restated credit agreement with U.S. Bank provides for additional availability of new term loans of up to $1.0 million as reimbursement of capital expenditures related to the data centers.  On June 30, 2009, $510,000 was funded from this new equipment line.  At December 31, 2009, $468,000 is outstanding and $490,000 remains available for future expenditures. The new term loan in the amount of approximately $0.5 million bears interest at a rate equal to LIBOR plus a LIBOR spread as defined in the amended and restated credit agreement (4.23% interest rate at December 31, 2009) which is payable monthly. The new term loan in the amount of $0.5 million requires monthly principal payments of $8,500 plus applicable monthly interest payments from August 2009 through June 2014, at which time the balance of the new term loan is due. The proceeds of the new term loan were used to finance the costs of new equipment within one of the Company’s data center facilities in the Salt Lake City, Utah area.

The term loans and line of credit are collateralized by all assets and leases of CAC.  The credit agreement contains affirmative, negative and financial covenants. As of December 31, 2009 and 2008, the Company was in compliance with all covenants.

In connection with the purchase of the assets of Consonus, Inc. from a utility company, the Company entered into various notes with the seller of the assets. These notes were collateralized by all assets and capital leases on equipment of CAC and are subordinate to the U.S. Bank agreement. The First Utility Note with an original principal amount of $0.5 million was repaid in May 2006. The Second Utility Note of $2.8 million and the Third Utility Note of $0.442 million both accrued interest which were payable upon maturity of the notes. The Second Utility Note of $2.8 million was paid in May 2008 and the Third Utility Note of $0.4 million was repaid in April 2007.

 In January 2008, the Company entered into the first amendment to the amended and restated credit agreement with U.S. Bank. This amendment allowed for the bank to issue a letter of credit to the Company up to $0.5 million and that letter of credit outstanding would reduce the availability of the line of credit. As of December 31, 2009, the Company had no letters of credit outstanding.

Proficio Bank Term Loan

In May 2008, the Company entered into a subordinated debt facility with Proficio Bank. The facility provides for a new term loan in the amount of $3.0 million. The facility bears interest at a rate equal to LIBOR plus 10% (12.8% interest rate at closing) which is payable monthly. The new facility required quarterly principal payments of $100,000 from July 2008 through May 2010, at which time the balance of the new term loan was due. Proceeds from the facility were used to help pay off the note due to a utility company of principal of $2.8 million and related interest of $0.8 million. In connection with the issuance of the debt facility, the Company incurred approximately $138,000 of direct and incremental issuance costs. Approximately $45,000 was paid directly to the lender and, as such, has been reflected as a debt discount and is being amortized to interest expense over the term of the facility.

In December 2009, the first amendment to the credit agreement with Proficio Bank was signed. The amendment extends the maturity date of the debt to November 2011.  Quarterly principal payments of $100,000 will continue to be made until maturity. The Company paid the financial institution $20,000 in fees at the time of the amendment. The subordinated debt facility is collateralized by all assets and leases of CAC and is subordinate to the U.S. Bank agreement. The credit agreement contains affirmative, negative and financial covenants. As of December 31, 2009, the Company was in compliance with all covenants.

At December 31, 2009, the Company had $68,264 of legal and other direct costs, net of amortization, associated with the loans with U.S. Bank and Proficio Bank has been reflected within other assets and is also being amortized to interest expense over the term of the facility.

 Avnet, Inc (Senior Lender) Note Payable

In connection with the Merger on January 22, 2007, the Company assumed all outstanding debt of STI. On May 20, 2005, STI entered into an Amended and Restated Refinancing Agreement (the Amended Agreement) with the lender (Senior Lender) which was later amended on June 22, 2006, May 1, 2007, September 10, 2007, October 8, 2007, July 11, 2008 and December 31, 2009. The Agreement, with amendments, consists of one note and a past due trade debt. The note in the amount of $20.1 million carries an interest rate of 8%. Payments of principal and interest under both the note and the past due trade debt are $300,000 monthly. Additionally, in connection with the Merger, the Company issued 231,514 warrants to purchase common stock to the Senior Lender. At December 31, 2009, the amount outstanding on the note was $16.0 million and the outstanding past due trade debt was $6.3 million.

In July 2008, STI entered into a fifth amendment to the Amended and Restated Refinancing Agreement with the Senior Lender to amend certain restrictive financial covenants for covenant periods beginning March 31, 2008, which allowed the Company to be in compliance at March 31, 2008.  At December 31, 2008, May 31, 2009 and September 30, 2009, STI was not in compliance with certain of these covenants under the fifth amendment to the Amended and Restated Refinancing Agreement (Amended Agreement).

On December 31, 2009, the Company entered into a sixth amendment to the Amended and Restated Refinancing Agreement with the Senior Lender to amend certain restrictive financial covenants, which allowed the Company to be in compliance at December 31, 2009. The amendment extended the due date from September 2010 to December 2011. The key terms of the amendment were as follows:

•	Interest rate changed from 8% to a base rate (as defined in the agreement) plus 5%, such sum not to exceed 12%. The rate adjusts annually with a maximum increase of 1.5% per annum.

•
Additional warrants totaling 150,000 will be provided giving the lender the right to purchase 50,000 shares of common stock each at March 31, 2010, June 30, 2010 and September 30, 2010 at an exercise price of $.000173 per share (see Note 15).

•	The Company is no longer required to complete an initial public offering.

•	Certain other financial covenants were redefined or terminated.

The Senior Lender also provides goods and services for resale by the Company, referred to as trade debt in the agreement. Past Due Trade Debt, defined in the Agreement as trade debt that is unpaid 50 days or more after invoice date at such time, will accrue interest of 8% per annum. Past Due Trade Debt is paid with excess cash remaining after payments are made on the notes payable as noted in the Agreement.

The Amended Agreement contains certain financial covenants as defined in the credit agreement which include a fixed charge coverage ratio, a limitation on capital expenditures, a minimum quarterly revenue attainment and a quarterly gross margin attainment.

Bank Mortgage Notes Payable

In March 2008, the Company revised the terms of its two bank mortgage notes payable with principal amounts totaling $2.2 million with a single bank mortgage note payable in the amount of $2.4 million, with an interest rate of 8%. The note is collateralized by a first deed of trust on STI’s office building, assignment of all leases and a security interest in all fixtures and equipment. Additional borrowings received under the revised note were used to fund anticipated capital expenditures. At December 31, 2009, the amount outstanding on the note was $2.2 million.

Vendor Notes Payable

At December 31, 2009, the Company also had an outstanding note payable of approximately $4.2 million to one of its vendors, with interest at LIBOR plus 1.5% (1.79% at December 31, 2009). The note is unsecured and is payable in payments based on excess cash flow as defined in an inter creditor agreement. At December 31, 2009, the outstanding balance on this note was approximately $4.2 million.

Future minimum principal payments on long-term debt including capital lease obligation principal payments, are as follows (in thousands):

2010	$6,736
2011	23,649
2012	11,587
2013	368
2014	303
42,643
Debt discount	9

Total minimum payments	$42,634

KLI Note Payable

On September 24, 2008, CAC issued a Secured Promissory Note to KLI. Under the terms of the note, CAC may borrow up to a maximum of $2.5 million, of which it had borrowed $1.623 million as of the date of the note. In connection with the issuance of the note, CAC entered into a security agreement with KLI and subordination and standstill agreement with KLI, U.S. Bank and Proficio Bank, each dated as of September 24, 2008. The note will mature, and all interest due under the note will be due on the earlier of January 24, 2011 or the date on which all of the obligations under the amended and restated credit agreement dated as of November 19, 2007 between CAC and U.S. Bank and under the loan agreement dated as of May 21, 2008 between CAC and Proficio Bank are paid in full. The note bears interest at the applicable LIBOR rate for each month in which any amounts are outstanding under the note plus 12.5% (12.74% at December 31, 2009). At December 31, 2009, the amount outstanding on the note was $1.623 million and had accrued interest of approximately $298,000 and is included in the consolidated balance sheets as a note payable to a stockholder and other long-term liabilities.

NOTE 8 – FAIR VALUE MEASUREMENTS

As stated in Note 1, the Company adopted the methods of fair value as described in “Fair Value Measurements”. As defined, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In order to increase consistency and comparability in fair value measurements, a fair value hierarchy has been established that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are as described below:

Level 1:  Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:  Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3:  Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Assets (in thousands)
Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable Inputs	Unobservable	Total December
	Assets (Level 1)	(Level 2)	Inputs (Level 3)	31, 2009

* Marketable security	$31	$-	$-	$31	*

*Amount is included in Other Current Assets on the Consolidated Balance Sheet

Liabilities (in thousands)
Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable Inputs	Unobservable	Total December
	Assets (Level 1)	(Level 2)	Inputs (Level 3)	31, 2009

Swap liability on hedge	$-	390	$-	$390	**

** Amount is included in Other Long-Term Liabilities on the Consolidated Balance Sheet

NOTE 9 – INCOME TAXES

The Company has adopted the provisions of recently issued accounting standards related to “Accounting for Uncertainty in Income Taxes" . As a result of the implementation, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. As a result of an acquisition during 2007, the Company recognized an increase of $0.9 million in its unrecognized income tax benefits. The Company had an increase of $0.4 million in unrecognized income tax benefits for the year ended December 31, 2009.  The Company does not anticipate any significant increase or decrease of unrecognized tax benefit within the twelve month period following December 31, 2009.

The following table summarizes the activity related to our unrecognized tax benefits (in thousands):

	Year Ended
	December	December
	31, 2009	31, 2008

Balance at January 1	$929	$929
Increases related to current year tax provision	390

Balance at December 31	$1,319	$929

If these unrecognized tax benefits were recognized, they would have decreased the Company’s annual effective tax rate.  No interest or penalties have been recorded related to these tax provisions.

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of the date of adoption, January 1, 2007 and as of December 31, 2009 and 2008, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company has its tax years ended 2006 to 2008 open to examination by federal tax and major state tax jurisdictions. The Company was informed by the Internal Revenue Service that its 2008 Form 1120 is under examination.  The examination commenced in July, 2010 and is on-going.

The Company has estimated operating loss and operating loss carryforwards from continuing operations for federal tax purposes of approximately $30.6 million and $29.6 million at December 31, 2009 and 2008, respectively, of which $20.4 million is limited by Section 382 of the Internal Revenue Code. The Company has estimated gross North Carolina operating loss and gross North Carolina operating loss carryforwards in the amount of $11.9 million and $11.0 million at December 31, 2009 and 2008, respectively.

The Company has estimated operating loss and operating loss carryforwards from continuing operations for federal tax purposes of approximately $30.6 million and $29.6 million at December 31, 2009 and 2008, respectively, of which $20.4 million is limited by Section 382 of the Internal Revenue Code. The Company has estimated gross North Carolina operating loss and gross North Carolina operating loss carryforwards in the amount of $11.9 million and $11.0 million at December 31, 2009 and 2008, respectively.

The provision (benefit) for income taxes from continuing operations estimated for the years ended December 31, 2009 and 2008 consist of the following:

	Year Ended	Year Ended
	December	December
	31, 2009	31, 2008
Current:
Federal	$-	$(250)
State	3	(85)
	3	(335)
Deferred:
Federal	-	-
State	-	-
Totals	$3	$(335)

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory income tax rate of 35% for the years ended December 31, 2009 and 2008 to loss before taxes as a result of the following differences (in thousands):

	Year Ended	Year Ended
	December	December
	31, 2009	31, 2008
Income tax benefit at the statutory U.S. tax rate	$(2,678)	$(5,108)
Increase in rate resulting from:
State income taxes	(220)	(768)
Purchased contract revenue	(14)	(14)
Meals and entertainment	38	47
Provision to return	585	288
Valuation allowance	2,175	5,243
Other	117	(23)
	$3	$(335)

Deferred income taxes reflect the tax impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

Deferred tax assets and (liabilities) from continuing operations at December 31, 2009 and 2008 are comprised of the following (in thousands):

	December 31, 2009	December 31, 2008
Current:
Accrued vacation and bonuses	$158	$250
Allowance for bad debt expense	176	179
Net operating loss carryforward	12,150	11,945
Stock-based compensation	67	84
Deferred contract revenue	1,558	1,786
Other	153	98
Total current assets	14,262	14,342

Non-current:
Intangibles	(4,702)	(5,720)
Tax depreciation in excess of book depreciation	(461)	(368)
Total non-current assets	(5,163)	(6,088)

Gross deferred tax assets	9,099	8,254
Valuation allowance	(9,099)	(8,254)
Net deferred tax assets	$-	$-

The Company has provided a valuation allowance for the deferred tax assets due to the uncertainty regarding the Company’s ability to realize the entire asset.  The valuation allowance increased by approximately $0.8 million for the year ended December 31, 2009.

Utilization of the federal net operating loss carryforwards are subject to a substantial annual limitation due to the change in ownership provisions of the Internal Revenue Code of 1986. The ultimate ability for the Company to use existing net operating loss carryovers to offset future income is limited. The Company’s net operating loss carryforwards begin to expire at the end of the taxable year ending December 31, 2020.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company leases various office space and land under non-cancelable operating leases which expire at various times from 2010 to 2012. Future aggregate minimum lease payments under non-cancelable operating leases as of December 31, 2009 were as follows (in thousands):

2010	$410
2011	253
2012	158
2013	-
2014	-

Total minimum lease payments	$821

Lease expense for the years ended December 31, 2009 and 2008 was approximately $0.4 and $0.6 million, respectively.

From time to time, the Company is subject to various lawsuits and other legal proceedings, which arise in the ordinary course of business. Management accrues an estimate of expense for any matters that can be reasonably estimated and that are considered probable of occurring based on the facts and circumstances. Management believes that the ultimate resolution of current matters will not have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company.

NOTE 11 – STOCK-BASED COMPENSATION

The Company adopted an incentive compensation plan (2007 Equity Plan) on December 15, 2006. The 2007 Equity Plan provides for the issuance of a variety of stock based awards that may be granted to executive officers, employees and consultants. The pricing, vesting and other terms of the equity instruments are at the discretion of the Board of Directors. A total of 366,667 shares of common stock are reserved for issuance under the 2007 Equity Plan.

In June 2008, the Company issued 175,000 shares of common stock to an affiliate of KLI in connection with services provided to the Company, including negotiation of the Avnet debt reduction as well as prior and continued financial support to the Company to assist the Company with operating and debt service obligations.  In connection with this issuance, the Company recognized approximately $1.6 million of stock-based compensation expense within selling, general and administrative expenses for the year ended December 31, 2008, which was equal to the estimated fair value of the stock issued.

Stock Options

A summary of the Company’s stock option plan at December 31, 2009 and 2008 and changes during the year then ended is as follows:

			Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price	Terms	Value
Outstanding at January 1, 2009	163,767	$24.36
Forfeited or expired	(26,176)	37.64

Outstanding at December 31, 2009	137,591	$21.83	1.5	$-

			Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price	Terms	Value
Outstanding at January 1, 2008	164,568	$24.29
Forfeited or expired	(801)	10.74

Outstanding at December 31, 2008	163,767	$24.36	4.1	$-

As of December 31, 2009, there is zero unrecognized compensation cost related to outstanding stock options because all options were fully vested immediately prior to the Merger closing date of January 22, 2007. Therefore all outstanding options at December 31, 2009 are exercisable. There were no options granted during the years ended December 31, 2009 and 2008.

Restricted  and Deferred Shares

In January 2009, 22,222 shares of restricted stock vested under the 2007 Equity Plan.  The Board of Directors approved a plan to purchase 7,210 shares of the vested restricted stock for approximately $27,000, which represents management’s estimate of the fair value on the date of repurchase. In October, 2009, 22,222 shares of restricted stock vested under the 2007 Equity Plan.  The Board of Directors approved a plan to purchase 7,210 shares of the vested restricted stock for approximately $46,000, which represents management’s estimate of the fair value on the date of repurchase.  In January 2008, 102,350 shares of restricted stock and 43,510 shares of deferred stock vested under the 2007 Equity Plan.  The Board of Directors approved a plan to purchase 51,013 shares of vested restricted and deferred stock issued under the 2007 Equity Plan and 12,449 shares of vested deferred stock issued under a previous CAC plan.  These shares were purchased by the Company for approximately $625,000, which represents management’s estimate of the fair value on the date of repurchase.  In December 2008, the Board of Directors approved a plan to purchase 16,878 shares of vested deferred stock issued under a previous CAC plan.  These shares were purchased by the Company for approximately $37,000 which represents management’s estimate of the fair value on the date of repurchase.

Restricted Shares

In accordance with “Equity Based Payment”, the Company recognized approximately $0.6 million and $0.3 million of compensation expense for the years ended December 31, 2009 and 2008, respectively, based on management’s estimate of the awards expected to vest.  At December 31, 2009, there is approximately $0.4 million of unrecognized compensation costs related to these awards, which will be recognized through 2011.

A summary of the Company’s outstanding non-vested restricted shares at December 31, 2009 and 2008 and the years then ended are as follows:

		Weighted
		Average Grant
	Number of	Date Fair
Nonvested Restricted Shares	Shares	Value
Nonvested at January 1, 2009	156,169	$10.08

Granted	41,870	5.46
Vested	(44,444)	10.01
Forfeited	(37,283)	10.72

Nonvested at December 31, 2009	116,312	$8.25

		Weighted
		Average Grant
	Number of	Date Fair
Nonvested Restricted Shares	Shares	Value
Nonvested at January 1, 2008	178,203	$10.51

Granted	80,316	9.38
Vested	(102,350)	10.27
Forfeited	0	10.72

Nonvested at December 31, 2008	156,169	$10.09

CAC Deferred Shares

The Company has current agreements with two of its officers and one of its board members which give them an opportunity to earn a certain percentage of the equity of CAC. Those percentages ranged from 1.5% to 3.5% of the initial investment of CAC and vest over a 2 or 3 year vesting period. The Company has recognized compensation expense for the years ended December 31, 2009 and 2008 of approximately $0 and $23,000, respectively, under these agreements based on the estimated fair value of the Company’s stock on the date of the agreements. All shares under these agreements vested prior to December 31, 2008 and, as a result, there are no remaining shares to vest or compensation expense to recognize related to these agreements.

The Company issued 24,261 shares of common stock in October 2006 as part of a consulting agreement whereby a third-party consulting firm performed certain services in connection with the pending public offering. An additional 31,246 shares are to be issued for services previously provided during the year ended December 31, 2006. The Company has recognized approximately $218,000 in expense (included in the write-off of previously capitalized offering costs) for the year ended December 31, 2008 since the costs were direct and incremental to the failed public offering.

Deferred Shares

In accordance with “Equity Based Payment”, the Company recognized approximately $139,000 and $26,000 of compensation expense for the years ended December 31, 2009 and 2008, respectively, based on management’s estimate of the awards expected to vest.  At December 31, 2009, there is $0 of unrecognized compensation costs related to these awards.

A summary of the Company’s outstanding nonvested deferred shares at December 31, 2009 and 2008 and the years then ended are as follows:

		Weighted
		Average Grant
	Number of	Date Fair
Nonvested Deferred Shares	Shares	Value
Nonvested at January 1, 2009	118,269	$6.67

Forfeited or expired	(59,244)	6.67

Nonvested at December 31, 2009	59,025	$6.67

		Weighted
		Average Grant
	Number of	Date Fair
Nonvested Deferred Shares	Shares	Value
Nonvested at January 1, 2008	215,448	$6.67

Vested	(97,179)	6.67

Nonvested at December 31, 2008	118,269	$6.67

At December 31, 2009, the Company had reserved a total of 792,147 of its authorized 13,333,333 shares of common stock for future issuance as follows:

Outstanding warrants ($.00039 price per share)	231,514
Outstanding warrant rights ($.000173 price per share)	150,000
Outstanding stock options	137,591
Outstanding restricted stock	116,312
Outstanding deferred stock	59,025
Possible future issuance under 2007 Equity Plan	97,705
Total	792,147

SARs

The Company has awarded Stock Appreciation Rights (“SARs”) to three of its independent directors and one executive in exchange for services rendered by them to the Company or a subsidiary. The executive received 7,000 SARs granted on May 5, 2009 at a base price of $3.50 per SAR, which is the fair market value at the date of grant.  The three independent directors received 5,495 SARs each for a total 16,485 SARs granted on September 10, 2009 at a base price of $5.46 per SAR, which is the fair market value at the date of grant.  The SARs subject to the awards shall be vested in full upon the Date of Grant; provided, however, that they shall only be exercisable in connection with the occurrence of an Exercise Event, as such term as defined. For purposes of this Agreement, an “Exercise Event” shall mean: (i) any merger or consolidation to which the Company is a party so long as, as a result of such merger or consolidation, the Company’s majority stockholder, Knox Lawrence International, LLC (“KLI”), owns less than 25% of the stock in the surviving or resulting entity or its parent entity; (ii) the sale by the shareholders of the Company, in a single transaction or series of related transactions, of all of the stock of the Company or, if less than all, an amount of stock such that, as a result of the sale, KLI is the owner of less than 25% of the outstanding voting power of the Company; (iii) the sale of all or substantially all of the assets of the Company to an unrelated third party; or (iv) such other time for the allowance of the exercise of SARs as may be recommended by the Committee and approved by the Board of Directors.

NOTE 12 – EMPLOYEE SAVINGS PLAN

The Company sponsors a defined contribution 401(k) plan (the Retirement Plan).  Employees become eligible to participate in the Retirement Plan beginning the month subsequent to three months of employment.  Participants may contribute up to 100% of their compensation up to a maximum annual contribution of $16,500 and $15,500 for 2009 and 2008, respectively, if they are under the age of 50 and $21,500 and $20,500, respectively, if they are age 50 or over as prescribed by the Internal Revenue Service. Currently, the Company provides contributions equal to 3% of employees’ eligible earnings. The Company recognized expense related to these contributions of approximately $68,000 and $77,000 for the years ended December 31, 2009 and 2008, respectively.

In connection with the Merger, the Company maintains a 401(k) savings plan with a profit sharing feature (the Plan) whereby employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length of service requirements. The Company’s matching contribution is discretionary and is determined on an annual basis. The Company recognized expense of approximately $71,000 and $91,000 for the years ended December 31, 2009 and 2008, respectively.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company recognized expenses for services provided by Knox Lawrence International, KLI, a principal shareholder of the Company, and its affiliates for each of the years ended December 31, 2009 and 2008 of approximately $250,000.

On September 24, 2008, CAC issued a Secured Promissory Note to KLI.  Under the terms of the note, CAC may borrow up to a maximum of $2,500,000, of which it has borrowed $1,623,485.  The balance of the available funds may be used to support CAC’s operating and debt servicing obligations.  In connection with the issuance of the note, CAC entered into a security agreement with KLI and subordination and standstill agreement with KLI, U.S. Bank National Association and Proficio Bank, each dated as of September 24, 2008.  The note is collateralized by all assets of CAC and is subordinate to the term loans with U.S. Bank and Proficio. The note bears interest at the “applicable LIBOR rate” plus 12.5% (12.74% at December 31, 2009).

At December 31, 2009, there is approximately $298,000 in accrued interest on the balance sheet as well as approximately $231,000 in interest expense for the year ended December 31, 2009 related to the note. Interest expense for 2008 on the KLI note was $67,000 and it was also in accrued liability at December 31, 2008.

The Company entered into Confidential Settlement Agreements and Releases with the former CEO and the former Senior Vice-President of Channels on September 4, 2009 and September 9, 2009, respectively.  The agreements outline terms of their separation which was effective October 9, 2009.  The CEO will receive monthly payments through February 2011 and the Senior Vice-President of Channels will receive payments until October 8, 2010. Both parties are entitled to insurance and automobile allowances for the periods of time as defined in the individual separation agreements.  The Company incurred approximately $676,000 in separation expense related to these agreements which is reflected in the selling, general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2009. Both are shareholders of the Company and serve as members of the Board of Directors. Their Directorships will continue through the term of their respective appointments.

NOTE 14 – LOSS PER SHARE

Basic loss per common share is based upon the weighted average number of common shares outstanding for the period. Diluted loss per common share is based upon the assumption that all common stock equivalents were converted at the beginning of the year.  Shares calculated for diluted shares for the year ended December 31, 2009 and 2008 do not include unvested equity instruments and unissued shares associated with stock-based compensation arrangements as their effect would be antidilutive.

NOTE 15 – STOCKHOLDERS’ EQUITY

Repurchase of Common Stock

In January 2008, 102,350 shares of restricted stock and 43,510 of deferred stock vested under the 2007 Equity Plan.  The Board of Directors approved a plan to repurchase 51,013 shares of vested restricted and deferred stock issued under the 2007 Equity Plan and 12,449 shares of vested deferred stock issued under a previous CAC plan.  These shares were purchased by the Company for approximately $625,000, which represents management’s estimate of fair value.

In June 2009, the Board of Directors approved a plan to purchase 7,210 shares of vested restricted stock issued under the 2007 Equity Plan.  The shares were purchased by the Company for approximately $27,000, which represents management’s estimate of fair value on the date of purchase.

In December 2009, the Board of Directors approved a plan to purchase 7,210 shares of vested restricted stock issued under the 2007 Equity Plan.  The shares were purchased by the Company for approximately $39,400, which represents management’s estimate of fair value on the date of purchase.

On December 31, 2009, the Company entered into a Sixth Amendment to the Amended and Restated Refinancing Agreement with Avnet, Inc. Included in this amendment is the right for Avnet to receive additional warrants on March 31, 2010, June 30, 2010 and September 30, 2010, each providing for the right to purchase 50,000 shares of common stock (150,000 shares in aggregate) of the Company at a price of $.000173 per share. These warrant rights are in replacement of warrant rights previously agreed to in the Fourth Amendment to the Amended and Restated Refinancing Agreement with Avnet, Inc., which were to be issued on September 30, 2009 if the indebtedness remained outstanding. The warrant rights are reflected as $993,000 of interest expense in the consolidated statement of operations for the year ended December 31, 2009. The value of $6.62 per share as determined by applying the Black-Scholes Model using the stock price as determined by the Company, the exercised price of $.000173, and a risk free interest rate of 0.6%.

NOTE 16 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through March 30, 2010, which is the date the financial statements were available to be issued.

Subsequent to year end, the Company entered into an amendment to its amended and restated credit agreement with U.S. Bank in March 2010. The amended amendment extended the maturity date of the line of credit from May 2010 to November 2011. In addition, the amendment changed the amount available on the line of credit to a fixed amount of $2.5 million. The amendment also increased the LIBOR spread as defined in the amended and restated credit agreement which effectively increased the interest rate by 0.40%. The amendment also redefined certain other financial covenants within the agreement. Based on the amendment, the amount outstanding on the line of credit of approximately $1.1 million has been reclassified from the current portion of long-term debt to long-term debt.

Discontinued Operations

On October 1, 2010, the Company sold substantially all of its assets and liabilities, except for related party advances and certain debt obligations, of CAC for a purchase price equal to approximately $43.5 million, which is subject to certain post-closing adjustments.  CAC is entitled to receive up to an additional $8.5 million pursuant to an earn-out provision.

Pursuant to the Asset Purchase Agreement, the Company is obligated to indemnify the purchaser for breaches of their representations, warranties and covenants under the Asset Purchase Agreement and certain excluded liabilities, among other things.  The Company’s indemnification obligations with respect to breaches of their representations, warranties and covenants are generally limited to the amount of the earn-out.

 The financial statements and accompanying notes include disclosure of the results of operations for CAC.  Accordingly, the financial position and results of the CAC business have been classified as discontinued operations in the consolidated balance sheet, statements of operations and comprehensive income and cash flows have been retrospectively adjusted.

The following is CAC’s condensed financial position (excluding debt not sold) and results of operations for the years ended December 31, 2009 and 2008:

	December 31,
	2009	2008
Cash	$-	$-
Accounts receivable	335	435
Current portion of prepaid data center services costs	182	188
Prepaid expenses and other current assets	406	238
Total current assets from discontinued operations	923	861

Property and equipment, net	14,753	14,303
Goodwill	1,598	1,598
Other intangible assets, net	1,080	1,528
Prepaid data center services costs, net of current position	516	628
Other	68	106
Total long-term assets from discontinued operations	18,015	18,163

Total Assets from discontinued operations	$18,938	$19,024

Accounts payable	$807	$822
Accrued liabilities	470	490
Current portion of deferred revenue	273	273
Total current liabilities from discontinued operations	1,550	1,585

Deferred revenue, net of current portion	759	947
Other long-term liabilities	689	621
Total long-term liabilities from discontinued operations	1,448	1,568

Total liabilities from discontinued operations	$2,998	$3,153

	December 31,
	2009	2008
Revenue:
Data center services and solutions	$13,377	$13,342
IT infrastructure services	297	313
IT infrastructure solutions	-	32
Totals	13,674	13,687

Operating expenses:
Cost of data center services and solutions	4,585	4,523
Cost of IT infrastructure services	198	219
Cost of IT infrastructure solutions	-	16
Selling, general and administrative expenses	2,304	2,710
Depreciation and amortization expense	1,307	1,295
Totals	8,394	8,763

Income from discontinued operations	5,280	4,924
Interest expense, net	(1,041)	(1,659)
Income tax expense	-	(71)

Net income from discontinued operations	$4,239	$3,194

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Consonus Technologies, Inc.

        We have audited the accompanying consolidated balance sheet of Consonus Technologies, Inc. as of December 31, 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Consonus Technologies, Inc. at December 31, 2007, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Raleigh, North Carolina
May 2, 2008 (except for the sixth paragraph of Note 14, as to which the date is May 21, 2008)

CONSONUS TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEET
As of  December 31, 2007
 (in thousands, except share and per share amounts)

Assets
Current assets:
Cash and cash equivalents	$982
Accounts receivable, net of allowance of $539	18,563
Current portion of prepaid data center services costs	10,830
Prepaid expenses and other current assets	8,439
Total current assets	38,814
Property and equipment, net	19,452
Other assets:
Goodwill	21,624
Other intangible assets, net	18,549
Prepaid data center services costs, net of current portion	2,478
Other	54
Total other assets	42,705

Total assets	$100,971
Liabilities
Current liabilities:
Accounts payable	$17,751
Accrued liabilities	6,457
Payable to stockholder	1,543
Current maturities of long-term debt	5,799
Current portion of deferred revenue	16,801
Total current liabilities	48,351
Long-term debt, net of current maturities	37,322
Deferred revenue, net of current portion	3,815
Other long-term liabilities	174
Total liabilities	89,662
Commitments and contingencies

Stockholders' Equity
Preferred stock, $.10 par value, 15,000,000 and zero shares authorized, issued, and outstanding as of December 31, 2007	–
Preferred stock, $0.000001 par value, 10,000,000 shares authorized, zero shares issued and outstanding as of December 31, 2007	–
Common stock, $0.000001 par value, 13,333,333 shares authorized 3,021,066 shares issued and outstanding at December 31 and 2007	–
Additional paid-in capital	13,977
Warrants	2,316
Accumulated deficit	(4,995)
Accumulated other comprehensive income	11
Total stockholders' equity	11,309

Total liabilities and stockholders' equity	$100,971

See notes to consolidated financial statements.

CONSONUS TECHNOLOGIES, INC.
 CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007
 (in thousands, except share and per share amounts)

Revenues:
Data center services and solutions	$35,449
IT infrastructure services	11,016
IT infrastructure solutions	54,574
Total revenues	101,039
Operating expenses:
Costs of data center services and solutions	21,349
Costs of IT infrastructure services	7,333
Costs of IT infrastructure solutions	44,527
Selling, general and administrative expenses	24,876
Depreciation and amortization expense	3,565
Total operating expenses	101,650

Loss from operations	(611)
Interest expense, net	(4,035)
Loss before taxes	(4,646)
Income tax benefit	303

Net loss	$(4,949)

Loss per common share – basic	$(1.78)

Loss per common share – diluted	$(1.78)

Basic weighted average number of common shares outstanding	2,774,733

Diluted weighted average number of common shares outstanding	2,774,733

See notes to consolidated financial statements.

CONSONUS TECHNOLOGIES, INC.
 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
 For the Year Ended December 31, 2007
 (in thousands, except share amounts)

	Preferred Stock	Preferred	Common Stock	Common	Additional Paid-In		Accumulated	Accumulated Other Compre-hensive	Total Stock- holders'
	Shares	Stock	Shares	Stock	Capital	Warrants	Deficit	Income	Equity
Balance at January 1, 2007	15,000,000	$176	1,955,658	$-	$3,525	$-	$(46)	$-	$3,655
Preferred stock converted to common stock	(15,000,000)	(176)	65,066	-	176	-	-	-	-
Common shares issued in connection with Strategic Technologies, Inc. acquisition	-	-	761,118	-	7,632	-	-	-	7,632
Stock options issued in connection with Strategic Technologies, Inc. acquisition	-	-	-	-	874	-	-	-	874
Warrants issued in connection with Strategic Technologies, Inc. acquisition	-	-	-	-	-	2,316	-	-	2,316
Issuance of restricted stock	-	-	178,203	-	-	-	-	-	-
Common shares issued to related party	-	-	18,380	-	184	-	-	-	184
Issuance of deferred stock	-	-	42,641	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	1,436	-	-	-	1,436
Capital contribution by principal stockholder	-	-	-	-	150	-	-	-	150
Unrealized gain on securities available-for-sale	-	-	-	-	-	-	-	11	11
Net loss	-	-	-	-	-	-	(4,949)	-	(4,949)
Total comprehensive loss									(4,938)
Balance at December 31, 2007	-	$-	3,021,066	$-	$13,977	$2,316	$(4,995)	$11	$11,309

See notes to consolidated financial statements.

CONSONUS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007
(Amounts in thousands)

Cash flows from operating activities:

Net loss	$(4,949)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,565
Non-cash interest	310
Non-cash loss on derivative	253
Stock-based compensation	1,620
Deferred taxes	3

Changes in operating assets and liabilities:
Accounts receivable	(1,174)
Prepaid expenses and other current assets	(7,133)
Other assets	330
Accounts payable	3,525
Accrued liabilities	13
Payable to stockholder	1,372
Deferred revenue	4,685
Net cash provided by operating activities	2,420

Cash flows from investing activities:
Capital expenditures	(950)
Acquisition of Strategic Technologies, Inc., net of cash acquired	893
Net cash used in investing activities	(57)

Cash flows from financing activities:
Proceeds from line of credit	6,056
Payments on line of credit	(6,799)
Proceeds from debt	1,861
Payments on debt	(2,649)
Contributed capital	150
Net cash used in financing activities	(1,381)

Increase in cash	982

Cash and cash equivalents at the beginning of the period	-

Cash and cash equivalents at the end of the period	$982

Supplemental disclosures of cash flow information:
Cash paid for interest	$3,512

Cash paid for income taxes	$482

Supplemental disclosures of non-cash investing and financing activities:
Debt forgiveness	$4,965

Purchase of property and equipment with capital leases	$517

See notes to consolidated financial statements

CONSONUS TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS

Description of Business

Consonus Technologies, Inc. (the Company), incorporated in the state of Delaware, was formed in connection with the merger of Consonus Acquisition Corporation (CAC) and Strategic Technologies, Inc. (STI) on January 22, 2007. The Company designs, builds, and operates e-business data centers to store, protect, and manage critical business information computer systems. The Company owns two facilities in Utah and leases two facilities in Utah. In addition, the Company has partnership agreements with data centers in Colorado, Ohio, Massachusetts and North Carolina. The Company also provides its clients with information technology infrastructure services and solutions and data center services, which include designing, planning, building and supporting business systems that integrate technologies, information, processes and people.

Acquisitions

On October 18, 2006, CAC and STI entered into an Agreement (the Merger Agreement) and Plan of Merger and Reorganization (the Merger). The Merger closed on January 22, 2007 whereby the two companies became wholly owned subsidiaries of the Company. In connection with the Merger, the structure of CAC was modified such that it became a wholly-owned subsidiary of CTI. In connection with the STI Merger, CAC's shares in its subsidiary, the Company, were canceled, and the shareholders of STI and CAC exchanged their respective shares for new shares of the Company. The Merger was accounted for under the purchase method of accounting in accordance with U.S. generally accepted accounting principles. Under this method of accounting, STI was determined to be the "acquired" company for accounting and financial reporting purposes.

Reverse Stock Split

In January 2008, the Company's board of directors and stockholders approved a reverse stock split whereby each 1.5 shares of common stock were exchanged for 1 share of common stock. All historical CAC and CTI share and per share amounts have been retroactively adjusted to give effect to the Merger and the January 2008 reverse stock split.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will differ from those estimates and could differ materially.

Revenue Recognition

The Company derives revenues from data center services and IT infrastructure solutions and services. Data center services are comprised of managed infrastructure, managed services and maintenance support services. IT infrastructure solutions and services include the resale of hardware and software, along with consulting, integration and training services. The Company recognizes revenues in accordance with Securities and Exchange Commission's (SEC) Staff Accounting Bulletin No. 104. "Revenue Recognition" (SAB 104). The Company recognizes revenue when all of the following conditions are satisfied: there is persuasive evidence of an arrangement; delivery has occurred; the collection of fees is probable; and the amount of fees to be paid by the customer is fixed or determinable. Delivery does not occur until products have been shipped or services have been provided and risk of loss has transferred to the client.

When the Company provides a combination of the above referenced products or services to its customers, recognition of revenues for the hardware and related maintenance services component is evaluated under Emerging Issues Task Force Issue (EITF) No. 00-21 (EITF 00-21), "Revenue Arrangements with Multiple Deliverables" provided any software included in the arrangement is not essential to the functionality of the hardware based on guidance included in EITF 03-5, "Applicability of AICIPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software." Hardware and related elements qualify for separation under EITF 00-21 when the services have value on a stand-alone basis, objective and verifiable evidence of fair value of the separate elements exists and, in arrangements that include a general right of refund relative to the delivered element, performance of the undelivered element is considered probable and substantially in its control. Fair value is determined principally by reference to relevant third-party evidence of fair value in accordance with EITF 00-21. Such third-party information is readily available since the Company primarily resells products offered by its vendors. The application of the appropriate accounting guidance to the Company's sales requires judgment and is dependent upon the specific transaction. The Company recognizes revenues from the sale of hardware products at the time of sale provided the SAB 104 revenue recognition criteria are met and any undelivered elements qualify for separation under EITF 00-21.

Software and related maintenance and professional services are evaluated under Statement of Position (SOP) No. 97-2 (SOP 97-2), "Software Revenue Recognition." In arrangements that include multiple elements, including software licenses, maintenance and/or professional services, the Company allocates and defers revenue for the undelivered items based on vendor-specific objective evidence (VSOE) of fair value for the undelivered elements, and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue. VSOE of fair value for each undelivered element is based on the price for which the undelivered element is sold separately. The Company determines the fair value of the undelivered elements based on historical evidence of stand-alone sales of these elements to third parties. When VSOE does not exist for undelivered items such as maintenance and professional services, then the entire arrangement fee is recognized ratably over the performance period.

Maintenance contract revenue is deferred and recognized ratably over the contractual period. The deferred revenue consists primarily of the unamortized balance of product maintenance. Occasionally, the Company resells maintenance contracts to certain customers in which the Company assumes an agency relationship as defined by EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." For such contracts, the Company generally has no further obligation to the customer beyond the billing and collection of the maintenance contract amount. These agent maintenance contracts are established between the vendor and the customer and the Company has no obligation to provide the maintenance services. In such arrangements, the Company recognizes the net fees retained as revenues at the time of sale with no associated costs of sales.

Consulting services revenue is recognized as the services are rendered. Revenues generated from fixed price arrangements are recognized using the proportional performance method, measured principally by the total labor hours incurred as a percentage of estimated total labor hours. For fixed price contracts when the current estimates of total contract revenue and contract cost indicate a loss, the estimated loss is recognized in the period the loss becomes evident.

Unbilled services are recorded for consulting services revenue recognized to date that has not yet been billed to customers. In general, amounts become billable upon the achievement of contractual milestones or in accordance with predetermined payment schedules. Unbilled services are generally billable to customers within one year from the respective balance sheet date.

Revenue also consists of monthly fees for data center services and solutions including managed infrastructure and managed services and is included within "data center services" revenue in the accompanying consolidated statements of operations. Revenue from managed infrastructure and managed services is billed and recognized over the term of the contract which is generally one to three years. Installation fees associated with managed infrastructure and managed services revenue is billed at the time the installation service is provided and recognized over the estimated term of the related contract or customer relationship. Costs incurred related to installation are capitalized and amortized over the estimated term of the related contract or customer relationship.

Allowance for Doubtful Accounts

Accounts receivable consist primarily of amounts due to the Company from its normal business activities. Accounts receivable amounts are determined to be past due when the amount is overdue based on contractual terms. The Company maintains an allowance for doubtful accounts to reflect the expected uncollectability of accounts receivable based on past collection history and specific risks identified among uncollected amounts. Accounts receivable are charged off against the allowance for doubtful accounts when the Company determines that the receivable will not be collected. The Company performs ongoing credit evaluations of its customers.

The following table summarizes the changes in the Company's allowance for doubtful accounts (in thousands):

Balance at beginning of period	$5
Increase due to Acquisitions	557
Charges to expense	20
Deductions	(43)

Balance at end of period	$539

Concentration of Credit and Supply Risk

For the year ended December 31, 2007, no customer comprised more than 10% of consolidated revenues. As of December 31, 2007, no customer comprised more than 10% of accounts receivable.

Approximately 85% of the Company's hardware and software purchases for the year ended December 31, 2007 was from one vendor and approximately 70% of accounts payable at December 31, 2007 were due to this vendor. Approximately 87% of the Company's total IT infrastructure solutions revenues for the year ended December 31, 2007 are related to resales of this supplier's products.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

Prepaid Data Center Services Costs

Prepaid data center services costs represent the unused portion of the maintenance support the Company has contracted with software and hardware vendors. These costs are amortized to costs of data center services ratably over the term of the related contracts. Prepaid data center services costs also represent costs incurred related to installation of customers in our data centers and are capitalized and amortized over the estimated life of the customer relationship. These costs are amortized to costs of infrastructure solutions.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	30 – 40 years
Computers and equipment	3 – 15 years
Furniture	7 – 10 years
Software	3 years

Property and equipment held under capital leases and leasehold improvements are amortized based on the straight-line method over the shorter of the lease term or estimated life of the assets. Maintenance and repairs which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred.

Long-lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Long-lived Assets", such as property, equipment, and definite-lived intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

Goodwill and Other Intangible Assets

The Company accounts for its goodwill and other intangibles in accordance with SFAS No. 142, "Goodwill and Other Intangibles" (SFAS 142). SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under the non-amortization approach, goodwill and certain intangibles are not amortized into results of operations, but instead are reviewed for impairment at least annually and written down and charged to operations only in the periods in which the recorded values of goodwill or certain intangibles exceed their fair value. The Company has elected to perform its annual impairment test as of December 31 of each calendar year. An interim goodwill impairment test would be performed if an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and debt obligations. The carrying amount of the cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short-term nature. Management believes that the Company's debt obligations in general bear interest at rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, the carrying values for these instruments approximate fair value.

Derivative Financial Instruments

All derivatives are recognized on the balance sheet at their fair values. The carrying value of the derivative is adjusted to market value at each reporting period and the increase or decrease is reflected in interest expense in the consolidated statements of operations. In August 2005, the Company entered into an interest rate swap agreement with U.S. Bank (U.S. Bank). At December 31, 2007, this agreement covers a notional amount of approximately $5.0 million related to its term loan with U.S. Bank. In August 2007, the Company entered into an additional interest rate swap agreement with U.S. Bank, effective September 15, 2007 with a notional amount of approximately $1.8 million at December 31, 2007. As of December 31,  2007, approximately $174,000 was recorded in other liabilities related to these instruments. The Company recognized a loss of approximately  $253,000 during the year ended December 31, 2007 of other income (expense) as a result of the change in the market value of these instruments. This is reflected as a increase to interest expense in the accompanying statements of operations.

Stock-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share Based Payment" (SFAS 123R). SFAS 123R replaces SFAS No. 123, "Accounting for Stock Based Compensation," and supersedes APB 25, "Accounting for Stock Issued to Employees". SFAS 123R requires that the cost resulting from all share based payment transactions be recognized in the financial statements using the fair value method. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. The Company will recognize excess tax benefits when those benefits reduce current income taxes payable. Upon the adoption of SFAS 123R, the Company has elected to use the Black Scholes Merton option pricing model to determine the fair value of options granted. See Note 10 for further discussion of the Company's accounting for stock-based compensation.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes, as set forth in SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards, utilizing enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect of any future change in income tax rates is recognized in the period that includes the enactment date. The Company provides a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit or if future deductibility is uncertain. See Note 8 for further discussion of the Company's accounting for income taxes.

Earnings (Loss) Per Share

Basic earnings (loss) per common share is based upon the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per common share is based upon the assumption that all common stock equivalents were converted at the beginning of the year. Shares calculated for diluted shares for the years ended December 31, 2007 do not include unvested equity instruments and unissued shares associated with stock based compensation arrangements as their effect is antidilutive.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157), to provide enhanced guidance when using fair value to measure assets and liabilities. SFAS 157 defines fair value and establishes a framework for measuring fair value for disclosures of fair value measurements. SFAS 157 applies whenever other pronouncements require or permit assets or liabilities to be measured at fair value and, while not requiring new fair value measurements, may change current practices. The Company is currently evaluating the impact SFAS 157 will have on its consolidated financial statements. SFAS 157 is effective for the Company beginning on January 1, 2008.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment to FASB Statement No. 115" (SFAS 159), which permits all entities to choose to measure certain financial assets and liabilities at fair value at specified election dates. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for the Company beginning on January 1, 2008. The Company is currently evaluating the impact SFAS 159 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(revised 2007), "Business Combinations" ("SFAS 141R") and SFAS No. 160 "Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, and amendment of ARB No. 51" ("SFAS 160"). These new standards will significantly change the financial accounting and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. Specifically, under SFAS 141R and SFAS 160 companies will be required to:

▪	Recognize and measure in your financial statements, the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree

▪	Recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase

▪	Determine what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination

▪	Improve the relevance, comparability and transparency of the financial information of the reporting entity provides in its consolidated financial statements

SFAS 141R and SFAS 160 are required to be adopted concurrently, and are effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company is currently evaluating the impact SFAS 141R and SFAS 160 will have on its consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires enhanced disclosures about how and why companies use derivatives, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. The provisions of FAS 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. Consequently, FAS 161 will be effective for the Company's quarter ended March 31, 2009. The Company is in the process of determining the impact, if any, the adoption of FAS 161 will have on its financial statement disclosures.

NOTE 3 – ACQUISITIONS

On October 18, 2006, the Merger Agreement was entered into between CAC and STI, and closed on January 22, 2007. The Merger was accounted for under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations". Under this method of accounting, STI was determined to be the acquired company for accounting and financial reporting purposes. The financial results of STI are included in the consolidated financial statements of the Company from the date of acquisition. The Company believes that the merger will create benefits and synergies that will allow the Company to expand its margins, offer broader services and solutions, offer new services and solutions and improve its customer penetration.

Consideration paid to the stockholders of STI included 761,118 shares of common stock, 231,514 warrants to purchase common stock, and 172,361 stock options that vested immediately prior to the merger. The aggregate purchase consideration was determined as follows (in thousands):

Fair value of common stock	$7,632
Fair value of vested stock options	874
Fair value of warrant	2,316
Direct and incremental transaction costs	1,392

Total	$12,214

Included in the transaction costs is approximately $624,000 of costs payable to a principal stockholder for consulting services provided in connection with the merger.

The purchase price has been allocated based on estimated fair values of assets acquired and liabilities assumed. In 2007, goodwill was adjusted by approximately $(5.0) million as a result of (i) a $5.0 million forgiveness of debt originally included in the allocation of purchase price and (ii) miscellaneous adjustments of approximately $29,000, which reduced goodwill accordingly. The Company's purchase price allocation is as follows (amounts in thousands):

Cash	$1,944
Accounts receivable	17,064
Property and equipment	6,217
Goodwill	20,026
Customer relationships	16,000
Developed technology	2,000
Other assets	11,552
Outstanding debt	(29,505)
Other liabilities assumed	(33,084)

Total	$12,214

As part of the allocation of the purchase price, the Company estimated the fair value of the acquired deferred revenue and prepaid data center services costs in accordance with SFAS 141 and related literature, including EITF 01-3, "Accounting in a Business Combination for Deferred Revenue of an Acquiree" and also the guidance of EITF 04-11, "Accounting in a Business Combination for Deferred Postcontract Customer Support Revenue of a Software Vendor". The guidance requires the acquiring entity to recognize a legal performance obligation related to a revenue arrangement of an acquired entity and that the amount assigned to that liability should be based on its fair value at the date of the acquisition. The Company decreased the historical carrying value of STI's deferred revenue by approximately $3,018,000 and the prepaid data center services costs by approximately $403,000 to management's estimate of fair value in connection with the allocation of the purchase price of the Merger.

The following unaudited pro forma financial information (in thousands) presents the consolidated results for the year ended December 31, 2007, reported as though the acquisition of the assets Consonus, Inc. had been completed as of January 1, 2007 and that the Merger had been completed at the beginning of the periods presented. This pro forma unaudited financial information is not intended to be indicative of future results.

Revenues	$104,169
Net loss	$(5,739)
Basic and diluted net loss per common share	$(2.04)

NOTE 4 – GOODWILL AND OTHER INTANGIBLES

As of December 31, 2007 intangible assets consist of (in thousands):

Definite-lived intangible assets:
Customer relationships	$19,130
Developed technology	2,000
Less accumulated amortization	(2,581)

Total definite-lived intangible assets	18,549
Indefinite-lived intangible assets:
Goodwill	21,624

Goodwill and other intangible assets, net	$40,173

The $3.1 million assigned to customer relationships in connection with the acquisition of the assets of Consonus, Inc. is being amortized on a straight line basis over 7 years. Customer relationships of $16.0 million assigned as part of the Merger is being amortized over its useful life of 10 years in a pattern consistent with which the economic benefit is expected to be realized. The $2.0 million assigned to developed technology is being amortized on a straight line basis over an estimated useful life of 4 years. During the  year ended December 31,  2007, the Company recorded amortization expense of approximately $1,873,000.

Estimated future amortization expense of definite-lived intangible assets is as follows (in thousands):

2008	$2,680
2009	3,014
2010	3,200
2011	2,826
2012	2,152
Thereafter	4,677

Total	$18,549

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company capitalized direct and incremental expenses associated with the proposed initial public offering of approximately $5.7 million at December 31, 2007 which is included in prepaid expenses and other current assets in the accompanying consolidated balance sheet.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

As of December 31, 2007 property and equipment, net consisted of (in thousands):

Buildings	$15,433
Land	1,456
Leasehold improvements	62
Computer software and equipment	4,888
Office furniture and equipment	368
Construction in process	77

Total property and equipment	22,284
Less accumulated depreciation	(2,832)

Property and equipment, net	$19,452

NOTE 7 – LONG-TERM DEBT

As of December 31, 2007 long-term debt consists of the following (in thousands):

Line of credit agreement with a financial institution with a maximum borrowing limit of $2,500,000 with a variable interest rate (7.83% at December 31, 2007) payable monthly, principal due on May 31, 2010.	$–
Term loan of $10.5 million with a financial institution with monthly variable payments, a variable interest rate (7.83% at December 31, 2007), remaining balance due on May 31, 2012	9,392
Term loan of $1.9 million with a financial institution with monthly variable payments, a variable interest rate (7.83% at December 31, 2007), remaining balance due on November 19, 2014.	1,839
Note payable to a utility company (Second Utility Note), principal and accrued interest of 9% per annum due May 31, 2008.	2,800
Bank mortgage note payable, with interest at 8.5%, payable in equal monthly installments of $23,526 through November 2008, with payment of remaining balance due December 2008. The note is collateralized by a first deed of trust on STI's office building, assignment of all leases, and a security interest in all fixtures and equipment. This note was renegotiated in March 2008 and is now due in February 2011. See Note 14 for further discussion.	1,982
Bank mortgage note payable, with interest at 8.5%, payable in monthly installments of $3,025 through November 2008, with payment of remaining balance due December 2008. The note is collateralized by a first deed of trust on STI's office building, assignment of all leases, and security interest in all fixtures and equipment. This note was renegotiated in March 2008 and is now due in February 2011. See Note 14 for further discussion.	265
Note payable to Avnet, inc., our "Senior Lender", with interest at 8.0%, payable through September 2010 as discussed below. The note is collateralized by all assets of STI including a second position deed of trust on real estate.	19,752
Past due trade debt due to Senior Lender, with interest at 8.0%, payable through September 2010 as discussed below. The note is collateralized by all assets of STI including a second position deed of trust on real estate.	2,356
Notes payable to vendor, with interest at LIBOR plus 1.5% (6.74% at December 31, 2007), payable in payments based on excess cash flow in accordance with inter-creditor agreement. The note is unsecured.	4,245
Note payable to Oracle Finance, with interest at 8.0%, payable in quarterly payments of $3,193 through January 1, 2009.	12
Capital leases	478

Total	43,121

Less current maturities of long-term debt	(5,799)

Long-term debt	$37,322

On May 31, 2005, the Company entered into a credit agreement with U.S. Bank (U.S. Bank) that provided a $2.5 million line of credit and a $10.5 million term loan. Proceeds of the term loan and $1.5 million of the line of credit were used for the purchase of the assets of Consonus, Inc. as of May 31, 2005. Both loans bear interest at a rate equal to LIBOR plus a LIBOR spread as defined in the credit agreement (7.83% as of December 31, 2007) which is payable monthly. In addition, the line of credit requires the Company to pay a commitment fee quarterly on the unused portion of the line at a defined rate (0.5% as of December 31, 2007). The term loan requires monthly payments of $44,722 from October 2007 through May 2012, at which time the balance is due. The line of credit is due in May 2010.

On November 19, 2007, the Company entered into an amended and restated credit agreement with U.S. Bank. The amended and restated credit agreement with U.S. Bank provides for a new term loan in the amount of approximately $1.9 million, in addition to the existing revolving line of credit of $2.5 million and the existing $10.5 million term loan, as further described above. The new term loan in the amount of approximately $1.9 million bears interest at a rate equal to LIBOR plus a LIBOR spread as defined in the amended and restated credit agreement (7.83% interest rate at December 31, 2007) which is payable monthly. The new term loan in the amount of $1.9 million requires monthly principal payments of $22,155 plus applicable monthly interest payments from December 2007 through November 19, 2014, at which time the balance of the new term loan is due. The proceeds of the new term loan will be used to finance the costs of retrofitting a new leased data center facility in the Salt Lake City, Utah area, including the costs of equipment for use in the new data center facility.

The term loans and line of credit are collateralized by all assets and leases of CAC. The credit agreement contains affirmative, negative, and financial covenants. As of December 31, 2007, the Company was in compliance with all covenants.

In connection with the purchase of the assets of Consonus, Inc. from a utility company, the Company entered into various notes with the seller of the assets. These notes are collateralized by all assets and leases of CAC and are subordinate to the U.S. Bank agreement. These notes also contain affirmative, negative, and financial covenants. As of December 31, 2007, the Company was in compliance with all covenants. The First Utility Note with an original principal amount of $500,000 was repaid in May 2006. The Second Utility Note of $2.8 million and the Third Utility Note of $441,617 both accrue interest which is payable upon maturity of the notes. The Second Utility Note of $2.8 million matures in May 2008 and the Third Utility Note of $0.4 million matured in January 2007 but was modified as described below. Included in accrued liabilities at December 31, 2007 is approximately $0.7 million of accrued interest associated with the Second Utility Note.

On January 31, 2007, a modification agreement to the Third Utility Note was signed. The remaining principal amount of $300,000 and accrued interest of $2,625 as of January 31, 2007 plus future interest at 18.0% of $9,124 was paid in three equal installments of approximately $103,918 with the payments on February 28, 2007, March 31, 2007, and April 30, 2007. The Third Utility Note was paid in full in April 2007.

In connection with the Merger on January 22, 2007, the Company assumed all outstanding debt of STI. On May 20, 2005, STI entered into an Amended and Restated Refinancing Agreement (the Amended Agreement) with the lender (Senior Lender) which was later amended on June 22, 2006, May 1, 2007, September 10, 2007 and October 8, 2007. The Agreement, with amendments, consists of one note and a past due trade debt. The note in the amount of $20.1 million carries an interest rate of 8.0%. Payments of principal and interest under both the note and the past due trade debt are $300,000 monthly with the unpaid principal being due on September 10, 2010. Additionally, in connection with the Merger, the Company issued 231,514 warrants to purchase common stock to the Senior Lender.

The Senior Lender also provides goods and services for resale by the Company, referred to as trade debt in the agreement. Past Due Trade Debt, defined in the Agreement as trade debt that is unpaid 50 days or more after invoice date at such time, will accrue interest of 8% per annum. Past Due Trade Debt is paid with excess cash remaining after payments are made on the notes payable as noted in the Agreement.

The Amended Agreement also requires the unpaid debt balance to be paid off immediately with the proceeds from an initial public offering or other financing transaction. If an initial public offering or other financing transaction does not occur by September 30, 2008, the interest rate will increase on the note and the Past Due Trade Debt to 12% and the Senior Lender will be issued an additional warrant to purchase 231,514 shares of the Company's common stock at an exercise price of $0.00039 per share.

The Amended Agreement contains certain financial covenants as defined in the credit agreement which include a fixed charge coverage ratio, a limitation on capital expenditures, a minimum quarterly revenue attainment and a quarterly gross margin attainment.

As of December 31, 2007, the Company was not in compliance with certain financial covenants under the fourth amendment to the Amended Agreement with the Senior Lender and received a waiver of such violation in April 2008.

Future minimum principal payments on long-term debt are as follows (in thousands):

2008	$5,799
2009	2,430
2010	20,530
2011	2,797
2012	7,686
Thereafter	3,879
Total minimum payments	$43,121

NOTE 8 – INCOME TAXES

The Company adopted the provisions of FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. As a result of an acquisition during the year, the Company recognized an increase of $0.9 million in its unrecognized income tax benefits. The Company does not anticipate any significant increase or decrease of unrecognized tax benefit within the twelve month period following December 31, 2007.

The following table summarizes the activity related to our unrecognized tax benefits (in thousands):

Balance at January 1, 2007	$–
Increases related to acquisition	929
Increases related to current year tax positions	–
Balance at December 31, 2007	$929

If these unrecognized tax benefits of $0.9 million at December 31, 2007 were recognized, they would have decreased the Company's annual effective tax rate. No expense has been recorded for interest and penalties related to these tax positions.

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of the date of adoption, January 1, 2007 and as of December 31, 2007, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company has its tax years ended 1995 to 2007 open to examination by federal tax and major state tax jurisdictions. The Company has not been informed by any tax authorities for any jurisdiction that any of its tax years are under examination as of December 31, 2007.

The Company has operating loss carryforwards for federal tax purposes of approximately $20.8 million at December 31, 2007. The total amount is limited by Section 382 of the Internal Revenue Code. The Company also has gross North Carolina net operating loss carry forwards in the amount of $11.2 million.

The provision for income taxes for the year ended December 31, 2007 consists of the following (in thousands):

Current:
Federal	$276
State	24

300

Deferred:
Federal	3
State	–
3

Total	$303

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory income tax rate of 35% for the year ended December 31, 2007 to income loss before taxes as a result of the following differences (in thousands):

Income tax benefit at the statutory U.S. tax rate	$(1,626)
Increase in rate resulting from:
State income taxes	(293)
Purchased contract revenue	(18)
Meals and entertainment	45
Valuation allowance	2,128
Other	67

Income tax expense	$303

Deferred income taxes reflect the tax impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

Deferred tax assets and (liabilities) at December 31, 2007 are comprised of the following (in thousands):

Current:
Accrued vacation and bonuses	$82
Allowance for bad debt expense	234

Total current asset	316

Non-current:
Intangibles	(6,546)
Tax depreciation in excess of book depreciation	(199)
Net operating loss carry forward	7,957
Stock-based compensation	619
Deferred contract revenue	2,090
Other	5

Total non-current asset	3,926

Gross deferred tax asset	4,242
Valuation allowance	(4,242)

Net deferred tax asset	$–

The Company has provided a valuation allowance for the gross deferred tax asset due to the uncertainty regarding the Company's ability to realize the entire asset. The valuation allowance has increased by approximately $3.9 million during the year ended December 31, 2007.

Utilization of the federal net operating loss carry forwards are subject to a substantial annual limitation due to the change in ownership provisions of the Internal Revenue Code of 1986. The ultimate ability for the Company to use existing net operating loss carryovers to offset future income is limited. The Company's net operating loss carry forwards begin to expire at the end of the taxable year ending December 31, 2020.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company leases various office space, and land under non-cancelable operating leases which expire at various times from 2008 to 2055. Future aggregate minimum lease payments under non-cancelable operating leases as of December 31, 2007 were as follows (in thousands):

2008	$927
2009	532
2010	290
2011	178
2012	145
Thereafter	394

Total minimum lease payments	$2,466

Lease expense for the year ended December 31, 2007 was approximately  $1.4 million.

The Company contracts with certain vendors for bandwidth services which it then resells to its customers. As of December 31, 2007, the Company was contracted to pay these vendors approximately $270,000, $150,000 and $11,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

From time to time, the Company is subject to various lawsuits and other legal proceedings, which arise in the ordinary course of business. Management accrues an estimate of expense for any matters that can be reasonably estimated and that are considered probable of occurring based on the facts and circumstances. Management believes that the ultimate resolution of current matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

NOTE 10 – STOCK-BASED COMPENSATION

The Company has current agreements with two of its officers and one of its board members which give them an opportunity to earn a certain percentage of the equity of CAC. Those percentages ranged from 1.5% to 3.5% of the initial investment of CAC and vest over a 2 or 3 year vesting period. The Company has recognized compensation expense for year ended December 31, 2007 of $68,500 under these agreements based on the estimated fair value of the Company's stock on the date of the agreements. At December 31, 2007, there is approximately $23,000 of unrecognized compensation costs related to these awards. During the year ended December 31, 2007, an additional 42,641 shares vested in connection with these agreements. At December 31, 2007, there are 53,669 shares of common stock of CTI remaining to be vested.

The Company issued 24,261 shares of common stock in October 2006 as part of a consulting agreement whereby a third-party consulting firm performed certain services in connection with the pending public offering. An additional 31,246 shares are to be issued by June 30, 2008 for services previously provided during the year ended December 31, 2006. The compensation for the services has been reflected within prepaid expenses in the accompanying consolidated balance sheet since the costs are direct and incremental to the proposed public offering. Upon consummation of the public offering, all offering related costs capitalized within prepaid expenses will be reclassified to additional paid-in capital as a reduction of the proceeds.

The Company adopted an incentive compensation plan (2007 Equity Plan) on December 15, 2006. The 2007 Equity Plan provides for the issuance of a variety of stock-based awards that may be granted to executive officers, employees and consultants. The pricing, vesting, and other terms of the equity instruments are at the discretion of the Board. A total of 366,667 shares of common stock are reserved for issuance under the 2007 Equity Plan, of which 133,333 restricted shares of common stock and 141,633 deferred shares of common stock were issued on January 22, 2007 to certain members of senior management. An additional 44,870 restricted shares were issued in September 2007. Subsequent to January 22, 2007 and prior to December 31, 2007, 11,100 deferred shares were forfeited, leaving 130,533 deferred shares outstanding at December 31, 2007.

The 133,333 restricted common stock awards vest over a three year period with 66.66% vesting in the first year and 16.67% vesting in the second and third year. There are no performance requirements attached to the vesting. The 44,870 restricted common stock awards vest, as amended in February 2008, over the next four years, 30% vest on February 6, 2008, 40% will vest on March 31, 2009, 20% will vest on March 31, 2010 and 10% will vest on March 31, 2011. In accordance with SFAS 123R, the Company recognized approximately $1.0 million of compensation expense for the year ended December 31, 2007. At December 31, 2007, there is approximately $0.9 million of unrecognized compensation costs related to these awards.

The 130,533 deferred common stock awards vest evenly on an annual basis over a three year period with the vesting tied to performance criteria, as well as continued service. At December 31, 2007, 130,533 shares of the deferred stock granted remained outstanding with the remaining 11,100 shares forfeited during the year. In accordance with SFAS 123R, the Company recognized $0.4 million in compensation expense for the year ended December 31, 2007 based on management's estimate of the awards expected to vest. At December 31, 2007, there is approximately $0.9 million of unrecognized compensation costs related to these awards.

During January 2007, the Company issued 18,380 shares of common stock to a related party of its principal stockholder. The Company recorded compensation expense equal to the estimated fair value of the stock issued of approximately $184,000 within selling, general, and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2007.

A summary of the Company's stock option plan at December 31, 2007 and changes during the year then ended is as follows:

	Number of Shares	Average Exercise Price	Average Remaining Contractual Terms	Aggregate Intrinsic Value

Outstanding at December 31, 2006	–	$–
Options granted in connection with the Merger	172,361	$23.63
Forfeited or expired	7,793	$9.64

Outstanding at December 31, 2007	164,568	$24.29	5.1	$–

As of December 31, 2007, there is zero unrecognized compensation cost related to outstanding stock options because all options were fully vested immediately prior to the Merger closing date of January 22, 2007. Therefore all outstanding options at December 31, 2007 are exercisable. There were no options granted during the year ended December 31, 2007 except for those issued in connection with the Merger.

At December 31, 2007, the Company had reserved a total of 847,664 of its authorized 13,333,333 shares of common stock for future issuance as follows:

Outstanding warrants	231,514
Outstanding stock options	164,568
Outstanding restricted stock	178,203
Outstanding deferred stock	215,448
Possible future issuance under 2007 Equity Plan	57,931
847,664

NOTE 11 – EMPLOYEE SAVINGS PLAN

The Company sponsors a defined contribution 401(k) plan (the Retirement Plan). Employees become eligible to participate in the Retirement Plan beginning the month subsequent to three months of employment. Participants may contribute up to 100% of their compensation up to a maximum annual contribution of $15,500 for 2007 if they are under 50 years of age and $ $20,500 if they are 50 years or older as prescribed by the Internal Revenue Service. Currently, the Company provides contributions equal to 3% of employees' eligible earnings. The Company recognized expense related to these contributions of approximately $60,000 for the year ended December 31, 2007.

In connection with the Merger, the Company maintains a 401(k) savings plan with a profit sharing feature (the Plan) whereby employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company's matching contribution is discretionary and is determined on an annual basis. During the year ended December 31, 2007, the Company recognized expense of approximately $69,000 in connection with the Plan. The Company also may make annual discretionary profit sharing contributions to the Plan for all full-time employees who qualify as to age and length of service. The Company did not make any discretionary profit sharing contributions for the year ended December 31, 2007.

NOTE 12 – PREFERRED STOCK

As part of its initial capitalization, Gazelle Technologies, Inc. issued 15,000,000 shares of $.10 par value preferred stock in exchange for barter credits. Gazelle Technologies was merged into CAC on May 2, 2005 and the preferred shares of Gazelle were exchanged for 15,000,000 shares of $.10 par value preferred stock in the Company. The preferred shares are non-voting and non-dividend eligible shares. The shares are automatically convertible into regular voting, dividend paying common stock into an amount of shares representing 3% of the then outstanding share equity of any new or merged or acquired companies, public or private or in the event that the Company becomes a public company. The preferred stock was converted into the 65,066 shares of common stock of the Company in January 2007 in connection with the Merger.

NOTE 13 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2007, the Company recognized expenses for services provided by Knox Lawrence International, KLI, a principal shareholder of the Company, and its affiliates of approximately $250,000. At December 31, 2007, the Company has a payable to KLI of approximately $1,543,000 related to payments made by KLI on behalf of the Company for legal, accounting, and consulting costs. Included in the amount at December 31, 2007 is approximately $624,000 associated with fees payable to KLI for their consulting services associated with the Merger. (See Note 3 for further discussion). KLI also made capital contributions to the Company of $150,000 during the year ended December 31, 2007. In January 2007, the Company issued 18,380 shares of its common stock with an estimated fair value of approximately $184,000 to a current investor (See Note 10 for further discussion).

NOTE 14 – SUBSEQUENT EVENTS

Repurchase of Common Stock

In January 2008, 102,350 shares of restricted stock and 43,510 shares of deferred stock vested under the 2007 Equity Plan. The Board of Directors approved a plan to purchase 51,013 shares of vested restricted and deferred stock issued under the 2007 Equity Plan and 12,449 shares of vested deferred stock issued under a previous CAC plan. These shares were purchased by the Company for approximately $625,000, which represents management's estimate of fair value on the date of repurchase.

Restricted Common Stock Awards

In February 2008 and May 2008, the Company issued an additional 35,696 and 44,620 shares, respectively, of restricted common stock to certain members of senior management. The restricted common stock award of 35,696 shares both vest evenly on an annual basis over a three year period with the vesting tied to performance criteria as well as continued service. For the restricted common stock award of 44,620 shares, 7,437 shares vest on March 31, 2009, 14,873 shares vest on each of March 31, 2010 and 2011, and 7,437 shares vest on September 30, 2011.

Revision of Bank Mortgage Notes Payable Terms

In March 2008, the Company revised the terms of its two bank mortgage notes payable with principal amounts totaling $2.2 million with a single bank mortgage note payable in the amount of $2.4 million, with an interest rate of 8.00%. The revised note requires monthly principal and interest payments in the amount of $23,526 commencing in March 2008, with a final payment due in February 2011. The note is collateralized by a first deed of trust on STI's office building, assignment of all leases, and a security interest in all fixtures and equipment. Additional borrowings received under the revised note will be used to fund anticipated capital expenditures in 2008.

Amendment to Amended and Restated Credit Agreement

In January 2008, the Company entered into the first amendment to the amended and restated credit agreement with U.S. Bank. The amendment allowed for the bank to issue letter of credit to the Company up to $500,000 and that letter of credit outstanding would reduce the availability of the line of credit. In January 2008, the Company was issued a letter of credit for approximately $353,000.

Amended Agreement with Senior Lender

As discussed in Note 7, the Company received a waiver from its Senior Lender in April 2008 for its non-compliance with certain covenants with the Amended Agreement. In May 2008, STI entered into an agreement with Avnet to amend certain restrictive financial covenants for covenant periods beginning March 31, 2008.

New Credit Facility

In May 2008, the Company entered into subordinated debt facility with a bank. The facility provides for a new term loan in the amount of $3.0 million. The facility bears interest at a rate equal to LIBOR plus 10.00% (12.80% interest rate at closing) which is payable monthly. The new facility also requires quarterly principal payments of $100,000 from July 2008 through May 2010, at which time the balance of the new term loan is due. Proceeds from the facility were used to help pay off the Second Utility Note of principal of $2,800,000 and interest of $0.8 million.

Item 20.                 Indemnification of Directors and Officers

Section 145 (“Section 145”) of the Delaware General Corporation Law, as amended (the “DGCL”), permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.  The foregoing is only a summary of the described sections of the Delaware General Corporation Law and is qualified in its entirety by reference to such sections.

Midas Medici’s Certificate of Incorporation and bylaws provide that it shall indemnify each of our officers and directors to the fullest extent permitted by Section 145.

Midas Medici’s Certificate of Incorporation, as amended, provides that no current or former director of the Company shall be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to Midas Medici’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Midas Medici has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 21.                 Exhibits and Financial Statement Schedules

(a) Exhibits

2.1
Agreement of Merger and Plan of Reorganization, dated as of April 30, 2010, by and among Midas Medici Group Holdings, Inc., MMGH Acquisition, Inc. and Consonus Technologies, Inc. (Incorporated by reference to the Registrant’s registration statement on Form S-4 filed on May 3, 2010)

3.1	Articles of Incorporation (Incorporated by reference to Exhibit 3.1 on Form 10SB filed May 2, 2007).
3.2	Certificate of Ownership of Mondo Acquisition I, Inc. and Midas Medici Group Holdings, Inc. (Incorporated by reference to the Registrant’s Form 8-K filed on May 27, 2009)
3.3	Bylaws (Incorporated by reference to the Registrant’s Form S-1/A filed on September 30, 2009).
4.1	Form of Underwriter’s Purchase Warrant (Incorporated by reference to the Registrant’s Form S-1/A filed on February 4, 2010).
5.1	Opinion of Sichenzia Ross Friedman Ference LLP (Incorporated by reference to the Registrant’s Form S-1/A filed on October 1, 2010).
8.1*	Form of Tax Opinion of Wilk Auslander LLP
10.1	Stock Option Plan (Incorporated by reference to the Registrant’s Form 8-K filed on July 31, 2009).
10.2	Employment Agreement between Midas Medici Group Holdings, Inc. and Nana Baffour dated as of July 16, 2009 (Incorporated by reference to the Registrant’s Form 8-K filed on July 22, 2009).
10.3	Employment Agreement between Midas Medici Group Holdings, Inc. and Johnson Kachidza dated as of July 16, 2009 (Incorporated by reference to the Registrant’s Form 8-K filed on July 22, 2009).
10.4
Stock Purchase Agreement dated May 15, 2009, among Mondo Acquisition I, Inc., Mondo Management Corp., and Midas Medici Group, Inc. (Incorporated by reference to the Registrant’s registration statement on Form S-4 filed on June 30, 2010)

10.5
Capital Commitment Agreement between Utilipoint International, Inc. and The Intelligent Project, LLC dated as of July 1, 2009 (Incorporated by reference to the Registrant’s Form S-1/A filed on September 30, 2009).

10.6
Agreement to be bound to the Limited Liability Company Agreement between of The Intelligent Project, LLC dated as of July 1, 2009 (Incorporated by reference to the Registrant’s Form S-1/A filed on September 30, 2009).

10.7	Limited Liability Company Agreement of The Intelligent Project, LLC dated as of May 22, 2009. (Incorporated by reference to the Registrant’s Form S-1/A filed on November 3, 2009).
10.8	Consulting Agreement between Utilipoint International, Inc. and KLI IP Holding, Inc. dated as of July 1, 2009 (Incorporated by reference to the Registrant’s Form S-1/A filed on September 30, 2009).
10.9
Management Services Agreement between Utilipoint International, Inc. and The Intelligent Project, LLC dated as of July 1, 2009 (Incorporated by reference to the Registrant’s Form S-1/A filed on September 30, 2009).

10.10	Stock Subscription Agreement executed by Knox Lawrence International, LLC dated as of July 1, 2009 (Incorporated by reference to the Registrant’s Form S-1/A filed on September 30, 2009).
10.11	Revolving Senior Subordinated Note dated as of July 1, 2009 (Incorporated by reference to the Registrant’s Form S-1/A filed on September 30, 2009).
10.12	Form of Subscription Agreement for sales of common stock on July 17, July 31, and August 14, 2009 (Incorporated by reference to the Registrant’s Form S-1/A filed on September 30, 2009).
10.13
Form of Return to Treasury Agreement executed by Nana Baffour, Johnson Kachidza, Frank Asante-Kissi and B.N. Bahadur effective June 29, 2009 (Incorporated by reference to the Registrant’s Form 8-K filed on July 31, 2009)

10.14
Reimbursement Agreement between Midas Medici Group Holdings, Inc. and Knox Lawrence International LLC dated as of August 7, 2009 (Incorporated by reference to the Registrant’s Form S-1/A filed on September 30, 2009).

10.15
Management Agreement between Utilipoint International, Inc. and Knox Lawrence International LLC dated as of July 23, 2007(Incorporated by reference to the Registrant’s Form S-1/A filed on September 30, 2009).

10.16
Senior Subordinated Debenture issued by Utilipoint International, Inc. to Knox Lawrence International LLC dated as of January 15, 2009 (Incorporated by reference to the Registrant’s Form S-1/A filed on September 30, 2009).

10.17
Senior Subordinated Debenture issued by Utilipoint International, Inc. to Knox Lawrence International LLC dated as of December 31, 2008 (Incorporated by reference to the Registrant’s Form S-1/A filed on September 30, 2009).

10.18	Lease for Utilipoint’s corporate offices in Albuquerque, New Mexico (Incorporated by reference to the Registrant’s Form S-1/A filed on September 30, 2009).
10.19	Lease for Utilipoint’s corporate offices in Tulsa, Oklahoma (Incorporated by reference to the Registrant’s Form S-1/A filed on November 3, 2009).
10.20	Lease for Utilipoint’s corporate offices in Sugar Land, Texas (Incorporated by reference to the Registrant’s Form S-1/A filed on November 3, 2009).
10.21	Lease for Utilipoint’s corporate offices in Brno, Czech Republic (Incorporated by reference to the Registrant’s Form S-1/A filed on February2, 2010).
10.22	Revolving Loan Agreement among Midas Medici Group Holdings, UtiliPoint International, Inc. and Proficio Bank (Incorporated by reference to the Registrant’s Form S-1/A filed on November 25, 2009)
10.23
Secured Revolving Promissory Note (Incorporated by reference to the Registrant’s Form 8-K filed on October 20, 2009) (Incorporated by reference to the Registrant’s Form S-1/A filed on November 25, 2009) (Incorporated by reference to the Registrant’s Form S-1/A filed on November 25, 2009)

10.24	Security Agreement among Midas Medici Group Holdings, Inc., UtiliPoint International, Inc. and Proficio Bank. (Incorporated by reference to the Registrant’s Form 8-K filed on October 20, 2009)
10.25
Subordination and Standstill Agreement among, Bruce R. Robinson Trust under agreement dated March 27, 2006, Jon Brock, Robert C. Bellemare, and Knox Lawrence International, LLC (Incorporated by reference to the Registrant’s Form 8-K filed on October 20, 2009)

10.26	Comfort Letter by Knox Lawrence International, LLC (Incorporated by reference to the Registrant’s Form 8-K filed on October 20, 2009)
10.27	Letter Agreement between Forbes Magazine and UtiliPoint International, Inc. dated as of October 2, 2009(Incorporated by reference to the Registrant’s Form S-1/A filed on November 3, 2009).
10.28
Distribution Agreement dated May 1, 2007 between Strategic Technologies, Inc. and Avnet, Inc. dba Avnet Technology Solutions (Incorporated by reference to the Form S-1/A filed by Consonus on August 9, 2007).

10.29	[Intentionally Omittted]
10.30
Solutions Provider Agreement between Strategic Technologies, Inc. and Symantec Corporation dated June 1, 2002 as amended on January 27, 2005(Incorporated by reference to the Form S-1/A filed by Consonus on August 9, 2007).

10.31	[Intentionally Omittted]
10.32	[Intentionally Omittted]
10.33
  NetApp Reseller Authorization Agreement between NetApp, Inc  and Strategic Technologies, effective as of October 6, 2010. (Incorporated by reference to the Registrant’s Form S-4/A filed on November 5, 2010).

10.34*	Partner Network Full Use Distribution Agreement between Oracle America, Inc. and Strategic Technologies, Inc. dated as of April 30, 2010.
10.35*	Hardware Addendum to the Partner Network Full Use Distribution Agreement between Oracle America, Inc. and Strategic Technologies, Inc. dated as of October 18, 2010
10.36
Amendment and Waiver No.1 to the Agreement and Plan of Merger dated as of October 28, 2010 between Midas Medici Group Holdings, Inc., MMGH Acquisition, Inc. and Consonus Technologies, Inc. (Incorporated by reference to the Registrant’s Form 8-K filed on November 3, 2010)

10.37*	Asset Purchase Agreement among Viawest, Inc. VW Acquisition Corp., Consonus Technologies, Inc. and Consonus Acquisition Corp. dated as of October 1, 2010. (subject to confidential treatment request)
14.1	Code of Ethics (Incorporated by reference to the Registrant’s Form S-1/A filed on September 30, 2009).
16.1	Letter from Russell Bedford International dated July 24, 2009 (Incorporated by reference to the Registrant’s Form 8-K/A filed on July 28, 2009).
21	Subsidiaries (Incorporated by reference to the Registrant’s Form S-1/A filed on September 30, 2009).
23.2*	Consent of J.H. Cohn LLP.
23.3*	Consent of REDW LLC.
23.4*	Consent of J.H. Cohn LLP.
23.5*	Consent of Ernst & Young LLP
23.6	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1)
23.7	Consent of Wilk Auslander LLP (included in Exhibit 8.1)
99.1	Form of Proxy Card (Incorporated by reference to the Registrant’s Form S-1/A filed on October 1, 2010).

 *  Filed herewith.

The exhibits listed below in the "Exhibit Index" are part of this Registration Statement and are numbered in accordance with Item 601 of Regulation S-K.

Item 22.   Undertakings.

The undersigned registrant hereby undertakes:

  (a)     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)          To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended.

(ii)         To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)        To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)            That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)            To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(g) The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)           That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES
In accordance with the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of  New York, in the State of  New York, on December 30, 2010 .
Midas Medici Group Holdings, Inc.

By:	/s/ Nana Baffour
Nana Baffour CEO, Co-Executive Chairman (Principal Executive Officer) and Director

By:	/s/ Johnson M. Kachidza
Johnson M. Kachidza
CFO, President, Co-Executive Chairman (Principal Financial and Accounting Officer) and Director

In accordance with the requirements of the Securities Act, this Registration Statement has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.

NAME	TITLE	DATE

/s/ Nana Baffour
Nana Baffour	CEO, Co-Executive Chairman (Principal Executive Officer) and Director	December 30, 2010

/s/ Johnson M. Kachidza
Johnson M. Kachidza	CFO, President, Co-Executive Chairman (Principal Financial and Accounting Officer) and Director	December 30, 2010

/s/ Keith Gordon*
Keith Gordon	Director	December 30, 2010
/s/ Samuel Arthur
Samuel Arthur	Director	December 30, 2010

*/s/ Nana Baffour
Nana Baffour
Attorney-in-fact